PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-187961

$200,000,000
AFFINITY GAMING
AFFINITY GAMING FINANCE CORP.
Exchange Offer for 9.00% Senior Notes due 2018
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Offer for outstanding 9.00% Senior Notes due 2018, in the aggregate principal amount of $200,000,000 (the “Old Notes”) in exchange for up to $200,000,000 in aggregate principal amount of 9.00% Senior Notes due 2018 which have been registered under the Securities Act of 1933, as amended (the “Exchange Notes” and, together with the Old Notes, the “Notes”).

Terms of the Exchange Offer

The offer, which we can amend or terminate, is not subject to any condition other than it does not violate applicable law or any interpretation of the staff of the Securities and Exchange Commission. We will not receive any proceeds from the exchange offer, which expires 11:59 p.m., New York City time, June 11, 2013, unless extended. You may withdraw tendered outstanding Old Notes any time before the expiration or termination of the exchange offer. The exchange of Old Notes for the Exchange Notes should not be a taxable exchange for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Terms of the Exchange Notes

The Exchange Notes will accrue interest at a rate of 9.00% per annum, will be payable semi-annually on each May 15 and November 15 (commencing on November 15, 2012), and will mature on May 15, 2018. The Exchange Notes, which we may redeem in whole or in part from time to time (see “Description of Exchange Notes”), will be general unsecured obligations and will rank equally in right of payment with all of our existing and future indebtedness that is not expressly subordinated thereto, senior in right of payment to any future indebtedness that is expressly subordinated in right of payment thereto and effectively junior to our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. All of our existing and future direct and indirect domestic subsidiaries that guarantee any of our other indebtedness, all of which we refer to in this prospectus as the guarantors, will fully, jointly, severally and unconditionally guarantee the Exchange Notes on a senior unsecured basis. The terms of the Exchange Notes are substantially identical to those of the outstanding Old Notes, except the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the Exchange Notes. If we experience certain changes of control, we must offer to purchase the Exchange Notes at 101% of their aggregate principal amount, plus accrued and unpaid interest, if any.

For a discussion of the specific risks that you should consider before tendering your outstanding Old Notes in the exchange offer, see “Risk Factors” beginning on page 34 of this prospectus.

There is no established trading market for the Old Notes or the Exchange Notes. We do not intend to list the Exchange Notes on any securities exchange or seek approval for quotation through any automated trading system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2013

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it shall deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer shall not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Issuers and the guarantors have agreed that, for a period of 180 days after consummation of this registered exchange offer, they shall make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specifically offered hereby or an offer to sell any securities offered hereby in any jurisdiction where, or to any person whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or issuing the Exchange Notes.
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws.  You can identify forward-looking statements by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects”, “projects,” “may,” “will” or “should,” or the negative or other variation of these or similar words, or by discussions of strategy or risks and uncertainties, and similar references to future periods.  Examples of forward-looking statements include, but are not limited to, statements we make regarding (i) the adequacy of cash flows from operations and available cash, and (ii) the effects on our business as a result of the reorganization proceedings of our predecessor, Herbst Gaming, Inc. and its wholly-owned subsidiaries (collectively, “Predecessor”) under title 11 of the United States Code (the “Bankruptcy Code”), 11 U.S.C. §§ 101, et seq., as amended (“Chapter 11”), in the United States Bankruptcy Court for the District of Nevada, Northern Division (the “Bankruptcy Court”).

We base forward-looking statements on our current expectations and assumptions regarding our business, the economy and other future conditions.  Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that we cannot easily predict.  Our actual results may differ materially from those contemplated by the forward-looking statements.  We caution you, therefore, that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance.  These risks and uncertainties include, but are not limited to, statements we make regarding: (i) the potential adverse impact of the Chapter 11 filing on our operations, management and employees; (ii) customer response to the Chapter 11 filing; (iii) the adequacy of cash flows from operations, available cash and available amounts under our credit facility to meet future liquidity needs; (iv) expectations regarding the operation of slot machines at our casino properties; (v) our continued viability, our operations and results of operations; or (vi) expectations related to integration of newly acquired casino properties.  Additional important factors that could cause actual results to differ materially and adversely from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions, as well as the following:

•	our debt service requirements may adversely affect our operations and ability to complete,

•	our ability to generate cash to service our substantial indebtedness depends on many factors that we cannot control,

•	rising gasoline prices,

•	intense competition,

•	extensive regulation from gaming and other government authorities,

•	changes to applicable gaming and tax laws could have a material adverse effect on our financial condition,

•	severe weather conditions and other natural disasters that affect visitation to our casinos,

•	environmental contamination and remediation costs,

•	the recession and, in particular, the economic downturn in Nevada and California,

•	changes in income and payroll tax laws,

•	additional gaming licenses being granted in limited license jurisdictions where we operate,

•	changes in the smoking laws, and

•	other factors as described in “Risk Factors.”

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.  We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise.

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MARKET AND INDUSTRY DATA

This prospectus contains statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified market industry data provided by third parties, and we take no further responsibility for this data.

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SUMMARY

The following summary contains important information about us and the exchange offer but may not contain all information that may be important to you in making a decision to tender your Old Notes. For a more complete understanding of our company and the exchange offer, we urge you to read carefully this entire prospectus, including the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and the consolidated financial statements (including the accompanying notes) appearing elsewhere in this prospectus.

As discussed herein, we acquired substantially all of the assets of Herbst Gaming, Inc. (“HGI”) in connection with HGI’s plan of reorganization that was consummated on December 31, 2010 (the “Emergence Date”). Unless otherwise noted, the terms “Company,” “Affinity,” “Affinity Gaming,” “we,” “us,” “our” and “Successor” refer to Affinity Gaming, a Nevada corporation, and its consolidated subsidiaries, including Affinity Gaming Finance Corp., the co-issuer of the Exchange Notes, for periods following the Emergence Date and HGI and its subsidiaries (the “Predecessor”) prior to the Emergence Date. The term “Issuers” refers collectively to Affinity Gaming and Affinity Gaming Finance Corp.

OUR COMPANY

We are a Nevada corporation, headquartered in Las Vegas, which owns and operates 12 casinos in four states—six in Nevada, three in Colorado, two in Missouri and one in Iowa. In addition to our diverse, multi-jurisdictional casino operations, we provide consulting services to the operator of the Rampart Casino at the JW Marriott Resort in Las Vegas, for which we receive a fixed monthly fee and are eligible to receive a percentage of revenue in excess of specified thresholds.

On December 20, 2012 (the “Effective Time”), Affinity Gaming, LLC converted from a Nevada limited liability company into a Nevada corporation after adopting an Agreement and Plan of Conversion (the “Conversion Agreement”) and filing its Articles of Conversion (the “Articles of Conversion”) with the Secretary of State of the State of Nevada. The resulting entity is now known as Affinity Gaming (such conversion, the “Conversion”). Pursuant to the Conversion, at the Effective Time, among other things, (i) the membership interests of Affinity Gaming, LLC held by its members were converted into common shares of Affinity Gaming on a one-to-one basis, and the members of Affinity Gaming, LLC became stockholders of Affinity Gaming, (ii) all property, subsidiaries, rights, privileges, powers and franchises of Affinity Gaming, LLC vested in Affinity Gaming, and all liabilities and obligations of Affinity Gaming, LLC became liabilities and obligations of Affinity Gaming, and (iii) the Articles of Organization and the Operating Agreement of Affinity Gaming, LLC, in each case as in effect immediately prior to the Effective Time, ceased to have any force or effect, and the Articles of Incorporation and Bylaws of Affinity Gaming were adopted. Upon consummation of the Conversion, shares of our common stock were deemed to be registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), we are the successor issuer to Affinity Gaming, LLC.

OUR BUSINESS STRATEGY

We focus on earning the loyalty primarily of local, value-oriented gaming patrons who gamble frequently. Because such patrons represent a high potential for repeated visits, generating customer satisfaction and loyalty is a critical component of our strategy. We also cater to the drive-in tourist patrons whom we can entice to repeat their visits.

Local patrons are typically sophisticated gaming customers who seek convenient locations, high payouts, a good meal and a pleasant atmosphere. Although perceived value initially attracts a customer to our casino properties, actual value generates customer satisfaction and loyalty. We therefore seek to provide attentive customer service in a friendly, casual atmosphere, recognizing that consistent quality and a comfortable atmosphere stem from the collective care and friendliness of each employee.

During 2012 and the first month of 2013, we divested of a slot machine route operation and six Nevada casinos, while acquiring three casinos in Black Hawk, Colorado. These acquisition and disposition transactions were critical to and consistent with our long-term strategic vision.

We anticipate that our growth will come from the diversification and expansion of our existing properties and through strategic acquisitions. Our key focus remains on expanding the operating margins of our existing properties through a combination of top-line revenue growth and stringent expense management. We have invested in both human capital and

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business intelligence tools to optimize our slot operations and improve the overall effectiveness of our marketing efforts. We continuously review the operating performance of each of our existing properties and the feasibility of enhancing their performance through targeted capital expenditures and expense savings programs. In doing so, we assess the anticipated relative costs and benefits of the projects under consideration, the availability of cash flows and debt financing to fund capital expenditures, and competitive and other relevant factors.

OUR PROPERTIES

On February 29, 2012, we acquired the land and buildings of the Golden Mardi Gras Casino, Golden Gates Casino and Golden Gulch Casino (together, the “Black Hawk Casinos”), all of which are located in Black Hawk, Colorado (the “Golden Gaming Acquisition”), pursuant to the Asset Purchase Agreement (“Black Hawk Agreement”) with Golden Mardi Gras, Inc. Pursuant to the Black Hawk Agreement, we simultaneously leased the Black Hawk Casinos back to Golden Gaming, LLC (formerly, Golden Gaming, Inc.) (“Golden Gaming”), an affiliate of Golden Mardi Gras, Inc., until we obtained gaming licenses in Colorado. We were licensed by the Colorado Gaming Commission on October 18, 2012, and we began operating the Black Hawk Casinos on November 1, 2012.

Casino Operations

As of December 31, 2012, after giving effect to the sale of our Sands Regency Casino Hotel in Reno, Nevada, the Gold Ranch Casino & RV Resort in Verdi, Nevada, and the Dayton Depot Casino in Dayton, Nevada to Truckee Gaming, LLC (“Truckee Gaming”) on February 1, 2013 (the “Truckee Disposition”), our casino properties consist of six casinos in Nevada, three casinos in Colorado, two casinos in Missouri and one casino in Iowa. The majority of our casino properties focus on local customers, with an emphasis on slot machine play.

The following table summarizes our casino operations as of December 31, 2012:

Property	Location	Year Built[1]	Gaming Square Feet	Slots	Table Games	Hotel Rooms	Additional Gaming Information
Nevada
Terrible’s Las Vegas	Las Vegas	2006	25,000	964	10	327	Race and sports book; bingo
Henderson Casino	Henderson	1993	4,000	95	—	—
Primm Valley	Primm	1990	38,000	822	26	625	Race and sports book; California lottery station
Buffalo Bill’s	Primm	1994	62,000	889	29	1,243	Race and sports book; poker
Whiskey Pete’s	Primm	1977	36,000	554	10	779
Rail City	Sparks	2007	24,000	882	7	—	Sports book; keno; poker
Total Nevada			189,000	4,206	82	2,974
Midwest
St Jo Frontier	St. Joseph, MO	2005	13,000	566	11	—
Mark Twain[2]	LaGrange, MO	2001	18,000	649	13	—
Lakeside Iowa[2,3]	Osceola, IA	2005	36,000	1,027	13	150
Total Midwest			67,000	2,242	37	150
Colorado
Black Hawk Casinos	Black Hawk	[4]	31,000	1,065	22	—
Total			287,000	7,513	141	3,124

(1)    This column presents the year the property was built or the year of the most recent remodel.
(2)    Mark Twain and Lakeside Iowa also have 8 and 47 RV spaces, respectively.
(3)    In 2012, Lakeside Iowa expanded from 60 to 150 hotel rooms.
(4)    Golden Mardi Gras Casino, Golden Gulch Casino and Golden Gate Casino were built or remodeled in 2000, 2003 and 1992, respectively.

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Sparks, NV
Rail City
Black Hawk, CO
Golden Mardi Gras
Golden Gulch Casino
Golden Gate Casino
Osceola, IA
Lakeside Iowa
Las Vegas, NV
Company headquarters
LaGrange, MO
Mark Twain
St. Joseph, MO
St. Jo
Las Vegas, NV
Terrible's Las Vegas
Primm, NV
Buffalo Bill's
Whiskey Pete's
Primm Valley
Henderson, NV
Henderson Casino

Nevada Casinos

Terrible’s Las Vegas

Terrible’s Hotel & Casino in Las Vegas, Nevada (“Terrible’s Las Vegas”) has approximately 25,000 square feet of gaming space with approximately 964 slot machines, 10 table games, a race and sports book operated by a third party, a 195-seat bingo facility, a buffet and a 24-hour café. There are currently 327 hotel rooms with standard amenities. Terrible’s Las Vegas is conveniently located approximately one mile east of the Las Vegas Strip, which we believe appeals to locals who wish to avoid the congestion of the Strip. Terrible’s Las Vegas’ favorable location has made it popular with Strip casino employees. Although not a tourist destination due to the limited number of rooms, the property receives some tourist traffic through the casino due to its proximity to the airport, the Las Vegas Strip, the University of Nevada - Las Vegas and the Las Vegas Convention Center.

Henderson Casino

The Town Casino & Bowl is located in Henderson, Nevada (“Henderson Casino”), a suburb southeast of Las Vegas. The property has approximately 4,000 square feet of gaming space with approximately 95 slot machines, a 16-lane bowling alley and a 24-hour café.

Primm Casinos

Affinity Gaming owns the business and leases the real estate on which Primm Valley Resort & Casino (“Primm Valley”), Buffalo Bill’s Resort & Casino (“Buffalo Bill’s”) and Whiskey Pete’s Hotel & Casino (“Whiskey Pete’s” and together with Primm Valley and Buffalo Bill’s, the “Primm Casinos”) are located in Primm, Nevada. Primm is on the Nevada-California state line along Interstate 15, the major interstate route between Los Angeles and Las Vegas. The Primm Casinos collectively own and manage three gas station/convenience stores, a Starbucks Coffee outlet and one California Lottery store. Two 18-hole, Tom Fazio-designed golf courses with a full-service restaurant and club house, leased and managed by a third-party, are located nearby.

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Primm Valley. Primm Valley offers approximately 822 slot machines, 26 table games and a race and sports book operated by a third party. Additionally, Primm Valley has a 625 room hotel and 21,000 square feet of convention space. Primm Valley has a full-service coffee shop operated by a third party, an Original House of Pancakes, a buffet and the GP Steakhouse. The resort has a swimming pool and a 13,000 square foot full-service spa. Primm Valley is connected to the “Fashion Outlets of Las Vegas,” a retail complex owned by a third party that houses over 100 designer outlet stores, including a Neiman Marcus “Last Call,” a Williams Sonoma Outlet store, Coach, Tommy Bahama, Banana Republic and Versace factory outlet stores.

Buffalo Bill’s. Buffalo Bill’s offers approximately 889 slot machines, 29 table games and a race and sports book operated by a third party. In addition to a 1,243 room hotel, Buffalo Bill’s has a Denny’s operated by a third party, a buffet and a Mexican restaurant. The western-themed property also has extensive entertainment amenities, including the 6,800 seat “Star of the Desert” arena that hosts headline entertainers throughout the year. Buffalo Bill’s has a roller coaster as well as water park log rides, a movie theater and a midway-style arcade.

Whiskey Pete’s. Whiskey Pete’s offers approximately 554 slot machines, 10 table games and two full service bars. Additionally, Whiskey Pete’s has a 779 room hotel, a full service coffee shop operated by a third party, a weekend buffet, a McDonald’s restaurant, an International House of Pancakes, an 8,000 square foot special events and concert venue with 650 seats, and a swimming pool.

Rail City

Rail City Casino in Sparks, Nevada (“Rail City”) has approximately 24,000 square feet of gaming space housing approximately 882 slot machines, 7 table games, keno, a sports book operated by a third party, a 24-hour family-style restaurant and an ale house and brew pub.

Midwest Casinos

St Jo

The St Jo Frontier Casino (“St Jo”), a riverboat casino located in a man-made basin adjacent to the Missouri River in St. Joseph, Missouri, offers approximately 566 slot machines and 11 table games. St Jo also has a coffee-shop-style restaurant/buffet and lounge, as well as 2,400 total square feet of conference and meeting space. The casino and its amenities have a locally-popular western theme based on St. Joseph’s heritage as the founding location and headquarters of the Pony Express. St Jo owns 54 acres of land, 32 acres of which are undeveloped.

Mark Twain

Mark Twain Casino (“Mark Twain”), a riverboat casino located in a man-made basin adjacent to the Mississippi River in LaGrange, Missouri, offers approximately 649 slot machines and 13 table games, as well as eight RV parking spots. Mark Twain also has a coffee shop style restaurant/bar and an additional bar in the casino. The casino has a locally popular theme based on Mark Twain, who grew up in and wrote about nearby Hannibal, Missouri.

Lakeside Iowa

Lakeside Casino Resort (“Lakeside Iowa”), a riverboat casino located on West Lake in Osceola, Iowa, 40 miles southwest of Des Moines, offers approximately 1,027 slot machines and 13 table games. Lakeside Iowa also offers a 150-room hotel, 10,000 square feet of conference and meeting facilities that may also be used for concerts, a fitness center, an outdoor concert/entertainment venue, an indoor pool and a gift shop. In addition, Lakeside Iowa has a coffee-shop-style restaurant/buffet and lounge located in the main lobby, two bars located in the casino, a convenience store and Pilot/Flying J branded truck stop and gas station located adjacent to the casino, and 47 RV spaces with utility hookups. Lakeside Iowa owns 109 acres of land, 75 acres of which are undeveloped.

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Colorado Casinos

The Golden Mardi Gras Casino, Golden Gates Casino and Golden Gulch Casino are located in close proximity to one another along a half-mile strip of casino and casino-hotel properties in the historic mining town of Black Hawk, Colorado. The Black Hawk Casinos collectively feature approximately 31,000 square feet of gaming space, 1,065 slot machines, 22 table games and 17 live poker games, as well as three restaurants, four bars and a parking garage with 750 spaces. The casinos are well-positioned within the market with their large parking garage located in the center of the main gaming district at a key intersection between other properties.

Discontinued Operations

On February 1, 2013, we sold three of our northern Nevada casinos—the Sands Regency Casino Hotel, the Gold Ranch Casino & RV Resort, and the Dayton Depot Casino—to Truckee Gaming in the Truckee Disposition.

On February 27, 2012, we sold our casino in Searchlight, Nevada and the portion of our slot route operations relating solely to the Terrible Herbst convenience stores in Nevada to JETT Gaming, LLC (“JETT”), a Las Vegas-based slot route operator (the “JETT Transactions”). On February 29, 2012, we sold the remainder of our slot route operations, as well as our two Pahrump, Nevada casinos, to Golden Gaming, a Las Vegas based casino, tavern and slot route operator (the “Golden Gaming Disposition”).

Sands Regency Casino Hotel

Sands Regency Casino Hotel in Downtown Reno, Nevada has approximately 26,000 square feet of gaming space, including approximately 548 slot machines and eight table games, bingo, live poker and a sports book operated by an independent third party. Additionally, the Sands has 833 hotel rooms and a spa. Dining options at the Sands include Cabana Café, a coffee house/deli-style restaurant, a buffet and Copa Bar and Grill. The property also has a Mel's, the original, diner style restaurant, and a quick serve restaurant, both of which are operated by third parties. The facility also includes approximately 12,000 square feet of convention and meeting space. Third parties lease space from the Sands and operate a wedding chapel, a bicycle and ski rental shop and a beauty shop.

Gold Ranch Casino & RV Resort

The Gold Ranch Casino and RV Resort in Verdi, Nevada offers approximately 240 slot machines in an 8,000 square foot casino, a sports book operated by a third party, a family-style restaurant, a Jack-in-the-Box restaurant leased to and operated by a third-party, a bar, a 105-space RV park, a California lottery store, a gas station and a convenience store.

Dayton Depot Casino

The Dayton Depot Casino is located in Dayton, Nevada. The Dayton Casino has approximately 14,000 square feet of casino space, a family-style restaurant, 219 slot machines and a sports book operated by a third party.

Terrible's Town Casino

Terrible's Town Casino in Pahrump, Nevada, which is approximately 60 miles from Las Vegas, has approximately 14,000 square feet of gaming space with approximately 343 slot machines, six table games, a race and sports book, a 120-seat bingo facility and a restaurant with a buffet.

Terrible's Lakeside Casino & RV Park

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Terrible's Lakeside Casino & RV Park is located in Pahrump, Nevada and has approximately 10,000 square feet of gaming space with 186 slot machines, a race and sports book, 159 RV spaces and a restaurant with buffet.

Terrible's Searchlight Casino

Terrible's Searchlight Casino is located in Searchlight, Nevada which is approximately 50 miles from Las Vegas, and has approximately 4,000 square feet of gaming space with approximately 75 slot machines, a full-service truck stop and a 24-hour café.

Slot Route Operations

Our slot route operations, which we divested in February 2012, involved the exclusive installation and operation of slot machines in chain store and street account locations. We defined chain stores as grocery stores, drug stores, merchandise stores and convenience stores, each with more than five locations. Our chain store contracts were primarily with large, national retailers such as Albertsons, Vons, Safeway, CVS and Smith's, as well as Terrible Herbst gas stations and convenience stores. Street accounts include local bars, restaurants and non-chain convenience stores. Nevada law limits slot route operations to certain types of non-casino locations including bars, taverns, convenience stores, grocery stores and drug stores. Most locations were limited to offering no more than 15 slot machines. We generally entered into two types of slot route contracts: space lease arrangements and revenue-sharing arrangements. Under space lease arrangements, which we principally entered into with chain stores, we paid a fixed monthly fee for each location in which we placed slot machines and we kept the revenues generated by the slot machines. Under revenue-sharing arrangements, which we typically entered into with street accounts, we paid the location owner a percentage of the revenues generated by our slot machines located at that particular street account. To enter into a revenue-sharing arrangement, the location owner had to hold a gaming license. Both space lease and revenue-sharing arrangements typically involved long-term contracts that provided us with the exclusive right to install our slot machines at particular locations. In the case of chain stores, our contracts also gave us the exclusive right to install slot machines at stores opened in the future.

COMPETITION

Nevada Market

Terrible’s Las Vegas and the Henderson casino compete for local gaming customers with other locals-oriented casino-hotels in Las Vegas. We do not believe that Terrible’s Las Vegas or the Henderson casino directly compete with many of the resort-casino properties on the Las Vegas Strip, which focus primarily on attracting tourist players; instead, its principal competitors are other locals-oriented casinos located near its properties. Terrible’s Las Vegas and the Henderson casino compete with other locals-oriented casino-hotels on the basis of the desirability of location; payout rates; personalized approach; casino promotions; the availability, comfort and value of restaurants and hotel rooms; and the variety and value of entertainment. The construction of new casinos or the expansion of existing casinos near Terrible’s Las Vegas or the Henderson casino could negatively impact our results of operations and financial condition.

Our properties in Primm compete for value-oriented customers with casinos in the Las Vegas market and outside of the Las Vegas market in places like Henderson, Jean, Laughlin and Mesquite, Nevada. The Primm casinos also compete with Native American properties in Southern California. Primm’s business levels are heavily dependent on the number of customers it can draw from Interstate 15, which stretches between Las Vegas and California. We compete with other gaming companies as well as other hospitality companies that provide accommodations and amenities for leisure and business travelers. In many cases, our competition has greater name recognition and financial resources to reinvest in their properties. They offer similar restaurant, entertainment and other amenities and target the same demographic group we do.

Competition among casinos in the Reno/Sparks market where Rail City is located is intense. The expansion and maturation of Native American gaming in Northern California has had an adverse impact on total gaming revenue of the greater Reno area. More Native American casinos and the planned expansion of existing casinos in Northern California will increase the competitive market. In addition, many of our direct competitors in the Reno market have greater financial and other resources than we do, and competing Reno resorts that formerly focused on tourists have now turned their attention to the locals market in an attempt to recoup or minimize lost business.

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Our Nevada properties may face increased competition from online poker services in Nevada, which would allow customers to wager from home via the Internet. On February 21, 2013, Nevada, the first state in the U.S. to legalize online poker on an intrastate basis, expanded its existing interactive gaming laws that permit and regulate online gambling. Specifically, Governor Sandoval signed into law Assembly Bill 114, a law that will also allow Nevada to enter into compacts with other states that authorize online poker to increase player liquidity by facilitating games between players located inside and outside Nevada. The law in this area has been rapidly evolving and additional legislative developments, in Nevada and elsewhere, may accelerate the proliferation of certain forms of online gambling, including, but not limited to, poker, in Nevada and throughout the United States. In addition, many of our competitors in the Nevada market have greater financial resources than we do and have already applied or been approved for interactive gaming licenses in Nevada to provide online poker services. Increases in the popularity of and competition from such services could negatively impact our results of operations and financial condition.

Midwest Market

Each of Lakeside Iowa, Mark Twain and St Jo competes for local gaming customers with other casinos in their respective markets.

Lakeside Iowa is located along Interstate 35, approximately 40 miles southwest of Des Moines, Iowa. Its primary competitors are the Prairie Meadows Casino, the Riverside Casino and Golf Resort and the Meskwaki Bingo Casino Hotel. The Prairie Meadows Casino is located approximately 60 miles from Lakeside Iowa, east of Des Moines. Riverside Casino and Golf Resort is located in Riverside, Iowa, approximately 175 miles from Osceola. The Meskwaki Bingo Casino Hotel is located in Tama, Iowa and is approximately 110 miles from Lakeside Iowa. Additionally, the Warren County Board of Supervisors approved a special election for May 7, 2013 for voters in the county to decide whether to approve gambling in the county, with certain business and civic leaders proposing to build a casino with an events center, hotel and bowling alley in northwest Norwalk, approximately 35 miles from Lakeside Iowa, south of Des Moines.

Mark Twain is the only casino in northeast Missouri and is approximately 15 miles from Quincy, Illinois and approximately 25 miles from Hannibal, Missouri. The closest casino to Mark Twain is the Catfish Bend Casino, located in Burlington, Iowa, which is approximately 75 miles from LaGrange.

St Jo is approximately 50 miles north of Kansas City, Missouri. St Jo primarily targets residents of St. Joseph, Missouri and is the only casino in St. Joseph. However, St Jo competes indirectly with five casinos in and around Kansas City, Missouri. In February 2012, the newest entrant to the Kansas City market began operating at the Kansas Speedway. Additionally, the legislature has authorized the operation of slot machines in a closed race track. To date, the owner of that facility has declined to reopen but continued increased competition could adversely affect our revenue. To a lesser extent, St Jo also competes with several Native American casinos, the closest of which is approximately 45 miles from St. Joseph.

Certain states have recently legalized, and other states are considering legalizing, casino gaming in certain areas. In addition, states such as Illinois and Kansas have awarded additional gaming licenses or are expanding permitted gaming. In addition, Iowa was considering awarding additional gaming licenses in the state. The award of one or more additional licenses in Iowa or in other locations close to Lakeside Iowa, Mark Twain or St Jo would be expected to adversely affect our results of operations and financial condition.

Colorado Market

The Black Hawk Casinos compete with approximately 25 other gaming operations located in the Black Hawk/Central City gaming market in Colorado. The Black Hawk Casinos are situated directly across the street from one of the largest casinos in the market and collectively have 1,065 slot machines and 39 table games, including 17 live poker tables. Additionally, the Black Hawk Casinos have one of the only parking garages in the market with approximately 750 parking spaces. The Black Hawk and Central City gaming market is insulated from other casino gaming markets, with no casinos within 50 miles. In the past, proposals have been made for the development of Native American, racetrack and video lottery terminal casinos throughout the state. Neither the state’s electorate nor the state’s legislature has adopted any of these proposals. Should any form of additional gaming be authorized in the Denver metropolitan area, the Black Hawk Casinos would be adversely affected. In 2012, the House Finance Committee of the Colorado House of Representatives considered House Bill 1280, which would authorize the installation of video lottery terminals at a location west of the continental divide, which is approximately one hundred miles from the Central City and Black Hawk gaming markets; however, that bill died in committee.

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INTELLECTUAL PROPERTY

The development of intellectual property is part of our overall business strategy, and we regard our intellectual property to be an important element of our success. While our business as a whole is not substantially dependent on any one patent or combination of our patents or other intellectual property, we seek to establish and maintain our proprietary rights in our business operations and technology through the use of patents, copyrights, trademarks and trade secret laws. We file applications for and obtain patents, copyrights and trademarks in the United States. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements.

On December 31, 2010, in connection with the Restructuring Transactions, we acquired all of the trademark rights owned by Predecessor. This included trademarks licensed to Predecessor pursuant to a Trademark License Agreement (the “Trademark License”) between Predecessor and Terrible Herbst, Inc., dated August 24, 2001, for the trademarks “Terrible Herbst,” “Terrible's,” and the “bad guy logo.” The license allows for exclusive use of the marks in the states of Nevada, Missouri and Iowa in the gaming and casino industry. We have licensed the Terrible Herbst trade name from Terrible Herbst, Inc., a related party of Predecessor, through June 2013. Subject to mutual consent as to the amount of the license fee and continued use, we may extend the term of the license agreement; however, we cannot assure you whether or when we will be able to renew the license agreement. Additionally, we were assigned trademark rights formerly owned by Predecessor for the following trademarks and the respective design logos: “Buffalo Bill's Resort & Casino,” “Desperado,” “Pioneer Pete's,” “Primm Center,” “Primm Rewards Players Club,” “Primm Valley Casino Resorts,” “Primm Valley Lotto Store,” “Primm Valley Resort,” “Primm Valley Resort & Casino,” “Star of the Desert Arena,” “Whiskey Pete's,” “Whiskey Pete's Hotel Casino,” “Rail City,” and “Rail City Ale House.” Since the Emergence Date, we have applied for federal registrations for the trademarks, “Affinity Gaming” and “A-Play,” and recently acquired all of the trademark rights for the Black Hawk Casinos.

We consider all of these marks, and the associated name recognition, to be valuable to our business, and we are not aware of any third party claims against the use or registration of our trademarks at this time.

E-T-T, Inc. (“E-T-T”), a subsidiary of Predecessor which converted to E-T-T, LLC as part of the Restructuring Transactions, is the owner of technology and pending patents for a casino player payment system. These inventions are referred to as the “Secure Safe System” and “Safe Patents.” In connection with the sale of the slot route, we sold the Secure Safe System and Safe Patents to Golden Gaming.

SEASONALITY

We do not believe that our business reflects seasonal trends to any significant degree.  However, our casinos in the Midwest and in Northern Nevada do experience some business interruption during the winter months.  Additionally, our casinos in Missouri are subject to flooding depending on the water levels of the Missouri and Mississippi Rivers. We also expect that our Black Hawk Casinos will experience similar business disruption during the winter months.

ENVIRONMENTAL LAWS

Compliance with federal, state and local laws enacted for the protection of the environment to date had no material effect upon our capital expenditures, earnings or competitive position. We are currently building a new travel center in Primm, Nevada. In connection with the construction, we have encountered contaminated soil requiring remediation. The contamination resulted from a gas station operated more than 30 years ago, and from abandoned underground fuel lines. Through December 31, 2012, we have spent approximately $3.2 million on remediation work, and we estimate that such amount could increase to approximately $4 million. The amounts spent on remediation are incremental to our planned expenditures on the project. We cannot provide assurance that we have accurately estimated or identified the scope of the issue or the impact that this remediation will have on our capital expenditures, earnings or competitive position as we complete the project. Although we maintain insurance coverage, and have submitted an insurance claim for the cost of remediation, the potential liability related thereto may exceed the amount of our insurance coverage or may be excluded under the terms of the policy, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be required to make additional expenditures to remain in, or to achieve, compliance with environmental laws in the future and such expenditures may be material.

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GOVERNMENTAL REGULATION

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. Each of our casinos is subject to extensive regulation under the laws, rules and regulations of the jurisdiction where it is located. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interests in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Our businesses are subject to various federal, state and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

Nevada

The ownership and operation of casino gaming facilities and slot routes in Nevada are subject to the Nevada Gaming Control Act and the regulations promulgated thereunder, or the Nevada Act, and various local regulations.

Our gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Clark County Liquor and Gaming Licensing Board, and the Cities of Reno, Henderson and other local regulatory authorities (collectively, the “Nevada Gaming Authorities”).

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the establishment and maintenance of responsible accounting practices and procedures;

•
the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	the prevention of cheating and fraudulent practices; and

•	providing a source of state and local revenues through taxation and licensing fees.

Changes in these laws, regulations and procedures could have an adverse effect on our gaming operations.

Entities that operate casinos in Nevada are required to be licensed by the Nevada Gaming Authorities. A gaming license for such activities requires the periodic payment of fees and taxes and is not transferable. Affinity Gaming is registered by the Nevada Gaming Commission as a publicly traded corporation (a “registered corporation”). As a registered corporation, we are required periodically to submit detailed financial and operating reports to the Nevada Gaming Commission and furnish any other information that the Nevada Gaming Commission may require. Affinity Gaming has been found suitable by the Nevada Gaming Commission to own the membership interests of various licensed limited liability companies that own and operate casinos licensed by the Nevada Gaming Commission (all of which are collectively referred to as the “Gaming Subsidiaries”). No person may become a member of, or receive any percentage of the profits from any of the Gaming Subsidiaries without first obtaining licenses and approvals from the Nevada Gaming Authorities. Affinity Gaming and all of its Gaming Subsidiaries have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in the various gaming businesses that each respectively operates in Nevada.

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The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, Affinity Gaming or any of the Gaming Subsidiaries in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors, managers and certain key employees of Affinity Gaming or any of the Gaming Subsidiaries must file applications with the Nevada Gaming Authorities and are required to be licensed by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause that they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove any change in corporate position.

If the Nevada Gaming Authorities were to find an officer, director, manager or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. In addition, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

Affinity Gaming and the Gaming Subsidiaries are required to submit detailed financial and operating reports to the Nevada Gaming Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by Affinity Gaming and its Gaming Subsidiaries must be reported to and/or approved by, the Nevada Gaming Commission.

If it were determined that Affinity Gaming or any of its Gaming Subsidiaries violated the Nevada gaming laws, our gaming licenses and registrations with the Nevada Gaming Commission could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, Affinity Gaming, the Gaming Subsidiaries and the persons involved could be subject to substantial fines for each separate violation of the Nevada laws at the discretion of the Nevada Gaming Commission. Further, the Nevada Gaming Commission could appoint a supervisor to operate our gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of our gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our operations.

Any beneficial holder of Affinity Gaming's voting or non-voting securities, regardless of the number of shares owned, may be required to file an application, be investigated and have his or her suitability as a beneficial holder of Affinity Gaming's voting or non-voting securities determined if the Nevada Gaming Commission has reason to believe that such ownership would be inconsistent with the declared policies of the State of Nevada. If such beneficial holder who must be found suitable is a corporation, limited liability company, partnership or trust, it must submit detailed business and financial information including a list of its beneficial owners. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in connection with conducting such investigation.

The Nevada Act requires any person who acquires more than 5% of a registered corporation's voting securities to report the acquisition to the Nevada Gaming Commission. The Nevada Act requires beneficial owners of more than 10% of a registered corporation's voting securities apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the Chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. However, an “institutional investor,” as defined in the Nevada Act, that beneficially owns more than 10%, but not more than 11%, of a registered corporation's voting securities as a result of a stock repurchase by the registered corporation may not be required to file such an application. Further, an institutional investor that acquires more than 10%, but not more than 25%, of a registered corporation's voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if that institutional investor holds the voting securities for investment purposes only. An institutional investor that has obtained a waiver may hold more than 25%, but not more than 29%, of a registered corporation's voting securities and maintain its waiver if the additional ownership results from a stock repurchase by the registered corporation. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the registered corporation, any change in the corporate charter, bylaws, management, policies or operations of the registered corporation, or any of its gaming affiliates or any other action which the Nevada Gaming Commission finds to be inconsistent with holding the registered corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

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•	the establishment and maintenance of responsible accounting practices and procedures;

•
the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	the prevention of cheating and fraudulent practices;

•	providing a source of state and local revenues through taxation and licensing fees;

•	voting on all matters voted on by stockholders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities as the Nevada Gaming Commission may determine to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chairman of the Nevada State Gaming Control Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a registered corporation beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. Affinity Gaming and the Gaming Subsidiaries may become subject to disciplinary action if, after receipt of notice that a person is unsuitable to be a stockholder or to have any other relationship with Affinity Gaming or the Gaming Subsidiaries, Affinity Gaming:

•	pays that person any dividend or interest upon voting securities;

•	allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value.

Additionally, the Clark County Liquor and Gaming Licensing Board, which has jurisdiction over five of our six Nevada casinos, has taken the position that it has the authority to approve all persons owning or controlling the stock of any entity controlling a gaming license.

Affinity Gaming may be required to disclose to the Nevada State Gaming Control Board and the Nevada Gaming Commission the identities of all holders of its debt securities. The Nevada Gaming Commission may, in its discretion, require the holder of any debt or similar security of a registered corporation to file applications, be investigated and be found suitable to own the debt or other security of a registered corporation. If the Nevada Gaming Commission determines that a person is unsuitable to own the security, then pursuant to Nevada law, the registered corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Gaming Commission, it:

•	pays to the unsuitable person any dividend, interest, or any distribution whatsoever;

•	recognizes any voting right by the unsuitable person in connection with debt securities;

•	pays the unsuitable person remuneration in any form; or

•	makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

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Affinity Gaming is required to maintain a current stock ledger in Nevada, which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial holder to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. We are also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Gaming Commission has the power to require our securities to bear a legend indicating that the securities are subject to the Nevada Act.

Affinity Gaming may not make a public offering of securities without the prior approval of the Nevada Gaming Commission if the proceeds from the offering are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or similar transactions. Furthermore, any such approval, if granted, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

Changes in the control of Affinity Gaming through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby that person obtains control (including foreclosure on the pledged shares), may not occur without the prior approval of the Nevada Gaming Commission. Entities seeking to acquire control or ownership of a registered corporation must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission in a variety of stringent standards prior to assuming control of such registered corporation. The Nevada Gaming Commission may also require the stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defensive tactics affecting Nevada corporate gaming licensees and registered corporations that are affiliated with those operations may be injurious to stable and productive corporate gaming. The Nevada Commission has established regulations to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (1) assure the financial stability of corporate gaming licensees and their affiliates; (2) preserve the beneficial aspects of conducting business in the corporate form; and (3) promote a neutral environment for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the registered corporation can make exceptional repurchases of voting securities above the current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the registered corporation's board of directors in response to a tender offer made directly to the registered corporation's stockholders for the purposes of acquiring control of the registered corporation.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

•	a percentage of the gross revenues received;

•	the number of gaming devices operated; or

•	the number of table games operated.

A live entertainment tax is also paid by gaming operations where entertainment is furnished in connection with admission fees, the selling of food or refreshments or the selling of merchandise.

Any person who is licensed, required to be licensed, registered, required to be registered or is under common control with such persons, or Licensees, and who is or who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada State Gaming Control Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada State Gaming Control Board of the Licensees' participation in foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Gaming Commission. Thereafter, Licensees are also required to comply with certain reporting requirements imposed by the Nevada gaming laws. Licensees are also subject to disciplinary action by the Nevada Gaming Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to a foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities or enter into associations that are

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harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employ, contract with or associate with a person in the foreign operation who has been denied a license or a finding of suitability in Nevada on the ground of personal unsuitability.

The sale of alcoholic beverages in gaming establishments is subject to strict licensing, control and regulation by local regulatory authorities. Local regulatory authorities have full power to limit, condition, suspend or revoke any such licenses.

Missouri

On November 3, 1992, a statewide referendum authorized gaming in the State of Missouri on the Missouri and the Mississippi Rivers. On April 29, 1993, Missouri enacted revised legislation (as amended, the “Missouri Gaming Law”) which amended the existing legislation. In a decision handed down on January 25, 1994, the Missouri Supreme Court held that games of chance were prohibited under the Missouri constitution. In a statewide election held on November 8, 1994, Missouri voters approved the adoption of an amendment to the Missouri Constitution which permits the legislature to allow games of chance to be conducted on excursion boats and floating facilities on the Mississippi River and the Missouri River. As a result of the amendment, games of chance are also permitted, subject to Missouri Gaming Law. Pursuant to the Missouri Gaming Law, there are thirteen operating riverboat gaming facility sites in Missouri: one in Caruthersville; one in Boonville; four in the St. Louis area; four in the Kansas City area; one in LaGrange; one in St. Joseph and one in Cape Girardeau.

Opponents of gaming in Missouri have brought several legal challenges to gaming in the past and may possibly bring similar challenges in the future. On November 25, 1997, the Missouri Supreme Court overturned a state lower court and held that a portion of the Missouri Gaming Law that authorized excursion gaming facilities in “artificial basins” up to 1,000 feet from the Mississippi or Missouri rivers was unconstitutional. This ruling created uncertainty as to the legal status of several excursion gaming riverboat facilities in the state. On November 3, 1998, a statewide referendum was held, whereby the voters amended the constitution to allow “artificial basins” for existing facilities, effectively overturning the above Missouri Supreme Court decision. There can be no assurances that any future challenges, if brought, would not further interfere with gaming operations in Missouri, including the operations of St Jo and Mark Twain.

Under the Missouri Gaming Law, the ownership and operation of riverboat gaming facilities in Missouri are subject to extensive state and local regulation. Affinity Gaming; HGI-St Jo, LLC, our subsidiary which owns St Jo and the current licensee for that facility; and HGI-Mark Twain, LLC, our subsidiary which owns Mark Twain and the current licensee for that facility; any subsidiaries, and some of their officers and employees are and will be subject to specific regulations, including ongoing licensing requirements. As part of the application and licensing process for a gaming license, the applicant must submit detailed financial, operating and other reports to the Missouri Gaming Commission. Each applicant has an ongoing duty to update the information provided to the Missouri Gaming Commission in the application, usually within seven days of a material change in the information on file with the Missouri Gaming Commission. Each of St Jo and Mark Twain has frequently updated its application materials since it was initially licensed. In addition to the information required of the applicant, directors, officers, affiliated business entities and other defined “key persons” (which include individuals and companies designated by the Missouri Gaming Commission) must submit Personal Disclosure Forms, which include detailed financial information, and are subject to thorough investigations. In addition, some officers and directors of Affinity Gaming, as well as Affinity Gaming itself, have submitted Personal Disclosure Forms and applications to the Missouri Gaming Commission. All gaming employees must obtain an occupational license issued by the Missouri Gaming Commission. Suppliers are also subject to licensing requirements of the Missouri Gaming Commission. An institutional investor holding an interest of 20% or less in Affinity Gaming for only passive investment purposes, may be exempted from these licensure requirements by the Missouri Gaming Commission.

Effective May 30, 2008, certain amendments were made to Missouri's gaming regulations that provide for the division of Missouri gaming licenses into Class A and Class B Licenses. Affinity Gaming now holds a Class A License which allows Affinity Gaming to own and operate the HGI-St Jo and HGI-Mark Twain business entities. HGI-St Jo and HGI-Mark Twain now hold Class B Licenses allowing them to operate St Jo Frontier Casino and HGI-Mark Twain, respectively.

In January 2013, the Class A and Class B licenses for Affinity Gaming, HGI-St Jo and HGI-Mark Twain were renewed for four-year terms by the Missouri Gaming Commission, which continues to require, among other things:

•	suitability investigations into an applicant's character, financial responsibility, experience and qualifications;

•	suitability investigations into each designated key person or affiliated business entity's character, financial responsibility, experience and qualifications;

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•	disclosure of required financial (see above) and other personal information on each key person or designated affiliated business entity;

•	disclosure of detailed information about the applicant's history, business, affiliations, officers, directors and owners;

•	an affirmative action plan for the (a) hiring and training of minorities and women, and (b) purchase of goods and services from businesses owned by minorities and women; and

•	an economic development or impact report.

License fees cover all related costs of the Missouri Gaming Commission investigation and are a minimum of $50,000 for the initial application and $25,000 annually thereafter. Each of Affinity Gaming, HGI-St Jo and HGI-Mark Twain has undergone a full licensing investigation and hearing in connection with its licensing.

The Missouri Gaming Law and implementing regulations impose restrictions on the use of and do not permit the transfer of the gaming licenses as well as limitations on transactions engaged in by licensees. The licenses issued by the Missouri Gaming Commission may not be transferred nor pledged as collateral. The Missouri Gaming Law regulations bar a licensee from taking any of the following actions without prior notice to, and approval by, the Missouri Gaming Commission:

•	any transfer or issuance of an ownership interest in a gaming licensee that is not a publicly held company;

•	any transfer or issuance of an ownership interest of five percent or more of the issued and outstanding ownership interest of Affinity Gaming which is publicly traded and is a holding company;

•	any private incurrence of debt by the licensee or any holding company of $1,000,000 or more;

•	any public issuance of debt by a licensee or its holding company; and

•	defined “significant related party transactions.”

Affinity Gaming must obtain advance approval of the Missouri Gaming Commission to enter into any contract or arrangement, whereby a person or group of persons acting in concert (a) owns, controls, or has power to vote 25 percent or more of the ownership interest in Affinity Gaming, HGI-St Jo and HGI-Mark Twain, or (b) controls the election of a majority of the directors or managers of Affinity Gaming, HGI-St Jo and HGI-Mark Twain.

In addition, the licensee must notify the Missouri Gaming Commission of other transactions that include the transfer of five percent or more of an ownership interest in the licensee or holding company if publicly held and any transaction of at least $1,000,000.

The restrictions on transfer of ownership apply to Affinity Gaming as well as the direct licensees, HGI-St Jo and HGI-Mark Twain. Gaming equipment may not be pledged except under very limited circumstances where possession is limited to defined licensed entities. Corporate stock and/or equity ownership of some licensees may not be pledged except in narrow circumstances and subject to regulatory conditions following notification to the Missouri Gaming Commission.

Missouri statutes and administrative rules contain detailed requirements and conditions concerning the operation of a licensed excursion gambling boat facility, including but not limited to the following:

•	a charge of two dollars per gaming customer per excursion that licensees must either collect from each customer or pay itself to the Missouri Gaming Commission;

•	minimum payouts;

•	the payment of a 21% tax on adjusted gross receipts;

•	prohibitions against providing credit to gaming customers;

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•	the use of credit cards and cashing of checks by customers;

•
providing security on the excursion gambling boat, including a requirement that each licensee reimburse the Missouri Gaming Commission for all costs of any Missouri Gaming Commission staff, including Missouri Highway Patrol Officers, necessary to protect the public on the licensee's riverboat;

•	the receipt of liquor licenses from the Missouri Gaming Commission and local jurisdictions; and

•	the adoption of minimum control standards for the conduct of gaming and the operation of the facility approved by the Missouri Gaming Commission.

The Missouri Gaming Commission has the power, as well as broad discretion in exercising this power, to revoke or suspend gaming or occupational licenses and impose other penalties for violations of the Missouri Gaming Law and the rules and regulations promulgated thereunder, including without limitation, forfeiture of all gaming equipment used for improper gaming and fines of up to three times a licensee's highest daily gross receipts during the preceding twelve months.

Although the Missouri Gaming Law provides no limit on the amount of riverboat space that may be used for gaming, the Missouri Gaming Commission is empowered to impose space limitations through the adoption of rules and regulations.

Previously, the Missouri Gaming Law imposed as to each customer a $500 loss limit per two-hour period established by each licensee with the approval of the Missouri Gaming Commission. However, by vote of Missouri registered voters on November 8, 2008, the Missouri Gaming Law was amended to provide that the Missouri Gaming Commission shall not establish any regulations or policies that limit the amount of wagers, losses or buy-in amounts.

In addition, the Missouri Gaming Commission is empowered to determine on a city and county‑specific basis where “dockside” or permanently‑docked gaming is appropriate and may be permitted. The Missouri Gaming Commission has authorized all thirteen licensed sites to operate all or a portion of their facilities on a continuously docked basis.

The sale of alcoholic beverages in gaming establishments is subject to strict licensing, control and regulation by the Missouri Gaming Commission. The Missouri Gaming Commission has full power to limit, condition, suspend or revoke any such Commission license. The Commission has also issued strict regulations concerning the sale and use of alcoholic beverages upon an excursion gambling boat or facility immediately adjacent to an excursion gambling boat.

Iowa

In 1989, the State of Iowa legalized riverboat gaming on the Mississippi River and other waterways located in Iowa. Under Iowa gaming law (“Iowa Gaming Law”), a license to conduct gaming may be issued in a county only if the county electorate has approved gaming. The electorate of Clarke County, Iowa, where Osceola is located, approved gaming on February 28, 1995 by referendum. Gaming conducted by the Lakeside Casino was approved by referendum on November 18, 1997. In addition, a referendum must be held every eight years in each of the counties where gambling games are conducted and the proposition to continue to allow gambling games in such counties must be approved by a majority of the county electorate voting on the proposition. Such referenda took place on November 5, 2002 and November 2, 2010 with the majority of the electorate voting each time in favor of continued gaming in Clarke County. The next referendum is scheduled for 2018. If any reauthorization referendum is defeated, Iowa Gaming Law provides that any previously issued gaming license will remain valid and subject to renewal for a total of nine years from the date of original issuance of the license, subject to earlier non-renewal or revocation under Iowa Gaming Law and regulations applicable to all licenses.

In addition, Iowa Gaming Law authorizes the granting of licenses to non-profit corporations that, in turn, are permitted to enter into operating agreements with qualified persons who also actually conduct riverboat gaming operations. Such operators must likewise be approved and licensed by the Iowa Racing and Gaming Commission (the “Iowa Gaming Commission”).

In July 1997, Clarke County Development Corporation (“CCDC”), a non-profit corporation organized for the purpose of facilitating riverboat gaming in Osceola, Iowa, entered into an operator's contract, since amended, for Lakeside Iowa for a term of up to 50 years. Under the operator's contract, as amended, CCDC is to be paid a monthly fee equal to 1.5% of the adjusted gross gaming revenue of Lakeside Iowa. In September 2004, HGI-Lakeside, LLC (the Company's subsidiary that owns and operates Lakeside Casino, formerly HGI-Lakeside, Inc.) entered into an agreement whereby upon the later of our obtaining approval from the Iowa Gaming Commission or our closing the transactions contemplated with Southern Iowa Gaming

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Company, Southern Iowa would immediately pay $3.2 million to an escrow fund controlled by the City of Osceola. Beginning February 2013, and continuing for so long as the operator's contract, as amended, remains in effect, we will pay into the escrow fund controlled by the City of Osceola an additional 1% of annual adjusted gross receipts from Lakeside Iowa. We may, however, offset up to 50% of this additional 1% annual payment with any expenditures we have made for capital improvements (excluding gaming devices and improvements to the gaming facility, casino floor, development of a truck stop and general repairs and maintenance). Further, pursuant to a dock site agreement executed in August 1997 (which also has a term of up to 50 years) (the “Lakeside Lease”), Lakeside Iowa is required to pay a monthly fee to the City of Osceola and the Water Works Board of Trustees equal to 1.25% of the adjusted gross gaming revenue of Lakeside Iowa and an annual fee, to be paid in equal monthly installments, equal to approximately $160,000, with such amount to increase each year by 1% until termination of the Lakeside Lease. Pursuant to a settlement agreement approved by the Iowa Gaming Commission at its March 2012 meeting, we will pay an increased annual fee under the Lakeside Lease of $245,000 and have agreed to employ 290 full-time employees.

In March 2012, CCDC initiated legal proceedings against both us and the Iowa Racing Commission. CCDC has sought a declaratory judgment ruling that the operator's contract is non-assignable. We intend to contest CCDC's position even though there are no present plans to seek to assign the agreement. CCDC has also named both the Iowa Racing Commission and us in a separate suit seeking judicial review of the Commission's ruling in November 2010, approving Predecessor's creditors to become owners of Affinity Gaming, LLC prior to our emergence from bankruptcy. We intend to defend this action as well. If CCDC prevails, the amount of our contribution under the operator's contract would increase from 2.5% to 3%.

Iowa gaming law permits gaming licensees to offer unlimited stakes gaming on games approved by the Iowa Gaming Commission on a 24-hour basis. Dockside casino gaming is authorized by the Iowa Gaming Commission and the Iowa Legislature, subject to certain limitations not applicable to Lakeside Iowa, eliminated the requirement that gaming licensees cruise, effective May 6, 2004. The legal age for gaming is 21.

Lakeside Iowa's excursion gambling boat license was approved for renewal at a March 7, 2013 meeting of the Iowa Gaming Commission. This license is not transferable and will need to be renewed annually and prior to the commencement of each subsequent annual renewal period. In connection with the 2011 license renewal, the Iowa Gaming Commission required us to (i) appear at the June 2011 Iowa Gaming Commission meeting and present a detailed development plan for a hotel expansion project, which we represented would cost approximately $10.0 million, and (ii) commence construction of the hotel expansion project by October 2011. We met both requirements and completed the hotel expansion during 2012.

The ownership and operation of gaming facilities in Iowa are subject to extensive state laws, regulations of the Iowa Gaming Commission and various county and municipal ordinances, concerning the responsibility, financial stability and character of gaming operators and persons financially interested or involved in gaming operations. Iowa Gaming Law seeks to: (1) prevent unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity; (2) establish and maintain responsible accounting practices and procedures; (3) maintain effective control over the financial practices of licensees (including the establishment of minimum procedures for internal fiscal affairs, the safeguarding of assets and revenues, the provision of reliable record keeping and the filing of periodic reports with the Iowa Gaming Commission); (4) prevent cheating and fraudulent practices; and (5) provide a source of state and local revenues through taxation and licensing fees. Changes in Iowa Gaming Law could have a material adverse effect on the Iowa gaming operations.

Gaming licenses granted to individuals must be renewed every year, and licensing authorities have broad discretion with regard to such renewals. Licenses are not transferable. The Iowa gaming operations must submit detailed financial and operating reports to the Iowa Gaming Commission. Certain contracts of licensees in excess of $100,000, that exceed three years in term or that involve related parties must be submitted to and approved by the Iowa Gaming Commission.

Officers, directors, managers and employees of the Iowa gaming operations are required to be licensed by the Iowa Gaming Commission. Employees associated with gaming must obtain a license and these licenses are subject to immediate suspension under specific circumstances. In addition, anyone having a material relationship or involvement with the Iowa gaming operations may be required to be found suitable or to be licensed, in which case those persons would be required to pay the costs and fees of the Iowa Gaming Commission in connection with the investigation. The Iowa Gaming Commission may deny an application for a license for any cause deemed reasonable. In addition to its authority to deny an application for license, the Iowa Gaming Commission has jurisdiction to disapprove a change in position by officers or key employees and the power to require the Iowa gaming operations to suspend or dismiss officers, directors or other key employees or sever relationships with other persons who refuse to file appropriate applications or whom the Iowa Gaming Commission finds unsuitable to act in such capacities.

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The Iowa Gaming Commission may revoke a gaming license if the licensee:

•	has been suspended from operating a gaming operation in another jurisdiction by a board or commission of that jurisdiction;

•	has failed to demonstrate financial responsibility sufficient to meet adequately the requirements of the gaming enterprise;

•	is not the true owner of the enterprise;

•	has failed to disclose ownership of other persons in the enterprise;

•
is a corporation 10% of the stock of which is subject to a contract or option to purchase at any time during the period for which the license was issued, unless the contract or option was disclosed to the Iowa Gaming Commission and the Iowa Gaming Commission approved the sale or transfer during the period of the license;

•	knowingly makes a false statement of a material fact to the Iowa Gaming Commission;

•	fails to meet a monetary obligation in connection with an excursion gaming boat;

•	pleads guilty to, or is convicted of, a felony;

•	loans to any person, money or other thing of value for the purpose of permitting that person to wager on any game of chance;

•	is delinquent in the payment of property taxes or other taxes or fees or a payment of any other contractual obligation or debt due or owed to a city or county; or

•
assigns, grants or turns over to another person the operation of a licensed excursion boat (this provision does not prohibit assignment of a management contract approved by the Iowa Gaming Commission) or permits another person to have a share of the money received for admission to the excursion boat.

If it were determined that an Iowa Gaming Law was violated by a licensee, the gaming licenses held by a licensee could be limited, made conditional, suspended or revoked. In addition, the licensee and the persons involved could be subject to substantial fines for each separate violation of an Iowa Gaming Law in the discretion of the Iowa Gaming Commission. Limitations, conditioning or suspension of any gaming license could (and revocation of any gaming license would) have a material adverse effect on operations.

The Iowa Gaming Commission may also require any individual who has a material relationship with the Iowa gaming operations to be investigated and licensed or found suitable. The Iowa Gaming Commission, prior to the acquisition, must approve any person who acquires 5% or more of a licensee's equity securities in the event that approval by the Iowa Gaming Commission is not otherwise contemplated by the operative acquisition document. The applicant stockholder is required to pay all costs of this investigation.

Gaming taxes approximating 22% of the adjusted gross receipts above $3,000,000 will be payable by each licensee on its operations to the State of Iowa. In addition, there was a prepaid assessment due on June 1, 2005 and another prepaid assessment paid on June 1, 2006, in an aggregate amount equal to 2.152% of each licensee's estimated adjusted gross receipts for fiscal year 2004. These assessments will be offset by future state gaming taxes paid by each licensee with a credit for 20% of the assessments paid allowed each year beginning July 1, 2010 for five consecutive years. The state of Iowa is also reimbursed by the licensees for all costs associated with monitoring and enforcement by the Iowa Gaming Commission and the Iowa Department of Criminal Investigation.

The sale of alcoholic beverages in gaming establishments is subject to strict licensing, control and regulation by the State. The State has full power to limit, condition, suspend or revoke any such licenses.

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Colorado

As prescribed by the Colorado Limited Gaming Act of 1991 (the “Colorado Act”), the ownership and operation of limited-stakes gaming facilities in Colorado are subject to the Colorado Gaming Regulations (the “Colorado Regulations”) and final authority of the Colorado Limited Gaming Control Commission (the “Colorado Commission”). The Colorado Act also created the Colorado Division of Gaming (the “Division of Gaming”) within the Colorado Department of Revenue to license, supervise and enforce the conduct of limited stakes gaming in Colorado.

On October 18, 2012, the Colorado Commission granted Affinity Gaming Black Hawk, LLC, our subsidiary which owns the Black Hawk Casinos (collectively with Affinity Gaming Black Hawk, LLC, the “Colorado Casinos”), retail gaming licenses for the Black Hawk Casinos and a manufacturer/distributor license for the Golden Mardi Gras casino. The licenses will expire two years from their date of issuance, and the Colorado Act requires that applications for renewal be filed with the Commission not less than 120 days prior to their expiration.

The Colorado Act declares public policy on limited stakes gaming to be that: (1) the success of limited stakes gaming is dependent upon public confidence and trust that licensed limited stakes gaming is conducted honestly and competitively, the rights of the creditors of licensees are protected and gaming is free from criminal and corruptive elements; (2) public confidence and trust can be maintained only by strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture or distribution of gaming devices and equipment; (3) all establishments where limited gaming is conducted and where gambling devices are operated, and all manufacturers, sellers and distributors of certain gambling devices and equipment, must therefore be licensed, controlled and assisted to protect the public health, safety, good order and the general welfare of the inhabitants of the state to foster the stability and success of limited stakes gaming and to preserve the economy, policies and free competition in Colorado; and (4) no applicant for a license or other affirmative Colorado Commission approval has any right to a license or to the granting of the approval sought. Any license issued or other Colorado Commission approval granted pursuant to the Colorado Act is a revocable privilege, and no holder acquires any vested rights therein.

Pursuant to an amendment to the Colorado Constitution (the “Colorado Amendment”), limited-stakes gaming became lawful in the cities of Central City, Black Hawk and Cripple Creek on October 1, 1991. Currently, limited-stakes gaming means a maximum single bet of $100 on slot machines and in the games of blackjack, poker, craps and roulette. Gaming is permitted to be conducted 24 hours each day.

Limited-stakes gaming is confined to the commercial districts of these cities as defined by Central City on October 7, 1981, by Black Hawk on May 4, 1978, and by Cripple Creek on December 3, 1973. In addition, the Colorado Amendment restricts limited-stakes gaming to structures that conform to the architectural styles and designs that were common to the areas prior to World War I and that conform to the requirements of applicable city ordinances regardless of the age of the structures. Under the Colorado Amendment, no more than 35% of the square footage of any building and no more than 50% of any one floor of any building may be used for limited-stakes gaming. Persons under the age of 21 cannot participate in limited-stakes gaming.

The Colorado Commission has the authority to impose fines, and has broad discretion to issue, condition, suspend for up to six months, revoke, limit or restrict at any time the following licenses: slot machine manufacturer or distributor, operator, retail gaming, support and key employee gaming licenses. The Colorado Commission has delegated authority to the Division of Gaming to issue certain types of licenses and approve certain changes in ownership. The licenses are revocable and non-transferable. With limited exceptions applicable to licensees that are publicly traded entities, no person may sell, lease, purchase, convey or acquire any interest in a retail gaming or operator license or business without the prior approval of the Colorado Commission or the Division of Gaming.

The failure or inability of the Colorado Casinos, or the failure or inability of others associated with the Colorado Casinos, including us, to maintain necessary gaming licenses or approvals would have a material adverse effect on our operations. All persons employed by any of the Colorado Casinos, and involved, directly or indirectly, in gaming operations in Colorado are required to obtain a Colorado gaming license, which must be renewed every two years. As a general rule, the Colorado Regulations prohibit any person from having an “ownership interest” in more than three retail gaming licenses in Colorado. The Colorado Commission has ruled that a person does not have an ownership interest in a retail gaming licensee for purposes of the multiple license prohibition if any of the following apply:

•	A person has less than a 5% ownership interest in an institutional investor that has an ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

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•
A person has a 5% or more ownership interest in an institutional investor, but the institutional investor has less than a 5% ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

•	An institutional investor has less than a 5% ownership interest in a publicly traded licensee or publicly traded company affiliated with a licensee;

•
An institutional investor possesses voting securities in a fiduciary capacity for another person and does not exercise voting control over 5% or more of the outstanding voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee;

•
A registered broker or dealer retains possession of voting securities of a publicly traded licensee or of a publicly traded company affiliated with a licensee for its customers and not for its own account, and exercises voting rights for less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee;

•
A registered broker or dealer acts as a market maker for the stock of a publicly traded licensee or of a publicly traded company affiliated with a licensee and exercises voting rights in less than 5% of the outstanding voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee;

•
An underwriter is holding securities of a publicly traded licensee or publicly traded company affiliated with a licensee as part of an underwriting for no more than 90 days after the beginning of such underwriting if it exercises voting rights of less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee;

•
A book entry transfer facility holds voting securities for third parties, if it exercises voting rights with respect to less than 5% of the outstanding voting securities of a publicly traded licensee or publicly traded company affiliated with a licensee; or

•	A person's sole ownership interest is less than 5% of the outstanding voting securities of the publicly traded licensee or publicly traded company affiliated with a licensee.

The Colorado Constitution provides for a tax on the total amount wagered less all payouts to players. The gaming tax rates in effect as of July 1, 2008 can only be increased by amendment to the Colorado Constitution by voters in a statewide election. With respect to games of poker, the tax is calculated based on the sums wagered that are retained by the licensee as compensation, which must be consistent with the minimum and maximum amounts established by the Colorado Commission. Effective July 1, 2012, the Colorado Commission reinstated the annual tax rates that were in effect prior to July 1, 2011, increasing the rate tiers as follows:

•	0.25% up to and including $2 million of the subject amounts;

•	2.0% on amounts from $2 million to $5 million;

•	9.0% on amounts from $5 million to $8 million;

•	11.0% on amounts from $8 million to $10 million;

•	16.0% on amounts from $10 million to $13 million; and

•	20.0% on amounts over $13 million.

The City of Black Hawk also assesses two monthly device fees that are based on the number of gaming devices operated. Those consist of a $62.50 fee per device and a transportation device fee of $6.42 per device.

The Colorado Commission has enacted Rule 4.5, which imposes requirements on publicly traded corporations holding gaming licenses in Colorado and on gaming licenses owned directly or indirectly by a publicly traded corporation, whether through a subsidiary or intermediary company. The term “publicly traded corporation” includes corporations, firms, limited liability companies, trusts, partnerships and other forms of business organizations. Such requirements automatically apply to

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any ownership interest held by a publicly traded corporation, holding company or intermediary company thereof, where the ownership interest directly or indirectly is, or will be upon approval of the Colorado Commission, 5% or more of the entire licensee. In any event, if the Colorado Commission determines that a publicly traded corporation or a subsidiary, intermediary company or holding company has the actual ability to exercise influence over a licensee, regardless of the percentage of ownership possessed by such entity, the Colorado Commission may require the entity to comply with the disclosure regulations contained in Rule 4.5.

Under Rule 4.5, gaming licensees, affiliated companies and controlling persons commencing a public offering of voting securities must notify the Colorado Commission no later than 10 business days after the initial filing of a registration statement with the Securities and Exchange Commission. Licensed publicly traded corporations are also required to send proxy statements to the Division of Gaming within five days after their distribution. Licensees to whom Rule 4.5 applies must include in their charter documents provisions that restrict the rights of the licensees to issue voting interests or securities except in accordance with the Colorado Act and the Colorado Regulations; limit the rights of persons to transfer voting interests or securities of licensees except in accordance with the Colorado Act and the Colorado Regulations; and provide that holders of voting interests or securities of licensees found unsuitable by the Colorado Commission may, within 60 days of such finding of unsuitability, be required to sell their interests or securities back to the issuer at the lesser of the cash equivalent of the holders' investment or the market price as of the date of the finding of unsuitability. Alternatively, the holders may, within 60 days after the finding of unsuitability, transfer the voting interests or securities to a suitable person, as determined by the Colorado Commission. Until the voting interests or securities are held by suitable persons, the issuer may not pay dividends or interest, the securities may not be voted and may not be included in the voting or securities of the issuer, and the issuer may not pay any remuneration in any form to the holders of the securities.

Pursuant to Rule 4.5, persons who acquire direct or indirect beneficial ownership of (a) 5% or more of any class of voting securities of a publicly traded corporation that is required to include in its articles of incorporation the Rule 4.5 charter language provisions; or (b) 5% or more of the beneficial interest in a gaming licensee directly or indirectly through any class of voting securities of any holding company or intermediary company of a licensee, referred to as “qualifying persons,” shall notify the Division of Gaming within 10 days of such acquisition, are required to submit all requested information and are subject to a finding of suitability as required by the Division of Gaming or the Colorado Commission. Licensees also must notify any qualifying persons of these requirements. A qualifying person other than an institutional investor whose interest equals 10% or more must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such securities. Licensees must also notify any qualifying persons of these requirements. Whether or not notified, qualifying persons are responsible for complying with these requirements.

A qualifying person who is an institutional investor under Rule 4.5 and who, individually or in association with others, acquires, directly or indirectly, the beneficial ownership of 15% or more of any class of voting securities must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such interests.

The Colorado Regulations provide for exemption from the requirements for a finding of suitability when the Colorado Commission finds such action to be consistent with the purposes of the Colorado Act.

Pursuant to Rule 4.5, persons found unsuitable by the Colorado Commission must be removed from any position as an officer, director or employee of a licensee, or from a holding or intermediary company. Such unsuitable persons also are prohibited from any beneficial ownership of the voting securities of any such entities. Licensees, or affiliated entities of licensees, are subject to sanctions for paying dividends or distributions to persons found unsuitable by the Colorado Commission, or for recognizing voting rights of, or paying a salary or any remuneration for services to, unsuitable persons. Licensees or their affiliated entities also may be sanctioned for failing to pursue efforts to require unsuitable persons to relinquish their interest. The Colorado Commission may determine that anyone with a material relationship to, or material involvement with, a licensee or an affiliated company must apply for a finding of suitability or must apply for a key employee license.

The Colorado Regulations require that every officer, director and stockholder of private corporations or equivalent office or ownership holders for non-corporate applicants, and every officer, director or stockholder holding either a 5% or greater interest or controlling interest of a publicly traded corporation or owners of an applicant or licensee, shall be a person of good moral character and submit to a full background investigation conducted by the Division of Gaming and the Colorado Commission. The Colorado Commission may require any person having an interest in a license to undergo a full background investigation and pay the cost of investigation in the same manner as an applicant.

Licensees are required to provide information and file periodic reports with the Division of Gaming, including identifying those who have a 5% or greater ownership, financial or equity interest in the licensee, or who have the ability to control the

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licensee, or who have the ability to exercise significant influence over the licensee, or who loan money or other things of value to a licensee, or who have the right to share in revenues derived from limited gaming, or to whom any interest or share in profits of limited gaming has been pledged as security for a debt or performance of an act. A licensee, and any parent company or subsidiary of a licensee, who has applied to a foreign jurisdiction for licensure or permission to conduct gaming operations, or who possesses a license to conduct foreign gaming, is required to notify the Division of Gaming. All persons licensed by the Colorado Commission and any associated person of a licensee must report criminal convictions and criminal charges to the Division of Gaming.

The Colorado Commission maintains the right to request information from any person directly or indirectly interested in, or employed by, a licensee, and to investigate the honesty, integrity, moral character, prior activities, criminal record, reputation, habits and associations of: (1) all persons licensed pursuant to the Colorado Act; (2) all officers, directors and stockholders of a licensed privately held corporation; (3) all officers, directors and stockholders holding either a 5% or greater interest or a controlling interest in a licensed publicly traded corporation; (4) all general and limited partners of a licensed partnership; (5) all persons maintaining a position similar to that of an officer, director or stockholder of corporation, e.g., members and managers of a limited liability company; (6) all persons providing financing or loaning money to any licensee in relation to the establishment or operation of limited gaming; (7) all persons having a contract, lease or ongoing financial or business arrangement with any licensee that relates to limited gaming operations, equipment devices or premises; and (8) all persons contracting with or supplying any goods and services to the Colorado Commission or the Division of Gaming.

Under the Colorado Regulations, every person who is a party to a “gaming contract,” as defined below, or a lease with an applicant for a license, or with a licensee, upon the request of the Colorado Commission or the Division of Gaming, must promptly provide the Colorado Commission or the Division of Gaming all information that may be requested regarding the financial history, financial holdings, real and personal property ownership, interests in other companies, criminal history, personal history and associations, character, reputation in the community and all other information that might be relevant to a determination of whether a person would be suitable to be licensed by the Colorado Commission. Failure to provide all information requested constitutes sufficient grounds for the Colorado Commission or the Division of Gaming to require a licensee or applicant to terminate its gaming contract or lease with any person who failed to provide the information requested. In addition, the Colorado Commission or the Division of Gaming may require changes to a gaming contract before an application is approved or participation in the contract is allowed. A “gaming contract” means an agreement in which a person does business with or on the premises of a licensed entity.

The Colorado Commission and the Division of Gaming have interpreted the Colorado Regulations to permit the Colorado Commission to investigate and find suitable persons or entities providing financing to or acquiring securities from us. As previously noted, any person or entity required to file information, be licensed or found suitable would be required to pay the costs thereof as well as the costs of the corresponding investigation. Although the Colorado Regulations do not require prior approval for the execution of credit facilities or issuance of debt securities, the Colorado Commission reserves the right to approve, require changes to or require the termination of any financing, including, but not limited to, situations where a person or entity is required to be found suitable and is not found suitable. In any event, note holders, lenders and others providing financing will not be able to exercise certain rights and remedies without the prior approval of the Colorado Commission or the Division of Gaming. Information regarding lenders and holders of securities will be periodically reported to the Colorado Commission or the Division of Gaming.

The sale of alcoholic beverages in gaming establishments is subject to strict licensing, control and regulation by State and local authorities. All persons who directly or indirectly hold a 10% or greater interest in, or 10% or more of the issued and outstanding capital stock of, the Colorado Casinos, through their ownership of us, must file applications and possibly be investigated by the Colorado liquor authorities. The Colorado liquor authorities also may investigate persons who, directly or indirectly, loan money to or have any financial interest in liquor licensees. In addition, there are restrictions on stockholders, directors and officers of liquor licensees preventing such persons from being a stockholder, director, officer or otherwise interested in certain persons who lend money to liquor licensees and from making loans to other liquor licensees. Persons directly or indirectly interested in any of the Colorado Casinos may be limited with regard to certain other types of liquor licenses in which they may have an interest, and specifically cannot have an interest in a retail liquor license. No person can hold more than three retail gaming tavern liquor licenses. In addition, the remedies of certain lenders may be limited by applicable liquor laws and regulations. Alcoholic beverage licenses are revocable and nontransferable. State and local licensing authorities have full power to limit, condition, suspend for as long as six months or revoke any such licenses, which could have a material adverse effect upon our operations of us or the applicable Colorado Casino.

There are various classes of retail liquor licenses which may be issued under the Colorado Liquor Code. A gaming licensee may sell malt, vinous or spirituous liquors only by the individual drink for consumption on the premises. An application for an alcoholic beverage license in Colorado requires notice, posting and a public hearing before the local liquor

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licensing authority prior to approval. The Colorado Department of Revenue's Liquor Enforcement Division must also approve the application. Each Colorado Casino has been approved for and holds a retail gaming tavern liquor license for its casino, hotel and restaurant operations.

COMPETITIVE STRENGTHS

Diversified Asset Portfolio

As previously noted, after giving effect to the Truckee Disposition, our casino operations consist of 12 casinos, six of which are located in Nevada, three in Colorado, two in Missouri and one in Iowa. As of December 31, 2012, the 12 casinos offered approximately 7,513 slot machines and 141 table games in four states.

Stabilized Portfolio

We have worked hard to manage our portfolio through the recent economic downturn, expending great effort to improve efficiency and increase profitability in markets that have experienced stagnant to decreasing total revenue. Expense management has been a significant contributor to our recent performance; however, at the same time, we have also focused on making modest investments in projects with high return-on-investment profiles, to enhance the cash flow to our properties.

STRATEGIC INVESTMENTS

Our key focus remains on improving the operating margins of our existing properties through a combination of top-line revenue growth and disciplined expense management, as shown in the following investments:

Colorado

•	Purchased Golden Gaming properties in Black Hawk, Colorado, which we began operating on November 1, 2012

•	Acquisition further diversifies geographic footprint

•	Commenced return-on-investment projects centered on slots, food and improved property access

Lakeside Iowa Hotel Expansion Project

•
Increased the number of hotel rooms from 60 to 150, and added a two-lane porte-cochère, executive conference space, quick-service restaurant, outdoor entertainment area and indoor pool facility with a lake view

•	Provided incremental gaming and hotel revenue to the property

•	Added Pilot Truck Center and outdoor amphitheater

Rampart Consulting Contract

•	Signed a four-year contract in May 2011 to provide consulting services to Hotspur, the operator of the JW Marriott Resort’s Rampart Casino in Las Vegas

•	Annual consulting fee based on the greater of $2.0 million or 7% of EBITDA of the Rampart Casino

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MARGIN-ENHANCEMENT PROGRAMS

Payroll and Related

•	Full time employees are being closely monitored across the enterprise, all unnecessary positions are being eliminated, selected positions are being consolidated and over-time pay is being decreased

•	Management incentive program revamped to include both cash and equity compensation, which ensures alignment of shareholder and management goals

Player Club Reinvestment Savings

•	Improve and implement business intelligence to enhance segment analysis

•	Re-evaluation of direct reinvestments into the player loyalty club to focus promotional spend on areas with the highest returns

Key Cost Controls

•	Cost of sales reduction

•	Energy efficiency projects implemented across the portfolio to reduce energy costs

•	Outsourcing restaurants to strategically branded third parties

High-Level Business Strategy

Our management team has put into place a sound business plan to divest non-core operations and invest in the strengths of the organization. The recent divestitures of the six smaller Nevada casinos and slot route freed up capital and management time to focus on the efficient operation of core assets and profitable growth opportunities. Management is committed to seeking development and expansion opportunities, including entering into new markets, investing in existing operations where it sees opportunities to promote growth, and leveraging its established platform to grow revenue through management and consulting contracts. We will continue to evaluate opportunities to further diversify our portfolio, maximize profits from existing operations, incorporate business intelligence, efficiently allocate capital and strategically hire skilled and experienced individuals for key positions.

Additionally, we have invested in a unified operating strategy, rebranding assets away from the “Terrible’s” trade name and repositioning them back to the name each local community is familiar with, as well as rolling out a singular player’s club with our “A-Play,” one card platform.

RESTRUCTURING TRANSACTIONS

On March 22, 2009, Predecessor filed voluntary petitions for relief (the “Chapter 11 Cases”) under Chapter 11 of the Bankruptcy Code to preserve its assets and the value of its estates (Bankruptcy Court case numbers 09-50746-GWZ through 09-50763-GWZ). This filing resulted from Predecessor’s significant leverage, including approximately $1.1 billion of long-term debt; sharply declining gaming and hotel revenue stemming from a severe nationwide recession; significant declines in slot route revenue following the enactment of the Nevada Clean Indoor Air Act (which prohibited smoking in indoor places of employment, including but not limited to bars and taverns that serve food, grocery stores, malls and other retail establishments); and constrained credit markets, particularly with respect to the gaming industry.

From March 22, 2009 through December 31, 2010, Predecessor operated the business and managed the properties as debtors-in-possession, subject to the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. On January 22, 2010, the Bankruptcy Court issued an Amended Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Order”), confirming the amended joint plan of reorganization, as modified by the

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Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Findings of Fact”) entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the “Bankruptcy Plan”). On February 5, 2010, the Predecessor’s Bankruptcy Plan became effective, but was not fully implemented until December 31, 2010 (the “Emergence Date”) after all requisite regulatory approvals were obtained.

On the Emergence Date, (i) we acquired substantially all of the assets of Predecessor in consideration for $350 million in aggregate principal amount of senior secured loans (the “Senior Secured Loans”) and the issuance to Predecessor of all of our membership interests (the “Common Units”), (ii) Predecessor distributed the Senior Secured Loans and Common Units to the lenders under HGI’s $860 million senior credit facility (the “HGI Credit Facility”) on a pro rata basis in accordance with the Bankruptcy Plan, (iii) all of Predecessor’s approximately $1.1 billion in outstanding long-term debt obligations consisting of borrowings under the HGI Credit Facility, $160 million of outstanding principal amount of 8.125% senior subordinated notes (the “8.125% Notes”) and $170 million of outstanding principal amount of 7% senior subordinated notes (the “7% Notes”) were terminated, and (iv) 100% of the existing equity in Predecessor was cancelled (clauses (i) through (iv) referred to herein as the “Restructuring Transactions”). From and after the transfer of Predecessor’s assets to us, we wholly own all of Predecessor’s subsidiaries, except those divested pursuant to the Acquisition and Disposition Transactions and the Truckee Disposition.

REFINANCING TRANSACTIONS

On May 9, 2012, we repaid all of the $342 million of debt then outstanding under the Senior Secured Loans. The funds used to prepay the debt were obtained through, (i) the issuance of $200 million of 9.00% Senior Unsecured Notes due 2018 (”2018 Notes”), (ii) a term loan facility of $200 million (the “Term Loan Facility”), and (iii) a revolving credit facility providing for up to $35 million of revolving extensions of credit outstanding at any time (including revolving loans, swingline loans and letters of credit) (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “New Credit Facilities”), which was undrawn at close.

RECENT EVENTS

On September 7, 2012, we entered into an Asset Purchase Agreement (“Agreement”) with Truckee Gaming, LLC (“Truckee Gaming”) regarding the Truckee Disposition. The transaction closed on February 1, 2013. Truckee Gaming paid a base purchase price of $19.2 million less a $1.7 million credit for deferred maintenance capital plus an adjustment related to EBITDA through the closing date of the transaction of $1.4 million. Truckee Gaming received $2.9 million in cash as part of the assets transferred, which consisted of $2.5 million in cage cash and $0.4 million transferred as a purchase price adjustment. The Agreement also includes a contractual purchase price adjustment based on the working capital balances, exclusive of cash, with a payment to either Truckee Gaming or us, pegging the working capital balances at zero. Based on the preliminary working capital balances as of February 1, 2013, Truckee Gaming received $1 million as a purchase price adjustment. Net of the purchase price adjustments and cash delivered to Truckee Gaming, we received gross proceeds of $17.5 million which were deposited into an account subject to a control agreement to be withdrawn by us, as permitted under the Credit Agreement. We have included the results of operations for the casinos subject to the Truckee Disposition in discontinued operations, and we have reclassified their assets and liabilities as held for sale, for all periods presented.

Our former Chief Operating Officer, Ferenc Szony, submitted his resignation concurrent with the closing of the Truckee Disposition and he became a managing principal at Truckee Gaming. We have entered into an agreement with Mr. Szony under which he will provide services to us in connection with our consulting agreement with Hotspur.

On December 20, 2012, we adopted a shareholders' rights plan, which is intended to improve the bargaining position of our Board of Directors in the event of an unsolicited offer to acquire our outstanding common stock, by entering into a Rights Agreement, dated December 21, 2012, as amended with the First Amendment to the Rights Agreement, dated as of March 11, 2013 (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), with American Stock Transfer & Trust Company, LLC, as rights agent. The Board of Directors implemented the rights plan by declaring a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our common stock held of record as of December 21, 2012, and directing the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially entitles holders of our common stock to buy from us one one−thousandth of a share of our Series A Preferred Stock, par value $0.001 per share (the “Preferred Shares”) at a price of $45.00 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment. The Rights expire on December 21, 2015, unless extended or earlier redeemed. The Rights

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will generally become exercisable only following the tenth day after a person or group acquires or obtained the right to acquire or announced a tender or exchange offer that if consummated would result in such person or group acquiring beneficial ownership of 15% or more of our outstanding common stock. Upon the occurrence of a triggering event, the Rights will entitle every holder of our common stock, other than the acquirer, to purchase our stock or stock of our successor on terms that would likely be economically dilutive to the acquirer. Our Board of Directors, however, has the power to amend the terms of the Rights without the consent of the holders of the Rights so that it does not apply to a particular acquisition proposal or to redeem the rights for a nominal value before they become exercisable.

In addition, if we are acquired in a merger or other business combination transaction, or sell 50% or more of our assets or earnings power then, in lieu of the right to purchase our Preferred Shares, each Right will thereafter generally entitle its holder to receive the number of shares of common stock of the acquiring company using the same formula as for our common stock. The Rights expire on December 21, 2015 unless extended or earlier redeemed or terminated. We believe these features will likely encourage an acquirer to negotiate with our Board of Directors before commencing a tender offer or to condition a tender offer on the board taking action to prevent the rights from becoming exercisable, as the Rights may cause substantial dilution to a person or group that acquires or seeks to acquire 15% or more of our outstanding common stock.

On March 5, 2013, Z Capital Partners L.L.C. and its affiliates (“Z Capital”), filed a complaint against us and our Board of Directors. The complaint, filed in District Court, Clark County, Nevada, seeks a judgment (i) declaring, among other things that our conversion, on December 20, 2012, from a Nevada limited liability company to a Nevada corporation was ineffective and void ab initio, (ii) declaring that the Rights Agreement, dated December 21, 2012, between Affinity Gaming and American Stock Transfer & Trust Company is void ab initio and unenforceable, and (iii) awarding Z Capital general, special, consequential and punitive damages. We and our Board of Directors believe that the claims brought by Z Capital are without merit and intend to defend against them vigorously.

CORPORATE INFORMATION

Affinity Gaming is a Nevada corporation. Our principal executive offices are located at 3755 Breakthrough Way, Suite 300, Las Vegas, NV 89135 and our telephone number at that address is (702) 341‑2400. Our website is located at http://www.affinitygaming.com.

THE EXCHANGE OFFER

On May 9, 2012, we sold, through a private placement exempt from the registration requirements of the Securities Act, $200,000,000 of our 9.00% Senior Notes due 2018, all of which are eligible to be exchanged for Exchange Notes. We refer to these notes as the “Old Notes.”

We entered into a registration rights agreement with respect to the Old Notes (the “Registration Rights Agreement”) on the same day that we privately placed them. Under the Registration Rights Agreement, we must file a registration statement with the SEC enabling the holders of the Old Notes to exchange their Old Notes for Exchange Notes with substantially identical terms, except the transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the Exchange Notes and to use our commercially reasonable efforts to complete the exchange offer pursuant to the terms of such Registration Rights Agreement. You may exchange your Old Notes for Exchange Notes in this exchange offer. You should read the discussion under the headings “The Exchange Offer” and “Description of Exchange Notes” for further information regarding the Exchange Notes.

We did not register the Old Notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer. As a result, the Old Notes may only be transferred in limited circumstances under the securities laws. If the holders of the Old Notes do not exchange their Old Notes in the exchange offer, they lose their right to have the Old Notes registered under the Securities Act, subject to certain limitations. Anyone who still holds Old Notes after the exchange offer may be unable to resell their Old Notes.

Securities Offered

$200,000,000 aggregate principal amount of 9.00% Senior Notes due 2018

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Exchange Offer

We are offering to exchange the Old Notes for a like principal amount at maturity of the Exchange Notes. Old Notes may be exchanged only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. This exchange offer is being made pursuant to the Registration Rights Agreement, which grants the initial purchasers and any subsequent holders of the Old Notes certain exchange and registration rights. This exchange offer is intended to satisfy those exchange and registration rights with respect to the Old Notes. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Old Notes.

The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes except that:

•	the Exchange Notes have been registered under the federal securities laws and will not bear any legend restricting their transfers;

•	the Exchange Notes bear a different CUSIP number than the Old Notes; and

•
the holders of the Exchange Notes will not be entitled to most rights under the Registration Rights Agreements, including the provisions for an increase in the interest rate on the Old Notes in some circumstances contained in the Registration Rights Agreement relating to the Old Notes.

Expiration Date; Withdrawal of Tender

The exchange offer will expire at 11:59 p.m., New York City time, on June 11, 2013, or a later time if we choose to extend the exchange offer in our sole and absolute discretion. You may withdraw your tender of Old Notes at any time prior to the expiration date. All outstanding Old Notes that are validly tendered and not validly withdrawn will be exchanged. Any Old Notes not accepted by us for exchange for any reason will be returned to you at our expense as promptly as possible after the expiration or termination of the exchange offer.

Resales

We believe that you can offer for resale, resell and otherwise transfer the Exchange Notes without complying with the registration and prospectus delivery requirements of the Securities Act so long as:

•	you acquire the Exchange Notes in the ordinary course of business;

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes;

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act; and

•	you are not a broker-dealer.

If any of the above conditions is not satisfied and you transfer any Exchange Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume, or indemnify you against, any such liability.

Each broker-dealer acquiring Exchange Notes issued for its own account in exchange for Old Notes, which it acquired through market making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any Exchange Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the Exchange Notes issued in the exchange offer.

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Conditions to the Exchange Offer

Our obligation to accept for exchange, or to issue the Exchange Notes in exchange for, any Old Notes is subject to certain customary conditions, including our determination that the exchange offer does not violate any law, statute, rule, regulation or interpretation by the Staff of the SEC or any regulatory authority or other foreign, federal, state or local government agency or court of competent jurisdiction, some of which may be waived by us. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer—Conditions on the Exchange Offer.”

Procedures for Tendering Old Notes Held in the Form of Book-Entry Interests

The Old Notes were issued as global securities and were deposited upon issuance with Deutsche Bank Trust Company Americas, as custodian for the global securities representing the uncertificated depositary interests in those outstanding Old Notes, which represent a 100% interest in those Old Notes, to The Depository Trust Company (“DTC”). Beneficial interests in the outstanding Old Notes, which are held by direct or indirect participants in DTC, are shown on, and transfers of the Old Notes can only be made through, records maintained in book-entry form by DTC.

You may tender your outstanding Old Notes by instructing your broker or bank where you keep the Old Notes to tender them for you. In some cases you may be asked to submit the letter of transmittal that may accompany this prospectus. By tendering your Old Notes you will be deemed to have acknowledged and agreed to be bound by the terms set forth under “The Exchange Offer.” Your outstanding Old Notes must be tendered in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

For us to consider your tender valid, the exchange agent must receive a confirmation of book-entry transfer of your outstanding Old Notes into the exchange agent’s account at DTC, under the procedure described in this prospectus under the heading “The Exchange Offer,” on or before 11:59 p.m., New York City time, on the expiration date of the exchange offer.

United States Federal Income Tax Considerations

The exchange offer should not result in any income, gain or loss to the holders of Old Notes or to us for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Use of Proceeds

We will not receive any proceeds from the issuance of the Exchange Notes in the exchange offer.

Exchange Agent

Deutsche Bank Trust Company Americas will serve as the exchange agent for the exchange offer.

Shelf Registration Statement

In limited circumstances, holders of Old Notes may require us to register their Old Notes under a shelf registration statement.

CONSEQUENCES OF NOT EXCHANGING OLD NOTES
If you do not exchange your Old Notes in the exchange offer, your Old Notes will continue to be subject to the restrictions on transfer currently applicable to the Old Notes. In general, you may offer or sell your Old Notes only:

•	if they are registered under the Securities Act and applicable state securities laws;

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•	if they are offered or sold under an exemption from registration under the Securities Act and applicable state securities laws; or

•	if they are offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

We do not currently intend to register the Old Notes under the Securities Act. Under some circumstances, however, holders of the Old Notes, including those not permitted to participate in the exchange offer or those who may not freely resell Exchange Notes received in the exchange offer, may require us to file, and to cause to become effective, a shelf registration statement covering resales of Old Notes by these holders. For more information regarding the consequences of not tendering your Old Notes and our obligation to file a shelf registration statement, see “The Exchange Offer—Consequences of Failure to Exchange” and “The Exchange Offer—Shelf Registration.”

DESCRIPTION OF EXCHANGE NOTES

The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes, except that the Exchange Notes will be registered under the Securities Act. As a result, the Exchange Notes will not bear legends restricting their transfer and will not contain the registration rights and additional interest provisions contained in the Old Notes. The Exchange Notes represent the same debt as the Old Notes. The Old Notes and the Exchange Notes are governed by the same indenture and are together considered a single class of securities under that indenture. Unless the context indicates otherwise, we use the term “Notes” in this prospectus to refer collectively to the Old Notes and the Exchange Notes. The following summary contains basic information about the Exchange Notes and is not intended to be complete. For a more complete understanding of the Exchange Notes, please refer to the section entitled “Description of Exchange Notes” in this prospectus.

Issuer

Affinity Gaming, a Nevada corporation (formerly Affinity Gaming, LLC), and Affinity Gaming Finance Corp., a Nevada corporation.

Notes Offered

We are offering $200,000,000 aggregate principal amount of 9.00% senior notes due 2018.

Maturity Date

The Exchange Notes will mature on May 15, 2018.

Interest Rate

The Exchange Notes will bear interest at a rate of 9.00% per annum. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Payment Dates

Interest on the Exchange Notes will be payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2012.

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Guarantees

The Exchange Notes will be fully, jointly, severally and unconditionally guaranteed on a senior unsecured basis by our existing and future direct and indirect domestic subsidiaries that guarantee any of our other indebtedness, all of which we refer to in this prospectus as the guarantors.

Any subsidiary that guarantees our obligations or the obligations of our domestic subsidiaries under the New Credit Facilities in the future will guarantee the Exchange Notes unless we designate such subsidiary as an “unrestricted subsidiary” under the indenture.

Ranking

The Exchange Notes and guarantees thereof will be the Issuer’s and the guarantors’ unsecured senior obligations. Accordingly, they will:

•
be effectively subordinated in right of payment to all of our and the guarantors’ obligations under all existing and future secured indebtedness, including the borrowings under the New Credit Facilities, to the extent of the value of the assets securing such obligations;

•	be structurally subordinated to all existing and future obligations of each of our subsidiaries that is not a guarantor of the Exchange Notes;

•	rank pari passu in right of payment with all of our and the guarantors’ existing and future senior indebtedness, including the Old Notes; and

•	rank senior in right of payment to all of our and the guarantors’ future subordinated indebtedness.

As of December 31, 2012, we had approximately $198.5 million aggregate principal amount of senior secured indebtedness outstanding, and an additional $80 million that we would have been able to borrow under the New Credit Facilities, to which the Exchange Notes would have been effectively subordinated to the extent of the value of the assets securing such indebtedness.

Optional Redemption

At any time and from time to time prior to May 15, 2015, we may redeem up to 35% of the aggregate principal amount of the Exchange Notes with the proceeds of certain equity offerings at the redemption price set forth in this prospectus, plus accrued and unpaid interest, if any, to the redemption date. See “Description of Exchange Notes—Optional Redemption.”

At any time prior to May 15, 2015, we may also redeem the Exchange Notes in whole or in part, at our option, a price equal to 100% of the principal amount of the Exchange Notes redeemed, plus accrued and unpaid interest, if any, to the redemption date and a “make-whole premium” as described in this prospectus. See “Description of Exchange Notes—Optional Redemption.”

The Exchange Notes will be redeemable at our option, in whole or in part, at any time on or after May 15, 2015, at the redemption prices set forth in this prospectus, together with accrued and unpaid interest, if any, to the applicable date of redemption. See “Description of Exchange Notes—Optional Redemption.”

Change of Control Offer

If a change of control occurs, we must give holders of the Exchange Notes the opportunity to sell us their Exchange Notes at 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase. See “Description of Exchange Notes—Change of control.”

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Asset Sale Offer

If we sell assets under certain circumstances we must offer to repurchase the Exchange Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the applicable repurchase date. See “Description of Exchange Notes—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

Restrictive Covenants

The Exchange Notes will be issued under the indenture that contains covenants that, among other things, restrict our ability and the ability of our restricted subsidiaries to:

•	incur or guarantee additional indebtedness;

•	pay dividends or make other restricted payments;

•	make certain investments;

•	create or incur certain liens;

•	sell assets and subsidiary stock;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

•	enter into transactions with our affiliates.

These covenants will be subject to a number of important exceptions and qualifications. See “Description of Exchange Notes—Certain Covenants.”

No Established Trading Market

The Exchange Notes are new issues of securities with no established trading market. We do not intend to apply for the Exchange Notes to be listed on any securities exchange or included in any automated quotation system. We cannot assure you that a liquid market for the Exchange Notes will develop or be maintained.

Use of Proceeds

We will not receive any proceeds from the issuance of the Exchange Notes pursuant to the exchange offer.

Risk Factors

Investment in the Exchange Notes involves substantial risks. You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors discussed in the section entitled “Risk Factors” before deciding to invest in the Exchange Notes. For more complete information about the Exchange Notes, see “Description of Exchange Notes.”

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables present summary consolidated historical financial data from continuing operations as of and for the periods presented (in thousands). We derived the summary historical consolidated balance sheet data as of December 31, 2012 and 2011 for the Successor, and the summary historical consolidated data for results of operations and cash flows for the years ended December 31, 2012 and 2011 (Successor) and December 31, 2010 (Predecessor), from the audited consolidated financial

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statements included elsewhere in this prospectus. We derived the summary historical consolidated balance sheet data as of December 31, 2010 (Successor) from audited consolidated financial statements not included in this prospectus.

You should read this information together with the information included under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. The historical results set forth below do not indicate results expected for any future periods. Our future results of operations will be subject to significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control. For a discussion of matters affecting comparability of our results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Matters Affecting Comparability of Results.”

We use segment earnings before interest expense, income tax, depreciation, amortization, loss on impairment of assets, and restructuring and reorganization costs ("Segment EBITDA"), as well as Adjusted EBITDA, as measures of profit and loss to manage the operational performance of our segments. In the following table, we present revenue by segment, Segment EBITDA by segment, and Adjusted EBITDA (in thousands):

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Gross revenue
Nevada	$301,971	$296,903	$289,296
Midwest[1,2]	140,035	130,709	140,045
Colorado	14,355	—	—
Gross revenue from segments	456,361	427,612	429,341
Other	—	—	174
Total gross revenue	$456,361	$427,612	$429,515
Segment EBITDA
Nevada	$32,784	$31,812	$33,086
Midwest[2]	40,898	40,463	39,300
Colorado	7,718	—	—
Segment EBITDA, continuing operations	81,400	72,275	72,386
Corporate expense	(12,726)	(12,201)	(11,936)
Corporate other income	—	—	174
Share-based compensation	2,075	1,680	—
Adjusted EBITDA, continuing operations	70,749	61,754	60,624
Adjusted EBITDA, discontinued operations	6,238	16,590	16,742
Total Adjusted EBITDA	$76,987	$78,344	$77,366

1.
We revised the gross revenue amounts for the years ended December 31, 2011 and 2010 to correct errors totaling $5.4 million and $5.8 million, respectively. After the correction, gross revenue for 2011 and 2010 is consistent with the 2012 presentation. See Note 19 in the Notes to Consolidated Financial Statements for further information.

2.
On June 27, 2011, we closed St Jo due to the Missouri River flooding, which our insurance policies covered. Our consolidated results of operations for the year ended December 31, 2011 include a net $3.3 million gain related to insurance proceeds. Although the net insurance recovery essentially replaces the lost EBITDA for the period the casino was closed, due to the income statement presentation of the gain, casino revenue and related expense is not comparable for the periods presented.

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The following table reconciles Adjusted EBITDA from discontinued operations to income from discontinued operations before income tax:

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Adjusted EBITDA, discontinued operations	$6,238	$16,590	$16,742
Depreciation and amortization	(2,053)	(10,129)	(18,359)
Interest expense, net	(3,022)	(7,227)	34
Fresh-start adjustments	—	—	(24,981)
Selling expense	4,302	—	—
Impairment charges	(14,550)	—	(4,376)
Other expense	—	(1,111)	—
Loss from discontinued operations before income tax	$(9,085)	$(1,877)	$(30,940)

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Net cash provided by operating activities	$62,390	$20,547	$50,111
Net cash used in investing activities	(18,990)	(31,150)	(28,156)
Net cash provided by (used in) financing activities	37,517	(3,222)	(38,258)

	Successor
	December 31,
	2012	2011	2010
Cash and cash equivalents	$126,873	$45,956	$59,781
Total assets	651,922	603,740	589,237
Total debt	396,716	348,400	350,000
Stockholders’ equity (deficit)	207,130	206,235	198,033

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RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the ratio of earnings to fixed charges. Please see Exhibit 12.1 for the detailed calculation of this ratio.

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	1.22	1.40	367.10	—	—

•
For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before extraordinary items and income taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense (including amortization of debt issuance costs), capitalized interest and the interest element of rentals. We estimated the interest element of rentals by multiplying total rent expense by 15%, which represents approximately two times our weighted-average cost of capital.

•
For the year ended December 31, 2010, the ratio of earnings to fixed charges is not comparable to the other years presented due to the reorganization and fresh-start accounting entries. If we remove the $466.5 million of entries related to the reorganization and fresh-start accounting, Predecessor would have needed to generate additional earnings in 2010 totaling $47.4 million to achieve a 1:1 ratio.

•	For the years ended December 31, 2009, and 2008, Predecessor would have needed to generate additional earnings totaling $52.2 million and $146.8 million, respectively, to achieve a 1:1 ratio.

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RISK FACTORS

You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to participate in the exchange offer. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In such case, you may lose all or part of your original investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus.

RISKS RELATED TO THE EXCHANGE OFFER AND OUR INDEBTEDNESS

We have a substantial amount of indebtedness, which could have a material adverse effect on our financial condition and our ability to obtain financing in the future and to react to changes in our business.

We have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2012, we had approximately $398.5 million of debt outstanding, including approximately $200 million of secured debt outstanding under our New Credit Facilities (excluding undrawn letters of credit and $35 million of additional borrowing capacity).

Our significant amount of debt could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the Exchange Notes and instruments governing our then outstanding other indebtedness;

•
increase our vulnerability to adverse economic and general industry conditions, including interest rate fluctuations, because a portion of our borrowings, including those under our New Credit Facilities, are and will continue to be at variable rates of interest;

•
require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures, strategic acquisitions or other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, competitive pressures and changes in the business and industry in which we operate;

•	place us at a disadvantage compared to competitors that may have proportionately less debt;

•	limit our ability to obtain additional debt or equity financing due to applicable financial and restrictive covenants in our debt agreements; and

•	increase our cost of borrowing.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Exchange Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure you that we would be able to take any of these actions, that these actions would be successful and permit us to meet our scheduled debt service obligations, or that these actions would be permitted under the terms of our existing or future debt agreements. In the absence of such cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our debt

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instruments restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them, and any proceeds may not be adequate to meet any debt service obligations then due. See “Description of Other Indebtedness.”

If we cannot make scheduled payments on our debt, we will be in default and, as a result:

•	our debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders under our New Credit Facilities could terminate their commitments to loan us money and foreclose against the assets securing their borrowings; and

•	we could be forced into bankruptcy or liquidation, which could result in the loss of your investment in the Exchange Notes. See “Description of Other Indebtedness” and “Description of Exchange Notes.”

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Exchange Notes offered hereby.

Any default under the agreements governing our indebtedness and the remedies sought by the holders of such indebtedness, could render us unable to pay principal, premium, if any, and interest on the Exchange Notes and substantially decrease the market value of the Exchange Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the Revolving Credit Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our New Credit Facilities to avoid being in default. If we breach our covenants under our New Credit Facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the New Credit Facilities, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of Exchange Notes.”

The agreements and instruments governing our debt contain restrictions and limitations that impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The New Credit Facilities and the indenture governing the Notes impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	pay dividends or make certain redemptions, repurchases or distributions (other than customary tax distributions) or make certain other restricted payments or investments;

•	incur or guarantee additional indebtedness or issue certain preferred stock, disqualified stock or create subordinated indebtedness that is not subordinated to the Notes or the guarantees;

•	create liens;

•	transfer and sell assets;

•	merge, consolidate, or sell, transfer or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with affiliates;

•	make certain investments; and

•	create restrictions on dividends or other payments by our restricted subsidiaries.

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In addition, the New Credit Facilities contain certain financial covenants, including a minimum interest coverage ratio covenant, a total leverage ratio covenant, a maximum capital expenditures covenant and a total secured leverage ratio covenant.

As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The restrictions caused by such covenants could also place us at a competitive disadvantage to less leveraged competitors. The terms of any future indebtedness we may incur could include more restrictive covenants. Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross default provisions.  For instance, at our upcoming 2013 Annual Meeting of Stockholders, shareholders will vote, among other things, to elect the members of our Board of Directors.  One of our principal shareholders has nominated a slate of directors to stand against the nominees for election proposed by our incumbent Board of Directors.  While we believe that the slate of directors recommended by the current Board will be elected and permitted to continue to pursue long-term value for our shareholders, there is no guaranty that shareholders will decide to elect the nominations of the current Board.  In the event that shareholders decide to elect the slate of directors not recommended by our current Board, then a majority of new directors will be elected to the Board, which will constitute a “Change of Control”, as defined under the agreement governing the New Credit Facilities and be considered an event of default under the New Credit Facilities. A default, if not cured or waived, would permit lenders to accelerate the maturity of the indebtedness under these agreements, terminate any funding commitments to extend future credit, require us to apply all available cash to repay the borrowings, and/or foreclose upon any collateral securing such indebtedness, including pledges of equity interests of entities owning our casino properties, which could result in the lenders owning, and controlling, the equity of certain of our casino properties. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. We would, therefore, be required to seek alternative sources of funding, which may not be available on commercially reasonable terms, terms as favorable as our current agreements or at all, or face bankruptcy. If we are unable to refinance our indebtedness or find alternative means of financing our operations, we may be required to curtail our operations or take other actions that are inconsistent with our current business practices or strategy. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. You should read the discussions under the headings “Description of Other Indebtedness” and “Description of Exchange Notes—Certain Covenants” for further information about these covenants.

Despite our substantial indebtedness, we may still be able to incur significantly more debt, which could intensify the risks described above.

Although the terms of the agreements governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. The terms of the indenture governing the Notes do not fully prohibit us or our subsidiaries from incurring such additional indebtedness. In addition, the indenture governing the Notes allows us to issue additional notes under the indenture and will allow us to incur certain other secured indebtedness. Our New Credit Facilities allow for the incurrence of capital lease obligations and purchase money indebtedness for fixed or capital assets in an aggregate amount not to exceed $50 million (with such indebtedness being secured by the assets leased or acquired), and the incurrence of other indebtedness in an amount not to exceed $5 million, of which only $1 million may be secured by a lien on our property or assets. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. Please see “Description of Exchange Notes” and “Description of Other Indebtedness.”

The state of the financial markets may impact our ability to obtain sufficient financing and credit in the future.

In addition to earnings and cash flows from operations, we may rely on borrowed money to finance our business, which may be constrained if we are unable to borrow additional capital or refinance existing borrowings on reasonable terms. Over the past several years, financial markets and banking systems experienced disruption that had a dramatic impact on the availability and cost of capital and credit. The United States and other governments have enacted legislation and taken other actions to help alleviate these conditions, although there is no assurance that such steps will have the effect of easing the conditions in credit and capital markets over the long term. Therefore, we have no assurance that such steps will facilitate us being able to obtain financing or access the capital markets for future debt or refinancing opportunities in a timely manner, or on acceptable terms, or at all. If we are unable to borrow funds, we may be unable to make the capital expenditures necessary for us to compete with other casino operators or take advantage of new business opportunities. As a result, the lack of such

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funding could have a material adverse effect on our business, results of operations and financial condition and our ability to service our indebtedness.

We may not be able to repurchase the Exchange Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of their principal amount plus accrued and unpaid interest. We may not be able to repurchase the Exchange Notes upon a change of control because we may not have sufficient funds. Further, we may be contractually restricted under the New Credit Facilities or other future senior indebtedness from repurchasing all of the Exchange Notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase your Exchange Notes unless we are able to refinance or obtain waivers under our debt instruments. Our failure to repurchase the Exchange Notes upon a change of control would cause a default under the indentures and a cross default under our debt instruments. Our New Credit Facilities is expected to provide that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder and, if such debt is not paid, to enforce security interests in the collateral securing such debt, thereby limiting our ability to raise cash to purchase the Exchange Notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the Exchange Notes. Any of our future debt agreements may contain similar provisions.

In addition, the change of control provisions in the indenture governing the Notes may not protect you from certain important corporate events, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a “Change of Control” under the indenture governing the Notes. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change that constitutes a “Change of Control” as defined in the indenture governing the Notes that would trigger our obligation to repurchase the Exchange Notes. Therefore, if an event occurs that does not constitute a “Change of Control” as defined in the indenture governing the Notes, we will not be required to make an offer to repurchase the Exchange Notes and you may be required to continue to hold your Exchange Notes despite the event. See “Description of Exchange Notes—Change of Control.”

An active trading market may not develop for the Exchange Notes.

The Exchange Notes are a new issue of securities. There is no active public trading market for the Exchange Notes. We do not intend to apply for listing of the Exchange Notes on any securities exchange or quotation system. We cannot assure you that an active trading market will develop for the Exchange Notes. In addition, the liquidity of the trading market in the Exchange Notes and the market prices quoted for the Exchange Notes may be adversely affected by changes in the overall market for non-investment grade securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, an active trading market may not develop for your Exchange Notes, you may not be able to sell your Exchange Notes, or, even if you can sell your Exchange Notes, you may not be able to sell them at a price acceptable to you.

The Exchange Notes will be effectively subordinated to any of the Issuers’ secured debt to the extent of the value of the assets securing that debt.

The unsecured Exchange Notes will be effectively subordinated to the claims of our secured creditors, and the guarantors will be effectively subordinated to the claims of the secured creditors of our guarantors, in such case to the extent of the value of the assets securing such debt. Holders of our secured obligations will have claims that are prior to claims of the holders of the unsecured notes with respect to the assets securing those obligations. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to the Issuers or the guarantors, our assets and those of our subsidiaries will be available to pay obligations on the unsecured notes and the guarantors only after holders of our secured debt (including lenders under our New Credit Facilities) have been paid the value of the assets securing such debt. Our obligations under our New Credit Facilities will be secured by a pledge of substantially all of our and our guarantors’ tangible and intangible assets. Holders of the Exchange Notes would participate ratably in our remaining assets or the remaining assets of the guarantor, as the case may be, with all holders of unsecured indebtedness that are deemed to rank equally with the Exchange Notes, based upon the respective amount owed to each creditor. In addition, if we default under our New Credit Facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the Exchange Notes, even if an event of default exists under the indenture under which the Exchange Notes will be issued at such time.

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The Exchange Notes will be structurally subordinated to all obligations of our existing and future subsidiaries that do not guarantee the Exchange Notes.

The Exchange Notes will be guaranteed by each of our current and future domestic subsidiaries that guarantee our New Credit Facilities. Our subsidiaries that do not guarantee the Exchange Notes will have no obligation, contingent or otherwise, to pay amounts due under the Exchange Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The Exchange Notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment from that subsidiary’s assets.

In addition, the indenture governing the Notes, subject to certain limitations, permits these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

In addition, our subsidiaries that provide, or will provide, guarantees of the Exchange Notes will be automatically released from those guarantees in accordance with the terms of the indenture upon the occurrence of certain events, including the following:

•	the designation of that subsidiary guarantor as an unrestricted subsidiary;

•
the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the Exchange Notes by such subsidiary guarantor if it would not then otherwise be required to guarantee the Exchange Notes; or

•	the sale or other disposition, including the sale of substantially all the assets, of that subsidiary guarantor.

If any subsidiary guarantee is released, no holder of the Exchange Notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the Exchange Notes. See “Description of Exchange Notes—Guarantees.”

Changes in our credit rating could adversely affect the market price or liquidity of the Exchange Notes.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the Exchange Notes. A negative change in our ratings could have an adverse effect on the future trading prices of the Exchange Notes.

We may require you to dispose of your Exchange Notes or redeem your Exchange Notes if required by applicable gaming regulations.

Gaming authorities in any jurisdiction to which we or any of our subsidiaries are or may become subject have the power to investigate any of our debt security holders, including holders of the Exchange Notes.

These gaming authorities may, in their discretion, require a holder of any of our debt securities to file applications, be investigated and be found suitable to own our debt securities, and the costs of the investigation of such finding of suitability will be the responsibility of such holder. Any person who fails or refuses to apply for a finding of suitability or a license within a specified period of time after being ordered to do so by such gaming authorities may be found unsuitable. Under certain circumstances, we have the right, at our option, to cause a holder to dispose of its Exchange Notes, or to redeem the holder’s Exchange Notes, in order to comply with gaming laws to which we are subject. See “Description of Exchange Notes—Regulatory Redemption” for additional information.

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Holders of Old Notes who fail to exchange their Old Notes in the exchange offer will continue to be subject to restrictions on transfer.

If you do not exchange your Old Notes for Exchange Notes in the exchange offer, you will continue to be subject to the restrictions on transfer applicable to the Old Notes. The restrictions on transfer of your Old Notes arise because we issued the Old Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Old Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register the Old Notes under the Securities Act. In addition, if there are only a small number of Old Notes outstanding, there may not be a very liquid market in those Old Notes. There may be few investors that will purchase unregistered securities in which there is not a liquid market. For further information regarding the consequences of tendering your Old Notes in the exchange offer, see “Exchange Offer—Consequences of Failure to Exchange.”

Some holders who exchange their Old Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Old Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Based on interpretations by the SEC in no-action letters, we believe, with respect to Exchange Notes issued in the exchange offer, that:

•	holders who are not “affiliates” of ours within the meaning of Rule 405 of the Securities Act;

•	holders who acquire their Exchange Notes in the ordinary course of business;

•	holders who do not engage in, intend to engage in, or have arrangements to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes; and

•	holders who are not broker-dealers;

•	in each case, do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria. Holders that do not meet these criteria could not rely on interpretations of the SEC in no-action letters, and will have to register the Exchange Notes they receive in the exchange offer and deliver a prospectus for them. In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of Exchange Notes acquired in the exchange offer. Holders that are broker-dealers must acknowledge that they acquired their outstanding Exchange Notes in market-making activities or other trading activities and must deliver a prospectus when they resell Exchange Notes they acquire in the exchange offer in order not to be deemed an underwriter.

You must comply with the exchange offer procedures in order to receive new, freely tradable Exchange Notes.

Delivery of Exchange Notes in exchange for Old Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of Old Notes into the exchange agent’s account at DTC, as depositary, including an Agent’s Message (as defined herein). We are not required to notify you of defects or irregularities in tenders of Old Notes for exchange. Exchange Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the Registration Rights Agreements will terminate. See “Exchange Offer — Procedures for Tendering Old Notes” and “Exchange Offer — Consequences of Failure to Exchange.”

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RISKS RELATED TO OUR BUSINESS

The casino, hotel and resort industry is capital intensive and we may not be able to finance expansion and renovation projects, which could put us at a competitive disadvantage.

Our casino and casino/hotel properties have an ongoing need for renovations and other capital improvements to remain competitive, including replacement, from time to time, of furniture, fixtures and equipment. Because of the bankruptcy, Predecessor had deferred renovations and capital improvements for which we have attempted to compensate. We may also need to make capital expenditures to comply with applicable laws and regulations.

Renovations and other capital improvements of the casino properties require significant capital expenditures. In addition, renovations and capital improvements of the casino properties usually generate little or no cash flow until the projects are completed. We may not be able to fund such projects solely from cash provided from operating activities. Consequently, we may have to rely upon the availability of debt or equity capital to fund renovations and capital improvements, and our ability to carry them out will be limited if we cannot obtain satisfactory debt or equity financing, which will depend on, among other things, market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able obtain such financing on favorable terms. Our failure to renovate our casino properties may put us at a competitive disadvantage.

Our operations may be adversely impacted by increases in energy prices.

The casino properties use significant amounts of electricity, natural gas and other forms of energy. While no energy shortages have been experienced, the substantial increases in the cost of electricity, natural gas and gasoline in the United States in general, and in Southern and Northern California, Southern and Northern Nevada, Colorado, South Central Iowa and Northeast and Northwest Missouri in particular, may negatively affect our operating results. In addition, further energy price increases in such areas could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at our slot route and casino operations, which could negatively impact revenue.

Any increase in the price of gasoline may have an adverse impact on the results of our operations.

Most of our customers drive themselves to our properties; therefore, an increase in gasoline prices may adversely impact on our operations as it would increase the cost incurred by our customers to drive to our properties. After rising beginning in the fourth quarter of 2010 through much of 2012, gasoline prices briefly declined before once again starting to rise in early 2013. We cannot assure you that gasoline prices will hold steady or decline, and continued increases may adversely affect our customers’ discretionary income and, ultimately, our revenue.

There may not be a viable public market for our common stock.

On December 31, 2010, we issued 20,000,001 Common Units to eligible debt holders as part of the Restructuring Transactions. On December 20, 2012, pursuant to the Conversion, we converted from a Nevada limited liability company into a Nevada corporation. As a result, among other things, all of the outstanding membership interests of Affinity Gaming, LLC held by its members were converted into common shares of Affinity Gaming on a one-to-one basis. Through April 17, 2013, we have issued 268,339 shares of restricted stock and 530,803 stock options in connection with the Affinity Gaming 2011 Long-Term Incentive Plan (the “2011 LTIP”) to certain company directors, officers and members of management.

No established public trading market currently exists for our common stock, and aside from the Registration Rights Agreement described below, we have no plans, proposals, arrangements or understandings with any person with regard to developing such a market for our common stock.

On February 7, 2012, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with SPH Investment, LLC (“SPH”), in connection with the Conversion. Pursuant to the Registration Rights Agreement, among other things, we granted SPH and its transferees certain demand and piggyback registration rights relating to the resale of equity securities held by SPH and the right to demand the listing of any such securities on the NADSAQ Stock Market or the New York Stock Exchange within 365 days after receipt of the applicable listing demand notice. On October 1, 2012, we received a listing demand notice from SPH pursuant to section 4.2 of the Registration Rights Agreement requiring us to use our reasonable best efforts to consummate the listing of our equity securities on the NASDAQ Stock Market. However, given that our

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common stock is held of record, or beneficially, in the hands of a limited number of holders, we do not anticipate that we will be successful in having our common stock listed on the NASDAQ Stock Market.

Issuance of equity interests to our executive officers and directors will dilute our equity holders.

On December 31, 2010, our Board of Directors reserved 5% of our Common Units, on a fully diluted basis, for issuance as grants of equity, restricted equity, options, or similar equity awards in connection with a management and director equity incentive program. The Compensation Committee approved, and we adopted, the 2011 LTIP on March 30, 2011. On December 20, 2012, pursuant to the Conversion, we converted from a Nevada limited liability company into a Nevada corporation. As a result, among other things, all of the outstanding membership interests of Affinity Gaming, LLC held by its members were converted into common shares of Affinity Gaming on a one-to-one basis. The issuance of shares of reserved common stock or of shares of common stock underlying exercised options will dilute the percentage ownership of any holders of shares of our common stock. At April 17, 2013, 268,339 shares of restricted common stock and options to purchase 530,803 shares of our common stock remain outstanding under the 2011 LTIP.

We may be subject to litigation which, if adversely determined, could expose us to significant liabilities, damage our reputation and result in substantial losses.

During the ordinary course of operating our businesses, we will occasionally be subject to various litigation claims and legal disputes. Without limitation, such claims and legal disputes may include contract, lease, employment and regulatory claims, as well as claims made by visitors to our properties. Certain litigation claims may not be covered entirely or at all by our insurance policies or our insurance carriers may seek to deny coverage. In addition, litigation claims can be expensive to defend and may divert our attention from the operations of our businesses. Further, litigation involving visitors to our properties, even if without merit, can attract adverse media attention.

We evaluate all litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or discloses the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. We caution you that actual outcomes or losses may differ materially from those envisioned by its current assessments and estimates. As a result, litigation can have a material adverse effect on our businesses and, because we cannot predict the outcome of any action, it is possible that adverse judgments or settlements could significantly reduce our earnings or result in losses.

Acquisitions, new venture investments and divestitures may not be successful.

As part of our strategy, we may seek to increase growth through strategic acquisitions and any such acquisition may be significant. Not only is the identification of good acquisition candidates difficult and competitive, but these transactions also involve numerous risks, including the ability to:

•	successfully integrate acquired companies, properties, systems or personnel into our existing business;

•	minimize any potential interruption to our ongoing business;

•	successfully enter markets in which we may have limited or no prior experience;

•	achieve expected synergies and obtain the desired financial or strategic benefits from acquisitions;

•	retain key relationships with employees, customers, partners and suppliers of acquired companies; and

•	maintain uniform standards, controls, procedures and policies throughout acquired companies.

Companies, businesses or operations acquired or joint ventures created may not be profitable, may not achieve revenue levels and profitability that justify the investments made or carry other risks associated with such transactions. For example, in connection with our acquisition of the land and buildings of the three Black Hawk Casinos, we simultaneously leased the casinos back to Golden Gaming through October 31, 2012, earning lease revenue while we waited for approval of our Colorado

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gaming licenses. We began operating the Black Hawk Casinos on November 1, 2012, after obtaining our Colorado gaming licenses.

Future acquisitions could result in the incurrence of indebtedness, the assumption of contingent liabilities, material expense related to certain intangible assets and increased operating expense, which could adversely affect our results of operations and financial condition. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which could adversely affect our operating results.

We may also decide to divest certain assets, businesses or brands that do not meet our strategic objectives or growth targets, such as with the Truckee Disposition, which closed on February 1, 2013. With respect to any divestiture, we may encounter difficulty finding potential acquirers or other divestiture options on favorable terms. Any divestiture could affect our profitability, either as a result of the gains or losses on such sale of a business or brand, the loss of the operating income resulting from such sale or the costs or liabilities that are not assumed by the acquirer that may negatively impact profitability subsequent to any divestiture. We may also be required to recognize impairment charges as the result of a divesture.

Any potential future acquisitions, new ventures or divestitures may divert the attention of management and may divert resources from matters that are core or critical to the business.

We may face potential successor liability.

As the successor to Predecessor, we may be subject to certain liabilities of Predecessor not provided for in the Bankruptcy Plan. Such liabilities may arise in a number of circumstances, including those where:

•	a creditor of Predecessor did not receive proper notice of the pendency of the bankruptcy case relating to the Bankruptcy Plan or the deadline for filing claims therein;

•	the injury giving rise to, or source of, a creditor’s claim did not manifest itself in time for the creditor to file the creditor’s claim;

•	a creditor did not timely file the creditor’s claim in such bankruptcy case due to excusable neglect;

•	we are liable for Predecessor’s tax liabilities under a federal and/or state theory of successor liability; or

•	the order of confirmation for the Bankruptcy Plan was procured by fraud.

Although we have no reason to believe that we will become subject to liabilities of Predecessor that are not provided for in the Bankruptcy Plan, if we should become subject to such liabilities, it could materially adversely affect our business, financial condition and results of operations.

The inability of the applicable parties under our recent acquisition and sale agreements to fulfill their indemnification obligations could affect our results of operations and financial position.

On February 27, 2012, we sold our casino in Searchlight, Nevada, and the portion of our slot route operations relating solely to the Terrible Herbst convenience stores to JETT Gaming, LLC, a Las Vegas based slot route operator. On February 29, 2012, we sold the remainder of our slot route operations, as well as our two Pahrump, Nevada casinos, to Golden Gaming, LLC (formerly known as Golden Gaming, Inc), a Las Vegas based casino, tavern and slot route operator. In addition, as part of the transaction with Golden Gaming, we acquired the land and buildings of the Golden Mardi Gras Casino, Golden Gates Casino and Golden Gulch Casino—all located in Black Hawk, Colorado. On February 1, 2013, we completed the sale of the Sands Regency, Gold Ranch and the Dayton Casino to Truckee Gaming. In connection with the applicable acquisition and sale agreements, we, Golden Gaming and Truckee Gaming agreed to retain responsibility for and indemnify the purchasing party against damages resulting from certain third party claims or other liabilities, such as workers’ compensation liabilities and certain environmental liabilities. Our indemnification obligations with respect to breaches of our representations and warranties in the agreements related to the sale of our slot route and Pahrump, Nevada casinos and our Sands Regency, Gold Ranch and Dayton Casino will, in each case, terminate upon expiration of the applicable indemnification period, are generally subject to deductible amounts and will not cover damages in excess of applicable coverage limits. The indemnification

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obligations of Golden Gaming with respect to breaches of its representations and warranties in the agreement related to the sale of its Black Hawk, Colorado casinos will terminate upon expiration of the applicable indemnification period, are also generally subject to deductible amounts and will not cover damages in excess of applicable coverage limits. If claimants successfully assert, either before or after the expiration of the applicable indemnification period, that we are liable for claims and/or retained liabilities that arise under the relevant acquisition and sale agreements, or if Golden Gaming or Truckee Gaming fails to satisfy their indemnification obligations to us with respect to claims and/or retained liabilities covered by the relevant acquisition agreements, it could have an adverse effect on our results of operations and financial position.

Several provisions of Nevada corporate law, our articles of incorporation, our bylaws and our shareholder rights plan could discourage, delay or prevent a merger or acquisition, even in situations that may be viewed as desirable by our shareholders.

The Nevada Revised Statutes, our articles of incorporation and our bylaws contain provisions which may make the acquisition of the Company more difficult without the approval of our board of directors. These provisions include (i) authorizing our Board of Directors to issue "blank check" preferred stock having superior rights without shareholder approval, (ii) advance notice requirements for shareholder proposals and nominations, (iii) limitations on the ability of shareholders to amend, alter or repeal our bylaws, (iv) prohibiting us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless certain requirements are met, and (v) requiring disinterested stockholder approval for certain “controlling interest” acquisitions."

We also adopted a shareholders' rights plan, which is intended to better enable our Board of Directors to obtain the best possible outcome for our shareholders in the event of an unsolicited offer to acquire our outstanding common stock, by entering into the Rights Agreement. The Board of Directors implemented the rights plan by declaring a dividend of one preferred share purchase right for each outstanding share of our common stock held of record as of December 21, 2012, and directing the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire. Each right initially entitles holders of our common stock to buy from us one one-thousandth of a share of our Series A Preferred Stock, par value $0.001 per share at a price of $45.00 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment. The Rights expire on December 21, 2015, unless extended or earlier redeemed. The Rights will generally become exercisable only following the tenth day after a person or group acquires or obtained the right to acquire or announced a tender or exchange offer that if consummated would result in such person or group acquiring beneficial ownership of 15% or more of our outstanding common stock. Upon the occurrence of a triggering event, the Rights will entitle every holder of our common stock, other than the acquirer, to purchase our stock or stock of our successor on terms that would likely be economically dilutive to the acquirer. The noted provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws, as well as provisions in the shareholder rights plan, may discourage, delay or prevent an attempt by a third party to acquire control of our company, even in situations that may be viewed favorably by shareholders.

Our future financial results will be affected by the adoption of fresh start reporting and may not reflect historical trends.

We were formed pursuant to the Bankruptcy Plan to acquire substantially all of the assets of Predecessor. The Restructuring Transactions, which were consummated on December 31, 2010, resulted in us becoming a new reporting entity and adopting fresh-start accounting. As required by fresh-start accounting, we caused Predecessor's assets and liabilities to be adjusted to measured value, and we recognized certain assets and liabilities not previously recognized in Predecessor's financial statements. Accordingly, our financial condition and results of operations from and after January 1, 2011 may not be comparable to the financial condition and results of operations reflected in Predecessor's historical consolidated financial statements, including those presented herein.

The bankruptcy filing has had a negative impact on Predecessor's image which may negatively impact our business going forward.

As a result of the Chapter 11 cases, Predecessor was the subject of negative publicity which has had an impact on its image and the images of the operations we acquired. This negative publicity may have an effect on the terms under which some customers and suppliers are willing to continue to do business with us and could materially adversely affect our business, financial condition and results of operations.

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Our operations, and the gaming industry as a whole, have been adversely affected by the recession. Our gaming operations and casinos may be further adversely impacted if general economic conditions do not improve, which could lead to an adverse impact on our operations.

The results of operations of Predecessor's slot route and casino businesses were negatively impacted by the global financial recession, subprime mortgage crisis, volatile gasoline and energy prices, high unemployment and the general economic downturn, including a decrease in consumer confidence levels and the recent income and payroll tax increases. The gaming industry as a whole is currently experiencing reduced demand. The demand for gaming is highly sensitive to consumers' disposable incomes, and a general decline in economic conditions, including businesses downsizing their workforces for various reasons including the recent repeal of the payroll tax reduction, may lead to our potential customers having less discretionary income with which to wager. Many of our customers have also experienced significant reductions in their savings as a result of recent investment losses. The State of Nevada, one of our primary markets, has experienced a significant economic downturn. According to the U.S. Bureau of Labor Statistics, Nevada again had the highest unemployment rate in the country in 2012 at 11.1%, compared to the national average of 8.1%. In addition, according to a report published by Realtytrac, Nevada ranked at number two in foreclosure rates in the country for 2012. These developments have led, and are likely to continue to lead, to a reduction in the revenue and have materially adversely affected the operating results of Predecessor and our company. An extended period of reduced discretionary spending could significantly harm our operations and we may not be able to lower our costs rapidly enough, or at all, to offset a decrease in revenue.

A write-off of all or a part of our identifiable intangible assets or goodwill would hurt our operating results and reduce our net worth.

Under generally accepted accounting principles, we review our identifiable intangible assets, including goodwill, for impairment at least annually or when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances, indicating that the carrying value of our goodwill or other identifiable intangible assets may not be recoverable, include a sustained decline in the value of shares of our common stock, reduced future cash flow estimates, a disposal of a portion of our business and slower growth rates in our industry. We may be required to record a significant non-cash impairment charge in our financial statements during the period in which any impairment of our goodwill or other identifiable intangible assets is determined, negatively impacting our results of operations and stockholders’ equity.

As of December 31, 2012, we had approximately $131.9 million of total identifiable intangible assets, as well as $68.5 million of goodwill, which represented approximately 11% of our total assets. Intangible assets such as customer loyalty programs and the “Terrible’s” trade name that have a definite life are amortized based on estimated useful lives. Identifiable intangible assets that have an indefinite useful life, including gaming license rights in jurisdictions where a limited number of licenses are issued and local trade names, are not amortized. As of December 31, 2012, definite-lived intangible assets totaled $12.1 million, primarily comprised of customer loyalty programs, and indefinite-lived intangible assets totaled $119.9 million.

Because valuation methodologies used in impairment testing include forecast information and assumptions about future performance, the likelihood and severity of an impairment charge increases during periods of market volatility, such as the one that recently occurred as a result of the general weakening of the global economy. If we are unable to retain our existing customers, or if average customer spending or customer traffic decreases, we may incur future impairment charges.

Because the carrying values of the net assets of the properties we sold to Truckee Gaming exceeded the net proceeds we received, we determined that the goodwill on the books of those properties had become impaired. The impairment testing we performed resulted in us recording a $0.9 million impairment of goodwill. Our routine annual testing of our intangible assets and goodwill did not result in any impairment charges during 2012. In the event we identify an impairment of indefinite lived intangible assets or goodwill, we would record a charge to earnings. Although it does not affect our cash flow, a write-off in future periods of all or a part of these assets would adversely affect our business, financial condition and results of operations.

We face intense competition from other gaming operations and Internet gaming, and may experience a loss of market share.

The gaming industry is highly competitive. We compete for gaming customers with other locals-oriented casino-hotels, other casinos located in the vicinity of these properties, as well as competition from new forms of gaming that exist or may be

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legalized in the future, including Internet gaming. Our casino operations face competitors that include land-based casinos, dockside casinos, riverboat casinos, casinos located on Native American reservations, and racing and pari-mutuel operations.

Southern California provides the largest number of customers for the Primm Casinos, including a large number of customers who drive to Las Vegas from the San Bernardino and Barstow metropolitan areas. The expansion of Native American casinos in California, Oregon and Washington continues to have an impact on casino revenue in Nevada in general, and such impact may be significant on the markets in which the Rail City and the Primm Casinos operate.

If our competitors operate more successfully, if their existing properties are enhanced or expanded, or if additional competitors are established in and around the locations in which we conduct business, we may lose market share. In particular, the expansion of casino gaming in or near any geographic area from which we attract or expect to attract a significant number of our customers could have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of the United States Justice Department's December 2011 opinion concerning the applicability of the Wire Act to Internet gaming, certain states, including Nevada, have moved forward with legislation to authorize various forms of intrastate Internet gaming. Notably, in February 2013 Nevada amended its Internet gaming law to permit Nevada licensed Internet providers to commence Internet poker and to allow the state to enter into agreements with other states to create multi-state poker wagering. Many of our competitors in the Nevada market have greater financial resources than we do and have already applied for, or been approved for, interactive gaming licenses in Nevada to provide online poker services. Our ability to compete in a marketplace containing multiple virtual casino platforms will depend on our ability to effectively market future Internet gaming products to our customers in face of stiff competition as well as the availability of Internet gaming in jurisdictions in which we operate casinos. We may not have the expertise or the financial resources that our competitors have with regard to interactive gaming via the Internet. In most markets, we compete directly with other casino facilities operating in the immediate and surrounding market areas. In some markets, we face competition from nearby markets in addition to direct competition within our market areas as well as the threat from new, emerging markets. With Internet gaming, our land based casinos will also potentially be competing in virtual markets that may not be constrained by geographical limitations. Increases in the popularity of, and competition from, interactive gaming services could negatively impact our results of operations and financial condition.

Some Native American casinos have a lower minimum age requirement for gambling, which may increase their market share at the expense of our market share.

Some Native American casinos in Southern California and Iowa allow customers at least 18 years old to gamble, whereas our gambling establishments require our customers to be at least 21 years old. This could lead to a reduced market for us as those Native American casinos would have an earlier opportunity to create loyal customers. If our competitors are able to retain these customers after they turn 21, thereby causing them to continue gambling at those establishments rather than try our establishments, we may experience reduced market share.

We depend upon our key employees and certain members of our management.

Our success is substantially dependent upon the efforts and skills of our senior executives, David D. Ross, our Chief Executive Officer; Donna Lehmann, our Senior Vice President, Chief Financial Officer and Treasurer; and Marc. H. Rubinstein, our Senior Vice President, General Counsel and Secretary. We have entered into employment agreements with Mr. Ross and Ms. Lehmann through December 2013 and Mr. Rubinstein through mid-February 2014.

The loss of the services rendered by any of these senior executives could adversely affect our operations. In addition, we compete with other potential employers for employees, and we may not succeed in hiring and retaining the executives and other employees that we need. An inability to hire quality employees could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the security of confidential customer information, including credit card data, we could be exposed to data loss, litigation and liability and our reputation could be significantly harmed.

We rely on information technology and other systems to maintain and transmit personal customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information. In connection with credit card sales, we transmit confidential credit card information securely over public networks and store it in our data warehouse. Third parties

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may have the opportunity, technology or know-how to breach the security of this customer information, and our security measures may not effectively prohibit others from obtaining improper access to this information. If a person is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations, and any resulting negative publicity could significantly harm our reputation.

We face extensive regulation from gaming and other government authorities.

As owners and operators of gaming facilities, we are subject to extensive state and local regulations in Nevada, Iowa and Missouri and Colorado. Certain approvals from gaming authorities must be obtained before we can take certain actions with respect to our properties in these jurisdictions. In addition, the Nevada Gaming Commission, the Iowa Racing and Gaming Commission, the Missouri Gaming Commission and the Colorado Limited Gaming Control Commission require us and our subsidiaries to obtain gaming licenses and require our officers, key employees and business entity affiliates to demonstrate suitability to hold gaming licenses. Such state and local government authorities may limit, condition, suspend or revoke a license for any cause deemed reasonable by the respective licensing agency. They may also levy substantial fines against us or our subsidiaries or the entities or individuals involved in violating any gaming laws or regulations. The violation of any such state and local regulations could have a material adverse effect on our business, financial condition and results of operations.

In Nevada, the Nevada Gaming Commission could request that a state court appoint a supervisor to operate any non-restricted gaming establishment operated by us if the licenses held by us are revoked, suspended or otherwise lapse. In such extraordinary circumstances, earnings generated by gaming operations during a supervisor’s appointment (except for reasonable rental value) could be forfeited to the State of Nevada. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

On February 28, 1995, the electorate of Clarke County, Iowa (the county in which the Lakeside Iowa Casino is located) approved an excursion boat gambling referendum permitting such gaming operations in Clarke County. Every eight years a majority of the Clarke County electorate must reauthorize the excursion boat gambling referendum to allow gambling games to continue in Clarke County. Such a referendum took place on November 2, 2010, with the electorate voting on the proposition favoring continued gaming on riverboats in Clarke County. The next referendum is scheduled for November 2018. If the reauthorization referendum is defeated it would have a material adverse effect on our operations and financial condition.

In addition, Lakeside Iowa's excursion gambling boat license was approved for renewal at a March 7, 2013 meeting of the Iowa Racing and Gaming Commission. This license is not transferable and will need to be renewed annually and prior to the commencement of each subsequent annual renewal period. The Class A and Class B licenses in Missouri were renewed for a four-year term in January 2013. The Black Hawk Casinos were granted retail operator's licenses in October 2013 for two-year terms.

Any future public offering of debt or equity securities by us will require review of and prior approval by the Nevada Gaming Commission, the Iowa Racing and Gaming Commission, the Missouri Gaming Commission and the Colorado Limited Gaming Control Commission. The Missouri Gaming Commission also requires notice of the intended incurrence of any private debt exceeding $1 million and reserves the right to elect to have prior review and approval.

Our operations are subject to numerous laws and regulations resulting from our diverse operating activities

We are subject to a variety of other rules and regulations, including zoning, environmental, construction and land-use laws, regulations and permits that govern the serving of alcoholic beverages. Any changes to these laws could have a material adverse effect on our business, financial condition and results of operations.

Potential changes in legislation and regulation could negatively impact our gaming operations.

From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. Any such change to the regulatory environment or the adoption of new federal, state or local government legislation could have a material adverse effect on our business.

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State gaming laws and regulations may require holders of our debt or equity securities to undergo a suitability investigation, and may result in redemption of their securities.

Many jurisdictions require any person who acquires beneficial ownership of debt or equity securities of a casino gaming company to apply for qualification or a finding of suitability. Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by gaming authorities that it is required to do so may be denied a license or found unsuitable or unqualified, as applicable. Any holder of securities that is found unsuitable or unqualified or denied a license, and who holds, directly or indirectly, any beneficial ownership of a gaming entity’s securities beyond such period of time as may be prescribed by the applicable gaming authorities may be guilty of a criminal offense. Furthermore, a gaming entity may be subject to disciplinary action if such gaming entity, after receiving notice that a person is unsuitable to be a holder of securities or to have any other relationship with such gaming entity or any of its subsidiaries:

•	pays that person any dividend or interest upon the securities;

•	allows that person to exercise, directly or indirectly, any voting ownership right conferred through securities held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•
fails to pursue all lawful efforts to require such unsuitable person to relinquish the securities including, if necessary, the immediate purchase of such securities for the lesser of fair value at the time of repurchase or fair value at the time of acquisition by the unsuitable holder.

In the event that disqualified holders fail to divest themselves of such securities, gaming authorities have the power to revoke or suspend the casino license or licenses related to the regulated entity that issued the securities. In addition, the Articles of Incorporation of Affinity Gaming provide that we may redeem our stock from an Unsuitable Person (as such term is defined in the Articles of Incorporation).

The approval of the Nevada Gaming Commission, Iowa Racing and Gaming Commission, Missouri Gaming Commission and Colorado Limited Gaming Control Commission is required for change of control transactions and certain acquisitions of equity interests in the Company.

Changes in the control of the Company through merger, consolidation, equity or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby that person obtains control, may not occur without the approval of the Nevada Gaming Commission, the Iowa Racing and Gaming Commission, the Missouri Gaming Commission and the Colorado Limited Gaming Control Commission. The Nevada Gaming Commission, the Iowa Racing and Gaming Commission, the Missouri Gaming Commission and the Colorado Limited Gaming Control Commission may also require the equity holders, officers, directors and other persons having a material relationship or involvement with the entity acquiring control to be investigated and licensed as part of the approval process relating to the transaction.

Under Nevada law, any person who acquires more than 5% of our voting securities will be required to report such acquisition to the Nevada Gaming Commission. Any beneficial owner of more than 10% of our voting securities will be required to apply to the Nevada Gaming Commission for a finding of suitability. Under certain circumstances, an “institutional investor” as defined under the regulations of the Nevada Gaming Commission, which acquires beneficial ownership of more than 10%, but not more than 25%, of our voting securities (subject to certain additional holdings as a result of certain debt restructurings or stock repurchase programs under the Nevada Act), may apply to the Nevada Gaming Commission for a waiver of such finding of suitability requirement if the institutional investor holds our voting securities only for investment purposes. In addition, any beneficial owner of our voting securities, regardless of the number of shares beneficially owned, may be required at the discretion of the Nevada Gaming Commission to file an application for a finding of suitability as such. In either case, a finding of suitability is comparable to licensing and the applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting the investigation.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the Chair of the Nevada State Gaming Control Board may be found unsuitable. Any equity holder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the equity of a registered corporation beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense and the Company and the gaming subsidiaries may become subject to disciplinary action if, after receipt of notice that a

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person is unsuitable to be an equity holder or to have any other relationship with the Company or the gaming subsidiaries, the Company pays that person any dividend or interest upon voting securities, allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, pays remuneration in any form to that person for services rendered or otherwise; or fails to pursue all lawful efforts to require the unsuitable person to relinquish his voting securities for cash at fair market value.

Under Missouri law, institutional and passive investors that do not take an active role in management and own less than a 20% ownership interest and more than a 5% ownership interest in the Company may either file for a key person license or seek a waiver of licensure. However, a passive investor owning more than a 5% ownership interest in the Company that desires to take an active role in the management or operations of the Company, or any investor that owns more than a 20% ownership interest in the Company, will be required to file an application for key person licensure. In addition, any investor wishing to acquire more than a 25% ownership interest in the Company will be required to apply for approval of the acquisition as a change in control; failure to obtain such approval before a change in control may result in immediate and automatic loss of the license to conduct gaming. If the investor is not found suitable, the investor will be required to divest its interest in the Company. In addition, we will be required to provide the Missouri Gaming Commission with prior notice if we intend to transfer, issue, grant a security interest in, or pledge 5% or more of our equity.

Under Iowa law, any person who intends to acquire 5% or more of the equity securities of a licensed entity must, prior to such acquisition, obtain approval from the Iowa Racing and Gaming Commission. As a matter of policy, the Iowa Racing and Gaming Commission has granted institutional investor waivers.

Under Colorado law, persons who acquire direct or indirect beneficial ownership of (a) 5% or more of any class of voting securities of a publicly traded corporation that is required to include in its articles of incorporation the Rule 4.5 charter language provisions; or (b) 5% or more of the beneficial interest in a gaming licensee directly or indirectly through any class of voting securities of any holding company or intermediary company of a licensee, referred to as “qualifying persons,” shall notify the Division of Gaming within 10 days of such acquisition, are required to submit all requested information and are subject to a finding of suitability as required by the Division of Gaming or the Colorado Commission. Licensees also must notify any qualifying persons of these requirements. A qualifying person other than an institutional investor whose interest equals 10% or more must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such securities. Licensees must also notify any qualifying persons of these requirements. Whether or not notified, qualifying persons are responsible for complying with these requirements.

A qualifying person who is an institutional investor under Rule 4.5 and who, individually or in association with others, acquires, directly or indirectly, the beneficial ownership of 15% or more of any class of voting securities must apply to the Colorado Commission for a finding of suitability within 45 days after acquiring such interests.

Such requirement to be found suitable to hold our voting securities may discourage or delay trading of our securities and, in particular, change of control transactions.

Changes to applicable gaming laws could have a material adverse effect on our operations and financial condition.

Gaming laws are generally based upon declarations of public policy which are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the establishment and maintenance of responsible accounting practices and procedures;

•
the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenue, providing reliable record keeping and requiring the filing of periodic reports;

•	the prevention of cheating and fraudulent practices; and

•	providing a source of state and local revenue through taxation and licensing fees.

Changes in these laws, regulations and procedures could have an adverse effect on our proposed gaming operations.

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Our operations could be adversely affected due to the adoption of certain anti-smoking regulations.

Smoking is currently permitted at casino locations in Nevada, Missouri, and Iowa. Smoking is not permitted at casino locations in Colorado. It is not possible to determine the manner, nature or likelihood of changes in the current laws relating to smoking in public places or the effect of regulations regarding secondhand smoke; however, new anti-smoking laws, if adopted, could have a material adverse effect on our business, financial condition and results of operations. For example, Iowa has a statewide ban on indoor smoking but the law includes an exemption for casino floors and 20% of all hotel rooms. From time to time, bills have been introduced in the Iowa legislature that would eliminate the casino floor exemption.

Changes to applicable tax laws could have a material adverse effect on our financial condition.

We expect to pay substantial taxes and fees in connection with our operations as a gaming company. From time to time, federal, state and local legislators and other government officials have proposed and adopted changes in tax laws, or in the administration of those laws affecting the gaming industry. For example, in 2011, legislation was introduced in Iowa to increase the gross gaming revenue tax in that state from 22% to 36%. In 2012, the Colorado Limited Gaming Control Commission voted to reduce the gross gaming revenue tax in that state from 20% to 19%, causing the Governor of Colorado to replace the commissioners; the replacement commissioners reinstated the tax at 20%. In 2013, Nevada voters will be asked to vote on a referendum to raise the highest incremental gross gaming revenue tax rate from 7% to 9%. It is not possible to determine the likelihood of changes in tax laws or in the administration of those laws. If adopted, changes to applicable tax laws could have a material adverse effect on our business, financial condition and results of operations. Due to the continued pressures on the state legislatures to address shortfalls in their budgets associated with the current recession, there may be more support to look to increased taxation which could affect all of our gaming properties. Any increase in taxes would have a material adverse effect on our business, financial condition and results of operations.

Environmental legislations or regulations, if enacted, could lead to an adverse impact on our results of operations and financial condition if such legislations or regulations result in a smaller drive-in tourist market.

Global climate change issues have received an increased focus on the federal and state government levels, which could potentially lead to additional environmental rules and regulations that impact how our drive-in tourist market is able to come to our facilities. The ultimate impact on our business would be dependent upon the specific rules and regulations adopted and we cannot predict the effects of any such legislation at this time. However, if such legislations or regulations result in increased costs to motor vehicle drivers, then we may as a result see fewer drive-in tourists, which could adversely impact our operations and financial condition.

The business of the Primm Casinos may be adversely impacted if their use of water exceeds allowances permitted by federal and local governmental agencies or if such governmental agencies impose additional requirements in connection with such use of water, which in each case could lead to an adverse impact on our operations and financial condition.

The Primm Casinos are not served by a municipal water system. As a result, the water supply of such casinos is dependent on rights they have been granted to water in various wells located on federal land in the vicinity of the Primm Casinos and permits that allow the delivery of water to the Primm Casinos. These permits and rights are subject to the jurisdiction and ongoing regulatory authority of the U.S. Bureau of Land Management, the States of Nevada and California and local governments. While we believe that adequate water for the Primm Casinos is available, the future water needs of the Primm Casinos may exceed the permitted allowance. In such an event, future requests for additional water may not be approved or may be approved with terms or conditions that are more onerous. Any such denial or any such additional terms and conditions may have a material adverse effect on the results of operations of the Primm Casinos, thereby adversely affecting our results of operations and financial condition.

Compliance with environmental laws and other government regulations could impose material costs.

We are subject to numerous environmental laws and regulations that impose various environmental controls on our business operations, including, among other things, the discharge of pollutants into the air and water and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to

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various health and safety matters that impose burdens upon our operations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous wastes. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. For example, we are currently building a new travel center in Primm, Nevada. In connection with the construction, we have encountered, on multiple occasions, contaminated soil requiring remediation. Much of the contamination resulted from a gas station operated more than 30 years ago, and from abandoned underground fuel lines. From the first discovery of the contamination in September 2011 through December 31, 2012, we have spent approximately $3.2 million on remediation work, and we estimate that such amount could increase to approximately $4 million. The amounts spent on remediation are incremental to our planned expenditures on the project. We cannot provide assurance that we have accurately estimated or identified the scope of the issue or the impact that this remediation will have on our capital expenditures, earnings or competitive position as we complete the project. Although we maintain $5 million of pollution insurance coverage, and have submitted an insurance claim for most of the costs of the remediation, the potential liability related thereto has been challenged by the insurer as excessive and may ultimately exceed the amount of our insurance coverage under the terms of the policy, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we have been or will be in compliance with environmental and health and safety laws at all times. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators. We may be required to incur further costs to comply with current or future environmental and safety laws and regulations. In addition, in the event of accidental contamination or injury from these materials, we could be held liable for any damages that result and any such liability could exceed our resources. We believe that our expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on our business, financial condition or results of operations. However, the environmental laws under which we operate are complicated and often increasingly more stringent, and may be applied retroactively. Accordingly, we may be required to make additional expenditures to remain in, or to achieve, compliance with environmental laws in the future and such additional expenditures may have a material adverse effect on our business, financial condition or results of operations.

Adverse winter weather conditions in Colorado, the Midwest, the Sierra Nevada Mountains and Reno-Lake Tahoe area could have a material adverse effect on the results of operations and financial condition of our casinos, which could lead to an adverse impact on our results of operation and financial condition.

Adverse winter weather conditions, particularly snowfall, can deter customers of Rail City, the Midwest casinos and Colorado casinos from traveling or make it difficult for them to frequent our facilities. If these locations were to experience prolonged adverse winter weather conditions, the results of operations and financial condition of these casinos could also be materially adversely affected, thereby adversely affecting our overall results of operations and financial condition. Although our facilities experienced mild weather conditions for most of 2012, the Midwest casinos experienced severe weather conditions in the first quarters of 2010 and 2011, and the St. Joseph, Missouri casino experienced a flood in the third quarter of 2011, all of which negatively impacted the results of operations at those facilities.

Riverboats and dockside facilities are subject to risks relating to weather and must comply with applicable regulations.

We own and operate riverboat and dockside casino facilities, which are subject to risks in addition to those associated with land-based casinos, including loss of service due to casualty, extended or extraordinary maintenance, flood or other severe weather. Reduced patronage and the loss of a dockside or riverboat casino from service for any period of time could adversely affect our results of operations. The riverboats are subject to inspection every year and were inspected in December 2012 in Missouri. Our only vessel is the boat located in Lakeside, Iowa, and this boat had its turbines removed in late 2008, as riverboats in Iowa are no longer required to cruise.

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USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our and the guarantors’ obligations under the Registration Rights Agreements. We will not receive any cash proceeds from the issuance of the Exchange Notes and have agreed to pay the expense of the exchange offer, other than certain taxes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange, Old Notes in a like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes, except as otherwise described herein under “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Outstanding Old Notes.” The Old Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and will not be reissued. Accordingly, the issuance of the Exchange Notes will not result in any change in our outstanding indebtedness.

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SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth a summary of our selected consolidated historical financial data from continuing operations as of and for the periods presented (in thousands). We derived the summary historical consolidated balance sheet data as of December 31, 2012 and 2011 for the Successor, and the summary historical consolidated data for results of operations for the years ended December 31, 2012 and 2011 (Successor) and December 31, 2010 (Predecessor), from the audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical consolidated balance sheet data as of December 31, 2010 (Successor), 2009 (Predecessor) and 2008 (Predecessor), and for the summary historical consolidated data for results of operations for Predecessor’s years ended December 31, 2009 and 2008, from audited consolidated financial statements not included in this prospectus, as adjusted for discontinued operations.

You should read this information together with the information included under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus. The historical results set forth below do not indicate results expected for any future periods. Our future results of operations will be subject to significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control. For a discussion of matters affecting comparability of our results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Matters Affecting Comparability of Results.”

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010	2009	2008
Net revenue from continuing operations	$403,176	$378,587	$380,392	$395,458	$444,834
Income (loss) from continuing operations	$4,634	$7,872	$419,185	$(52,173)	$(146,823)

	Successor			Predecessor
	December 31,
	2012	2011	2010	2009	2008
Cash and cash equivalents	$126,873	$45,956	$59,781	$76,084	$55,363
Total assets	651,922	603,740	589,237	884,002	934,248
Total debt	396,716	348,400	350,000	1,158,846	1,176,330
Stockholders’ equity (deficit)	$207,130	$206,235	$198,033	$(388,245)	$(328,155)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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REVISION OF PRIOR PERIOD FINANCIAL STATEMENTS

We have revised certain amounts for the years ended December 31, 2011 and 2010 from the amounts previously reported in our 2011 Annual Report on Form 10-K. We corrected the classification of certain patron incentives that we had previously reported as promotional allowances rather than as a direct reduction to casino revenue. The correction reduced previously reported casino revenue by $5.4 million in 2011 and $5.8 million in 2010, and it reduced previously reported promotional allowances by an equal amount in the respective years. We assessed the materiality of the errors and concluded that the errors were not material to any of our previously issued financial statements, and we have revised all affected periods. The errors did not affect net revenues, operating income or cash flows for any period. Refer to Note 19 in the Notes to Consolidated Financial Statements for further details. The following discussion and analysis is based on the revised financial results for the years ended December 31, 2011 and 2010.

EXECUTIVE OVERVIEW

Headquartered in Las Vegas, Nevada, we are a diversified, multi-jurisdictional Nevada corporation which operates casinos through wholly-owned subsidiaries in Nevada, Missouri, and Iowa. Additionally, on February 29, 2012, in connection with the Black Hawk Agreement, we acquired the land and buildings of three casinos in Black Hawk, Colorado which we leased to the previous owners until we obtained our Colorado gaming licenses on October 18, 2012. On November 1, 2012, we began operating the casinos in Black Hawk. We recorded $6.5 million in lease revenue from Golden Gaming during the lease period.

As of December 31, 2012, after giving effect to the Truckee Disposition, our continuing casino operations included the following wholly-owned casinos (by segment):

Nevada
Terrible’s Hotel & Casino	Las Vegas, NV	(“Terrible’s Las Vegas”)
Town Casino & Bowl	Henderson, NV	(“Henderson Casino”)
Primm Valley Casino, Resort & Spa	Primm, NV	(“Primm Valley”)
Buffalo Bill’s Resort & Casino	Primm, NV	(“Buffalo Bill’s”)
Whiskey Pete’s Hotel & Casino	Primm, NV	(“Whiskey Pete’s”)
Rail City Casino	Sparks, NV	(“Rail City”)

Midwest
St Jo Frontier Casino	St. Joseph, MO	(“St Jo”)
Mark Twain Casino	La Grange, MO	(“Mark Twain”)
Lakeside Casino Resort	Osceola, IA	(“Lakeside Iowa”)

Colorado
Golden Mardi Gras Casino	Black Hawk, CO	(“Golden Mardi Gras”)
Golden Gulch Casino	Black Hawk, CO	(“Golden Gulch”)
Golden Gate Casino	Black Hawk, CO	(“Golden Gate”)

On September 7, 2012, we entered into an Asset Purchase Agreement (“Agreement”) with Truckee Gaming regarding the Truckee Disposition. The transaction closed on February 1, 2013. Truckee Gaming paid a base purchase price of $19.2 million less a $1.7 million credit for deferred maintenance capital plus an adjustment related to EBITDA through the closing date of the transaction of $1.4 million. Truckee Gaming received $2.9 million in cash as part of the assets transferred, which consisted of

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$2.5 million in cage cash and $0.4 million transferred as a purchase price adjustment. The Agreement also includes a contractual purchase price adjustment based on the working capital balances, exclusive of cash, with a payment to either Truckee Gaming or us, pegging the working capital balances at zero. Based on the preliminary working capital balances as of February 1, 2013, Truckee Gaming received $1 million as a purchase price adjustment. Net of the purchase price adjustments and cash delivered to Truckee Gaming, we received gross proceeds of $17.5 million which were deposited into an account subject to a control agreement to be withdrawn by us, as permitted under the Credit Agreement. We have included the results of operations for the casinos subject to the Truckee Disposition in discontinued operations, and we have reclassified their assets and liabilities as held for sale, for all periods presented.

Our former Chief Operating Officer, Ferenc Szony, submitted his resignation concurrent with the closing of the Truckee Disposition and he became a managing principal at Truckee Gaming. We have entered into an agreement with Mr. Szony under which he will provide services to us in connection with our consulting agreement with Hotspur.

On February 27 and 29, 2012, respectively, we completed the sale of our casinos in Pahrump and Searchlight Nevada and our slot route operation to JETT and Golden Gaming (see Note 3 in the Notes to Consolidated Financial Statements).  We have included the results of operations for the casinos and the slot route in discontinued operations for the periods presented.

As of December 31, 2012, after giving effect to the Truckee Disposition, our casino operations collectively included approximately 287,000 square feet of gaming space with 7,513 slot machines and 141 table games, while our hotel operations offered 3,124 hotel rooms.

We also provide consulting services to Hotspur, the operator of the Rampart Casino at the JW Marriott Resort in Las Vegas. Under the terms of the consulting agreement, we receive a fixed monthly fee.

On December 20, 2012 (the “Effective Time”), Affinity Gaming, LLC converted from a Nevada limited liability company into a Nevada corporation after adopting the Conversion Agreement and filing its Articles of Conversion with the Secretary of State of the State of Nevada. The resulting entity is now known as Affinity Gaming. Pursuant to the Conversion, at the Effective Time, among other things, (i) the membership interests of Affinity Gaming, LLC held by its members were converted into common shares of Affinity Gaming on a one-to-one basis and the members of Affinity Gaming, LLC became stockholders of Affinity Gaming, (ii) all property, subsidiaries, rights, privileges, powers and franchises of Affinity Gaming, LLC vested in Affinity Gaming, and all liabilities and obligations of Affinity Gaming, LLC became liabilities and obligations of Affinity Gaming, and (iii) the Articles of Organization and the Operating Agreement of Affinity Gaming, LLC, in each case as in effect immediately prior to the Effective Time, ceased to have any force or effect and the Articles of Incorporation, together with the Addendum thereto and the Bylaws of Affinity Gaming were adopted. Upon consummation of the Conversion, shares of our common stock were deemed to be registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), we are the successor issuer to Affinity Gaming, LLC.

Seasonality

We do not believe that our business reflects seasonal trends to any significant degree.  However, our casinos in the Midwest and in Northern Nevada do experience some business interruption during the winter months.  Additionally, our casinos in Missouri are subject to flooding depending on the water levels of the Missouri and Mississippi Rivers. We also expect that our Black Hawk Casinos will experience similar business disruption during the winter months.

Outlook

While the economy has shown signs of improvement the last couple of years, recent changes in federal tax rates, California state tax rates, payroll taxes, and other uncertainty related to ongoing political deadlock on fiscal issues have affected our business. Many of our customers continue to face difficulties, and we expect that discretionary spending will remain at reduced levels over the near term. However, we believe that our strategy of offering value-oriented, convenient locations will support our business stabilization efforts. Although perceived value initially attracts a customer to our casino properties, actual value generates customer satisfaction and loyalty, which are critical to our success.

Should the economic recovery continue, we believe we are well-positioned to capitalize on high repeat patronage from our local and drive-in tourist gaming markets. Our business strategy focuses on attracting and fostering repeat business from our local gaming patrons. Local gaming patrons are typically sophisticated gaming customers who seek convenient locations, high

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payouts and a pleasant atmosphere. We believe our continued commitment to providing a value-oriented, quality casino entertainment experience for our customers will allow us to gain market share.

Matters Affecting Comparability of Results

Several significant factors or events have had a material impact on our results of operations for the periods discussed below and affect the comparability of our results of operations from period to period.

Debt and Interest Expense. On March 22, 2009, Predecessor filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. From March 22, 2009 through February 5, 2010, Predecessor operated the business and managed the properties as debtors-in-possession. During this period, Predecessor did not record or pay interest expense.

On December 31, 2010, we emerged as a new company with new debt totaling $350 million, incurring total interest expense during the year ended December 31, 2011 of $35.7 million, consisting of $28.4 million allocated to continuing operations and $7.3 million allocated to discontinued operations.

On May 9, 2012, our wholly-owned subsidiary, Affinity Gaming Finance Corp., and we completed the offering and sale of $200 million aggregate principal amount of 9% Senior Notes due in 2018. We issued the 2018 Notes in a private placement pursuant to an indenture, dated May 9, 2012, among Affinity Gaming Finance Corp.; the guarantors named therein; U.S. Bank, National Association as trustee; Deutsche Bank Trust Company Americas as paying agent, registrar, transfer agent and authenticating agent; and us. We used the net proceeds from the sale of the 2018 Notes, together with borrowings under the Senior Secured Credit Facility, to terminate and repay in full all outstanding indebtedness under the existing Senior Secured Loans, plus related fees and expense.

All of our current and future domestic subsidiaries that guarantee the Senior Secured Credit Facility also fully and unconditionally guarantee our payment obligations under the 2018 Notes on a senior unsecured basis. All of the guarantees are joint and several.

Assets held for sale and discontinued operations. In February 2012, we completed the sale of our slot route, two Pahrump, Nevada casinos and our Searchlight, Nevada casino. The assets are classified as held for sale as of December 31, 2011, and the results of the slot route and three casinos are presented as discontinued operations for all periods presented. In September, 2012, we entered into an Agreement to sell our Sands Regency Casino Hotel in Reno, Nevada, the Gold Ranch Casino & RV Resort in Verdi, Nevada, and the Dayton Depot Casino in Dayton, Nevada to Truckee Gaming. We have included the results of operations for the Reno, Verdi and Dayton casinos in discontinued operations, and we have reclassified their assets and liabilites as held for sale, for all periods presented.

Acquisition of assets—Black Hawk Casinos. On February 29, 2012, we acquired the land and buildings of three casinos in Black Hawk, Colorado which we leased to the previous owners until we obtained our Colorado gaming licenses on October 18, 2012. On November 1, 2012, we began operating the casinos in Black Hawk. Assets and liabilities acquired on February 29, 2012 and October 31, 2012 , respectively have been included in our consolidated financial statements based on the date acquired. We recorded rental income in our consolidated results of operations beginning March 1, 2012 pursuant to the terms of the lease agreement until such time as we obtained gaming approval and began operating the casinos on November 1, 2012.

St Jo, Missouri Flood. On June 27, 2011, we had to close our casino in St. Joseph, Missouri due to flooding of the Missouri River; we reopened it on September 29, 2011. Our insurance policies provided coverage for property damages and losses, subject to a deductible. Our insurance policies also provided coverage for interruption to our business, including lost profits, and reimbursement for other expense and cost we incurred related to the damages and losses suffered. Our consolidated results of operations for the year ended December 31, 2011 include a net $3 million gain related to insurance proceeds received from our carriers. The net gain is recorded in the line item Write-offs, reserves and recoveries. Although the net insurance recovery essentially replaces the lost EBITDA for the period we closed the casino, casino revenue and related expense is not comparable for the periods presented. See Note 12 in the Notes to Consolidated Financial Statements for further information regarding the flood.

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Change in Income Tax Status. Effective April 1, 2011, we elected to be treated as a corporation for purposes of federal income tax (the “Election”). Prior to the Election, we were treated as a partnership for federal and state income tax purposes. As a partnership, our taxable income and losses were attributed to our members and, accordingly, we reflected no provision or liability for income taxes in the accompanying consolidated financial statements for periods prior to the Election. The income tax provision for the year ended December 31, 2011 includes the establishment of deferred taxes due to the conversion from a pass-through status to corporate status.

Emergence from Chapter 11 Reorganization. On December 31, 2010, (i) we acquired substantially all of the assets of Predecessor in consideration for $350 million in aggregate principal amount of Senior Secured Loans and the issuance to Predecessor of all of our Common Units, (ii) the Senior Secured Loans and Common Units were distributed by Predecessor to the lenders under the HGI Credit Facility on a pro rata basis in accordance with the Bankruptcy Plan, (iii) all of Predecessor’s approximately $1.1 billion in outstanding long-term debt obligations consisting of borrowings under the HGI Credit Facility, $160 million of outstanding principal amount of 8.125% Notes and $170 million of outstanding principal amount of 7% Notes were terminated and (iv) 100% of the existing equity in Predecessor was cancelled.

On December 31, 2010, we adopted fresh-start accounting. As a result, the value of Predecessor’s assets, including intangible assets, and liabilities have been adjusted to their fair values with any excess of our enterprise value over our tangible and identifiable intangible assets and liabilities reported as goodwill on our consolidated balance sheet. We have presented the balance sheet of Predecessor for comparative purposes only. Because we conducted no business prior to December 31, 2010, we have presented the results of Predecessor for the years ended December 31, 2010 and 2009.

As a result of our adoption of fresh-start accounting on December 31, 2010, certain reorganization and fresh-start adjustments that are included in Predecessor’s operating results for the year ended December 31, 2010 make the results of Predecessor not comparable. In particular, the assets and liabilities of Predecessor have been adjusted to fair value and certain assets and liabilities not previously recognized in Predecessor’s financial statements have been recognized under fresh start reporting. Significant fresh-start items affecting net income for the year ended December 31, 2010 include the decrease in fair value of assets totaling $185.3 million and the reorganization of Predecessor debt in the amount of $633.7 million. In addition, Predecessor recorded reorganization and restructuring expense in connection with the Restructuring Transactions of $6.8 million and $29.8 million for the years ended December 31, 2010 and 2009, respectively.

Key Performance Indicators

We assess a variety of financial and operational performance indicators to manage our business, but the key performance indicators that we use include gross gaming revenue, promotional allowances and marketing expense, and controllable operating costs.

We measure the performance of each geographical region in which we operate based on Segment EBITDA, defined as earnings before interest expense, income taxes, depreciation and amortization, loss on impairment of assets and restructuring and reorganization costs.  Key volume indicators such as slot machine win per unit, table games win per unit, and promotional allowances as a percentage of gross gaming revenue are analyzed in connection with the casino operations.  The industry uses the term “average daily rate” (“ADR”) to define the average amount of revenue per occupied room per day, and the term “occupancy percentage” to define the total percentage of rooms occupied (i.e., the number of rooms occupied divided by the total number of rooms available). We use ADR and occupancy percentage to analyze the performance of our hotel operations. Fuel and retail operations include revenue from gas stations and convenience stores that we own and operate.  Management measures the performance of fuel operations based on gallons sold and profit margin per gallon.

When analyzing and discussing our results with the investment community, we use certain measures, such as earnings before interest expense, income tax, depreciation, amortization, loss on impairment of assets, and restructuring and reorganization costs ("EBITDA") and Adjusted EBITDA, which do not conform to generally accepted accounting principles in the United States (“GAAP”). You should not consider this information as an alternative to any measure of performance as promulgated under GAAP, such as net income and operating income. Our calculation of these measures may be different from the calculations used by other companies; therefore, comparability may be limited. We have included a reconciliation of these measures to the comparable GAAP measure, as well as our reasons for reporting these non-GAAP measures.

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RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 2012 AND YEAR ENDED DECEMBER 31, 2011

Overall Results

The number of customers that visit our casino properties, as well as the amounts they spend while visiting, drive our financial results.  Most of our casino properties focus on local customers with an emphasis on slot machine play.  Our casinos primarily rely on drive-in traffic from feeder markets to provide visitation.  Generally, we believe that economic uncertainty continues to impact the gaming industry and our operating results for the periods presented.  Continued high unemployment levels, weakness in the housing and consumer credit markets and reduced levels of discretionary consumer spending continue to impact our gaming operations.

Net revenue from continuing operations for the year ended December 31, 2012 increased $24.6 million, or 6.5%, when compared to the year ended December 31, 2011. Our property in St. Joseph, Missouri was closed for all but two days during the third quarter 2011 due to flooding. As a result, our 2011 revenue does not include revenue from St Jo for that quarter and isn’t directly comparable. During the fourth quarter of 2011, we collected business interruption insurance proceeds, which we consider a proxy for EBITDA lost during the closure period. We used the underlying revenue assumptions and the proceeds from the business interruption claim to calculate the variances discussed here.

Adjusted to account for the effect of the St Jo closure, net revenue for the year ended December 31, 2012 increased $12.4 million, or 3.2%. The addition of Colorado accounted for $12.7 million of the net revenue improvement. We recorded rental income from the Black Hawk Casinos during the lease period which began on March 1, 2012 and ended on October 31, 2012 after we obtained our gaming license; we began operating the properties on November 1, 2012. Excluding the increase in net revenue attributable to Colorado, net revenue at our legacy properties declined $0.3 million or 0.1%, which is attributable to the outsourcing of fuel operations in Iowa.

Adjusted EBITDA from continuing operations increased $9 million or 14.6%. Excluding the increase in EBITDA attributable to Colorado, Adjusted EBITDA at our legacy properties increased by $1.3 million, or 2.1%. Despite continued economic weakness, we were able to improve Adjusted EBITDA overall with continued efficiency programs to manage both marketing and operating expenses.

Reportable Segment Results

We review results of operations based upon reportable segments.  Segment EBITDA represents each geographical region’s earnings before interest expense, income taxes, depreciation and amortization, loss on impairment of assets, and restructuring and reorganization costs.

As discussed in Note 17 in Notes to the Consolidated Financial Statements, in 2010 and 2011, we had presented the following reportable segments: Northern Nevada, Southern Nevada and Midwest. As discussed in Note 3 in Notes to the Consolidated Financial Statements, we completed the acquisition of the Black Hawk Casinos during 2012, which we present as the new Colorado reportable segment. As a result of the sale of most of our Northern Nevada properties, we evaluated the remaining Northern Nevada property with the Southern Nevada properties for possible aggregation as one segment. During our evaluation, we determined that the remaining Northern Nevada property did not meet any of the thresholds for separate disclosure as an operating segment, and we do not project that it will meet any of the thresholds in the foreseeable future. As a result, we aggregate the remaining Northern Nevada property with our other Nevada properties as they have similar economic characteristics and meet the segment reporting aggregation criteria. The amounts reported for 2011 and 2010 in the following table have been retrospectively adjusted from the amounts previously reported to give effect to this change in the composition of reportable segments.

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The following table presents financial information by reportable segment (in thousands):

	Successor		Predecessor
	Year Ended December 31,			Percent Change
	2012	2011	2010	Current Year	Prior Year
Gross revenue
Nevada	$301,971	$296,903	$289,296	2%	3%
Midwest[1]	140,035	130,709	140,045	7%	(7)%
Colorado	14,355	—	—	—%	—%
Gross revenue from segments	456,361	427,612	429,341	7%	—%
Other	—	—	174	—%	(100)%
Total gross revenue	$456,361	$427,612	$429,515	7%	—%
Segment EBITDA
Nevada	$32,784	$31,812	$33,086	3%	(4)%
Midwest	40,898	40,463	39,300	1%	3%
Colorado	7,718	—	—	—%	—%
Segment EBITDA Total	81,400	72,275	72,386	13%	—%
Corporate expense	(12,726)	(12,201)	(11,936)	4%	2%
Corporate other income	—	—	174	—%	(100)%
Share-based compensation	2,075	1,680	—	24%	—%
Total Adjusted EBITDA	$70,749	$61,754	$60,624	15%	2%

1.
We revised the gross revenue amounts for the years ended December 31, 2011 and 2010 to correct errors totaling $5.4 million and $5.8 million, respectively. After the correction, gross revenue for 2011 and 2010 is consistent with the 2012 presentation. See Note 19 in the Notes to Consolidated Financial Statements for further information.

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The following table reconciles Adjusted EBITDA to income from continuing operations before income tax (in thousands):

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Total Adjusted EBITDA	$70,749	$61,754	$60,624
Depreciation and amortization	(23,266)	(21,169)	(32,294)
Share-based compensation	(2,075)	(1,680)	—
Corporate write-downs, reserves and recoveries	707	3,129	—
Pre-opening expense	(421)	—	—
Operating income from continuing operations	45,694	42,034	28,330
Other income (expense)
Interest expense, net	(29,731)	(28,364)	55
Reorganization costs	—	—	(6,797)
Fresh-start adjustments	—	—	(160,316)
Reorganization of debt	—	—	633,659
Impairment charges	—	—	(75,746)
Loss on extinguishment (or modification) of debt	(8,842)	—	—
Other costs	—	(1,576)	—
Total other income (expense), net	(38,573)	(29,940)	390,855
Income (loss) from continuing operations before income tax	$7,121	$12,094	$419,185

Nevada. Nevada casino operations include Rail City, Terrible’s Las Vegas, the Henderson Casino and our three Primm casinos. In addition to casino, lodging and food and beverage operations, our results from Primm include the operation of three gas station/convenience stores and a lottery outlet.  During the second quarter 2011, we terminated the lease under which we operated the two 18-hole Tom Fazio designed golf courses at Primm. The landowner now leases the golf courses, club house and restaurant to an independent third party. Nevada revenue for the years ended December 31, 2011 and 2010 include revenue attributable to the golf courses while we operated them. Nevada operations accounted for 66%, 69% and 67% of our gross revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Gross revenue increased $5.1 million, or 1.7%. Growth in both ADR and occupancy at our Primm Casinos drove an increase in lodging revenue of $3.6 million, or 15.5%.  We have implemented effective yield-management programs to improve top-line revenue and continue to market the newly renovated Primm Valley resort. In addition to the improvements in lodging revenue, we saw fuel and retail revenue increase $1.6 million, or 2.2%, mainly due to increases in the retail price of gasoline.  Food and beverage revenue increased $2.4 million, or 7.6%, driven primarily by operation of the Primm Valley buffet. Casino revenue increased $1 million, or 0.7%, as we continue to refine our marketing and customer reinvestment programs in a highly competitive promotional market. Other revenue declined $3.6 million, or 21.2%, as a result of the transition of golf operations at Primm to a third-party operator, which occurred in September 2011.

Nevada Segment EBITDA increased $1 million, or 3.1%. Lodging EBITDA increased $3.4 million, or 50.6%, attributable to increased occupancy and ADR. Fuel and retail EBITDA increased $1.3 million, or 14.8%, attributable to the increase in the retail price of fuel.  The EBITDA from casino operations decreased $2.2 million, or 3.7%, which is attributable to the highly-competitive promotional market in Nevada.  Competition for local customers, seen through marketing and promotional offers, has been intense. Food and beverage EBITDA decreased $0.8 million, or 68%, directly related to the operation of the buffet at

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Primm Valley.  Other EBITDA decreased $0.6 million, or 12.5%, attributable to the transition of golf operations to a third-party operator.  General and administrative expense was comparable to prior year, and we have maintained general and administrative expense reduction plans, including payroll efficiencies and related benefit expense reductions resulting from consolidation of positions and natural attrition that we implemented throughout the Nevada region.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Gross revenue increased $7.6 million, or 2.6%, primarily driven by Primm, where revenue increased $9.6 million, or 4.8%, during the year ended December 31, 2011. Fuel and retail revenue at Primm increased $11.1 million, or 20.6%, during the year ended December 31, 2011. The significant increases in fuel and retail revenue were driven by increases in both volume and retail price of regular and diesel fuel. Increases in fuel and retail revenue at Primm were offset by reductions in casino revenue, as our feeder markets continued to see record high unemployment and foreclosure rates affecting the discretionary spend of our customer base. Primm’s increase in total revenue was offset by results at Terrible’s Las Vegas and the Henderson Casino, where combined revenue declined $2.7 million, or 4.8%, during the twelve months ended December 31, 2011. The revenue decline at both casinos was primarily attributable to a decline in casino slot revenue, which has been adversely affected by an intense promotional environment and cautious consumer spending, resulting in a noticeable decline in the amount spent per visitor. Gross revenue at Rail City increased $0.7 million, or 2%, primarily as a result of targeted marketing campaigns.

Nevada Segment EBITDA decreased $1.3 million, or 3.9%. The EBITDA from casino operations decreased $5.5 million, or 8.6% , primarily attributable to declines in slot revenue and increased promotional allowances driven by intense competition in the Las Vegas locals market. Food and beverage EBITDA decreased by $0.6 million, or 34.9%, as a result of the operation of the buffet at Primm Valley, which we took over from a third-party operator. The decreases in EBITDA from casino and food and beverage operations were offset by a decrease of $2 million, 4.0%, in general and administrative expenses from continued cost savings initiatives, as well as increases of $1.4 million, or 26.3%, in lodging EBITDA attributable to improvement in ADR and $1.3 million, or 34.7%, in EBITDA from other operations. Fuel and retail operations resulted in EBITDA consistent with the prior year.

Midwest. Midwest operations include the St Jo Frontier Casino in Missouri, the Mark Twain Casino in Missouri and the Lakeside Casino Resort in Iowa. Midwest casino operations accounted for 31%, 31% and 33% of our gross revenue for the years ended December 31, 2012, 2011 and 2010, respectively. Our property in St. Joseph, Missouri was closed during the third quarter 2011 due to flooding. Although we received proceeds from our business interruption insurance during the fourth quarter of 2011 which approximated the lost EBITDA, revenue for each period is not comparable.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Gross revenue for our Midwest casinos increased $9.3 million, or 7.1%. Adjusted to account for the estimated effect of the St Jo closure, Midwest revenue declined approximately $2.7 million, or 1.9%. Casino revenue, adjusted for comparability, increased $1.8 million, or 1.4%. We continue to see steady casino revenue improvements despite the challenging economic conditions.  Lodging revenue improved by $0.4 million, or 21.2%, due to the addition of new rooms at Lakeside. Food and beverage revenue increased $1 million, or 10.8%, as we refined food discount offers. Fuel and retail revenue declined $2.8 million, or 72.2%, directly attributable to the outsourcing of our gas station and convenience store at Lakeside Iowa.  Other revenue in the Midwest declined $0.5 million, or 27.1%, mainly due to changes in the entertainment offerings at Lakeside Iowa.

Midwest Segment EBITDA increased $0.4 million, or 1.1%. Overall, EBITDA from fuel operations remaining consistent with the prior year, despite the fact we leased the Lakeside Iowa gas station facility to Pilot Travel Centers. Contributions to EBITDA from other operating areas remained consistent with the prior year.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Gross revenue for our Midwest casinos decreased $9.3 million, or 6.7%, during the twelve months ended December 31, 2011. The decrease in gross revenue is entirely attributable to the temporary closure of St Jo and the financial statement presentation of proceeds from our insurance carriers for lost profit during the closure period. Normalized to account for the period that property was closed, gross revenue for the Midwest would have been approximately $144.8 million for the year ended December 31, 2011, an increase of $2.9 million, or 2.1%. During 2011, gross revenue at St Jo, excluding the period the

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property was closed due to the flood, increased $1 million, or 2.4%, gross revenue at Mark Twain increased $0.4 million, or 1%, and gross revenue at Lakeside increased $0.2 million, or 0.3%.

Segment EBITDA at the Midwest casinos increased $1.2 million, or 3%. Our insurance policies provided coverage for interruption to our business, which approximates the EBITDA lost during the closure period. Segment EBITDA at Mark Twain increased $0.4 million, while Segment EBITDA at Lakeside decreased $0.3 million during the year ended December 31, 2011, consistent with revenue fluctuations at each property. St Jo EBITDA, including business interruption proceeds, increased $1.2 million, or 1.3%, primarily in the fourth quarter due to pent up demand caused by the closure. Management continues to closely monitor promotional and marketing spend per visitor in response to increased competition and an intense promotional market at each of the Midwest properties.

Colorado. On February 29, 2012, we acquired the land and buildings of the Black Hawk Casinos and simultaneously leased the casinos back to Golden Gaming until we obtained gaming licenses in Colorado.  We were licensed by the Colorado Gaming Commission on October 18, 2012, and we began operating the Black Hawk Casinos on November 1, 2012. Segment EBITDA of $7.7 million reflects rental income from March 1, 2012 through October 31, 2012, and operations from November 1, 2012 through December 31, 2012.

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Revenue and Expense by Category

The following table presents detail of our consolidated continuing operations gross revenue and expense by category (in thousands):

	Successor		Predecessor
	Year Ended December 31,			Percent Change
	2012	2011	2010	Current Year	Prior Year
Total revenue
Gaming	$285,169	265,810	276,837	7%	(4)%
Food and beverage	45,784	41,710	43,733	10%	(5)%
Lodging	29,227	25,222	23,588	16%	7%
Fuel and retail	74,971	76,241	65,830	(2)%	16%
Other	21,210	18,629	19,527	14%	(5)%
Total revenue	456,361	427,612	429,515	7%	—%
Promotional allowances	(53,185)	(49,025)	(49,123)	8%	—%
Net revenue	$403,176	$378,587	$380,392	6%	—%

Departmental cost and expense
Gaming	$110,267	$101,399	$103,697	9%	(2)%
Food and beverage	46,395	41,806	43,278	11%	(3)%
Lodging	18,006	17,518	17,199	3%	2%
Fuel and retail	64,707	67,291	56,952	(4)%	18%
Other	9,649	12,546	14,188	(23)%	(12)%
General and administrative	72,830	69,011	72,518	6%	(5)%
Corporate	12,726	12,201	11,936	4%	2%
Write downs, reserves and recoveries	(785)	(6,388)	—	(88)%	—%
Departmental cost and expense	$333,795	$315,384	$319,768	6%	(1)%

Departmental EBITDA Margins
Gaming	61%	62%	63%
Food and beverage	(1)%	—%	1%
Lodging	38%	31%	27%
Fuel and retail	14%	12%	13%
Other	55%	33%	27%

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The following table presents revenue and expense by category as a percentage of total gross revenue:

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Total revenue
Gaming	62%	62%	64%
Food and beverage	10%	10%	10%
Lodging	6%	6%	5%
Fuel and retail	16%	18%	15%
Other	5%	4%	5%
Total revenue	100%	100%	100%
Promotional allowances	(12)%	(11)%	(11)%
Net revenue	88%	89%	89%
Departmental cost and expense
Gaming	24%	24%	24%
Food and beverage	10%	10%	10%
Lodging	4%	4%	4%
Fuel and retail	14%	16%	13%
Other	2%	3%	3%
General and administrative	16%	16%	17%
Corporate	3%	3%	3%
Write downs, reserves and recoveries	—%	(1)%	—%
Departmental cost and expense	73%	74%	74%

Gross Revenue. Generally, the industry defines gaming revenue as gaming wins less gaming losses.  We derive the majority of our gaming revenue from slot machines. In addition to gaming revenue, we also earn revenue from lodging we provide to customers; from food and beverage sales in the restaurants, bars, room service and entertainment outlets we own and operate at our casino properties; from sales of fuel and retail items at certain of our casino properties; and from miscellaneous sources such as consulting agreements, leasing agreements and entertainment services, lottery outlets and ATMs at our casino properties.

We recognize food and beverage revenue at the time we provide the products to the guest, and we recognize lodging revenue at the time we provide the room to the guest.

Promotional allowances consist primarily of food, beverage, lodging and entertainment furnished gratuitously to customers. We include the retail value of items or services furnished gratuitously to customers in the respective revenue classifications, then we deduct the total amount of promotional allowances from total revenue.

Our fuel operations include three gas stations located at the Primm Casinos.  During the fourth quarter of 2011, we entered into a ground lease agreement with Pilot Travel Centers, LLC, whereby Pilot constructed and began operating, at our Lakeside Iowa property located directly off Interstate 35, one of its largest fuel and retail facilities, which replaced the fuel and retail store that we previously operated at that location. Though fuel and retail revenue declined as a result of leasing the fuel operations at Lakeside Iowa, we maintained our overall EBITDA contribution from fuel and retail operations by replacing the revenue and related expense with rental income.

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Cost and Expense. We aggregate our direct costs and expense, including selling, general and administrative expense for each of our operations, and include them in the expense of our reportable segments, as discussed in “Reportable Segment Results.”

Corporate expense represents unallocated payroll, professional fees and other expense which we cannot directly attribute to our reportable segments. We present corporate expenses net of management fees collected from our management contract with the operator of the Rampart Casino at the JW Marriott Resort in Las Vegas for which we collected $1.8 million and $0.6 million in management fees for the years ended December 31, 2012 and 2011, respectively. Overall, corporate expenses for the year ended December 31, 2012 increased $0.5 million, or 4.3%, when compared to the year ended December 31, 2011, as a result of an increase in share-based compensation and professional fees, offset by the increase in management fees. Corporate expenses for the year ended December 31, 2011 increased $0.3 million, or 2.2%, when compared to the year ended December 31, 2010 due to the change in structure for the newly-organized company.

Write-downs, reserves and recoveries of $0.8 million for the year ended December 31, 2012 primarily consists of insurance recoveries that we collected for litigation claims settled during 2011. During the year ended December 2011, write-downs, reserves and recoveries of $6.4 million included $3.3 million in proceeds from insurance in connection with the flooding of our St Jo property in Missouri, a $1.5 million reduction in reserved claims against our Predecessor which we settled in 2011, and $1.6 million in insurance proceeds collected in settlement of a claim against our insurance carrier for self-funded health benefits. Each of these is discussed in further detail in Note 12 of the accompanying financial statements.

Depreciation and amortization expense for the year ended December 31, 2012 increased $2.1 million, or 9.9% compared to the year ended December 31, 2011, primarily due to capital improvements and the acquisition of assets during the year ended December 31, 2012. Depreciation and amortization expense for the year ended December 31, 2011 decreased $11.1 million, or 34% when compared to the year ended December 31, 2010, due to the fresh-start accounting adjustments to record the assets at fair value.

Net interest expense for the year ended December 31, 2012 decreased $1.4 million, or 5%, when compared to the year ended December 31, 2011, because we obtained significantly lower interest rates when we refinanced our debt in May 2012. We did not record or pay interest expense while in bankruptcy, which accounts for the entire variance when comparing the year ended December 31, 2011 to the year ended December 31, 2010.

For the year ended December 31, 2012, the income tax provision attributable to continuing operations was $2.5 million, while the income tax benefit attributable to discontinued operations was $3.3 million. The effective tax rate used in calculating the provision related to income from continuing operations was 34.9%.  Federal and state income taxes payable are estimated to be $0.5 million as of December 31, 2012. For the year ended December 31, 2011, the income tax provision attributable to continuing operations was $4.2 million, while the income tax benefit attributable to discontinued operations was $0.5 million. As discussed further in Note 10 of the accompanying consolidated financial statements, we elected to be treated as a corporation for federal income tax purposes effective April 1, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We rely on cash flows from operations as our primary source of liquidity.  On the Emergence Date, we entered into a credit agreement with Wilmington Trust Company, as administrative agent, and the lender parties from time to time thereto for $350 million in aggregate principal amount of senior secured loans (“Senior Secured Loans”).  On May 9, 2012, we repaid all of the $342.1 million debt outstanding under the Senior Secured Loans we incurred to acquire substantially all of the assets of Predecessor, incurring a prepayment penalty of 2% on the principal balance in the process.  We obtained the funds used to prepay the debt by (i) issuing $200 million of 9.00% Senior Unsecured Notes due 2018 ("2018 Notes"), (ii) using a $200 million Senior Secured Credit Facility due 2018 ("Term Loan Facility") which, when aggregated with the 2018 Notes, provided us with an additional $38.6 million of cash after we repaid our former indebtedness, and (iii) the establishment of our $35 million Super Priority Revolving Credit Facility due 2017 ("Revolving Credit Facility"), which remained undrawn at close.  The New Credit Facilities permit us to incur limited indebtedness for trade payables and capital leases in the ordinary course of business and provides an accordion feature, whereby we may borrow an additional $80 million of debt subject to certain terms and conditions including compliance with a maximum leverage ratio (as defined in the New Credit Facilities).  We cannot

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assure you that, if required, we will be able to obtain the necessary approval for additional borrowing under our New Credit Facilities.

Both the Term Loan Facility and the Revolving Credit Facility bear interest at an uncommitted floating rate of LIBOR plus 4.25% and are subject to a LIBOR floor of 1.25%. The Revolving Credit Facility carries commitment fees equal to an annualized rate of 0.50% on undrawn amounts when the net leverage ratio is greater than 3.50 to 1.00 and equal to an annualized rate of 0.375% on undrawn amounts when the net leverage ratio is less than or equal to 3.50 to 1.00.  We incurred approximately $13.4 million in fees (including Original Issue Discount), associated with the new debt. Total unamortized loan fees as of December 31, 2012 were $9.4 million, inclusive of fees and pre-payment penalties attributable to lenders that participated in both the original and refinanced debt.  We are amortizing capitalized loan fees over the life of the new debt agreements. During the year ended December 31, 2012, we recorded an $8.8 million loss on modification or early retirement of debt. As of December 31, 2012, we had complied with all debt covenants.

As more fully described in Note 9 in the Notes to Consolidated Financial Statements, the Term Loan Facility and the Revolving Credit Facility require us to make a mandatory repayment of amounts outstanding under those agreements under certain circumstances. The agreements also require that we deposit proceeds from the sale of non-core assets into an account subject to an account control agreement. Net of the purchase price adjustments and cash delivered to Truckee Gaming, we received gross proceeds from the Truckee Disposition of $17.5 million which we deposited into an account subject to a control agreement to be withdrawn by us, as permitted under the Credit Agreement.

On May 9, 2012, we and our wholly-owned subsidiary, Affinity Gaming Finance Corp. (together with us, the “Issuers”), issued the 2018 Notes in a private placement pursuant to an indenture, dated May 9, 2012, among the Issuers, the guarantors named therein, U.S. Bank, National Association as trustee, and Deutsche Bank Trust Company Americas as paying agent, registrar, transfer agent and authenticating agent.

The Term Loan Facility, the Revolving Credit Facility and the 2018 Notes contain various covenants that limit our ability to take certain actions including, among other things, our ability to:

•	incur additional debt;

•	issue preferred stock;

•	pay dividends or make other restricted payments;

•	make investments;

•	create liens;

•	allow restrictions on the ability of restricted subsidiaries to pay dividends or make other payments;

•	sell assets; merge or consolidate with other entities; and

•	enter into transactions with affiliates.

                Our primary cash needs for the next twelve months of operation include interest payments on our debt, capital expenditures for the refurbishment of some of our properties and the acquisition of slot machines and other of equipment required to maintain our facilities.  Required principal prepayment on our debt is based on excess cash flow (as defined in the Term Loan Facility) calculated at the end of each calendar year.  The most significant components of our working capital are current accounts receivable, accounts payable and other current liabilities.  Our liquidity position benefits from the fact that we generally collect cash from transactions with customers the same day or, in the case of credit or debit card transactions, within a few days of the related transaction.

A variety of factors, many of which are outside of our control, affect our cash flow; those factors include regulatory issues, competition, financial markets and other general business conditions.  We believe that we will have sufficient liquidity through available cash which, as of December 31, 2012, was $126.9 million, the $35 million Revolving Credit Facility, trade credit and cash flow to fund our cash requirements and maintenance capital expenditures for at least the next twelve months.  However, we cannot assure you that we will generate sufficient income and cash flow to meet all of our liquidity requirements.

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Cash Flows from Operating Activities

Operating activities provided $62.4 million during the twelve months ended December 31, 2012 compared to $20.5 million for the twelve months ended December 31, 2011. The $41.8 million increase consists primarily of the $23.9 million in excess cash we retained as a result of the sale of the slot route, an increase in net income, and positive changes in other working capital items.

Operating activities provided $20.5 million during the year ended December 31, 2011 compared to $50.1 million for the year ended December 31, 2010. Operating cash flows decreased $29.6 million primarily because we began making interest payments under the credit facility during the year ended December 31, 2011 upon emergence from bankruptcy, while the Predecessor was not making interest payments on debt during the year ended December 31, 2010.

Cash Flows from Investing Activities

Investing activities used $19 million during the twelve months ended December 31, 2012 compared to $31.2 million for the twelve months ended December 31, 2011.  Net cash used in investing activities is primarily comprised of capital expenditures totaling approximately $26.4 million and $4.3 million in cash paid for the acquisition of the Black Hawk Casinos, offset by proceeds of $3 million from our insurance carriers related to property damage from the St Jo flood and a reduction in restricted cash of $8.6 million. Capital expenditures during 2012 included $7.8 million for the construction of the new hotel at our Lakeside Iowa property, $3.2 million for the new travel center at Primm (including environmental remediation costs incurred), and $6.6 million for slot machine purchases at our properties. The restricted cash reduction primarily related to settled litigation claims. The reduction also includes a refund of a $1.5 million escrow deposit returned upon close of the Golden transactions.

Net cash used in investing activities was $31.2 million during the year ended December 31, 2011 compared to $28.2 million for the year ended December 31, 2010. Net cash used in investing activities is primarily comprised of capital expenditures totaling approximately $30.7 million for the year ended December 31, 2011. Our primary capital expenditures during the year ended December 31, 2011 included $2.5 million related to the new hotel in Iowa, slot machine purchases of $9.8 million, property-level maintenance costs of $14.3 million, and $7 million of project costs primarily associated with the construction of a new truck stop and completion of room remodels at Primm, Nevada.

Cash Flows from Financing Activities

Financing activities provided $37.5 million during the twelve months ended December 31, 2012, compared to using $3.2 million during the twelve months ended December 31, 2011.  Net cash provided by financing activities for the year ended December 31, 2012 consists of the excess cash from the refinance of our debt. Net cash used in financing activities in 2011 consisted of loan origination fees.

Financing activities used $3.2 million during the year ended December 31, 2011 compared to $38.3 million during the year ended December 31, 2010. Cash flows from financing activities during the year ended December 31, 2011 were primarily comprised of loan origination fees of $1.6 million and repayment of long-term debt with proceeds from insurance settlement of $1.6 million. Cash flows from financing activities for the year ended December 31, 2010 were primarily attributable to cash collateral adequate protection payments of $38.3 million paid in 2010 during the pendency of the Chapter 11 Cases. From February 5, 2010 through December 31, 2010, we were subject to the Cash Collateral Order of the Bankruptcy Court that called for periodic sweeps of cash in excess of $100 million (as defined in the Bankruptcy Order) to be paid to the lenders under the HGI Credit Facility.

Off-Balance Sheet Arrangements

We currently have no material off-balance sheet arrangements.

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Critical Accounting Policies

Management’s discussion and analysis of our results of operations and liquidity and capital resources is based on our financial statements. We prepare our financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies require that we apply significant judgment in determining the estimates and assumptions for calculating estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We use, in part, our historical experience, terms of existing contracts, observance of trends in the gaming industry and information obtained from independent valuation experts or other outside sources to make our judgments. We cannot assure you that our actual results will conform to our estimates. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows.

Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates incorporated into our consolidated financial statements include: fair value determination in conjunction with fresh-start accounting, reorganization valuation, the estimated useful lives for depreciable and amortizable assets, and the estimated cash flows in assessing the recoverability of long-lived assets as well as estimated fair values of certain assets related to write downs and impairments, contingencies and litigation, and claims and assessments. Actual results could differ from those estimates.

Long-Lived Assets

When events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, we evaluate long-lived assets for potential impairment, basing our testing method upon our whether the assets are held for sale or held for use. For assets classified as held for sale, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets held and used, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, we recognize an impairment loss for the difference between the carrying value of the asset and its fair value.

We must make several estimates, assumptions and decisions when testing long-lived assets for impairment. First, management must determine the usage of the asset. Because we must test assets at the lowest level for which identifiable cash flows exist, some assets must be grouped, and management has some discretion when choosing how to group assets. Also, we must estimate future cash flows which, by their nature, are subjective and could lead to actual results that differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. Potential factors which could trigger an impairment include poor performance compared to historical or projected operating results, negative industry or economic factors, or significant changes to our operating environment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using a weighted-average cost of capital which we develop using a standard capital asset pricing model based on an industry peer group.

In relation to the Truckee Disposition, we recorded a $13.6 million impairment to fixed assets during the year ended December 31, 2012. See Note 3 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for further discussion of the impairment charge related to our fixed assets. Our testing revealed no impairments during 2011 or 2010.

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Goodwill and Intangible Assets

We evaluate our goodwill and indefinite-lived intangible assets, which are not subject to amortization, during the fourth quarter of each year and between annual test dates in certain circumstances. Indefinite-lived intangible assets consist primarily of license rights, which we test for impairment using a discounted cash flow approach, and trademarks, which we test for impairment using the relief-from-royalty method. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. We test goodwill for relevant reporting units for impairment using a discounted cash flow analysis based on our budgeted future results discounted using a weighted average cost of capital, developed using a standard capital asset pricing model based on guideline companies in our industry, and market indicators of terminal year capitalization rates.

In relation to the Truckee Disposition, we recorded a $0.9 million goodwill impairment. During our regular annual testing in 2012 and 2011 (excluding the testing related to the Truckee Disposition), the estimated fair values of our reporting units with associated goodwill substantially exceeded their carrying values for all our reporting units, so we did not record further impairment charges. See Note 3 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for further discussion of the impairment charge related to our goodwill.

There are several estimates inherent in evaluating these assets for impairment. In particular, we must estimate future cash flows which, by their nature, are subjective and could lead to actual results that differ materially from our estimates. In addition, the determination of capitalization rates and the discount rates used in the impairment tests are highly judgmental and dependent in large part upon expectations of future market conditions.

Accounting for Share-Based Compensation

For share-based compensation we award to employees, we recognize compensation expense over the vesting period during which the employee provides services in exchange for the award, using the grant-date fair value of the award to measure the expense. We estimate the grant-date fair value using the Black-Scholes-Merton option pricing model, which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the share-based award. We include an estimate of the number of awards that will be forfeited, and we update that number based on actual forfeitures.

Contractual Obligations

The following table presents our contractual obligations as of December 31, 2012 (in thousands):

	Payments Due In:
	Less Than One Year	One to Three Years	Three to Five Years	After Five Years	Total
Long-term debt	$7,281	$4,000	$187,219	$200,000	$398,500
Interest payments on long-term debt	28,583	56,837	54,968	9,750	150,138
Operating leases	7,996	15,200	14,728	175,197	213,121
Purchase obligations	9,798	8,488	3,433	146	21,865
Total contractual obligations	$53,658	$84,525	$260,348	$385,093	$783,624

Recently Issued Accounting Pronouncements

Please refer to Note 2 in the Notes to Consolidated Financial Statements included elsewhere in this prospectus for a discussion regarding recently issued accounting pronouncements that may affect us.

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QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk, primarily related to interest rate exposure of our debt obligations that bear interest based on floating rates. None of our cash or cash equivalents as of December 31, 2012 are subject to market risk based on changes in interest rates. We are exposed to market risk due to floating or variable interest rates on our indebtedness under the Term Loan Facility.  Both the Term Loan Facility and the Revolving Credit Facility bear interest at an uncommitted floating rate of LIBOR plus 4.25%, subject to a LIBOR floor of 1.25%.  At December 31, 2012, the principal amount of the related borrowings under the Term Loan Facility was $198.5 million. A hypothetical 1.0% increase in LIBOR (or base rate) above the current floor would result in an approximately $2.0 million annual increase in interest expense.

The carrying values of our cash, trade receivables, and trade payables approximate their fair value primarily because of the short maturities of these instruments. We estimate the fair value of our long-term debt based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. Based on the borrowing rates currently available to us for debt with similar terms and average maturities, we estimated the fair value of current debt outstanding at approximately $408.6 million as of December 31, 2012.

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DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain provisions of the instruments evidencing our material indebtedness. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

NEW CREDIT FACILITIES

Concurrently with the issuance of the Old Notes, Affinity Gaming (formerly Affinity Gaming, LLC), as borrower, entered into a new credit agreement (the “New Credit Agreement”) with Deutsche Bank Trust Company Americas, as administrative agent and as collateral agent, the other agents party thereto and the lenders party thereto from time to time. The following is a summary description of certain terms of the New Credit Facilities.

The New Credit Facilities consist of (a) a term loan facility of $200 million, the entirety of which was drawn on the closing date of the New Credit Facilities (the “Term Loan Facility”), and (b) a revolving credit facility providing for up to $35 million of revolving extensions of credit outstanding at any time (including revolving loans, swingline loans and letters of credit) (the “Revolving Credit Facility”). Our New Credit Facilities provide for an aggregate of available revolving borrowing capacity of up to $35.0 million and for an aggregate of additional “incremental” term loans and/or revolving loans of up to $80.0 million (although no more than $15.0 million of such incremental facilities may consist of increases to the revolving loans). The Revolving Credit Facility is available on a revolving basis to finance the working capital needs and general corporate purposes of the Company and its subsidiaries.

MATURITY; PREPAYMENTS

The Term Loan Facility has a five and a half year maturity. Quarterly repayments of principal in an amount equal to $500,000, due on the last business day of each fiscal quarter, commenced on June 30, 2012. The Revolving Credit Facility will have a five-year maturity.

Subject to certain exceptions, the Term Loan Facility is subject to mandatory prepayments in amounts equal to:

•
100% of the net cash proceeds from asset sales (including sales of equity interests of any subsidiary of Affinity Gaming) by Affinity Gaming and its subsidiaries in excess of a certain amount, but subject to customary reinvestment provisions and certain other exceptions;

•	100% of the net cash proceeds from issuances or incurrences of debt (other than debt permitted to be incurred under the terms of the New Credit Facilities) by Affinity Gaming and its subsidiaries;

•
50% (with stepdowns based upon the achievement of specified financial covenants) of annual excess cash flow of Affinity Gaming and its subsidiaries, and with such required prepayment amount to be reduced dollar-for-dollar by the amount of voluntary prepayments of the Term Loan Facility made with internally generated funds (including under the Revolving Credit Facility to the extent commitments thereunder are permanently reduced by the amount of such prepayments); and

•
100% of the net cash proceeds in excess of a certain amount from insurance recovery (other than business interruption insurance) and condemnation events of Affinity Gaming and its subsidiaries, subject to certain reinvestment provisions.

Any term loan lender may elect not to accept its pro rata portion of certain mandatory prepayments. Any prepayment amount declined by a term loan lender may be retained by Affinity Gaming; provided that such retained amount shall not be used by Affinity Gaming or its subsidiaries to pay dividends or make distributions in respect of equity interests of Affinity Gaming or its subsidiaries.

Voluntary prepayments of the Term Loan Facility and commitment reductions will be permitted in minimum amounts of $500,000 or such lesser amount as is reasonably acceptable to the administrative agent.

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SECURITY; GUARANTEES

The obligations of Affinity Gaming under the New Credit Facilities are guaranteed by each direct and indirect, existing and future, wholly-owned domestic subsidiary of Affinity Gaming.

The New Credit Facilities and any interest rate protection and other hedging arrangements provided by any lender party to the New Credit Facilities or any affiliate of such a lender are secured on a first priority basis by a perfected security interest in substantially all of Affinity Gaming’s and each guarantor’s tangible and intangible assets (subject to certain exceptions), including U.S. registered intellectual property, owned real estate property with a fair market value of $500,000 or more, and all of the capital stock of Affinity Gaming and each of its direct and indirect subsidiaries (limited, in the case of foreign subsidiaries, to 65% of the voting securities of first tier foreign subsidiaries). As of December 31, 2012, we have no foreign subsidiaries.

INTEREST

At Affinity Gaming’s election, the interest rate per annum applicable to the loans under the New Credit Facilities are based on a fluctuating rate of interest, plus an applicable margin, determined by reference to either a base rate or a LIBOR rate.

Loans under both the Term Loan Facility and the Revolving Credit Facility are subject to the following interest rates:

•
for loans which are Eurodollar loans, for any interest period, at a rate per annum equal to (i) the higher of (A) (1) the LIBOR rate determined by the Administrative Agent, divided by (2) a percentage equal to 100% minus the then stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of Eurocurrency funding or liabilities as defined in Regulation D (or any successor category of liabilities under Regulation D), and (B) with respect to term loans made on the Closing Date only, 1.25%, plus (ii) an applicable margin of 4.25%; and

•
for loans which are base rate loans, (i) the highest of (A) the Administrative Agent’s prime lending rate at such time, (B) 1/2 of 1% in excess of the overnight federal funds rate at such time, and (C) the Eurodollar Rate for a Eurodollar Loan with a one-month interest period commencing on such day plus 1.00%., plus (ii) an applicable margin of 3.25%.

FEES

We are required to pay certain recurring fees with respect to the New Credit Facilities, including (i) fees on the unused commitments of the lenders under the Revolving Credit Facility, (ii) letter of credit fees on the aggregate face amounts of outstanding letters of credit plus a fronting fee to the relevant issuing bank and (iii) administration fees.

COVENANTS

The New Credit Facilities contain a number of customary affirmative and negative covenants that, among other things, limit or restrict the ability of Affinity Gaming and the subsidiaries to:

•	incur additional indebtedness (including guarantee obligations);

•	incur liens;

•	engage in mergers or other fundamental changes;

•	sell certain property or assets;

•	pay dividends or other distributions;

•	make acquisitions, investments, loans and advances;

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•	prepay certain indebtedness, including the Notes offered hereby;

•	change the nature of business;

•	engage in certain transactions with affiliates; and

•	incur restrictions on the ability of Affinity Gaming’s subsidiaries to make distributions, advances and asset transfers.

In addition, the New Credit Facilities require us to maintain a Total Net Leverage Ratio, as defined, of not greater than 6.75 to 1.00, and an Interest Expense Coverage Ratio, as defined, of not less than 1.80 to 1.00. As of December 31, 2012, we were in compliance with all financial covenants related to our debt agreements; the Leverage Ratio on that date was 4.85 to 1.00 and the Interest Coverage Ratio was 2.35 to 1.00.

EVENTS OF DEFAULT

The New Credit Facilities contain customary events of default, including with respect to nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty when made; failure to perform or observe covenants; cross default to other material indebtedness; bankruptcy and insolvency events; inability to pay debts; monetary judgment defaults; actual or asserted invalidity or impairment of any definitive loan documentation and a change of control.

Our ability to borrow under the Revolving Credit Facility will be dependent upon, among other things, our compliance with the Total Net Leverage Ratio and a minimum Interest Expense Coverage Ratio. Failure to comply with these ratios or the other provisions of the New Credit Agreement for the New Credit Facilities could, absent a waiver or an amendment from the lenders, restrict the availability of the Revolving Credit Facility and permit the acceleration of all outstanding borrowings under the New Credit Facilities.

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THE EXCHANGE OFFER

This section of the prospectus describes the exchange offer. Although we believe this section describes the material terms of the exchange offer, the section may not contain all of the information that is important to you. You should carefully read this entire document for a complete understanding of the exchange offer.

PURPOSE OF THE EXCHANGE OFFER

The exchange offer is designed to provide holders of Old Notes with an opportunity to acquire Exchange Notes which, unlike the Old Notes, will be freely transferable at all times, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the Exchange Notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

We originally issued and sold the Old Notes on May 9, 2012, to the initial purchasers, pursuant to the Purchase Agreement, dated May 4, 2012. The Old Notes were issued and sold in transactions not registered under the Securities Act in reliance upon Rule 144A and Regulation S under the Securities Act. The Old Notes may not be reoffered, resold or transferred other than (i) to us or our subsidiaries, (ii) to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act, (iii) outside the United States to a non-U.S. person within the meaning of Regulation S under the Securities Act, (iv) pursuant to the exemption from registration provided by Rule 144 promulgated under the Securities Act (if available) or (v) pursuant to an effective registration statement under the Securities Act.

In connection with the original issuance and sale of the Old Notes, we entered into the Registration Rights Agreement, pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the Exchange Notes for the Old Notes, pursuant to the exchange offer. The Registration Rights Agreement provides that we will file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act and offer to holders of Old Notes who are able to make certain representations the opportunity to exchange their Old Notes for Exchange Notes.

Under existing interpretations by the staff of the SEC as set forth in no-action letters issued to third parties in other transactions, the Exchange Notes would, in general, be freely transferable after the exchange offer without further registration under the Securities Act; provided, however, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it shall deliver a prospectus in connection with any resale of such new securities (see “Plan of Distribution”). We have agreed to furnish a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the exchange offer. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreements (including certain indemnification rights and obligations).

We do not intend to seek our own interpretation regarding the exchange offer, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the Exchange Notes as it has in other interpretations to third parties.

Each holder of Old Notes that exchanges such Old Notes for Exchange Notes in the exchange offer will be deemed to have made certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of Exchange Notes and (iii) it is not our affiliate as defined in Rule 405 under the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of Old Notes or Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

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TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OUTSTANDING OLD NOTES

Upon the terms and subject to the conditions set forth in this prospectus, we will accept any and all Old Notes validly tendered and not withdrawn prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer. We will issue $2,000 principal amount of Exchange Notes in exchange for each $2,000 principal amount of Old Notes accepted in the exchange offer, and any integral multiple of $1,000 in excess thereof. Holders may tender some or all of their Old Notes pursuant to the exchange offer. However, Old Notes may be tendered only in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the outstanding Old Notes except that:

(1)	the Exchange Notes will be registered under the Securities Act and will not have legends restricting their transfer;

(2)	the Exchange Notes will not contain the registration rights and additional interest provisions contained in the outstanding Old Notes; and

(3)	interest on the Exchange Notes will accrue from the last interest date on which interest was paid on your Old Notes.

The Exchange Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

Holders of Old Notes do not have any appraisal or dissenters’ rights under the Nevada Corporations Code or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

We will be deemed to have accepted validly tendered Old Notes when, as and if we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.

If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of specified other events set forth in this prospectus, the certificates for any unaccepted Old Notes will be promptly returned, without expense, to the tendering holder.

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of Old Notes pursuant to the exchange offer. We will pay all charges and expense, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “―Fees and Expense” and “―Transfer Taxes” below.

The exchange offer will remain open for at least 20 full business days. The term “expiration date” will mean 11:59 p.m., New York City time, on June 11, 2013, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which the exchange offer is extended.

To extend the exchange offer, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, we will:

(1)	notify the exchange agent of any extension by oral notice (promptly confirmed in writing) or written notice, and

(2)	mail to the registered holders an announcement of any extension, and issue a notice by press release or other public announcement before such expiration date.

We reserve the right, in our sole discretion:

(1)	if any of the conditions below under the heading “—Conditions on the Exchange Offer” shall have not been satisfied;

(a)	to delay accepting any Old Notes;

(b)	to extend the exchange offer; or

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(c)	to terminate the exchange offer; or

(2)
to amend the terms of the exchange offer in any manner; provided, however, that if we amend the exchange offer to make a material change, including the waiver of a material condition, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least five business days after such amendment or waiver; provided further, that if we amend the exchange offer to change the percentage of Old Notes being exchanged or the consideration being offered, we will extend the exchange offer, if necessary, to keep the exchange offer open for at least ten business days after such amendment or waiver.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders.

PROCEDURES FOR TENDERING OLD NOTES THROUGH BROKERS AND BANKS

Since the Old Notes are represented by global book-entry notes, DTC, as depositary, or its nominee is treated as the registered holder of the Old Notes and will be the only entity that can tender your Old Notes for Exchange Notes. Therefore, to tender Old Notes subject to this exchange offer and to obtain Exchange Notes, you must instruct the institution where you keep your Old Notes to tender your Old Notes on your behalf so that they are received on or prior to the expiration of this exchange offer.

The letter of transmittal that may accompany this prospectus may be used by you to give such instructions.

You should consult your account representative at the broker or bank where you keep your old notes to determine the preferred procedure.

     If you wish to accept this exchange offer, please instruct your broker or account representative in time for your Old Notes to be tendered before the 11:59pm (New York City time) deadline on June 11, 2013.

DEEMED REPRESENTATIONS

To participate in the exchange offer, we require that you represent to us that:

(1)	you or any other person acquiring Exchange Notes in exchange for your Old Notes in the exchange offer is acquiring them in the ordinary course of business;

(2)
if you are not a broker-dealer, neither you nor any other person acquiring Exchange Notes in exchange for your Old Notes in the exchange offer is engaging in or intends to engage in a distribution of the Exchange Notes within the meaning of the federal securities laws;

(3)
neither you nor any other person acquiring Exchange Notes in exchange for your Old Notes has an arrangement or understanding with any person to participate in the distribution of Exchange Notes issued in the exchange offer;

(4)	neither you nor any other person acquiring Exchange Notes in exchange for your Old Notes is our “affiliate” as defined under Rule 405 of the Securities Act; and

(5)
if you or another person acquiring Exchange Notes in exchange for your Old Notes is a broker-dealer and you acquired the Old Notes as a result of market making activities or other trading activities, you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes.

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By tendering your old notes, you are deemed to have made these representations.

Broker-dealers who cannot make the representations in item (5) of the paragraph above cannot use this exchange offer prospectus in connection with resales of the Exchange Notes issued in the exchange offer.

If you are our “affiliate,” as defined under Rule 405 of the Securities Act, if you are a broker-dealer who acquired your Old Notes in the initial offering and not as a result of market making or trading activities, or if you are engaged in or intend to engage in or have an arrangement or understanding with any person to participate in a distribution of Exchange Notes acquired in the exchange offer, you or that person:

(1)	may not rely on the applicable interpretations of the Staff of the SEC and therefore may not participate in the exchange offer; and

(2)	must comply with the registration and prospectus delivery requirements of the Securities Act or an exemption therefrom when reselling the Old Notes.

You may tender some or all of your Old Notes in this exchange offer. However, your Old Notes may be tendered only in minimal denominations of $2,000 and any integral multiple of $1,000 in excess thereof.

When you tender your outstanding Old Notes and we accept them, the tender will be a binding agreement between you and us as described in this prospectus.

The method of delivery of outstanding Old Notes and all other required documents to the exchange agent is at your election and risk.

We will decide all questions about the validity, form, eligibility, acceptance and withdrawal of tendered Old Notes, and our reasonable determination will be final and binding on you. We reserve the absolute right to:

(1)	reject any and all tenders of any particular Old Note not properly tendered;

(2)	refuse to accept any Old Note if, in our reasonable judgment or the judgment of our counsel, the acceptance would be unlawful; and

(3)	waive any defects or irregularities or conditions of the exchange offer as to any particular Old Notes before the expiration of the offer.

Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of Old Notes as we will reasonably determine. Neither we, the exchange agent nor any other person will incur any liability for failure to notify you or any defect or irregularity with respect to your tender of Old Notes. If we waive any terms or conditions pursuant to (3) above with respect to a noteholder, we will extend the same waiver to all noteholders with respect to that term or condition being waived.

PROCEDURES FOR BROKERS AND CUSTODIAN BANKS; DTC ATOP ACCOUNT

To accept this exchange offer on behalf of a holder of Old Notes you must submit or cause your DTC participant to submit an Agent’s Message as described below.

The exchange agent, on our behalf, will seek to establish an Automated Tender Offer Program (“ATOP”) account with respect to the outstanding Old Notes at DTC promptly after the delivery of this prospectus. Any financial institution that is a DTC participant, including your broker or bank, may make book-entry tender of outstanding Old Notes by causing the book-entry transfer of such Old Notes into our ATOP account in accordance with DTC’s procedures for such transfers. Concurrently

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with the delivery of Old Notes, an Agent’s Message in connection with such book-entry transfer must be transmitted by DTC to, and received by, the exchange agent on or prior to 11:59 p.m., New York City Time on the expiration date. The confirmation of a book entry transfer into the ATOP account as described above is referred to herein as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message transmitted by the DTC participants to DTC, and thereafter transmitted by DTC to the exchange agent, forming a part of the Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC described in such Agent’s Message stating that such participant and beneficial holder agree to be bound by the terms of this exchange offer.

Each Agent’s Message must include the following information:

(1)	Name of the beneficial owner tendering such Old Notes;

(2)	Account number of the beneficial owner tendering such Old Notes;

(3)	Principal amount of Old Notes tendered by such beneficial owner; and

(4)	A confirmation that the beneficial holder of the Old Notes tendered has made the representations for our benefit set forth under “—Deemed Representations” above.

By sending an agent’s message, the DTC participant is deemed to have certified that the beneficial holder for whom notes are being tendered has been provided with a copy of this prospectus.

The delivery of Old Notes through DTC, and any transmission of an Agent’s Message through ATOP, is at the election and risk of the person tendering Old Notes. We will ask the exchange agent to instruct DTC to promptly return those Old Notes, if any, that were tendered through ATOP but were not accepted by us, to the DTC participant that tendered such Old Notes on behalf of holders of the Old Notes.

ACCEPTANCE OF OUTSTANDING OLD NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

We will accept validly tendered Old Notes when the conditions to the exchange offer have been satisfied or we have waived them. We will have accepted your validly tendered Old Notes when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us. If we do not accept any tendered Old Notes for exchange by book-entry transfer because of an invalid tender or other valid reason, we will credit the Notes to an account maintained with DTC promptly after the exchange offer terminates or expires.

The agent’s message must be transmitted to exchange agent on or before 5:00pm, New York City time, on the expiration date.

WITHDRAWAL RIGHTS

You may withdraw your tender of outstanding Old Notes at any time before 11:59 p.m., New York City time, on the expiration date.

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For a withdrawal to be effective, you should contact your bank or broker where your Old Notes are held and have them send an ATOP notice of withdrawal so that it is received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Such notice of withdrawal must:

(1)	specify the name of the person that tendered the Old Notes to be withdrawn;

(2)	identify the Old Notes to be withdrawn, including the CUSIP number and principal amount at maturity of the Old Notes; and

(3)	specify the name and number of an account at the DTC to which your withdrawn Old Notes can be credited.

We will decide all questions as to the validity, form and eligibility of the notices and our determination will be final and binding on all parties. Any tendered Old Notes that you withdraw will not be considered to have been validly tendered. We will promptly return any outstanding Old Notes that have been tendered but not exchanged, or credit them to the DTC account. You may re-tender properly withdrawn Old Notes by following one of the procedures described above before the expiration date.

Conditions on the Exchange Offer

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any outstanding Old Notes and may terminate the exchange offer (whether or not any Old Notes have been accepted for exchange) or amend the exchange offer, if any of the following conditions has occurred or exists or has not been satisfied, or has not been waived by us in our sole reasonable discretion, prior to the expiration date:

(1)
there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(a)
seeking to restrain or prohibit the making or completion of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result of this transaction; or

(b)	resulting in a material delay in our ability to accept for exchange or exchange some or all of the Old Notes in the exchange offer; or

(c)
any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any governmental authority, domestic or foreign; or

(2)
any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that, in our sole reasonable judgment, would directly or indirectly result in any of the consequences referred to in clauses (1)(a), (1)(b) or (1)(c) above or, in our sole reasonable judgment, would result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the exchange offer; or the following has occurred:

(a)	any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

(b)	any limitation by a governmental authority which adversely affects our ability to complete the transactions contemplated by the exchange offer; or

(c)
a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

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(d)
a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the exchange offer, a material acceleration or worsening of these calamities; or

(3)
any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the Old Notes or the Exchange Notes, which in our sole reasonable judgment in any case makes it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange; or

(4)
there shall occur a change in the current interpretation by the Staff of the SEC which permits the Exchange Notes issued pursuant to the exchange offer in exchange for Old Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; or

(5)	any law, statute, rule or regulation shall have been adopted or enacted which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; or

(6)
a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose, or any governmental approval has not been obtained, which approval we shall, in our sole reasonable discretion, deem necessary for the consummation of the exchange offer as contemplated hereby; or

(7)
we have received an opinion of counsel experienced in such matters to the effect that there exists any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which we are a party or by which we are bound) to the consummation of the transactions contemplated by the exchange offer.

If we determine in our sole reasonable discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, we may, subject to applicable law, terminate the exchange offer (whether or not any Old Notes have been accepted for exchange) or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes and will extend the exchange offer to the extent required by Rule 14e-1 promulgated under the Exchange Act.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them, in whole or in part, in our sole discretion, provided that we will not waive any condition with respect to an individual holder of Old Notes unless we waive that condition for all such holders. Any reasonable determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties. Our failure at any time to exercise any of the foregoing rights will not be a waiver of our rights and each such right will be deemed an ongoing right which may be asserted at any time before the expiration of the exchange offer.

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EXCHANGE AGENT

We have appointed Deutsche Bank Trust Company Americas as the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of outstanding Old Notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at the following address and telephone number:

Deutsche Bank Trust Company Americas
By Registered or Certified Mail, Hand Delivery or Overnight Courier:
Deutsche Bank Trust Company Americas
DB Services Americas, Inc.
Attn: Reorg Department
MS JCK01-0218
5022 Gate Parkway, Suite 200
Jacksonville, FL 32256

By Facsimile:	By Telephone:
615-866-3889	(800) 735-777 (Option 1)
(For Eligible Institutions Only)

Additionally, any questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent. Holders of outstanding Old Notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer.

Delivery to an address other than as set forth above will not constitute a valid delivery.

FEES AND EXPENSE

The principal solicitation is being made by us through DTC. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expense incurred in connection with the provisions of these services and pay other registration expense, including registration and filing fees, fees and expense of compliance with federal securities and state blue sky securities laws, printing expense, messenger and delivery services and telephone, fees and disbursements to our counsel, application and filing fees and any fees and disbursements to our independent certified public accountants. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer except for reimbursement of mailing expense.

Additional solicitations may be made by telephone, facsimile or in person by our and our affiliates’ officers employees and by persons so engaged by us.

ACCOUNTING TREATMENT

The Exchange Notes will be recorded at the same carrying value as the existing Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expense of the exchange offer will be capitalized and expensed over the term of the Exchange Notes.

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Transfer Taxes

If you tender outstanding Old Notes for exchange you will not be obligated to pay any transfer taxes. However, if you instruct us to register Exchange Notes in the name of, or request that your Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, you will be responsible for paying any transfer tax owed.

You may suffer adverse consequences if you fail to exchange outstanding old notes.

If you do not tender your outstanding Old Notes, you will not have any further registration rights, except for the rights described in the Registration Rights Agreements and described above, and your Old Notes will continue to be subject to the provisions of the indenture governing the Old Notes regarding transfer and exchange of the Old Notes and the restrictions on transfer of the Old Notes imposed by the Securities Act and states securities law when we complete the exchange offer. These transfer restrictions are required because the Old Notes were issued under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Accordingly, if you do not tender your Old Notes in the exchange offer, your ability to sell your Old Notes could be adversely affected. Once we have completed the exchange offer, holders who have not tendered Old Notes will not continue to be entitled to any increase in interest rate that the indenture governing the Old Notes provides for if we do not complete the exchange offer.

CONSEQUENCES OF FAILURE TO EXCHANGE

The Old Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain restricted securities. Accordingly, the Old Notes may be resold only:

(1)	to us upon redemption thereof or otherwise;

(2)
so long as the outstanding securities are eligible for resale pursuant to Rule 144A, to a person inside the United States who is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

(3)	outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

(4)	pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

SHELF REGISTRATION

The Registration Rights Agreements also require that we file a shelf registration statement if:

(1)	we cannot file a registration statement for the exchange offer because the exchange offer is not permitted by law or SEC policy;

(2)	a law or SEC policy prohibits a holder from participating in the exchange offer;

(3)	a holder cannot resell the Exchange Notes it acquires in the exchange offer without delivering a prospectus and this prospectus is not appropriate or available for resales by the holder; or

(4)	the exchange offer is not consummated within 300 days of May 9, 2012.

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We will also register the Exchange Notes under the securities laws of jurisdictions that holders may request before offering or selling notes in a public offering. We do not intend to register Exchange Notes in any jurisdiction unless a holder requests that we do so.

Old Notes may be subject to restrictions on transfer until:

(1)	a person other than a broker-dealer has exchanged the Old Notes in the exchange offer;

(2)	a broker-dealer has exchanged the Old Notes in the exchange offer and sells them to a purchaser that receives a prospectus from the broker, dealer on or before the sale;

(3)	the Old Notes are sold under an effective shelf registration statement that we have filed; or

(4)	the Old Notes are sold to the public under Rule 144 of the Securities Act.

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DESCRIPTION OF EXCHANGE NOTES
GENERAL

On May 9, 2012, Affinity Gaming (the “Company”)(formerly Affinity Gaming, LLC) and Affinity Gaming Finance Corp. (“Finance” and, together with the Company, the “Issuers,” “we,” “us” and “our”) issued in a private transaction not subject to the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) $200.0 million aggregate principal amount of 9% senior notes due 2018 (the “Old Notes”) under an Indenture, dated as of May 9, 2012 (the “Indenture”), among the Issuers, the Guarantors party thereto from time to time, U.S. Bank National Association, as trustee (the “Trustee”) and Deutsche Bank Trust Company Americas, as paying agent, registrar and transfer agent (“Agent”).

Certain terms used in this description are defined under the subheading ‘‘—Certain Definitions’’ below. In this description, (i) the term “Issuers” refers only to the Company and Finance, as co-issuers, and any successor obligor to the Company and Finance on the Notes, and not to any of their Subsidiaries, (ii) the term “Company” refers only to the Company and any successor obligor to the Company on the Notes, and not to any of its Subsidiaries, and (iii) references to the “Notes” are to the Exchange Notes, unless the context otherwise requires. We issued the Old Notes and will issue the Notes pursuant to the Indenture. Any Old Note that remains outstanding after the completion of the exchange offer, together with the Notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture. The terms of the Notes include those stated in the Indenture and, except as specified below, those made part of such Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Notes are subject to all such terms pursuant to the provisions of the Indenture, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

Brief Description of the Notes and the Note Guarantees

The Notes will be:

•	general, unsecured, senior obligations of the Issuers;

•	pari passu in right of payment with any existing and future senior Indebtedness (including the Credit Agreement) of the Issuers;

•	effectively subordinated to all Secured Indebtedness of the Issuers (including the Credit Agreement) to the extent of the value of the assets securing such Indebtedness;

•	senior in right of payment to any future Subordinated Indebtedness of the Issuers;

•	guaranteed on a senior unsecured basis by each Guarantor; and

•	structurally subordinated to any existing and future Indebtedness and other liabilities, including preferred stock, of Non-Guarantors.

The Notes and the indenture will be, jointly and severally, unconditionally guaranteed on a senior unsecured basis by all of the Guarantors. See the section entitled “—Guarantees.”

Each Note Guarantee (as defined below) will be:

•	a general unsecured senior obligation of the Guarantor;

•	pari passu in right of payment with any existing and future senior Indebtedness of the Guarantors;

•	effectively subordinated to all Secured Indebtedness of the Guarantors (including the Credit Agreement) to the extent of the value of the assets securing such Indebtedness; and

•	senior in right of payment to any future Subordinated Indebtedness of the Guarantor.

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PRINCIPAL, MATURITY AND INTEREST

The Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. The rights of Holders of beneficial interests in the Notes to receive the payments on such Notes are subject to applicable procedures of the Depository Trust Company (“DTC”). If the due date for any payment in respect of any Notes is not a Business Day at the place at which such payment is due to be paid, the Holder thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

The Notes will be issued in an aggregate principal amount of $200.0 million on the Issue Date. The Notes will mature on May 15, 2018. Interest on the Notes will accrue at the rate per annum set forth on the cover of this prospectus and will be payable, in cash, semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2012, to Holders of record on the immediately preceding May 1 and November 1, respectively. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Each interest period will end on (but not include) the relevant interest payment date.

ADDITIONAL NOTES

The indenture will provide for the issuance of additional notes having identical terms and conditions to the Notes offered hereby, subject to compliance with the covenants contained in the indenture (“Additional Notes”). Additional Notes will be part of the same issue as the Notes offered hereby under the indenture for all purposes, including, without limitation, waivers, amendments, redemptions and offers to purchase.

PAYMENTS

Principal of, and premium, if any, and interest and Additional Interest, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose or, at the option of the paying agent, payment of interest and Additional Interest, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders provided that all payments of principal, premium, if any, interest and Additional Interest, if any, with respect to Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Company, the Company’s office or agency will be the office of the Agent maintained for such purpose.

GUARANTEES

The obligations of the Issuers under the Notes and the indenture will initially be, jointly and severally, unconditionally guaranteed on a senior unsecured basis (the “Note Guarantees”), subject to compliance with applicable Gaming Laws, by each existing and future Domestic Subsidiary that guarantees the Credit Agreement (each, a “Guarantor”).

In addition, if the Company or any Restricted Subsidiary acquires or creates a Domestic Subsidiary (other than an Immaterial Subsidiary) after the Issue Date, which Subsidiary guarantees the Credit Agreement, the Company will cause such new Domestic Subsidiary, subject to compliance with applicable Gaming Laws, to provide a Note Guarantee.

Each Note Guarantee will be limited to the maximum amount that would not render the Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of foreign or state law to comply with corporate benefit, financial assistance and other laws. By virtue of this limitation, a Guarantor’s obligation under its Note Guarantee could be significantly less than amounts payable with respect to the Notes, or a Guarantor may have effectively no obligation under its Note Guarantee. See “Risk Factors—Risks Related to the Exchange Offer and Our Indebtedness.”

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The Note Guarantee of a Guarantor will terminate upon:

(1)
a sale or other disposition (including by way of consolidation or merger) of the Capital Stock of such Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary) otherwise permitted by the indenture;

(2)	the designation in accordance with the indenture of the Guarantor as an Unrestricted Subsidiary or the occurrence of any event after which the Guarantor is no longer a Restricted Subsidiary;

(3)	defeasance or discharge of the Notes, as provided in “—Defeasance” and “—Satisfaction and Discharge”;

(4)
to the extent that such Guarantor is not an Immaterial Subsidiary solely due to the operation of clause (i) of the definition of “Immaterial Subsidiary,” upon the release of the guarantee referred to in such clause; or

(5)
to the extent such Guarantor is also a guarantor or borrower under the Credit Agreement as in effect on the Issue Date and, at the time of release of its Guarantee, (x) has been released from its guarantee of, and all pledges and security, if any, granted in connection with the Credit Agreement (except a release by or as a result of a payment thereon), (y) is not an obligor under any Indebtedness (other than Indebtedness permitted to be incurred pursuant to clause (3) and subclauses (a) and (b) of clause (4) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Indebtedness”) and (z) does not guarantee any Indebtedness of the Company or any of the other Guarantors.

As of the date of the indenture, all of the Restricted Subsidiaries of the Company will be Guarantors. Claims of creditors of non-guarantor Subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those Subsidiaries, and claims of preferred and minority stockholders (if any) of those Subsidiaries and claims against joint ventures generally will have priority with respect to the assets and earnings of those Subsidiaries and joint ventures over the claims of creditors of the Issuers, including Holders of the Notes. The Notes and each Note Guarantee therefore will be effectively subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of Subsidiaries of the Issuers (other than the Guarantors) and joint ventures. Although the indenture limits the incurrence of Indebtedness, Disqualified Stock and Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness, Disqualified Stock or Preferred Stock under the indenture. See “—Certain Covenants—Limitation on Indebtedness.”

OPTIONAL REDEMPTION

Except as set forth in the next three paragraphs, the Notes are not redeemable at the option of the Issuers.

At any time prior to May 15, 2015, the Issuers may redeem the Notes in whole or in part, at their option, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of such Notes plus the relevant Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the redemption date.

At any time and from time to time on or after May 15, 2015, the Issuers may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the notes redeemed, to the applicable date of redemption, if redeemed during the twelve‑ month period beginning on May 15 of the year indicated below:

Year	Percentage
2015	104.50%
2016	102.25%
2017 and thereafter	100.00%

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At any time and from time to time prior to May 15, 2015, the Issuers may redeem Notes with the net cash proceeds received by the Issuers from any Equity Offering at a redemption price equal to 109% plus accrued and unpaid interest to the redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the Notes (including Additional Notes), provided that:

(1)	in each case the redemption takes place not later than 180 days after the closing of the related Equity Offering; and

(2)
not less than 65% of the original aggregate principal amount of the Notes issued under the indenture (including any Additional Notes) remains outstanding immediately thereafter (excluding Notes held by the Company or any of its Restricted Subsidiaries).

Notice of redemption will be provided as set forth under “—Selection and Notice” below.

Any redemption and notice of redemption may, at the Issuers’ discretion, be subject to the satisfaction of one or more conditions precedent (including, in the case of a redemption related to an Equity Offering, the consummation of such Equity Offering).

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Issuers.

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

SINKING FUND

The Issuers are not required to make mandatory redemption payments or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase Notes as described under the captions “Change of Control,” and “Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” The Company may at any time and from time to time purchase Notes in the open market or otherwise.

REGULATORY REDEMPTION

Each Person who acquires, directly or indirectly, beneficial ownership of any of the Notes may be required to be found suitable, qualified or licensed by a Gaming Authority. If any Gaming Authority requires that a holder or beneficial owner of Notes be licensed, qualified or found suitable under any applicable Gaming Law and such holder or beneficial owner:

(1)
fails to apply for a license, qualification or finding of suitability within 30 days (or such other period as may be required by the Gaming Authority) after being requested to do so by the Gaming Authority; or

(2)	is denied such license or qualification or not found suitable;

the Issuers will have the right, at their option, to:

(a)	require the holder or beneficial owner to dispose of its Notes within 30 days (or such earlier date as may be required by the applicable Gaming Authority) following the earlier of:

(i)	the termination of the period described above for the holder or beneficial owner to apply for a license, qualification or finding of suitability; or

(ii)	the time prescribed by the Gaming Authority; or

(iii)	the date of denial of such license, qualification or finding of suitability; or

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(b)	redeem the Notes of the holder or beneficial owner at a redemption price equal to the lesser of:

(i)	the principal amount of the Notes, together with accrued and unpaid interest, if any, to the earlier of the date of redemption or such earlier date as is required by the Gaming Authority;

(ii)
the price at which such holder or beneficial owner acquired or paid for the Notes, together with accrued and unpaid interest, if any, to the earlier of the date of redemption or as is required by the Gaming Authority;

(iii)	the fair market value of the Notes on the date of denial of the license or finding of unsuitability; and

(iv)	such other amount required by such Gaming Authority.

The Issuers will notify the trustee and Agent in writing of any such redemption as soon as practicable. The holder or beneficial owner that is required to apply for a license, qualification or finding of suitability must pay all fees and costs of applying for and obtaining the license, qualification or finding of suitability and of any investigation by the applicable Gaming Authorities. The Issuers will not be required to pay or reimburse any holder or beneficial owner of the Notes who is required to apply for such license, qualification or finding of suitability. Those expenses will be the obligation of such holder or beneficial owner of the Notes.

Immediately upon a determination by a Gaming Authority that a holder or beneficial owner of the Notes is required to be licensed, qualified or found suitable and will not be so licensed, qualified or found suitable, the holder or beneficial owner will, to the extent required by applicable law, have no further right to:

(1)	beneficial or record ownership of the Notes beyond the time prescribed by the Gaming Authority;

(2)	exercise, directly or indirectly, through any trustee or nominee or any other person or entity, any right conferred by the Notes;

(3)	receive any interest or any other distributions or payments with respect to the Notes or any remuneration in any form with respect to the Notes, except the redemption price of the Notes; or

(4)	hold the Notes without any restrictions which may be imposed by any Gaming Authority.

SELECTION AND NOTICE

If less than all of the Notes are to be redeemed at any time, the Agent, as registrar, will select the Notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed, as certified to the Trustee by the Company, and in compliance with the requirements of DTC, or if the Notes are not so listed or such exchange prescribes no method of selection and the Notes are not held through DTC or DTC prescribes no method of selection, on a pro rata basis; provided, however, that no Note in an unauthorized denomination shall be redeemed in part.

Notices of redemption will be delivered electronically or mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, except that redemption notices may be delivered electronically or mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the indenture.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed, in which case a portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. In the case of a Global Note, an appropriate notation will be made on such Note to decrease the principal amount thereof to an amount equal to the unredeemed portion thereof. Subject to the terms of the applicable redemption notice (including any conditions contained therein), Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, unless the Company defaults in the payment of the redemption price, interest ceases to accrue on Notes or portions of them called for redemption.

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CHANGE OF CONTROL

The indenture will provide that if a Change of Control occurs, unless the Company has previously or concurrently delivered a redemption notice with respect to all the outstanding Notes as described under “—Optional Redemption,” the Issuers will make an offer to purchase all of the Notes (the “Change of Control Offer”) at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of repurchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will deliver notice of such Change of Control Offer electronically or by first-class mail, with a copy to the Trustee and Agent, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by the indenture and described in such notice.

The Issuers will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the Notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We expect that the Credit Agreement will, and future credit agreements or other agreements to which the Issuers become a party may, provide that certain change of control events with respect to the Issuers would constitute a default thereunder (including a Change of Control under the indenture) and prohibit or limit the Issuers from purchasing any Notes pursuant to this covenant. In the event the Issuers are prohibited from purchasing the Notes, the Issuers could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issues do not obtain such consent or repay such borrowings, they will remain prohibited from purchasing the Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the indenture.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases. The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control after the Issue Date, although it is possible that we could decide to do so in the future.

Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Indebtedness” and “Certain Covenants—Limitation on Liens.” Such restrictions in the indenture can be waived only with the consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuers will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially

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all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the indenture relative to the Issuers’ obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes then outstanding.

CERTAIN COVENANTS

Set forth below are summaries of certain covenants that will be contained in the indenture.

Limitation on Indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period; provided that the then outstanding aggregate principal amount of Indebtedness (including Acquired Indebtedness), Disqualified Stock and Preferred Stock that may be incurred or issued, as applicable, pursuant to the foregoing by Restricted Subsidiaries that are not the Issuers or Guarantors shall not exceed $15.0 million (determined on the date of such incurrence).

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1)
the incurrence by the Company and any Guarantor of Indebtedness pursuant to any Credit Facility; provided that the aggregate principal amount of all such Indebtedness outstanding under this clause (1) as of any date of incurrence (after giving pro forma effect to the application of the proceeds of such incurrence), including all Refinancing Indebtedness in respect thereof, shall not exceed the greater of (x) $235.0 million, which shall be reduced dollar-for-dollar by the amount of the aggregate amount of all Net Available Cash from Asset Dispositions applied to permanently prepay or repay Indebtedness under the Credit Facility pursuant to the covenant described below under the caption “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and (y) 3.0 times the Company’s Consolidated EBITDA for the period of four fiscal quarters most recently ended prior to such date for which internal financial statements are available (using the pro forma calculation conventions for Consolidated EBITDA referenced in the definition of Fixed Charge Coverage Ratio);

(2)	Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Guarantor so long as the Incurrence of such Indebtedness is permitted under the terms of the indenture;

(3)
Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Restricted Subsidiary; provided, however, that:

(a)
any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)	any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company,

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shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

(4)
Indebtedness represented by (a) the Notes (other than any Additional Notes) and the Exchange Notes, in each case, including any Guarantee thereof, (b) any Indebtedness (other than Indebtedness incurred pursuant to clauses (1) and (3)) outstanding on the Issue Date, (c) Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause or clauses (5), (7) or (13) of this paragraph or Incurred pursuant to the first paragraph of this covenant, and (d) Management Advances;

(5)
Indebtedness of (x) the Company or any Restricted Subsidiary Incurred or issued to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into or consolidated with the Company or a Restricted Subsidiary in accordance with the terms of the indenture; provided that after giving effect to such acquisition, merger or consolidation, either:

(a)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant;

(b)	the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiary would not be lower than immediately prior to such acquisition, merger or consolidation; or

(c)
such Indebtedness constitutes Acquired Indebtedness (other than Indebtedness Incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or a Restricted Subsidiary); provided that the only obligors with respect to such Indebtedness shall be those Persons who were obligors of such Indebtedness prior to such acquisition, merger or consolidation.

(6)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(7)
Indebtedness represented by Capitalized Lease Obligations, FF&E Financing or Purchase Money Obligations, in an aggregate principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, including Refinancing Indebtedness in respect thereof, does not exceed the greater of (a) $10.0 million and (b) 3.0% of Consolidated Net Tangible Assets of the Company at the time of Incurrence;

(8)
Indebtedness in respect of (a) workers’ compensation claims, self-insurance obligations, performance, indemnity, surety, judgment, appeal, advance payment, customs, value added or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business, (b) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence; (c) customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business; (d) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business, and (e) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(9)
Indebtedness arising from agreements providing for guarantees, indemnification, obligations in respect of earn-outs or other adjustments of purchase price or, in each case, similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business or assets or Person or any Capital Stock of a Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring or disposing of such business or assets or such Subsidiary for the purpose of financing such acquisition or disposition); provided that the maximum liability of the Company and its Restricted Subsidiaries in respect of all such Indebtedness in connection with a Disposition shall at no time exceed the gross proceeds, including the fair market value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

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(10)	Indebtedness of Non-Guarantors in an aggregate amount not to exceed $10.0 million at any time outstanding and any Refinancing Indebtedness in respect thereof;

(11)
Indebtedness consisting of promissory notes issued by the Company or any of its Subsidiaries to any current or former employee, director or consultant of the Company or any of its Subsidiaries (or permitted transferees, assigns, estates, or heirs of such employee, director or consultant), to finance the purchase or redemption of Capital Stock of the Company that is permitted by the covenant described below under “—Limitation on Restricted Payments”;

(12)
Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums Incurred in the ordinary course of business or (ii) take-or-pay obligations contained in supply arrangements, in each case; and

(13)
Indebtedness in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause and then outstanding, will not exceed $25.0 million at the time of Incurrence.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1)
in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first and second paragraphs of this covenant, the Company, in its sole discretion, will classify, and may from time to time reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the clauses of the second paragraph or the first paragraph of this covenant;

(2)
additionally, all or any portion of any item of Indebtedness may later be classified as having been Incurred pursuant to any type of Indebtedness described in the first and second paragraphs of this covenant so long as such Indebtedness is permitted to be Incurred pursuant to such provision at the time of reclassification;

(3)
all Indebtedness outstanding on the Issue Date under the Credit Agreement shall be deemed Incurred on the Issue Date under clause (1) of the second paragraph of the description of this covenant and may not be reclassified;

(4)
Guarantees of, or obligations in respect of letters of credit, bankers’ acceptances or other similar instruments relating to, or Liens securing, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(5)
if obligations in respect of letters of credit, bankers’ acceptances or other similar instruments are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to clause (1), (7), (10) or (13) of the second paragraph above or the first paragraph above and the letters of credit, bankers’ acceptances or other similar instruments relate to other Indebtedness, then such other Indebtedness shall not be included;

(6)
the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(7)
Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(8)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined on the basis of GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock or the reclassification of commitments or obligations not treated as Indebtedness due to a change in GAAP, will not be deemed to be an Incurrence of Indebtedness for purposes of the covenant described under this “—Limitation on Indebtedness.” The amount of any Indebtedness outstanding as of any date shall be

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(a) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (b) the principal amount of the Indebtedness, or liquidation preference thereof, in the case of any other Indebtedness.

If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described under this “—Limitation on Indebtedness,” the Company shall be in default of this covenant).

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing. The indenture will provide that the Company will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

The indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral or is secured by different collateral.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)
declare or pay any dividend or make any distribution on or in respect of the Company’s or any Restricted Subsidiary’s Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except:

(a)	dividends or distributions payable in Capital Stock of the Company (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock of the Company; and

(b)
dividends or distributions payable to the Company or a Restricted Subsidiary (and, in the case of any such Restricted Subsidiary making such dividend or distribution, to holders of its Capital Stock other than the Company or another Restricted Subsidiary on no more than a pro rata basis);

(2)	purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than the Company or a Restricted Subsidiary;

(3)
purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness (other than (a) any such purchase, repurchase, redemption, defeasance or other acquisition or retirement in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement and (b) any Indebtedness Incurred pursuant to clause (3) of the second paragraph of the covenant described under “—Limitation on Indebtedness”); or

(4)	make any Restricted Investment;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through (4) are referred to herein as a “Restricted Payment”), if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(a)	a Default shall have occurred and be continuing (or would result immediately thereafter therefrom);

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(b)
the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to the first paragraph under the “—Limitation on Indebtedness” covenant after giving effect, on a pro forma basis, to such Restricted Payment; or

(c)
the aggregate amount of such Restricted Payment and all other Restricted Payments made subsequent to the Issue Date (and not returned or rescinded) (including Permitted Payments permitted below by clauses (6), (9), (10) and (13) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph) would exceed the sum of (without duplication):

(i)
50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning on April 1, 2012 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(ii)
100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date or otherwise contributed to the equity (other than through the issuance of Disqualified Stock) of the Company subsequent to the Issue Date (other than (x) Net Cash Proceedsor property or assets or marketable securities received from an issuance or sale of such Capital Stock to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of its employees to the extent funded by the Company or any Restricted Subsidiary, (y) Net Cash Proceeds or property or assets or marketable securities to the extent that any Restricted Payment has been made from such proceeds in reliance on clause (6) of the next succeeding paragraph and (z) Excluded Contributions);

(iii)
100% of the aggregate Net Cash Proceeds, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary from the issuance or sale (other than to the Company or a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) by the Company or any Restricted Subsidiary subsequent to the Issue Date of any Indebtedness or Disqualified Stock that has been converted into or exchanged for Capital Stock of the Company (other than Disqualified Stock) plus, without duplication, the amount of any cash, and the fair market value of property or assets or marketable securities, received by the Company or any Restricted Subsidiary upon such conversion or exchange;

(iv)
100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Company, of marketable securities or other property received by means of: (i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after the Issue Date; or (ii) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Company or a Restricted Subsidiary pursuant to clause (11) or (13) of the next succeeding paragraph or to the extent of the amount of the Investment that constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; and

(v)
in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger or consolidation of an Unrestricted Subsidiary into the Company or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Company or a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary (or the assets transferred), as determined in good faith of the Company at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger or consolidation or transfer of assets (after taking into consideration any Indebtedness associated with the Unrestricted Subsidiary so designated or merged or consolidated or Indebtedness associated with the assets so transferred), other than to the extent of the amount of the Investment in such Unrestricted Subsidiary made by the Company or a Restricted Subsidiary pursuant to clause (11) or (13) of the next succeeding paragraph or to the extent of the amount of the Investment that constituted a Permitted Investment.

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The foregoing provisions will not prohibit any of the following (collectively, “Permitted Payments”):

(1)
the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture or the redemption, repurchase or retirement of Indebtedness if, at the date of any irrevocable redemption notice, such payment would have complied with the provisions of the indenture;

(2)
any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock or Subordinated Indebtedness made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock) (“Refunding Capital Stock”) or a substantially concurrent contribution to the equity (other than through the issuance of Disqualified Stock or through an Excluded Contribution) of the Company; provided, however, that to the extent so applied, the Net Cash Proceeds, or fair market value of property or assets or of marketable securities, from such sale of Capital Stock or such contribution will be excluded from clause (c) of the preceding paragraph;

(3)
any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness made by exchange for, or out of the proceeds of the substantially concurrent sale of, Refinancing Indebtedness permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

(4)
any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock of the Company or a Restricted Subsidiary made by exchange for or out of the proceeds of the substantially concurrent sale of Preferred Stock of the Company or a Restricted Subsidiary, as the case may be, that, in each case, is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness” above;

(5)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary:

(a)
from Net Available Cash to the extent permitted under “—Limitation on Sales of Assets and Subsidiary Stock” below, but only if the Company shall have first complied with the terms described under “—Limitation on Sales of Assets and Subsidiary Stock” and purchased all Notes tendered pursuant to any offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock; or

(b)
to the extent required by the agreement governing such Subordinated Indebtedness, Disqualified Stock or Preferred Stock, following the occurrence of a Change of Control (or other similar event described therein as a “change of control”), but only if the Company shall have first complied with the terms described under “—Change of Control” and purchased all Notes tendered pursuant to the offer to repurchase all the Notes required thereby, prior to purchasing, repurchasing, redeeming, defeasing or otherwise acquiring or retiring such Subordinated Indebtedness, Disqualified Stock or Preferred Stock;

(6)
a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Capital Stock (other than Disqualified Stock) of the Company held by any future, present or former employee, director or consultant of the Company or any of its Subsidiaries (or permitted transferees, assigns, estates, trusts or heirs of such employee, director or consultant) either pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or upon the termination of such employee, director or consultant’s employment or directorship; provided, however, that the aggregate Restricted Payments made under this clause do not exceed $2.0 million in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $4.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)
the cash proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company to members of management, directors or consultants of the Company or any of its Subsidiaries that occurred after the Issue Date, to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph; plus

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(b)	the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments made in previous calendar years pursuant to clauses (a) and (b) of this clause;

and provided further that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management, directors, employees or consultants of the Company or Restricted Subsidiaries in connection with a repurchase of Capital Stock of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture;

(7)
the declaration and payment of dividends on Disqualified Stock, or Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of the covenant described under “—Limitation on Indebtedness” above;

(8)
purchases, repurchases, redemptions, defeasances or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other rights in respect thereof if such Capital Stock represents a portion of the exercise price thereof;

(9)
so long as no Default or Event of Default has occurred and is continuing (or would result therefrom) the declaration and payment by the Company of, dividends on the common stock or common equity interests of the Company following a Public Equity Offering of such common stock or common equity interests, in an amount not to exceed 6.0% of the Net Cash Proceeds received by the Company from any Public Equity Offering in any fiscal year;

(10)
payments by the Company to holders of Capital Stock of the Company in lieu of the issuance of fractional shares of such Capital Stock, provided, however, that any such payment, loan, advance, dividend or distribution shall not be for the purpose of evading any limitation of this covenant or otherwise to facilitate any dividend or other return of capital to the holders of such Capital Stock (as determined in good faith by the Board of Directors);

(11)	Restricted Payments that are made with Excluded Contributions;

(12)	intentionally omitted;

(13)
so long as no Default or Event of Default has occurred and is continuing (or would result from), Restricted Payments (including loans or advances) in an aggregate amount outstanding at the time made not to exceed $15.0 million;

(14)
so long as no Default or Event of Default has occurred and is continuing (or would result therefrom), mandatory redemptions of Disqualified Stock issued as a Restricted Payment or as consideration for a Permitted Investment; and

(15)
the redemption, repurchase or repayment of any Capital Stock or Indebtedness of the Company or any Restricted Subsidiary, if required by any Gaming Authority or if determined, in the good faith judgment of the Board of Directors, to be necessary to prevent the loss or to secure the grant or reinstatement of any Gaming License or other right to conduct lawful gaming operations; and

(16)
the declaration and payment of dividends or the payment of other distributions by the Company or a Restricted Subsidiary to, or the making of loans or advances to, any of their respective direct or indirect parents in amounts required for any direct or indirect parent companies to pay Permitted Tax Distributions.

For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment meets the criteria of more than one of the categories of Permitted Payments described in clauses (1) through (16) above, or is permitted pursuant to the first paragraph of this covenant, the Company will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this covenant.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be their face amount, and the fair market value of any non-cash Restricted Payment, property or assets other than cash shall be

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determined conclusively by the Board of Directors of the Company acting in good faith, provided that the fair market value of any non-cash Restricted Payments, property or assets other than cash in excess of $25.0 million shall require the Board of the Directors of the Company to receive a written opinion from an independent investment banking, valuation, accounting or appraisal firm of recognized national standing confirming such fair market value.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, Incur or permit to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of a Restricted Subsidiary of the Company), whether owned on the Issue Date or acquired after that date, which Lien secures any Indebtedness (such Lien, the “Initial Lien”), without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(A)	pay dividends or make any other distributions in cash or otherwise on its Capital Stock or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary;

(B)	make any loans or advances to the Company or any Restricted Subsidiary; or

(C)	sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

The provisions of the preceding paragraph will not prohibit:

(1)
any encumbrance or restriction pursuant to (a) any Credit Facility or (b) any other agreement or instrument, in each case, in effect at or entered into on the Issue Date (or otherwise required as of the Issue Date);

(2)	the indenture, the Notes, the Note Guarantees, the Exchange Notes and any Guarantees thereof;

(3)	any encumbrance or restriction pursuant to applicable law, rule, regulation or order, including any of the foregoing issued by any Gaming Authority;

(4)
any encumbrance or restriction pursuant to an agreement or instrument of a Person or relating to any Capital Stock or Indebtedness of a Person, entered into on or before the date on which such Person was acquired by or merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary, or was designated as a Restricted Subsidiary or on which such agreement or instrument is assumed by the Company or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company or was merged, consolidated or otherwise combined with or into the Company or any Restricted Subsidiary or entered into in contemplation of or in connection with such transaction) and outstanding on such date; provided that, for the purposes of this clause, if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company or any Restricted Subsidiary when such Person becomes the Successor Company;

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(5)	any encumbrance or restriction:

(a)
that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract or agreement, or the assignment or transfer of any lease, license or other contract or agreement;

(b)
contained in mortgages, pledges, charges or other security agreements permitted under the indenture or securing Indebtedness of the Company or a Restricted Subsidiary permitted under the indenture to the extent such encumbrances or restrictions restrict the transfer or encumbrance of the property or assets subject to such mortgages, pledges, charges or other security agreements; or

(c)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary;

(6)
any encumbrance or restriction pursuant to Purchase Money Obligations and FF&E Financings or Capitalized Lease Obligations permitted under the indenture, in each case, that impose encumbrances or restrictions on the property so acquired;

(7)
any encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Stock or assets of the Company or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition;

(8)	customary provisions in leases, licenses, joint venture agreements and other similar agreements and instruments;

(9)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation or order, or required by any regulatory authority;

(10)	any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(11)	any encumbrance or restriction pursuant to Hedging Obligations;

(12)
other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be Incurred or issued subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” that impose restrictions solely on the Foreign Subsidiaries party thereto or their Subsidiaries;

(13)
any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness” if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Holders than (i) the encumbrances and restrictions contained in the Credit Agreement, together with the security documents associated therewith as in effect on the Issue Date or (ii) in comparable financings (as determined in good faith by the Company) and where, in the case of clause (ii), either (a) the Company determines at the time of issuance of such Indebtedness that such encumbrances or restrictions will not adversely affect, in any material respect, the Company’s ability to make principal or interest payments on the Notes or (b) such encumbrance or restriction applies only during the continuance of a default relating to such Indebtedness;

(14)	any encumbrance or restriction existing by reason of any lien permitted under “—Limitation on Liens”; or

(15)
any encumbrance or restriction pursuant to an agreement or instrument effecting a refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, restates, replaces, restructures or refinances, an agreement or instrument referred to in clauses (1) to (14) of this paragraph or this clause (an “Initial Agreement”) or contained in any amendment, supplement, extension, renewal, restatement, replacement, restructuring or other modification to an agreement referred to in clauses (1) to (14) of this paragraph or this clause (15); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Holders taken as a whole than the encumbrances and restrictions contained in the Initial Agreement or Initial Agreements to which such refinancing or amendment, supplement or other modification relates (as determined in good faith by the Company).

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Limitation on Sales of Assets and Subsidiary Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless:

(1)
the Company or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined in good faith by the Board of Directors of the Company, of the shares and assets subject to such Asset Disposition (including, for the avoidance of doubt, if such Asset Disposition is a Permitted Asset Swap);

(2)
in any such Asset Disposition, or series of related Asset Dispositions (except to the extent the Asset Disposition is a Permitted Asset Swap), at least 75% of the consideration from such Asset Disposition (other than Asset Dispositions of Non-Core Assets) (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be:

(a)
to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), (i) to prepay, repay or purchase any Indebtedness of a Non-Guarantor or that is secured by a Lien (in each case, other than Indebtedness owed to the Company or any Restricted Subsidiary) or Indebtedness under the Credit Agreement (or any Refinancing Indebtedness in respect thereof) within 365 days from the later of (A) the date of such Asset Disposition and (B) the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) to be reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or (ii) to prepay, repay or purchase Pari Passu Indebtedness at a price of no more than 100% of the principal amount of such Pari Passu Indebtedness plus accrued and unpaid interest to the date of such prepayment, repayment or purchase; provided further that, to the extent the Company redeem, repay or repurchase Pari Passu Indebtedness pursuant to this clause (ii), the Company shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

(b)
to the extent the Company or such Restricted Subsidiary elects, to invest in or commit to invest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary) within 365 days from the later of (i) the date of such Asset Disposition and (ii) the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive binding agreement or a commitment approved by the Board of Directors of the Company that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 365 days of such 365th day;

provided that, pending the final application of any such Net Available Cash in accordance with clause (a) or clause (b) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise use such Net Available Cash in any manner not prohibited by the indenture.

Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds” under the indenture. If the aggregate amount of Excess Proceeds under the indenture exceeds $10.0 million, the Company will within 10 Business Days be required to make an offer (“Asset Disposition Offer”) to all Holders of Notes issued under such indenture and, to the extent the Company elects, to all holders of other outstanding Pari Passu, to purchase the maximum principal amount of Notes and any such Pari Passu Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in respect of the Notes in an amount equal to 100% of the principal amount of the Notes and Pari Passu Indebtedness, in each case, plus accrued and unpaid interest, if any, to, but not including, the date of purchase, in accordance with the procedures

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set forth in the indenture or the agreements governing the Pari Passu Indebtedness, as applicable, and, with respect to the Notes, in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof. The Company will deliver notice of such Asset Disposition Offer electronically or by first-class mail, with a copy to the Trustee and Agent, to each Holder of Notes at the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, describing the transaction or transactions that constitute the Asset Disposition and offering to repurchase the Notes for the specified purchase price on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by the indenture and described in such notice.

To the extent that the aggregate amount of Notes and Pari Passu Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not prohibited by the indenture. If the aggregate principal amount of the Notes surrendered in any Asset Disposition Offer by Holders and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Excess Proceeds shall be allocated among the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Pari Passu Indebtedness, provided that no Notes or other Pari Passu Indebtedness will be selected and purchased in an unauthorized denomination. Upon completion of any Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than U.S. dollars, the amount thereof payable in respect of the Notes shall not exceed the net amount of funds in U.S. dollars that is actually received by the Company upon converting such portion into U.S. dollars.

For the purposes of clause (2) of the first paragraph of this covenant, the following will be deemed to be cash:

(1)
the assumption by the transferee of Indebtedness or other liabilities contingent or otherwise of the Company or a Restricted Subsidiary (other than Subordinated Indebtedness of the Company or a Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness or other liability in connection with such Asset Disposition;

(2)
securities, notes or other obligations received by the Company or any Restricted Subsidiary of the Company from the transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3)
Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary are released from any Guarantee of payment of such Indebtedness in connection with such Asset Disposition;

(4)	consideration consisting of Indebtedness of the Company (other than Subordinated Indebtedness) received after the Issue Date from Persons who are not the Company or any Restricted Subsidiary; and

(5)
any Designated Non-Cash Consideration received by the Company or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this covenant that is at that time outstanding, not to exceed $10 million (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value).

The Issuers will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the indenture by virtue thereof.

We expect that the Credit Agreement will prohibit or limit, and future credit agreements or other agreements to which the Issuers become a party may prohibit or limit, the Issuers from purchasing any Notes pursuant to this covenant. In the event the Issuers are prohibited from purchasing the Notes, the Issuers could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain such consent or repay such borrowings, they will remain prohibited from purchasing the Notes. In such case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the indenture.

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Limitation on Affiliate Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”) involving aggregate value in excess of $2.5 million unless:

(1)
the terms of such Affiliate Transaction taken as a whole are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction or the execution of the agreement providing for such transaction in arm’s length dealings with a Person who is not such an Affiliate;

(2)
in the event such Affiliate Transaction involves an aggregate value in excess of $10.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company; and

(3)
in the event such Affiliate Transaction involves an aggregate value in excess of $25.0 million, the Board of the Directors of the Company shall have received a written opinion from an independent investment banking, valuation, accounting or appraisal firm of recognized national standing that such Affiliate Transaction is on terms that are fair to the Company from a financial point of view.

Any Affiliate Transaction shall be deemed to have satisfied the requirements set forth in clause (2) of this paragraph if such Affiliate Transaction is approved by a majority of the Disinterested Directors, if any.

The provisions of the preceding paragraph will not apply to:

(1)	any Restricted Payment permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments,” or any Permitted Investment;

(2)
any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company or any Restricted Subsidiary, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultants’ plans (including valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) or indemnities provided on behalf of officers, employees, directors or consultants approved by the Board of Directors of the Company, in each case in the ordinary course of business;

(3)	any Management Advances and any waiver or transaction with respect thereto;

(4)
any transaction between or among the Company and any Restricted Subsidiary (or entity that becomes a Restricted Subsidiary as a result of such transaction), or between or among Restricted Subsidiaries;

(5)
the payment of compensation, reasonable fees and reimbursement of expenses to, and customary indemnities (including under customary insurance policies) and employee benefit and pension expenses provided on behalf of, directors, officers, consultants or employees of the Company or any Restricted Subsidiary of the Company (whether directly or indirectly and including through any Person owned or controlled by any of such directors, officers or employees);

(6)
the entry into and performance of obligations of the Company or any of its Restricted Subsidiaries under the terms of any transaction arising out of, and any payments pursuant to or for purposes of funding, any agreement or instrument in effect as of or on the Issue Date, as these agreements and instruments may be amended, modified, supplemented, extended, renewed or refinanced from time to time in accordance with the other terms of this covenant or to the extent not more disadvantageous to the Holders in any material respect;

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(7)
transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business, which are fair to the Company or the relevant Restricted Subsidiary in the reasonable determination of the Board of Directors or the senior management of the Company or the relevant Restricted Subsidiary, or are on terms no less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(8)
any transaction between or among the Company or any Restricted Subsidiary and any Affiliate of the Company or an Associate or similar entity that would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Affiliate, Associate or similar entity;

(9)
issuances or sales of Capital Stock (other than Disqualified Stock) of the Company or options, warrants or other rights to acquire such Capital Stock and the granting of registration and other customary rights in connection therewith or any contribution to capital of the Company or any Restricted Subsidiary;

(10)
transactions in which the Company or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (1) of the preceding paragraph;

(11)
any purchases by the Company’s Affiliates of Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries the majority of which Indebtedness or Disqualified Stock is purchased by Persons who are not the Company’s Affiliates; provided that such purchases by the Company’s Affiliates are on the same terms as such purchases by such Persons who are not the Company’s Affiliates; and

(12)
transactions entered into by an Unrestricted Subsidiary with an Affiliate prior to the redesignation of any such Unrestricted Subsidiary as a Restricted Subsidiary as described under the caption “Designation of Restricted and Unrestricted Subsidiaries.”

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Limitation on Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Limitation on Indebtedness,” the Company will be in default of such covenant.

The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Limitation on Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence before or after such designation. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the preceding conditions.

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Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any notes are outstanding, the Company will furnish to the Trustee:

(1)
within 90 days after the end of each fiscal year, annual reports of the Company containing substantially all of the financial information that would have been required to be contained in an Annual Report on Form 10-K under the Exchange Act if the Company had been a reporting company under the Exchange Act, including (A) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and (B) audited financial statements prepared in accordance with GAAP;

(2)
within 45 days after the end of each of the first three fiscal quarters of each fiscal year, quarterly reports of the Company containing substantially all of the financial information that would have been required to be contained in a Quarterly Report on Form 10-Q under the Exchange Act if the Company had been a reporting company under the Exchange Act, including (A) “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and (B) unaudited quarterly financial statements prepared in accordance with GAAP; and

(3)
within the time periods specified for filing Current Reports on Form 8-K after the occurrence of each event that would have been required to be reported in a Current Report on Form 8-K under the Exchange Act if the Company had been a reporting company under the Exchange Act, current reports containing substantially all of the information that would have been required to be contained in a Current Report on Form 8-K under the Exchange Act if the Company had been a reporting company under the Exchange Act.

At any time that any of the Subsidiaries of the Company are Unrestricted Subsidiaries, then the quarterly and annual reports required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or other comparable section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company shall furnish to noteholders, prospective investors, broker-dealers and securities analysts, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

In the event that any Parent of the Company becomes a guarantor of the Notes, the indenture will permit the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

The Company will file a copy of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods. The Company will at all times comply with Section 314(a) of the Trust Indenture Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the trustee and the Holders of the Notes if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

Limitation on Guarantees

The Company will not permit any of its Subsidiaries that are Restricted Subsidiaries, other than a Guarantor, to Guarantee the payment of any Indebtedness of the Company or any other Guarantor unless:

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(1)
such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the indenture providing for a senior Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Company or any Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes or such Guarantor’s Guarantee; provided that

(a)
if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such Guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or such Guarantor’s Guarantee of the Notes; and

(b)
if the Notes or such Guarantor’s Guarantee are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes or the Guarantor’s Guarantee are subordinated to such Indebtedness; and

(2)
such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee until payment in full of obligations under the indenture; and

(3)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a)	such Guarantee has been duly executed and authorized; and

(b)
such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principals of equity;

provided that this covenant shall not be applicable (i) to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, or (ii) in the event that the Guarantee of the Company’s obligations under the Notes or the indenture by such Subsidiary would not be permitted under applicable law.

The Company may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case, such Subsidiary shall only be required to comply with the 30-day period described above.

Limitations on Business Activities of Finance

Finance may not own any material assets or other property, other than Indebtedness or other obligations owing to Finance by the Company and its Restricted Subsidiaries and Cash Equivalents, or engage in any trade or conduct any business other than treasury, cash management, hedging and cash pooling activities and activities incidental thereto. Finance will not Incur any material liabilities or obligations other than its obligations pursuant to the Notes and pursuant to other Indebtedness permitted to be Incurred by the Company or any Guarantor and liabilities and obligations pursuant to business activities permitted by this covenant. Finance shall be a Restricted Subsidiary of the Company at all times.

Merger and Consolidation

The Company. The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:

(1)
the resulting, surviving or transferee Person (the “Successor Company”) will be a Person organized and existing under the laws of the United States of America, any State of the United States or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by supplemental indenture, executed and delivered to the

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Trustee, all the obligations of the Company under the Notes and the indenture and if such Successor Company is not a corporation, a co-obligor of the Notes is a corporation organized or existing under such laws;

(2)
immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3)
immediately after giving effect to such transaction, either (a) the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under “—Limitation on Indebtedness” or (b) the Fixed Charge Coverage Ratio would not be lower than it was immediately prior to giving effect to such transaction;

(4)
the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each to the effect that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the indenture and an Opinion of Counsel to the effect that such supplemental indenture (if any) has been duly authorized, executed and delivered and is a legal, valid and binding agreement enforceable against the Successor Company, provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact, including as to satisfaction of clauses (2) and (3) above; and

(5)
such transaction has received all required approvals by the Gaming Authorities and would not result in the loss or suspension or material impairment of any Gaming License unless a comparable replacement Gaming License is effective prior to or simultaneously with such loss, suspension or material impairment.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture but in the case of a lease of all or substantially all its assets, the predecessor company will not be released from its obligations under such indenture or the Notes.

Notwithstanding the preceding clauses (2), (3) and (4) (which do not apply to transactions referred to in this sentence), (a) any Restricted Subsidiary of the Company may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to the Company and (b) any Restricted Subsidiary may consolidate or otherwise combine with, merge into or transfer all or part of its properties and assets to any other Restricted Subsidiary. Notwithstanding the preceding clauses (2) and (3) (which do not apply to the transactions referred to in this sentence), the Company may consolidate or otherwise combine with or merge into an Affiliate incorporated or organized for the purpose of changing the legal domicile of the Company, reincorporating the Company in another jurisdiction, or changing the legal form of the Company. Notwithstanding the foregoing, the Company may reorganize into a Nevada corporation in accordance with Chapter 92A of the Nevada Revised Statutes.

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The foregoing provisions (other than the requirements of clause (2) of the first paragraph of this covenant) shall not apply to the creation of a new Subsidiary as a Restricted Subsidiary of the Company.

Guarantors. No Guarantor may:

(1)	consolidate with or merge with or into any Person, or

(2)	sell, convey, transfer or dispose of, all or substantially all its assets, in one transaction or a series of related transactions, to any Person, or

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(3)	permit any Person to merge with or into the Guarantor,
unless:

(A)	the other Person is the Company or any Guarantor or becomes a Guarantor concurrently with the transaction; or

(B)
(1) either (x) a Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes all of the obligations of the Guarantor under its Guarantee of the Notes; and (2) immediately after giving effect to the transaction, no Default has occurred and is continuing; or

(C)
the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Company or a Restricted Subsidiary) otherwise permitted by the indenture in each case, such transaction has received all required approvals by the Gaming Authorities and would not result in the loss or suspension or material impairment of any Gaming License unless a comparable replacement Gaming License is effective prior to or simultaneously with such loss, suspension or material impairment.

There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

EVENTS OF DEFAULT

Each of the following is an Event of Default under the indenture:

(1)	default in any payment of interest or Additional Interest, if any, on any Note when due and payable, continued for 30 days;

(2)
default in the payment of the principal amount of or premium, if any, on any Note issued under the indenture when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)
failure to comply with the Company’s agreements or obligations contained in the indenture for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in principal amount of the outstanding Notes;

(4)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company any of its Restricted Subsidiaries) other than Indebtedness owed to the Company or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the date hereof, which default:

(a)	is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its stated final maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(5)
certain events of bankruptcy, insolvency or court protection of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

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(6)
failure by the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Company for a fiscal period end provided as required under “—Certain Covenants—Reports”) would constitute a Significant Subsidiary), to pay final judgments aggregating in excess of $20.0 million other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy issuers, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed (the “judgment default provision”);

(7)
any revocation, suspension, expiration (without previous or concurrent renewal) or loss of any Gaming License for more than 60 days other than as a result of any Asset Sale made in accordance with the provisions of the Indenture or any voluntary relinquishment that is, in the judgment of the Board of Directors of the Company, both desirable in the conduct of the business of the Company and its subsidiaries, taken as a whole, and not disadvantageous to the Holders in any material respect; and

(8)
any Guarantee of the Notes ceases to be in full force and effect, other than in accordance with the terms of the indenture or a Guarantor denies or disaffirms its obligations under its Guarantee of the Notes, other than in accordance with the terms thereof or upon release of such Guarantee in accordance with the indenture.

However, a default under clauses (3), (4) or (6) of this paragraph will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and, with respect to clauses (3) and (6) the Company does not cure such default within the time specified in clauses (3) or (6), as applicable, of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (5) above with respect to the Company) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least 25% in principal amount of the outstanding Notes by written notice to the Company and the Trustee, may, and the Trustee (subject to certain conditions) at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, including Additional Interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest, including Additional Interest, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (4) under “—Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to clause (4) shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest, including Additional Interest, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

If an Event of Default described in clause (5) above with respect to the Company occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, including Additional Interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in principal amount of the outstanding Notes under the indenture may waive all past or existing Defaults or Events of Default (except with respect to nonpayment of principal, premium or interest, including Additional Interest, if any) and rescind any such acceleration with respect to such Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

If an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee and Agent indemnity or security satisfactory to the Trustee and Agent against any fee, loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no Holder may pursue any remedy with respect to the indenture or the Notes unless:

(1)	such Holder has previously given the Trustee written notice that an Event of Default is continuing;

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(2)	Holders of at least 25% in principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;

(3)	such Holders have offered in writing the Trustee and Agent security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt of the written request and the offer of security or indemnity; and

(5)
the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a written direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The indenture will provide that, in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the indenture, the Trustee or Agent will be entitled to indemnification satisfactory to it against all liabilities, losses, expenses caused by taking or not taking such action.

The indenture will provide that if a Default occurs and is continuing and the Trustee is informed of such occurrence by the Company, the Trustee must give notice of the Default to the Holders within 60 days after being notified by the Company. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. The Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company is required to deliver to the Trustee and Agent, within 30 days after the occurrence thereof, written notice of any events of which they are aware which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Notwithstanding any other provision of the Indenture, the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations described above under the heading “—Certain Covenants—Reports,” and for any failure to comply with the requirements of Section 314(a) of the Trust Indenture Act, will for the 365 days after the occurrence of such an Event of Default consist exclusively of the right to receive additional interest on the principal amount of the Notes at a rate equal to 0.50% per annum. This additional interest will be payable in the same manner and subject to the same terms as other interest payable under the Indenture. This additional interest will accrue on all outstanding Notes from and including the date on which an Event of Default relating to a failure to comply with the reporting obligations described above under the heading “—Certain Covenants—Reports” or Section 314(a) of the Trust Indenture Act first occurs to but excluding the 365th day thereafter (or such earlier date on which the Event of Default relating to such reporting obligations is cured or waived). If the Event of Default resulting from such failure to comply with the reporting obligations is continuing on such 365th day, such additional interest will cease to accrue and the Notes will be subject to the other remedies provided under the heading “—Events of Default.”

The Notes will provide for the Trustee to take action on behalf of the Holders in certain circumstances, but only if the Trustee is indemnified to its satisfaction. It may not be possible for the Trustee to take certain actions in relation to the Notes and, accordingly, in such circumstances the Trustee will be unable to take action, notwithstanding the provision of an indemnity to it, and it will be for Holders to take action directly.

AMENDMENTS AND WAIVERS

Subject to certain exceptions, the Note Documents may be amended, supplemented or otherwise modified with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) and, subject to certain exceptions, any default or compliance with any provisions thereof may be waived with the consent of the Holders of a majority in principal amount of the Notes then

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outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). However an amendment or waiver may not, with respect to any such Notes held by a non-consenting Holder:

(1)	reduce the principal amount of such Notes whose Holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any such Note (other than provisions relating to Change of Control and Asset Dispositions);

(3)	reduce the principal of or extend the Stated Maturity of any such Note;

(4)	reduce the premium payable upon the redemption of any such Note or change the time at which any such Note may be redeemed, in each case as described above under “—Optional Redemption;”

(5)	make any such Note payable in money other than that stated in such Note;

(6)
impair the right of any Holder to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any such payment on or with respect to such Holder’s Notes;

(7)
waive a Default or Event of Default with respect to the nonpayment of principal, premium or interest (except pursuant to a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration); or

(8)	make any change in the amendment or waiver provisions which require the Holders’ consent described in this sentence.

Notwithstanding the foregoing, without the consent of any Holder, the Company, the Trustee and the other parties thereto, as applicable, may amend or supplement any Note Documents to:

(1)	cure any ambiguity, omission, mistake, defect, error or inconsistency, conform any provision to this “Description of the Notes,” or reduce the minimum denomination of the Notes;

(2)	provide for the assumption by a successor Person of the obligations of the Company under any Note Document;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)	add to the covenants or provide for a Guarantee for the benefit of the Holders or surrender any right or power conferred upon the Company or any Restricted Subsidiary;

(5)	make any change that does not adversely affect the rights of any Holder in any material respect;

(6)	make such provisions as necessary (as determined in good faith by the Company) for the issuance of Exchange Notes and/or Additional Notes;

(7)
to provide for any Restricted Subsidiary to provide a Guarantee in accordance with the Covenant described under “—Certain Covenants—Limitation on Indebtedness,” to add Guarantees with respect to the Notes, to add security to or for the benefit of the Notes, or to confirm and evidence the release, termination, discharge or retaking of any Guarantee or Lien with respect to or securing the Notes when such release, termination, discharge or retaking is provided for under the indenture;

(8)
to evidence and provide for the acceptance and appointment under the indenture of a successor Trustee or any Agent pursuant to the requirements thereof or to provide for the accession by the Trustee or any Agent to any Note Document; or

(9)
to make any amendment to the provisions of the indenture relating to the transfer and legending of Notes as permitted by the indenture, including, without limitation, to facilitate the issuance and administration of Notes; provided, however, that (i) compliance with the indenture as so amended would not result in Notes being transferred in violation

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of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the indenture to approve the particular form of any proposed amendment of any Note Document. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under the indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender.

DEFEASANCE

The Issuers at any time may terminate all obligations of the Issuers under the Notes and the indenture (“legal defeasance”) and cure all then existing Defaults and Events of Default, except for certain obligations, including those respecting the defeasance trust, the rights, powers, trusts, duties, immunities and indemnities of the Trustee and the obligations of the Issuers in connection therewith and obligations concerning issuing temporary Notes, registrations of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust.

The Issuers at any time may terminate their obligations under the covenants described under “—Certain Covenants” (other than clauses (1) and (2) of “—Merger and Consolidation”) and “—Change of Control” and the default provisions relating to such covenants described under “—Events of Default” above, the operation of the cross-default upon a payment default, the cross acceleration provisions, the bankruptcy provisions with respect to the Issuers and Significant Subsidiaries, the judgment default provision and the guarantee provision described under “—Events of Default” above (“covenant defeasance”).

The Issuers at their option at any time may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Issuers exercise their covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5) (with respect only to the Issuers and Significant Subsidiaries), (6) or (7) under “—Events of Default” above.

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Agent, as paying agent, cash in dollars or U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee and the Agent of:

(1)
an Opinion of Counsel in the United States stating that Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and in the case of legal defeasance only, such Opinion of Counsel in the United States must be based on a ruling of the U.S. Internal Revenue Service or change in applicable U.S. federal income tax law since the issuance of the Notes);

(2)
an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions, following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code, as amended;

(3)	an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying, defrauding or preferring any creditors of the Issuers; and

(4)
an Officer’s Certificate and an Opinion of Counsel (which opinion of counsel may be subject to customary assumptions and exclusions), each stating that that all conditions precedent provided for or relating to legal defeasance or covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

The indenture will be discharged and cease to be of further effect (except as to surviving rights of conversion or transfer or exchange of the Notes, as expressly provided for in the indenture) as to all outstanding Notes when (1) either (a) all the Notes

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previously authenticated and delivered (other than certain lost, stolen or destroyed Notes and certain Notes for which provision for payment was previously made and thereafter the funds have been released to the Issuers) have been delivered to the Agent for cancellation; or (b) all Notes not previously delivered to the Agent for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Agent for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers; (2) the Issuers have deposited or caused to be deposited with the Agent, money or U.S. Government Obligations, or a combination thereof, as applicable, in an amount sufficient to pay and discharge the entire indebtedness on the Notes not previously delivered to the Agent for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be; (3) the Issuers have paid or caused to be paid all other sums payable under the indenture; and (4) the Issuers have delivered to the Trustee and Agent an Officer’s Certificate and an Opinion of Counsel each to the effect that all conditions precedent under the “—Satisfaction and Discharge” section of the indenture relating to the satisfaction and discharge of the indenture have been complied with; provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with the foregoing clauses (1), (2) and (3)).

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

No director, officer, employee, incorporator or shareholder of the Issuers or any of their respective Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuers under the Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.

CONCERNING THE TRUSTEE AND CERTAIN AGENTS

U.S. Bank, National Association will be appointed as Trustee and Deutsche Bank Trust Company Americas will be appointed as Agent (in each of such capacities as paying agent, registrar and transfer agent) under the indenture. The indenture will provide that, except during the continuance of an Event of Default, the Trustee and the Agent each will perform only such duties as are set forth specifically in such indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care that a prudent Person would use in conducting its own affairs. The permissive rights of the Trustee to take or refrain from taking any action enumerated in the indenture will not be construed as an obligation or duty.

The indenture will impose certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Issuers and their respective Affiliates and Subsidiaries.

The indenture sets out the terms under which the Trustee or the Agent may retire or be removed, and replaced. Such terms will include, among others, (1) that the Trustee may be removed at any time by the Holders of a majority in principal amount of then outstanding Notes, or may resign at any time by giving written notice to the Issuers and (2) that if the Trustee at any time (a) has or acquires a conflict of interest that is not eliminated, (b) fails to meet certain minimum limits regarding the aggregate of its capital and surplus or (c) becomes incapable of acting as Trustee or becomes insolvent or bankrupt, then the Issuers may remove the Trustee, or any Holder who has been a bona fide Holder for not less than 6 months may petition any court for removal of the Trustee and appointment of a successor Trustee.

Any removal or resignation of the Trustee shall not become effective until the acceptance of appointment by the successor Trustee.

The indenture will contain provisions for the indemnification of the Trustee and the Agent for any loss, liability, taxes and expenses incurred without gross negligence, willful misconduct or bad faith on its part, arising out of or in connection with the acceptance or administration of the indenture.

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NOTICES

All notices to Holders of Notes will be validly given if mailed to them at their respective addresses in the register of the Holders of the Notes, if any, maintained by the registrar. For so long as any Notes are represented by Global Notes, all notices to Holders of the Notes will be delivered to DTC, delivery of which shall be deemed to satisfy the requirements of this paragraph, which will give such notices to the Holders of Book-Entry Interests.

Each such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made; provided that, if notices are mailed, such notice shall be deemed to have been given on the later of such publication and the seventh day after being so mailed. Any notice or communication mailed to a Holder shall be mailed to such Person by first-class mail or other equivalent means and shall be sufficiently given to him if so mailed within the time prescribed. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

PRESCRIPTION

Subject to applicable law, claims against the Issuers for the payment of principal, or premium, if any, on the Notes will be prescribed 10 years after the applicable due date for payment thereof. Subject to applicable law, claims against the Issuers for the payment of interest on the Notes will be prescribed five years after the applicable due date for payment of interest.

GOVERNING LAW

The indenture and the Notes, including any Note Guarantees, and the rights and duties of the parties thereunder shall be governed by and construed in accordance with the laws of the State of New York.

CERTAIN DEFINITIONS

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary, or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with such Person becoming a Restricted Subsidiary of the Company or such acquisition or (3) of a Person at the time such Person merges with or into or consolidates or otherwise combines with the Company or any Restricted Subsidiary. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets and, with respect to clause (3) of the preceding sentence, on the date of the relevant merger, consolidation or other combination.

“Additional Assets” means:

(1)
any property or assets (other than Capital Stock) used or to be used by the Company, a Restricted Subsidiary or otherwise useful in a Similar Business (it being understood that capital expenditures on property or assets already used in a Similar Business or to replace any property or assets that are the subject of such Asset Disposition shall be deemed an investment in Additional Assets);

(2)
the Capital Stock of a Person that is engaged in a Similar Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company.

“Additional Interest” means all additional interest then owning pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with

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respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Premium” means the greater of (A) 1.0% of the principal amount of such Note and (B) on any redemption date, the excess (to the extent positive) of:

(a)
the present value at such redemption date of (i) the redemption price of such Note at May 15, 2015 (such redemption price (expressed in percentage of principal amount) being set forth in the table under “—Optional Redemption” (excluding accrued but unpaid interest)), plus (ii) all required interest payments due on such Note to and including such date set forth in clause (i) (excluding accrued but unpaid interest), computed upon the redemption date using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of such Note;

in each case, as calculated by the Company or on behalf of the Company by such Person as the Company shall designate.

“Asset Disposition” means:

(a)
the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Leaseback Transaction) of the Company (other than Capital Stock of the Company) or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(b)
the issuance or sale of Capital Stock of any Restricted Subsidiary (other than Preferred Stock or Disqualified Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness” or directors’ qualifying shares and shares issued to foreign nationals as required under applicable law), whether in a single transaction or a series of related transactions;

in each case, other than:

(1)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2)	a disposition of cash or Cash Equivalents;

(3)	a disposition of inventory or other assets in the ordinary course of business;

(4)
a disposition of obsolete, surplus or worn out equipment or other assets or equipment or other assets that are no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries;

(5)	transactions permitted under “—Certain Covenants—Merger and Consolidation—The Company” or a transaction that constitutes a Change of Control;

(6)
an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary or as part of or pursuant to an equity incentive or compensation plan approved by the Board of Directors;

(7)
any dispositions of Capital Stock, properties or assets in a single transaction or series of related transactions with a fair market value (as determined in good faith by the Company) of less than $5.0 million;

(8)
any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments” and the making of any Permitted Payment or Permitted Investment or, solely for purposes of clause (3) of the first paragraph under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock,” asset sales, the proceeds of which are used to make such Restricted Payments or Permitted Investments;

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(9)	dispositions in connection with Permitted Liens and granting of Permitted Liens;

(10)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings;

(11)
the licensing or sub-licensing of intellectual property or other general intangibles and licenses, sub-licenses, leases or subleases of other property, in each case, in the ordinary course of business;

(12)	foreclosure, condemnation or any similar action with respect to any property or other assets;

(13)
the sale or discount (with or without recourse, and on customary or commercially reasonable terms and for credit management purposes) of accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(14)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(15)
any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired, or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(16)	to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(17)
any financing transaction with respect to property constructed, acquired, replaced, repaired or improved (including any reconstruction, refurbishment, renovation and/or development of real property) by the Company or any Restricted Subsidiary after the Issue Date, including Sale and Leaseback Transactions and asset securitizations, permitted by the indenture; and

(18)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind.

“Associate” means (i) any Person engaged in a Similar Business of which the Company or its Restricted Subsidiaries are the legal and beneficial owners of between 20% and 50% of all outstanding Voting Stock and (ii) any joint venture entered into by the Company or any Restricted Subsidiary of the Company.

“Board of Directors” means (1) with respect to the Company or any corporation, the board of directors or managers, as applicable, of the corporation, or any duly authorized committee thereof; (2) with respect to any partnership, the board of directors or other governing body of the general partner of the partnership or any duly authorized committee thereof; and (3) with respect to any other Person, the board or any duly authorized committee of such Person serving a similar function. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval).

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, or the place of payment on the Notes in the United States are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares of, rights to purchase, warrants, options or depositary receipts for, or other equivalents of or partnership or other interests in (however designated), equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes on the basis of GAAP. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined on the basis of

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GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)
(a) United States dollars, euro, or any national currency of any member state of the European Union; or (b) any other foreign currency held by the Company and the Restricted Subsidiaries in the ordinary course of business;

(2)
securities issued or directly and fully Guaranteed or insured by the United States or Canadian governments, a member state of the European Union or, in each case, any agency or instrumentality of thereof (provided that the full faith and credit of such country or such member state is pledged in support thereof), having maturities of not more than two years from the date of acquisition;

(3)
certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any Lender or by any bank or trust company (a) whose commercial paper is rated at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s (or if at the time neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) or (b) (in the event that the bank or trust company does not have commercial paper which is rated) having combined capital and surplus in excess of $250 million;

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) entered into with any bank meeting the qualifications specified in clause (3) above;

(5)
commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or “P-2” or the equivalent thereof by Moody’s or carrying an equivalent rating by a Nationally Recognized Statistical Rating Organization, if both of the two named rating agencies cease publishing ratings of investments or, if no rating is available in respect of the commercial paper, the issuer of which has an equivalent rating in respect of its long-term debt, and in any case maturing within one year after the date of acquisition thereof;

(6)
readily marketable direct obligations issued by any state of the United States of America, any province of Canada, any member of the European Union or any political subdivision thereof, in each case, having one of the two highest rating categories obtainable from either Moody’s or S&P (or, if at the time, neither is issuing comparable ratings, then a comparable rating of another Nationally Recognized Statistical Rating Organization) with maturities of not more than two years from the date of acquisition;

(7)
bills of exchange issued in the United States, Canada, a member state of the European Union or Japan eligible for rediscount at the relevant central bank and accepted by a bank (or any dematerialized equivalent);

(8)	interests in any investment company, money market or enhanced high yield fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (7) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above, provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within 10 Business Days following the receipt of such amounts.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight draft facility that is not in default): ACH transactions, treasury and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services.

“Casino Related Facility” means a (i) gaming establishment owned by the Company or a Restricted Subsidiary, (ii) any hotel or similar hospitality facility owned by the Company or a Restricted Subsidiary and serving a gaming establishment owned by the Company or a Restricted Subsidiary or (iii) any building, restaurant, theater, amusement park or other entertainment facility, parking or recreational vehicle facilities or retail shops located at or adjacent to, and directly ancillary to, a gaming establishment owned by the Company or a Restricted Subsidiary and used or to be used in connection with such a gaming establishment owned by the Company or a Restricted Subsidiary.

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“Change of Control” means:

(1)
the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2)
the sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to a Person, other than a Restricted Subsidiary.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated EBITDA” for any period means the Consolidated Net Income for such period:

(1)	increased (without duplication) by:

(a)
provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b)
Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, plus amounts excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (w), (x) and (y) in clause (1) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d)
any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Credit Agreement, and (ii) any amendment or other modification of the Notes or the Credit Agreement, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e)
any other non-cash charges, write-downs, expenses, losses or items reducing Consolidated Net Income for such period including any impairment charges or the impact of purchase accounting, (excluding any such non-cash charge, write-down or item to the extent it represents an accrual or reserve for a cash expenditure for a future period) or other items classified by the Company as special items less other non-cash items of income increasing Consolidated Net Income (excluding any such non-cash item of income to the extent it represents a receipt of cash in any future period); plus

(f)
the amount of net cost savings projected by the Company in good faith to be realized in connection with any Investment, acquisition, disposition, merger, consolidation, reorganization or restructuring (each, a “Specified Transaction”), taken or initiated prior to or during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized or expected to be realized prior to or during such period from such actions; provided that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions have been taken or will be taken within 12 months of the date of such Specified Transaction, and (z) the aggregate amount of such cost savings that are included in this clause (f) shall not exceed $10.0 million in any four quarter period; plus

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(g)
any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of equity interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments;” plus

(h)
pre-opening costs that are required by GAAP to be charged as an expense prior to or upon opening and grand opening promotional expenses of the type that the Company has historically netted out of its sales in accordance with GAAP, in each case, to the extent that such expenses were deducted in computing such Consolidated Net Income; plus

(i)
cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (2) below for any previous period and not added back; plus

(j)	any net loss included in the consolidated financial statements due to the application of Accounting Standard Codification Topic 810 and related pronouncements; plus

(k)
realized foreign exchange losses resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Company and its Restricted Subsidiaries; plus

(l)
net realized losses from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements;

(2)
decreased (without duplication) by non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated EBITDA in such prior period; plus (b) realized foreign exchange income or gains resulting from the impact of foreign currency changes on the valuation of assets or liabilities on the balance sheet of the Company and its Restricted Subsidiaries; plus (c) any net realized income or gains from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standard Codification Topic 815 and related pronouncements, plus (d) any net income included in the consolidated financial statements due to the application of Accounting Standard Codification Topic 810 and related pronouncements, and

(3)	increased or decreased (without duplication) by, as applicable, any adjustments resulting for the application of Accounting Standards Codification Topic 460 or any comparable regulation.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)
consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding accretion or accrual of discounted liabilities other than Indebtedness; plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

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For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Restricted Subsidiaries determined on a consolidated basis on the basis of GAAP; provided, however, that there will not be included in such Consolidated Net Income:

(1)
subject to the limitations contained in clause (3) below, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution or return on investment or could have been distributed, as reasonably determined by an Officer of the Company (subject, in the case of a dividend or other distribution or return on investment to a Restricted Subsidiary, to the limitations contained in clause (2) below);

(2)
solely for the purpose of determining the amount available for Restricted Payments under clause (c)(i) of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments,” any net income (loss) of any Restricted Subsidiary (other than Guarantors) if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company or a Guarantor by operation of the terms of such Restricted Subsidiary’s charter or any agreement, instrument, judgment, decree, order, statute or governmental rule or regulation applicable to such Restricted Subsidiary or its shareholders (other than (a) restrictions that have been waived or otherwise released), (b) restrictions pursuant to the Notes or the indenture, and (c) restrictions specified in clause (12) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Restrictions on Distributions from Restricted Subsidiaries”), except that the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash or Cash Equivalents actually distributed or that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause);

(3)
any net gain (or loss) realized upon the sale or other disposition of any asset or disposed operations of the Company or any Restricted Subsidiaries (including pursuant to any Sale and Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Company);

(4)	any extraordinary, exceptional, unusual or nonrecurring gain, loss, charge or expense or any charges, expenses or reserves in respect of any restructuring, redundancy or severance expense;

(5)	the cumulative effect of a change in accounting principles

(6)
any (i) non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions and (ii) income (loss) attributable to deferred compensation plans or trusts;

(7)
all deferred financing costs written off and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness and any net gain (loss) from any write-off or forgiveness of Indebtedness;

(8)
any unrealized gains or losses in respect of Hedging Obligations or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Obligations;

(9)
any unrealized foreign currency transaction gains or losses in respect of Indebtedness of any Person denominated in a currency other than the functional currency of such Person and any unrealized foreign exchange gains or losses relating to translation of assets and liabilities denominated in foreign currencies;

(10)
any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Restricted Subsidiary owing to the Company or any Restricted Subsidiary;

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(11)
any purchase accounting effects including, but not limited to, adjustments to inventory, property and equipment, software and other intangible assets and deferred revenue in component amounts required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and the Restricted Subsidiaries), as a result of any consummated acquisition, or the amortization or write-off of any amounts thereof (including any write-off of in process research and development);

(12)	any goodwill or other intangible asset impairment charge or write-off;

(13)	any after-tax effect of income (loss) from the early extinguishment or cancellation of Indebtedness or Hedging Obligations or other derivative instruments;

(14)
accruals and reserves that are established within twelve months after the Issue Date that are so required to be established as a result of the transactions in connection with the Offering in accordance with GAAP;

(15)
any net unrealized gains and losses resulting from Hedging Obligations or embedded derivatives that require similar accounting treatment and the application of Accounting Standards Codification Topic 815 and related pronouncements shall be excluded; and

(16)
the amount of any expense to the extent a corresponding amount is received in cash by the Company and the Restricted Subsidiaries from a Person other than the Company or any Restricted Subsidiaries under any agreement providing for reimbursement of any such expense, provided such reimbursement payment has not been included in determining Consolidated Net Income (it being understood that if the amounts received in cash under any such agreement in any period exceed the amount of expense in respect of such period, such excess amounts received may be carried forward and applied against expense in future periods).

“Consolidated Net Tangible Assets” means, with respect to any Person, the Total Assets of such Person and its Restricted Subsidiaries less goodwill and intangibles (other than intangibles arising from, or relating to, intellectual property, licenses or permits of such Person), in each case calculated in accordance with GAAP, provided that in the event that such Person or any of its Restricted Subsidiaries assumes or acquires any assets in connection with the acquisition by such Person and its Restricted Subsidiaries of another Person subsequent to the commencement of the period for which the Consolidated Net Tangible Assets is being calculated but prior to the event for which the calculation of the Consolidated Net Tangible Assets is made, then the Consolidated Net Tangible Assets shall be calculated giving pro forma effect to such assumption or acquisition of assets, as if the same had occurred at the beginning of the applicable period.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)
to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Agreement” means the Credit Agreement that was entered into on May 9, 2012 by and among the Company, certain of the Company’s Subsidiaries identified therein as guarantors, and Deutsche Bank Trust Company Americas, as administrative agent and collateral agent, and the other lenders party thereto, together with the related documents thereto (including the revolving loans thereunder, any letters of credit and reimbursement obligations related thereto, any Guarantees, security

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documents, mortgages, instruments and security agreements), as amended, extended, renewed, restated, refunded, replaced, restructured, refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any one or more agreements (and related documents) governing Indebtedness, including indentures, incurred to refinance, amend, extend, renew, restate, refund, replace, restructure, supplement or modify, substitute, supplement, replace or add to (including increasing the amount available for borrowing or adding or removing any Person as a borrower, issuer or guarantor thereunder, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement, refinance to different lenders or one or more successors to the Credit Agreement or one or more new credit agreements.

“Credit Facility” means, with respect to the Company or any of its Subsidiaries, one or more debt facilities, indentures or other arrangements (including the Credit Agreement or commercial paper facilities, receivables financing and overdraft facilities) with banks, other institutions or investors providing for revolving credit loans, term loans, notes, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions and whether provided under the original Credit Agreement or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any notes and letters of credit issued pursuant thereto and any, guarantee, Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (1) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers or guarantors thereunder, (3) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder, (4) changing the administrative agent or lenders or (5) otherwise altering the terms and conditions thereof.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Company) of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

“Disinterested Director” means, with respect to any Affiliate Transaction, a member of the Board of Directors of the Company having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. A member of the Board of Directors of the Company shall be deemed not to have such a financial interest by reason of such member’s holding Capital Stock of the Company or any options, warrants or other rights in respect of such Capital Stock.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable for cash or in exchange for Indebtedness pursuant to a sinking fund obligation or otherwise; or

(2)
is or may become (in accordance with its terms) upon the occurrence of certain events or otherwise redeemable or repurchasable for cash or in exchange for Indebtedness at the option of the holder of the Capital Stock in whole or in part, in each case on or prior to the earlier of (a) the Stated Maturity of the Notes or (b) the date on which there are no Notes outstanding; provided, however, that (i) only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock and (ii) any Capital Stock that would constitute Disqualified Stock solely

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because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (howsoever defined or referred to) shall not constitute Disqualified Stock if any such redemption or repurchase obligation is subject to compliance by the relevant Person with the covenant described under “—Certain Covenants—Limitation on Restricted Payments;” provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“DTC” means The Depository Trust Company or any successor securities clearing agency.

“Equity Offering” means a sale of Capital Stock (other than Disqualified Stock) of the Company other than offerings registered on Form S-8 (or any successor form) under the Securities Act or any similar offering in other jurisdictions.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Exchange Notes” means the debt securities of the Company issued pursuant to the indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by the Company as capital contributions to the equity (other than through the issuance of Disqualified Stock) of the Company after the Issue Date or from the issuance or sale (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any Subsidiary of the Company for the benefit of their employees to the extent funded by the Company or any Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company, in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company.

“fair market value” may be conclusively established by means of an Officer’s Certificate or resolutions of the Board of Directors of the Company setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

“FF&E” means furniture, fixtures and equipment used in the ordinary course of business in the operation of a Similar Business.

“FF&E Financing” means Indebtedness, the proceeds of which will be used solely to finance or refinance the acquisition or lease by the Company or a Restricted Subsidiary of FF&E.

“Fixed Charge Coverage Ratio” means, with respect to any Person on any determination date, the ratio of Consolidated EBITDA of such Person for the most recent four consecutive fiscal quarters ending immediately prior to such determination date for which internal consolidated financial statements are available to the Fixed Charges of such Person for four consecutive fiscal quarters. In the event that the Company or any Restricted Subsidiary Incurs, assumes, Guarantees, redeems, defeases, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, Guarantee, redemption, defeasance, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period; provided, however, that the pro forma calculation shall not give effect to any Indebtedness Incurred on such determination date pursuant to the provisions described in the second paragraph under “—Certain Covenants—Limitation on Indebtedness.”

For purposes of making the computation referred to above, any Investments, acquisitions, dispositions, mergers, consolidations and disposed operations that have been made by the Company or any of its Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge

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Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed or discontinued operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or chief accounting officer of the Company (including cost savings; provided that (x) such cost savings are reasonably identifiable, reasonably attributable to the action specified and reasonably anticipated to result from such actions and (y) such actions have been taken or initiated and the benefits resulting therefrom are anticipated by the Company to be realized within twelve (12) months). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed with a pro forma basis shall be computed based on the Fixed Charge Coverage Ratio Calculation Date except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such Period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of any Subsidiary of such Person during such period; and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during this period.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia, and any Subsidiary of such Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of any calculation or determination required hereunder. Except as otherwise set forth in the indenture, all ratios and calculations based on GAAP contained in the indenture shall be computed in accordance with GAAP. At any time after the Issue Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the indenture), including as to the ability of the Company to make an election pursuant to the previous sentence; provided that any such election, once made, shall be irrevocable; provided, further, that any calculation or determination in the indenture that require the application of GAAP for periods that include fiscal quarters ended prior to the Company’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP; provided, further again, that the Company may only make such election if it also elects to report any subsequent financial reports required to be made by the Company, including pursuant to Section 13 or Section 15(d) of the Exchange Act and the covenants set forth under “Reports,” in IFRS. The Company shall give notice of any such election made in accordance with this definition to the Trustee and the Holders.

“Gaming Authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States federal or any foreign government, any state, province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, with authority to regulate any gaming operation (or proposed gaming operation) owned, managed, or operated by the Company or any of its Subsidiaries.

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“Gaming Law” means the provisions of any gaming laws or regulations of any state or jurisdiction to which the Company or any of its Subsidiaries is, or may at any time after the date of the Indenture, be subject.

“Gaming License” means every finding of suitability, registration, license, franchise or other finding of suitability, registration, approval or authorization required to own, lease, operate or otherwise conduct or manage riverboat, dockside or land-based gaming activities in any state or jurisdiction in which the Company or any of its Subsidiaries conducts business and all applicable liquor licenses.

“Governmental Authority” means any nation, sovereign or government, any state, province, territory or other political subdivision thereof, and any entity or authority exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government, including a central bank or stock exchange.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, including any such obligation, direct or indirect, contingent or otherwise, of such Person:

(1)
to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)
entered into primarily for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any Restricted Subsidiary that Guarantees the Notes.

“Hedging Obligations” means, with respect to any person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contracts, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

“Holder” means each Person in whose name the Notes are registered on the registrar’s books, which shall initially be the respective nominee of DTC.

“Immaterial Subsidiary” means any Restricted Subsidiary that (i) has not guaranteed any other Indebtedness of the Company and (ii) has Total Assets together with all other Immaterial Subsidiaries (as determined in accordance with GAAP) and Consolidated EBITDA of less than 5.0% of the Company’s Total Assets and Consolidated EBITDA (measured, in the case of Total Assets, at the end of the most recent fiscal period for which internal financial statements are available and, in the case of Consolidated EBITDA, for the four quarters ended most recently for which internal financial statements are available, in each case measured on a pro forma basis giving effect to any acquisitions or depositions of Company, division or lines of business since such balance sheet date or the start of such four quarter period, as applicable, and on or prior to the date of acquisition of such Subsidiary).

“Incur” means issue, create, assume, enter into any Guarantee of, incur, extend or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing and any Indebtedness pursuant to any revolving credit or similar facility shall only be “Incurred” at the time any funds are borrowed thereunder.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of indebtedness of such Person for borrowed money;

(2)	the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

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(3)
all reimbursement obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (the amount of such obligations being equal at any time to the aggregate then undrawn and unexpired amount of such letters of credit or other instruments plus the aggregate amount of drawings thereunder that have been reimbursed) (except to the extent such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of Incurrence);

(4)
the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (except trade payables), which purchase price is due more than one year after the date of placing such property in service or taking final delivery and title thereto;

(5)	Capitalized Lease Obligations of such Person;

(6)
the principal component of all obligations, or liquidation preference, of such Person with respect to any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7)
the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such asset at such date of determination (as determined in good faith by the Company) and (b) the amount of such Indebtedness of such other Persons;

(8)	Guarantees by such Person of the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person; and

(9)
to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the net payments under such agreement or arrangement giving rise to such obligation that would be payable by such Person at the termination of such agreement or arrangement).

The term “Indebtedness” shall not include any lease, concession or license of property (or Guarantee thereof) which would be considered an operating lease under GAAP as in effect on the Issue Date, any prepayments of deposits received from clients or customers in the ordinary course of business, or obligations under any license, permit or other approval (or Guarantees given in respect of such obligations) Incurred prior to the Issue Date or in the ordinary course of business.

The amount of Indebtedness of any Person at any time in the case of a revolving credit or similar facility shall be the total amount of funds borrowed and then outstanding. The amount of Indebtedness of any Person at any date shall be determined as set forth above or otherwise provided in the indenture, and (other than with respect to letters of credit or Guarantees or Indebtedness specified in clause (7) above) shall equal the amount thereof that would appear on a balance sheet of such Person (excluding any notes thereto) prepared on the basis of GAAP.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i)	Contingent Obligations Incurred in the ordinary course of business;

(ii)	Cash Management Services;

(iii)
in connection with the purchase by the Company or any Restricted Subsidiary of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid in a timely manner; or

(iv)
for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions or similar claims, obligations or contributions or social security or wage Taxes.

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“Independent Financial Advisor” means an investment banking or accounting firm of international standing or any third party appraiser of international standing; provided, however, that such firm or appraiser is not an Affiliate of the Company.

“Initial Purchasers” means Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Jefferies & Company, Inc. and Macquarie Capital (USA) Inc. (each an “Initial Purchaser”).

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan or other extensions of credit (other than advances or extensions of credit to customers, suppliers, directors, officers or employees of any Person in the ordinary course of business, and excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or the Incurrence of a Guarantee of any obligation of, or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such other Persons and all other items that are or would be classified as investments on a balance sheet prepared on the basis of GAAP; provided, however, that endorsements of negotiable instruments and documents in the ordinary course of business will not be deemed to be an Investment. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time.

For purposes of “—Certain Covenants—Limitation on Restricted Payments” and “—Designation of Restricted and Unrestricted Subsidiaries:”

(1)
“Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors of the Company in good faith) of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary; and

(2)
any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means May 9, 2012.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Management Advances” means loans or advances made in the ordinary course of business to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of the Company or any Restricted Subsidiary:

(1)
(a) in respect of travel, entertainment or moving related expenses Incurred in the ordinary course of business or (b) for purposes of funding any such person’s purchase of Capital Stock (or similar obligations) of the Company or its Subsidiaries with (in the case of this sub-clause (b)) the approval of the Board of Directors; or

(2)	in respect of moving related expenses Incurred in connection with any closing or consolidation of any facility or office.

“Moody’s” means Moody’s Investors Service, Inc. or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Nationally Recognized Statistical Rating Organization” means a nationally recognized statistical rating organization within the meaning of Rule 436 under the Securities Act.

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“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)
all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Taxes paid or reasonably estimated to be required to be paid or accrued as a liability under GAAP (after taking into account any otherwise available tax credits or deductions of the Issuers (or any of their Subsidiaries) and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)
all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)
all distributions and other payments required to be made to minority interest holders (other than the Company or any of its respective Subsidiaries) in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)
the deduction of appropriate amounts required to be provided by the seller as a reserve, on the basis of GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Core Asset” means assets that comprise or consist of the (i) Terrible’s Casino & Bowl in Henderson, Nevada, (ii) Gold Ranch Casino & RV Resort in Verdi, Nevada, (iii) Dayton Depot Casino in Dayton, Nevada and (iv) Sands Regency Casino Hotel in Reno, Nevada, including, in each case, all real and personal property related, complementary, incidental or ancillary to any of the foregoing assets.

“Non-Guarantor” means any Restricted Subsidiary that is not a Guarantor.

“Note Documents” means the Notes (including Additional Notes), the Guarantees and the indenture.

“Offering” means the offering of the Notes and the application of the proceeds thereof.

“Officer” means, with respect to any Person, (1) the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Managing Director, or the Secretary (a) of such Person or (b) if such Person is owned or managed by a single entity, of such entity, or (2) any other individual designated as an “Officer” for the purposes of the indenture by the Board of Directors of such Person.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by one Officer of such Person.

“Opinion of Counsel” means a written opinion from legal counsel reasonably satisfactory to the Trustee. The counsel may be an employee of or counsel to the Company or its Subsidiaries.

“Pari Passu Indebtedness” means Indebtedness of the Company which ranks equally in right of payment to the Notes or any Guarantor if such Guarantee ranks equally in right of payment to the Guarantees of the Notes.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of assets used or useful in a Similar Business or a combination of such assets and cash, Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received in excess of the value of any cash or Cash Equivalents sold or exchanged must be applied in accordance with the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.”

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“Permitted Investment” means (in each case, by the Company or any of its Restricted Subsidiaries):

(1)
Investments in (a) a Restricted Subsidiary (including the Capital Stock of a Restricted Subsidiary) or the Company or (b) a Person (including the Capital Stock of any such Person) that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)
Investments in another Person if such Person is engaged in any Similar Business and as a result of such Investment such other Person is merged, consolidated or otherwise combined with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

(3)	Investments in cash or Cash Equivalents;

(4)	Investments in receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business;

(5)
Investments in payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	Management Advances;

(7)
Investments received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization or similar arrangement including upon the bankruptcy or insolvency of a debtor or otherwise with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including an Asset Disposition;

(9)
Investments existing or pursuant to agreements or arrangements in effect on the Issue Date and any modification, replacement, renewal or extension thereof; provided that the amount of any such Investment may not be increased except (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under the indenture;

(10)	Hedging Obligations, which transactions or obligations are Incurred in compliance with “—Certain Covenants—Limitation on Indebtedness”;

(11)
pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or Liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under the covenant described under “—Certain Covenants—Limitation on Liens”;

(12)	any Investment to the extent made using Capital Stock of the Company (other than Disqualified Stock) as consideration;

(13)
any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Affiliate Transactions” (except those described in clauses (1), (3), (6), (7), (8) and (10) of that paragraph);

(14)
Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or licenses or leases of intellectual property, in any case, in the ordinary course of business and in accordance with the indenture;

(15)
(i) Guarantees not prohibited by the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (other than with respect to Indebtedness) guarantees, keepwells and similar arrangements in the ordinary course of business, and (ii) performance guarantees with respect to obligations incurred by the Company or any of its Restricted Subsidiaries that are permitted by the indenture;

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(16)	Investments consisting of earnest money deposits required in connection with a purchase agreement, or letter of intent, or other acquisitions to the extent not otherwise prohibited by the indenture;

(17)
Investments of a Restricted Subsidiary acquired after the Issue Date or of an entity merged into the Company or merged into or consolidated with a Restricted Subsidiary after the Issue Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(18)	Investments consisting of licensing of intellectual property pursuant to joint marketing arrangements with other Persons;

(19)	contributions to a “rabbi” trust for the benefit of employees or other grantor trust subject to claims of creditors in the case of a bankruptcy of the Company;

(20)
Investments in joint ventures and Unrestricted Subsidiaries having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause that are at the time outstanding, not to exceed $25.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and

(21)
additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (21) that are at that time outstanding, not to exceed the greater of $15.0 million and 4.0% of Consolidated Net Tangible Assets of the Company (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus the amount of any distributions, dividends, payments or other returns in respect of such Investments (without duplication for purposes of the covenant described in the section entitled “—Certain Covenants—Limitation on Restricted Payments” of any amounts applied pursuant to clause (c) of the first paragraph of such covenant); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) or (2) above and shall not be included as having been made pursuant to this clause (21)

(22)
Investments in any partnership, joint venture, limited liability company or similar entity (other than any Unrestricted Subsidiary) relating to any Person engaged in a Similar Business of which the Company or its Restricted Subsidiaries (i) is a controlling general partner or otherwise controls such entity or (ii) enter into a management agreement, operating agreement or other similar agreement with respect to the management of the Casino Related Facility of such Person.

“Permitted Liens” means, with respect to any Person:

(1)
Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness and other obligations under the Credit Facilities that were permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph of the covenant described above under the caption “—Certain Covenants—Limitation on Indebtedness” and/or securing Hedging Obligations related thereto;

(2)
pledges, deposits or Liens under workmen’s compensation laws, unemployment insurance laws, social security laws or similar legislation, or insurance related obligations (including pledges or deposits securing liability to insurance carriers under insurance or self-insurance arrangements), or in connection with bids, tenders, completion guarantees, contracts (other than for borrowed money) or leases, or to secure utilities, licenses, public or statutory obligations, or to secure surety, indemnity, judgment, appeal or performance bonds, guarantees of government contracts (or other similar bonds, instruments or obligations), or as security for the payment of rent, or other obligations of like nature, in each case Incurred in the ordinary course of business;

(3)
Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s and repairmen’s or other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)
Liens for taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith by appropriate proceedings; provided that appropriate reserves required pursuant to GAAP have been made in respect thereof;

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(5)
encumbrances, ground leases, easements (including reciprocal easement agreements), survey exceptions, or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Company and its Restricted Subsidiaries or to the ownership of their properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries;

(6)
Liens (a) on assets or property of the Company or any Restricted Subsidiary securing Hedging Obligations or Cash Management Services permitted under the indenture; (b) that are contractual rights of set-off or, in the case of clause (i) or (ii) below, other bankers’ Liens (i) relating to treasury, depository and Cash Management Services or any automated clearing house transfers of funds in the ordinary course of business and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company or any Subsidiary or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any Restricted Subsidiary in the ordinary course of business; (c) on cash accounts securing Indebtedness incurred under clause (8)(c) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Indebtedness” with financial institutions; (d) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, consistent with past practice and not for speculative purposes; and/or (e) (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection and (ii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) arising in the ordinary course of business in connection with the maintenance of such accounts and (iii) arising under customary general terms of the account bank in relation to any bank account maintained with such bank and attaching only to such account and the products and proceeds thereof, which Liens, in any event, do not to secure any Indebtedness;

(7)	leases, licenses, subleases and sublicenses of assets (including real property and intellectual property rights), in each case entered into in the ordinary course of business;

(8)
Liens arising out of judgments, decrees, orders or awards not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(9)
Liens arising from Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(10)	Liens existing on the Issue Date, excluding Liens securing the Credit Agreement;

(11)
Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (or at the time the Company or a Restricted Subsidiary acquires such property, other assets or shares of stock, including any acquisition by means of a merger, consolidation or other business combination transaction with or into the Company or any Restricted Subsidiary); provided, however, that such Liens are not created, Incurred or assumed in anticipation of or in connection with such other Person becoming a Restricted Subsidiary (or such acquisition of such property, other assets or stock); provided, further, that such Liens are limited to all or part of the same property, other assets or stock (plus improvements, accession, proceeds or dividends or distributions in connection with the original property, other assets or stock) that secured (or, under the written arrangements under which such Liens arose, could secure) the obligations to which such Liens relate;

(12)
Liens on assets or property of the Company or any Restricted Subsidiary securing Indebtedness or other obligations of the Company or such Restricted Subsidiary owing to the Company or another Restricted Subsidiary, or Liens in favor of the Company or any Restricted Subsidiary;

(13)
Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, and permitted to be secured under the indenture; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or,

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under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is or could be the security for or subject to a Permitted Lien hereunder;

(14)
(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property over which the Company or any Restricted Subsidiary of the Company has easement rights or on any leased property and subordination or similar arrangements relating thereto and (b) any condemnation or eminent domain proceedings affecting any real property;

(15)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(16)
Liens on property or assets under construction (and related rights) in favor of a contractor or developer or arising from progress or partial payments by a third party relating to such property or assets;

(17)	Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(18)
Liens securing Indebtedness permitted to be Incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the indenture to be Incurred pursuant to clause (1) of the second paragraph under “—Certain Covenants—Limitation on Indebtedness”;

(19)	Liens Incurred to secure Obligations in respect of any Indebtedness permitted by clause (7) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(20)	Liens on Capital Stock or other securities or assets of any Unrestricted Subsidiary that secure Indebtedness of such Unrestricted Subsidiary;

(21)	any security granted over the marketable securities portfolio described in clause (9) of the definition of “Cash Equivalents” in connection with the disposal thereof to a third party;

(22)	Intentionally omitted;

(23)
Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(24)	Liens on equipment of the Company or any Restricted Subsidiary and located on the premises of any client or supplier in the ordinary course of business;

(25)
Liens on assets or securities deemed to arise in connection with and solely as a result of the execution, delivery or performance of contracts to sell such assets or securities if such sale is otherwise permitted by the indenture;

(26)
Liens arising by operation of law or contract on insurance policies and the proceeds thereof to secure premiums thereunder, and Liens, pledges and deposits in the ordinary course of business securing liability for premiums or reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefits of) insurance carriers;

(27)	Liens solely on any cash earnest money deposits made in connection with any letter of intent or purchase agreement permitted hereunder;

(28)
Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Permitted Investments to be applied against the purchase price for such Investment, and (ii) consisting of an agreement to sell any property in an asset sale permitted under the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock,” in each case, solely to the extent such Investment or asset sale, as the case may be, would have been permitted on the date of the creation of such Lien;

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(29)	Liens securing Indebtedness and other obligations in an aggregate principal amount not to exceed $10.0 million at any one time outstanding;

(30)
Liens on any charter of a Vessel, provided that (i) in the good faith judgment of the Board of Directors of the Company such Vessel is not necessary for the conduct of the business of the Company or any of its Restricted Subsidiaries as conducted immediately prior thereto, (ii) the terms of the charter are commercially reasonably and represent the fair market value of the charter, and (iii) the Person chartering the assets agrees to maintain the Vessel and evidences such agreement by delivering such an undertaking to the Trustee; and

(31)	Permitted Vessel Liens.

For purposes of this definition, the term Indebtedness shall be deemed to include interest on such Indebtedness including interest which increases the principal amount of such Indebtedness.

“Permitted Tax Distributions” means, for so long as the Company is a member of a group filing a consolidated, unitary or combined tax return with any direct or indirect parent entity, any Taxes attributable to the taxable income of the Company and/or its Subsidiaries for which such parent entity is liable up to an amount not to exceed with respect to such Taxes the amount of any such Taxes that the Company and/or its Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Company and its Subsidiaries had paid Tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company and its Subsidiaries, provided that the amount with respect to any Unrestricted Subsidiary shall not exceed the amount actually paid by such Unrestricted Subsidiary to the Company or its Restricted Subsidiaries for the purpose of paying such Taxes.

“Permitted Vessel Liens” shall mean maritime Liens on ships, barges or other vessels for damages arising out of a maritime tort, wages of a stevedore, when employed directly by a person listed in 46 U.S.C. Section 31341, crew’s wages, salvage and general average, whether now existing or hereafter arising and other maritime Liens which arise by operation of law during normal operations of such ships, barges or other vessels.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Public Equity Offering” means an underwritten primary public offering of Capital Stock of the Company pursuant to an effective registration statement under the Securities Act.

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“Refinance” means refinance, refund, replace, renew, repay, modify, restate, defer, substitute, supplement, reissue, resell, extend or increase (including pursuant to any defeasance or discharge mechanism) and the terms “refinances,” “refinanced” and “refinancing” as used for any purpose in the indenture shall have a correlative meaning.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness existing on the date of the indenture or Incurred in compliance with the indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of the Company or another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)
the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness refunded, refinanced, replaced, exchanged, renewed,

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repaid or extended (including pursuant to any defeasance or discharge mechanism) (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)
the Refinancing Indebtedness has a final maturity date later than the final maturity date of the Indebtedness being refunded, refinanced, replaced, exchanged, renewed, repaid or extended (including pursuant to any defeasance or discharge mechanism), or, if earlier, the Notes, and has a final Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is the same as or greater than the final Weighted Average Life to Maturity of the Indebtedness being refunded, refinanced, replaced, exchanged, renewed, repaid or extended (including pursuant to any defeasance or discharge mechanism) or, if less, the Notes;

(3)
if the Indebtedness being refunded, refinanced, replaced, exchanged, renewed, repaid or extended (including pursuant to any defeasance or discharge mechanism) constitutes Subordinated Indebtedness, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being refunded, refinanced, replaced, exchanged, renewed, repaid or extended (including pursuant to any defeasance or discharge mechanism); and

(4)	shall not include:

(i)
Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Guarantor; or

(ii)	Indebtedness, Disqualified Stock or Preferred Stock of the Company or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of any such Credit Facility or other Indebtedness.

“Registration Rights Agreement” means the Registration Rights Agreement dated the Issue Date, among the Issuers, the Guarantors and the Initial Purchasers.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Investors Ratings Services or any of its successors or assigns that is a Nationally Recognized Statistical Rating Organization.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission or any successor thereto.

“Secured Indebtedness” means any Indebtedness secured by a Lien other than Indebtedness with respect to Cash Management Services.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means (a) any businesses, services or activities engaged in by the Company or any of its Subsidiaries or any Associates on the Issue Date and (b) any businesses, services and activities engaged in by the Company or any of its Subsidiaries or any Associates that are related, complementary, incidental, ancillary or similar to any of the foregoing or are extensions or developments of any thereof.

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“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means, with respect to any person, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinated in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” means, with respect to any Person:

(1)
any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; or

(2)	any partnership, joint venture, limited liability company or similar entity of which:

(a)
more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership interests or otherwise; and

(b)	such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Taxes” means all present and future taxes, levies, imposts, deductions, charges, duties and withholdings and any charges of a similar nature (including interest, penalties and other liabilities with respect thereto) that are imposed by any government or other taxing authority.

“Total Assets” mean, as of any date, the total consolidated assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries, determined on a pro forma basis in a manner consistent with the pro forma basis contained in the definition of Fixed Charge Coverage Ratio.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days (but not more than five Business Days) prior to the redemption date (or, if such statistical release is not so published or available, any publicly available source of similar market data selected by the Company in good faith)) most nearly equal to the period from the redemption date to May 15, 2015; provided, however, that if the period from the redemption date to May 15, 2015 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to such applicable date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means:

(1)
any Subsidiary of the Company (other than Affinity Gaming Finance Corp.) that at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company in the manner provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (other than Affinity Gaming Finance Corp.), respectively, (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation or other business combination transaction, or Investment therein) to be an Unrestricted Subsidiary only if:

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(1)
such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(2)	such designation and the Investment of the Company in such Subsidiary complies with “—Certain Covenants—Limitation on Restricted Payments.”

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depositary receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depositary receipt.

“Vessel” means any riverboat or barge, whether owned or acquired by the Company or any Restricted Subsidiary on or after the date of the Indenture, useful for gaming, administrative, entertainment or any other purpose whatsoever.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)
the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by

(2)	the sum of all such payments.

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MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the exchange of Old Notes for Exchange Notes in the exchange offer. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations thereunder and administrative interpretations and judicial decisions, all as in effect on the date of this Registration Statement and all of which are subject to change, with possible retroactive effect. No opinion of counsel has been obtained, and we do not intend to seek a ruling from the United States Internal Revenue Service (the “IRS”), as to any of the tax consequences discussed below. We can not assure you that the IRS will not challenge one or more of the tax consequences described below.

This summary does not purport to address all tax consequences that may be important to a particular holder in light of that holder’s particular circumstances, and does not apply to persons subject to special treatment under United States federal income tax law (including, without limitation, a bank, governmental authority or agency, financial institution, insurance company, pass-through entity, tax-exempt organization, broker or dealer in securities or small business investment company, an employee of or other service provider to the Company or any of its subsidiaries, a person holding Old Notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle, constructive sale or conversion transaction, a person that owns more than 10% of the common stock of the Company (actually or constructively), a person that is in bankruptcy or a regulated investment company or real estate investment trust). This summary assumes that each holder of an Old Note holds such security as a “capital asset” within the meaning of Section 1221 of the Code. Additionally, this summary does not discuss any tax consequences that may arise under any laws other than United States federal income tax law, including under federal estate and gift tax laws or state, local or non-United States tax law.

The United States federal income tax consequences to a partner in an entity or arrangement treated as a partnership for United States federal income tax purposes that holds an Old Note generally will depend on the status of the partner and the activities of the partner and the partnership. A partnership, or a partner in a partnership, holding Old Notes should consult its own tax advisor.

     This summary is not intended to constitute a complete analysis of all tax considerations relevant to a particular holder. Accordingly, the following summary of material United States federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon the individual circumstances pertaining to a holder. We urge you to consult your own tax advisor for the federal, state, local and other tax consequences applicable to the transactions described in this registration statement.

CONSEQUENCES OF TENDERING OLD NOTES

The exchange of your Old Notes for Exchange Notes in the exchange offer should not constitute an exchange for United States federal income tax purposes because the Exchange Notes should not be considered to differ materially in kind or extent from the Old Notes exchanged therefor. Accordingly, the exchange offer should have no United States federal income tax consequences to you if you exchange your Old Notes for Exchange Notes. For example, there should be no change in your tax basis and your holding period should carry over to the Exchange Notes. In addition, the United States federal income tax consequences of holding and disposing of your Exchange Notes should be the same as those applicable to your Old Notes.

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PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. We and the Guarantors have agreed that, for a period of 180 days after the consummation of the Registered Exchange Offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 8, 2013, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We and the Guarantors will not receive any proceeds from any sale of Exchange Notes by brokers-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions; or

•	through the writing of options on the Exchange Notes or a combination of such methods of resale.

These resales may be made:

•	at market prices prevailing at the time of resale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Act.

For a period of 180 days after the consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We and the Guarantors have agreed to pay all expense incident to the exchange offer (including the expense of one counsel for the holder of the Old Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Exchange Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

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LEGAL MATTERS

The validity of the Exchange Notes and the guarantees offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Certain matters with respect to Nevada law will be passed upon for us by Lewis and Roca LLP. Certain matters with respect to Colorado law will be passed upon for us by Bryan Cave HRO.

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EXPERTS

The financial statements of Affinity Gaming and its subsidiaries (the “Successor”) as of December 31, 2012, and for the year ended December 31, 2012, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheet of Affinity Gaming, LLC and subsidiaries, formerly known as Herbst Gaming, LLC, (the ''Successor'') as of December 31, 2011, and the related consolidated statements of operations, owners' equity, and cash flows for the year ended December 31, 2011, and the consolidated statements of operations, owners' equity (deficit), and cash flows for Herbst Gaming, Inc. and subsidiaries (the ''Predecessor'') for the year ended December 31, 2010 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

Dismissal of Independent Registered Public Accounting Firm

On March 29, 2012, the Audit Committee of our Board of Directors (the “Audit Committee”) notified Deloitte & Touche LLP (“D&T”) that upon completion of the 2011 audit engagement and the filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), D&T would be dismissed as our independent registered public accounting firm. D&T’s dismissal became effective on March 30, 2012, at the time we filed our 2011 Form 10-K. Our Audit Committee approved the decision to change accounting firms.

During our fiscal years ended December 31, 2010 and 2011, we had no “disagreements” (as such term is described in Item 304(a)(1)(iv) of Regulation S-K) with D&T on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of D&T would have caused D&T to make reference to the subject matter of the disagreement in connection with its reports on the consolidated financial statements for such years. During the two most recent fiscal years and through December 31, 2011, there were no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K). We provided D&T with a copy of the foregoing disclosures and requested that D&T furnish us with a letter addressed to the SEC, which D&T provided on April 3, 2012, stating whether it agreed with the above statements.

Our management authorized D&T to respond fully to the inquiries of the new independent registered public accounting firm regarding all matters.

Prior to its filing with the Securities and Exchange Commission (“SEC”), we provided D&T a copy of the Current Report on Form 8-K we filed regarding the change in independent registered public accounting firm, and requested that D&T furnish us with a letter addressed to the SEC stating whether D&T agreed with the above statements. We filed a copy of D&T’s letter, dated April 3, 2012, as Exhibit 16.1 to the Current Report on Form 8-K we filed on April 5, 2012.

Engagement of New Independent Registered Public Accounting Firm

On March 29, 2012, our Audit Committee approved the engagement of PricewaterhouseCoopers LLP (“PwC”) as our new independent registered public accounting firm beginning with fiscal year 2012.

Neither we nor Herbst consulted with PwC during the fiscal years ended December 31, 2011 and 2010, or during any subsequent period prior to March 29, 2012, with respect to any of the matters or events listed in Item 304(a)(2)(i) and (ii) of Regulation S-K.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

While any notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to: Affinity Gaming, 3775 Breakthrough Way, Suite 300, Las Vegas, Nevada 89135, Attn: Secretary.

This prospectus summarizes documents that are not delivered herewith. A copy of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and any amendments to these documents, are available, without charge, through our website at www.affinitygaming.com or by sending a written request to Affinity Gaming, 3775 Breakthrough Way, Suite 300, Las Vegas, Nevada 89135, Attn: Secretary. Additionally, copies of such documents can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such documents may also be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov. These documents, and any amendments to these documents, are made available on our website as soon as reasonably practicable after we electronically file such documents with, or furnish them to, the SEC. References to our website in this prospectus are provided as a convenience and do not constitute an incorporation by reference of the information contained on, or accessible through, the website. Therefore, such information should not be considered part of this prospectus.

Table of Contents	138

FINANCIAL STATEMENTS

Table of Contents	F - 1	Financial Statement Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Affinity Gaming
Las Vegas, Nevada

In our opinion, the accompanying consolidated balance sheet as of December 31, 2012 and the related consolidated statements of operations, owners' equity (deficit) and cash flows for the year then ended present fairly, in all material respects, the financial position of Affinity Gaming and its subsidiaries at December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Las Vegas, Nevada
April 1, 2013, except for the condensed consolidated guarantor data described in Note 21, as to which the date is April 17, 2013.

Table of Contents	F - 2	Financial Statement Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Affinity Gaming
Las Vegas, Nevada
We have audited the accompanying consolidated balance sheet of Affinity Gaming, LLC and subsidiaries, formerly known as Herbst Gaming LLC, and subsidiaries (the “Successor”), as of December 31, 2011, and the related consolidated statements of operations, owners' equity, and cash flows for the year ended December 31, 2011. We have also audited the consolidated statements of operations, owners' equity (deficit), and cash flows for Herbst Gaming, Inc. and subsidiaries (the “Predecessor”) for the year ended December 31, 2010. These financial statements are the responsibility of the Successor's and Predecessor's (collectively, the “Company”) management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the Successor's consolidated financial statements present fairly, in all material respects, the financial position of the Successor at December 31, 2011 and the results of its operations and its cash flows for the year ended December 31, 2011. Further, in our opinion, the Predecessor's consolidated financial statements presents fairly, in all material respects, the results of its operations and its cash flows the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Notes 1 and 2 to the consolidated financial statements, the United States Bankruptcy Court confirmed the Predecessor's First Amended Joint Plan of Reorganization (the "Order") confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors' First Amended Joint Plan of Reorganization (the "Findings of Fact") entered contemporaneously with the Order (the amended join plan of reorganization as modified by the Findings of Fact, the "Plan") on January 22, 2010. The Plan became effective on February 5, 2010 (the "Effective Date"), and was fully implemented on December 31, 2010 (the "Emergence Date"). Confirmation of the reorganization plan resulted in the discharge of certain claims against the Predecessor that arose before March 23, 2009, and on the Emergence Date, terminated all rights and interests of equity security holders as provided therein. In connection with its emergence from bankruptcy, the Successor adopted fresh start accounting as of December 31, 2010.

As discussed in Note 3 to the consolidated financial statements, the accompanying 2011 and 2010 financial statements have been retrospectively adjusted for discontinued operations.
As discussed in Note 17 to the consolidated financial statements, the disclosures in the accompanying 2011 and 2010 financial statements have been retrospectively adjusted for a change in the composition of reportable segments.
/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
March 30, 2012 (April 1, 2013 as to Note 17 and the effects of the restatement and reclassifications discussed in Note 19, and April 17, 2013 as to the December 31, 2011 and 2010 information within Note 21)

Table of Contents	F - 3	Financial Statement Index

AFFINITY GAMING
Consolidated Balance Sheets
(in thousands)

	December 31,
	2012	2011
ASSETS
Cash and cash equivalents	$126,873	$45,956
Restricted cash	608	9,237
Receivable, St Jo flood	—	4,068
Accounts receivable, net of reserve of $184 and $74, respectively	5,109	3,662
Prepaid expense	8,568	7,908
Inventory	2,835	2,854
Deferred tax asset	3,124	—
Total current assets	147,117	73,685
Property and equipment, net	267,948	218,594
Other assets, net	14,951	7,597
Assets held for sale (Note 3)	21,443	130,033
Intangibles, net	131,947	125,544
Goodwill	68,516	48,287
Total assets	$651,922	$603,740
LIABILITIES AND OWNERS’ EQUITY
Accounts payable	14,001	11,948
Accrued interest	2,581	97
Accrued expense	21,097	23,719
Income tax payable	516	184
Deferred income taxes	—	735
Current maturities of long-term debt	7,281	1,325
Total current liabilities	45,476	38,008
Long-term debt	389,435	347,075
Other liabilities	1,007	1,014
Liabilities held for sale (Note 3)	3,552	8,644
Deferred income taxes	5,322	2,764
Total liabilities	444,792	397,505

Commitments and contingencies (Note 15)

Preferred stock, $0.001 par value, 10,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.001 par value; 200,000,000 shares authorized; 20,257,625 shares issued and outstanding at December 31, 2012	20	—
Members’ capital, $10 par value; 20,200,001 common units authorized, issued and outstanding at December 31, 2011	—	198,033
Additional paid-in-capital	207,110	1,680
Retained earnings	—	6,522
Total owners’ equity	207,130	206,235
Total liabilities and owners’ equity	$651,922	$603,740
See notes to consolidated financial statements

Table of Contents	F - 4	Financial Statement Index

AFFINITY GAMING
Consolidated Statements of Operations
(in thousands)

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
REVENUE
Casino	$285,169	$265,810	$276,837
Food and beverage	45,784	41,710	43,733
Lodging	29,227	25,222	23,588
Fuel and retail	74,971	76,241	65,830
Other	21,210	18,629	19,527
Total revenue	456,361	427,612	429,515
Promotional allowances	(53,185)	(49,025)	(49,123)
Net revenue	403,176	378,587	380,392
EXPENSE
Casino	110,267	101,399	103,697
Food and beverage	46,395	41,806	43,278
Lodging	18,006	17,518	17,199
Fuel and retail	64,707	67,291	56,952
Other	9,649	12,546	14,188
General and administrative	72,830	69,011	72,518
Depreciation and amortization	23,266	21,169	32,294
Pre-opening expense	421	—	—
Corporate	12,726	12,201	11,936
Write downs, reserves and recoveries	(785)	(6,388)	—
Total expense	357,482	336,553	352,062
Operating income from continuing operations	45,694	42,034	28,330
Other income (expense)
Interest expense, net	(29,731)	(28,364)	55
Reorganization costs	—	—	(6,797)
Fresh-start adjustments	—	—	(160,316)
Reorganization of debt	—	—	633,659
Impairment charges	—	—	(75,746)
Loss on extinguishment (or modification) of debt	(8,842)	—	—
Other costs	—	(1,576)	—
Total other income (expense), net	(38,573)	(29,940)	390,855
Income from continuing operations before income tax	7,121	12,094	419,185
Provision for income taxes	(2,487)	(4,222)	—
Income from continuing operations	$4,634	$7,872	$419,185

Discontinued operations (Note 3):
Loss from discontinued operations before income tax	(9,085)	(1,877)	(30,940)
Benefit from income taxes	3,271	527	—
Loss from discontinued operations	$(5,814)	$(1,350)	$(30,940)
Net income (loss)	$(1,180)	$6,522	$388,245
See notes to consolidated financial statements

Table of Contents	F - 5	Financial Statement Index

AFFINITY GAMING
Consolidated Statements of Owners’ Equity (Deficit)
(in thousands)

	Common Stock
	Number of Shares	Amount	Members’ Capital	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2010 (Predecessor)	—	$—	$2,368	$1,631	$(392,244)	$(388,245)
Net income	—	—	—	—	388,245	388,245
Cancellation of predecessor equity	—	—	(2,368)	(1,631)	—	(3,999)
Elimination of predecessor deficit	—	—	—	—	3,999	3,999
Issuance of member units in connection with the emergence from Chapter 11 restructuring after fresh-start accounting	—	—	198,033	—	—	198,033
Balance December 31, 2010 (Successor)	—	—	198,033	—	—	198,033
Paid-in capital	—	—	—	1,680	—	1,680
Net income	—	—	—	—	6,522	6,522
Balance December 31, 2011	—	—	198,033	1,680	6,522	206,235
Paid-in capital	—	—	—	2,075	—	2,075
Net loss	—	—	—	—	(1,180)	(1,180)
Conversion from LLC to Corporation	20,257,625	20	(198,033)	203,355	(5,342)	—
Balance December 31, 2012	20,257,625	$20	$—	$207,110	$—	$207,130
See notes to consolidated financial statements

Table of Contents	F - 6	Financial Statement Index

AFFINITY GAMING
Consolidated Statements of Cash Flows
(in thousands)

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income (loss)	$(1,180)	$6,522	$388,245
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss from discontinued operations, before income taxes	9,085	1,877	30,940
Depreciation and amortization	23,266	21,169	32,294
Amortization of debt issuance costs	1,306	324	—
Debt discount amortization	216	—	—
(Gain) loss on sale of property and equipment	(18)	108	—
Fresh-start accounting adjustment	—	—	160,316
Loss on impairment of assets	—	—	75,746
Reorganization of debt	—	—	(633,659)
Unamortized loan fees related to debt extinguishment	1,250	—	—
Insurance proceeds St Jo flood	1,005	—	—
Share-based compensation	2,075	1,680	—
Excess cash from discontinued operations	23,892	—	—
Deferred income taxes	(1,301)	3,499	—
Decrease (increase) in operating assets:
Accounts receivable	(446)	(4,438)	(2,260)
Prepaid expense	(720)	2,150	(307)
Inventory	19	325	(170)
Due from related parties	—	—	702
Other assets	883	591	(670)
Increase (decrease) in operating liabilities:
Accounts payable	315	525	(587)
Liabilities subject to compromise	—	—	(1,869)
Accrued interest	2,484	97	—
Accrued expense	(21)	(13,818)	7,376
Income tax payable	332	184	—
Other liabilities	(52)	(248)	(97)
Reorganization items	—	—	(5,889)
Net cash provided by operating activities	$62,390	$20,547	$50,111
Cash flows from investing activities:
Collection on notes and loans receivable	—	—	33
Restricted cash	8,629	(1,500)	(7,076)
Cash paid for business acquisition	(4,305)	—	—
Insurance proceeds St Jo flood	3,045	—	—
Proceeds from sale of property and equipment	66	1,078	40
Purchases of property and equipment	(26,425)	(30,728)	(21,153)
Net cash used in investing activities	$(18,990)	$(31,150)	$(28,156)
Cash flows from financing activities:
Payment on long-term debt	(349,900)	(1,600)	—
Proceeds from long term debt	398,000	—	—
Loan origination fees	(10,583)	(1,622)	—
Reorganization items	—	—	(38,258)
Net cash provided by (used in) financing activities	37,517	(3,222)	(38,258)
Net increase (decrease) in cash and cash equivalents	80,917	(13,825)	(16,303)
Cash and cash equivalents:
Beginning of year	45,956	59,781	76,084
End of year	$126,873	$45,956	$59,781

Supplemental cash flow information:
Cash paid during the period for interest	$29,171	$35,313	$—
Cash paid for reorganization items	—	—	9,731
Supplemental schedule of non-cash investing and financing activities:
Purchase of property and equipment financed through accounts payable	$3,781	$2,085	$251
Non-cash disposition of assets	29,993	—	—
Non-cash purchase of Colorado assets	67,078	—	—
Non-cash loan origination fees	62	—	—
Change in estimated values of acquired assets and liabilities (Note 3)
Prepaid assets	$—	$(459)	$—
Property and equipment	—	422	—
Goodwill	—	1,376	—
Accrued expense	—	(1,319)	—
See notes to consolidated financial statements.

Table of Contents	F - 7	Financial Statement Index

AFFINITY GAMING
Notes to Consolidated Financial Statements

1.    ORGANIZATION, CONSOLIDATION AND PRESENTATION OF FINANCIAL STATEMENTS

Organization

We originally organized Affinity Gaming (formerly known as Affinity Gaming, LLC; together with its subsidiaries, “Affinity”, “Successor”, “we” or “us”) as Herbst Gaming, LLC in the State of Nevada on March 29, 2010, to acquire substantially all of the assets of Herbst Gaming, Inc. (“HGI” and, together with its subsidiaries, the “Predecessor”) pursuant to Predecessor’s plan of reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Plan”).  The United States Bankruptcy Court for the District of Nevada, Northern Division (the “Bankruptcy Court”) jointly administered Predecessor’s bankruptcies under the lead case In re: Zante, Inc., Case No. BK-N-9-50746-GWZ.  The Predecessor substantially consummated their reorganization on December 31, 2010 (the “Emergence Date”), wherein we acquired all of Predecessor’s assets in consideration for the issuance of our membership interests and senior secured loans. We changed our name to Affinity Gaming, LLC on May 20, 2011, to reflect our new beginning, new Board of Directors and new management team.

On December 20, 2012 (the “Effective Time”), Affinity Gaming, LLC converted from a Nevada limited liability company into a Nevada corporation after adopting the Conversion Agreement and filing its Articles of Conversion with the Secretary of State of the State of Nevada. The resulting entity is now known as Affinity Gaming. Pursuant to the Conversion, at the Effective Time, among other things, (i) the membership interests of Affinity Gaming, LLC held by its members were converted into common shares of Affinity Gaming on a one-to-one basis and the members of Affinity Gaming, LLC became stockholders of Affinity Gaming, (ii) all property, subsidiaries, rights, privileges, powers and franchises of Affinity Gaming, LLC vested in Affinity Gaming, and all liabilities and obligations of Affinity Gaming, LLC became liabilities and obligations of Affinity Gaming, and (iii) the Articles of Organization and the Operating Agreement of Affinity Gaming, LLC, in each case as in effect immediately prior to the Effective Time, ceased to have any force or effect and the Articles of Incorporation, together with the Addendum thereto and the Bylaws of Affinity Gaming were adopted. Upon consummation of the Conversion, shares of our common stock were deemed to be registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder. For purposes of Rule 12g-3(a), we are the successor issuer to Affinity Gaming, LLC.

Also on December 20, 2012, we adopted a shareholders' rights plan, which is intended to improve the bargaining position of our Board of Directors in the event of an unsolicited offer to acquire our outstanding common stock, by entering into a Rights Agreement, dated December 21, 2012, with American Stock Transfer & Trust Company, LLC, as rights agent. The Board of Directors implemented the rights plan by declaring a dividend of one preferred share purchase right (a “Right”) for each outstanding share of our common stock held of record as of December 21, 2012, and directing the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially entitles holders of our common stock to buy from us one one-thousandth of a share of our Series A Preferred Stock, par value $0.001 per share (the “Preferred Shares”) at a price of $45.00 per one one-thousandth of a Preferred Share represented by a Right, subject to adjustment. The Rights expire on December 21, 2015, unless extended or earlier redeemed. The Rights will generally become exercisable only following the tenth day after a person or group acquires or obtained the right to acquire or announced a tender or exchange offer that if consummated would result in such person or group acquiring beneficial ownership of 15% or more of our outstanding common stock. Upon the occurrence of a triggering event, the Rights will entitle every holder of our common stock, other than the acquirer, to purchase our stock or stock of our successor on terms that would likely be economically dilutive to the acquirer. Our Board of Directors, however, has the power to amend the terms of the Rights without the consent of the holders of the Rights so that it does not apply to a particular acquisition proposal or to redeem the rights for a nominal value before they become exercisable.

In addition, if we are acquired in a merger or other business combination transaction, or sell 50% or more of our assets or earnings power then, in lieu of the right to purchase our Preferred Shares, each Right will thereafter generally entitle its holder to receive the number of shares of common stock of the acquiring company using the same formula as for our common stock. The Rights expire on December 21, 2015 unless extended or earlier redeemed or terminated. We believe these features will likely encourage an acquirer to negotiate with our Board of Directors before commencing a tender offer or to condition a tender offer on the board taking action to prevent the rights from becoming exercisable, as the Rights may cause substantial dilution to a person or group that acquires or seeks to acquire 15% or more of our outstanding common stock.

Table of Contents	F - 8	Financial Statement Index

Business

We are a Nevada corporation, headquartered in Las Vegas, which owns and operates 12 casinos, six of which are located in Nevada, three in Colorado, two in Missouri and one in Iowa. We also provide consulting services to Hotspur Casinos Nevada, Inc. (“Hotspur”), the operator of the Rampart Casino at the JW Marriott Resort in Las Vegas.  Under the terms of the consulting agreement, we receive a fixed monthly fee.

On February 27, 2012, we sold our casino in Searchlight, Nevada and the portion of our slot route operations relating solely to the Terrible Herbst convenience stores to JETT Gaming, LLC (“JETT”), a Las Vegas based slot route operator (the “JETT Transactions”). On February 29, 2012, we sold the remainder of our slot route operations, as well as our two Pahrump, Nevada casinos, to Golden Gaming, LLC, f/k/a Golden Gaming, Inc. (“Golden Gaming”), a Las Vegas based casino, tavern and slot route operator (the “Golden Gaming Disposition”). In addition, as part of the transaction with Golden Gaming, we acquired the land and buildings of the Golden Mardi Gras Casino, Golden Gates Casino and Golden Gulch Casino (together, the “Black Hawk Casinos”)—all located in Black Hawk, Colorado (the “Golden Gaming Acquisition” and together with the Golden Gaming Disposition and the JETT Transactions, the “Acquisition and Disposition Transactions”). We had leased the Black Hawk Casinos back to Golden Gaming through October 31, 2012, earning lease revenue while we waited for approval of our Colorado gaming licenses. We began operating the Black Hawk Casinos on November 1, 2012, after obtaining our Colorado gaming licenses.

On February 1, 2013, we sold the Sands Regency Casino Hotel in Reno, Nevada, the Gold Ranch Casino & RV Resort in Verdi, Nevada, and the Dayton Depot Casino in Dayton, Nevada to Truckee Gaming, LLC (“Truckee Gaming,” and the transaction, the “Truckee Disposition”).

Consolidation and Presentation

We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). While preparing our financial statements, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expense during the reporting period. Accordingly, actual results could differ from those estimates. Reported amounts that require us to make extensive use of estimates include the fair values of assets and liabilities related to fresh-start accounting, reorganization valuation, depreciation and amortization, the estimated allowance for doubtful accounts receivable and the estimated cash flows we use in assessing the recoverability of long-lived assets, as well as the estimated fair values of certain assets related to write downs and impairments, contingencies and litigation, and claims and assessments.

At December 31, 2010, we became a new reporting entity for financial reporting purposes, with a new basis in the identifiable assets and liabilities we assumed from Predecessor, a new capital structure and no retained earnings or accumulated losses. Accordingly, we present the consolidated financial statements of Predecessor separately from our consolidated financial statements. Between March 29, 2010 and December 31, 2010, Successor had no operations or results.

We adopted fresh-start accounting, which had a material effect on the consolidated financial statements as of December 31, 2010. The accretion and amortization of fresh-start adjustments had a material impact on our consolidated statements of operations and cash flows for periods subsequent to December 31, 2010.

In this prospectus, when we use the terms “we”, “us”, or “our” in relation to the period commencing after the Emergence Date, we are referring to Successor, and when we use those terms in relation to the period prior to the Emergence Date, we are referring to Predecessor. These references include the subsidiaries of Successor or Predecessor, unless otherwise indicated or unless the context requires otherwise.

We include all of our subsidiaries in our consolidated financial statements, eliminating all significant intercompany balances and transactions during consolidation.

As discussed in Note 19, we have revised certain amounts in the accompanying consolidated financial statements for 2011 and 2010 from the amounts previously reported to correct certain errors, report certain operations as discontinued operations and make certain other reclassifications. As discussed in Note 17, we have also changed the composition of our reportable segments.

Table of Contents	F - 9	Financial Statement Index

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Our cash and cash equivalents include demand deposits with financial institutions and short-term, highly-liquid instruments with original maturities of three months or less when purchased. The carrying value of the deposits and instruments approximates their fair value due to their short-term maturities.

Restricted Cash

Restricted cash consists primarily of cash held in reserve to satisfy Predecessor legal claims assumed by Successor. These cash reserves have been established to meet contingent liabilities or obligations of the Company. See Note 15 for further detail related to litigation reserves.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price). When reporting the fair values of our financial instruments, we prioritize those fair value measurements into one of three levels based on the nature of the inputs, as follows:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets and liabilities;

•
Level 2 –    Valuations based on observable inputs that do not meet the criteria for Level 1, including quoted prices in inactive markets and observable market data for similar, but not identical instruments; and

•	Level 3 – Valuations based on unobservable inputs, which are based upon the best available information when external market data is limited or unavailable.

The fair value hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. For some products or in certain market conditions, observable inputs may not be available.

Restructuring Costs

For 2010, restructuring costs include expense related to the evaluation of financial and strategic alternatives, as well as special legal and other advisors’ fees associated with our reorganization efforts prior to the Petition Date, including preparation for the bankruptcy filing of the Predecessor and its subsidiaries.

Other Costs

For the twelve months ended December 31, 2011, the line item Other costs includes approximately $0.4 million in contingent expense related to Internal Revenue Service (“IRS”) claims against the Predecessor and approximately $1.2 million in bankruptcy-related professional and trustee fees incurred by the Successor. We recorded an adjustment in the amount of $1.3 million to the liabilities we acquired from the Predecessor for IRS claims that came to our attention during the second quarter of 2011, and we recorded subsequent adjustments to that liability as expense in Other costs. We did not record any adjustments related to the IRS liabilities during 2012.

Reorganization Costs

For 2010, we have separately reported revenue, expense, and realized gains and losses that were directly associated with the reorganization of Predecessor’s business as reorganization costs in the statements of operations. In addition, we have separately reported cash provided by or used for reorganization activities in the consolidated statements of cash flows.

Table of Contents	F - 10	Financial Statement Index

Accounts Receivable

We periodically perform credit evaluations of our customers to minimize the risk of credit losses. To determine an allowance for potential credit losses related to our accounts receivable, we review accounts receivable balances based on our collections experience and the age of the receivables. In connection with fresh-start accounting, Predecessor potential credit losses were eliminated and receivables were recorded at estimated fair value.

Inventory

We record our inventory, which includes food, beverage, retail items and gasoline, at the lower of cost or market value. We determine cost using the first-in, first-out method.

Property and Equipment

We state property and equipment at cost and depreciate such assets using the straight-line method over the estimated useful lives of each assets category. For leasehold improvements, we determine amortization using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

The following table presents useful lives by asset class:

Building	40 years
Gaming equipment	5 years
Furniture, fixtures, and equipment	5-10 years
Leasehold improvements	1-20 years

Debt Issuance Costs

We capitalize debt issuance costs incurred in connection with the issuance of long-term debt and amortize such costs to interest expense using the straight-line method, which approximates the effective interest method, over the terms of the related debt agreements. Capitalized debt issuance costs at December 31, 2012 were $9.4 million, net of accumulated amortization of $1.2 million, while at December 31, 2011, capitalized debt issuance costs were $1.3 million, net of accumulated amortization of $0.3 million.

Self-Insurance Reserves

We are self-insured up to certain stop loss amounts for workers’ compensation costs. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates for claims incurred but not yet reported. In estimating these accruals, we consider historical loss experience and make judgments about the expected levels of costs per claim. We believe our estimates of future liability are reasonable based upon our methodology; however, changes in health care costs, accident frequency and severity and other factors could materially affect the estimate for these liabilities. Self-insurance reserves are included in accrued expense on our consolidated balance sheets in the amounts of $0.8 million and $0.6 million at December 31, 2012 and 2011, respectively.

Long-Lived Assets

When events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, we evaluate long-lived assets for potential impairment, basing our testing method upon whether the assets are held for sale or held for use. For assets classified as held for sale, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets

Table of Contents	F - 11	Financial Statement Index

held and used, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, we recognize an impairment loss for the difference between the carrying value of the asset and its fair value. During 2012, we recognized a loss on impairment related to the Truckee Disposition, as more fully described in Note 3. Our testing revealed no impairments during 2011 or 2010.

Goodwill and Intangible Assets

We evaluate our goodwill and indefinite-lived intangible assets, which are not subject to amortization, during the fourth quarter of each year and between annual test dates in certain circumstances. Indefinite-lived intangible assets consist primarily of license rights, which we test for impairment using a discounted cash flow approach, and trademarks, which we test for impairment using the relief-from-royalty method. Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. We test goodwill for relevant reporting units for impairment using a discounted cash flow analysis based on our budgeted future results discounted using a weighted average cost of capital, developed using a standard capital asset pricing model based on guideline companies in our industry, and market indicators of terminal year capitalization rates. During 2012, we recognized a loss on impairment related to the Truckee Disposition, as more fully described in Note 6. During our regular annual testing in 2012 and 2011 (excluding the testing related to the Truckee Disposition), the estimated fair values of our reporting units with associated goodwill substantially exceeded their carrying values for all our reporting units, so we did not record further impairment charges.

There are several estimates inherent in evaluating these assets for impairment. In particular, future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. In addition, the determination of capitalization rates and the discount rates used in the impairment tests are highly judgmental and dependent in large part on expectations of future market conditions.

Revenue and Promotional Allowances

We recognize casino revenue equal to the amounts wagered by patrons less the amounts we pay to winning patrons. Additionally, we recognize lodging revenue at the time guests occupy hotel rooms, and all other revenue at the time we provide the good or service to the patron. We present revenue from retail sales net of sales tax. Revenue from casino operations includes the retail value of food, beverage, goods and services we provide to customers on a complimentary basis; such complimentary amounts are then deducted as promotional allowances. The estimated cost of providing these promotional allowances is as follows (in thousands):

	Year Ended December 31,
	2012	2011	2010
Lodging	$12,462	$11,582	$10,832
Food and Beverage	13,166	11,712	11,032
Other	11,663	10,604	11,212
Total	$37,291	$33,898	$33,076

Guest Rewards Programs

Our guest rewards programs allow guests to earn certain point-based cash rewards or complimentary goods and services based on the volume of the guests' gaming activity. Guests can accumulate reward points over time which they may redeem at their discretion under the terms of the programs. If a guest does not earn any reward credits over the subsequent 12- to 18-month period, depending upon the casino, that guest forfeits their reward credit balance. Because guests can accrue the reward points, we expense those reward points, after giving effect to estimated forfeitures, as the guests earn them. We base our accruals on historical data, estimates and assumptions regarding the mix of rewards that guests will redeem and the costs of providing those rewards. We record the retail value of the point-based rewards, cash-back rewards or complimentary goods and services as promotional allowance, and we include the estimated costs of providing those rewards in the Casino line item in the expense section of our statement of operations.

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Cash, Hotel and Food Coupons

On a discretionary basis, we may award cash, lodging and food coupons to our gaming patrons, based in part on their play volume, to induce future play. The coupons are redeemable within a short time period (generally seven days for cash coupons and one month for lodging and food coupons), and guest cannot renew or extend the offer. We record the retail value of the good or service underlying the coupons as promotional allowance when guests redeem these coupons.

Accounting for Share-Based Compensation

For share-based compensation we award to employees, we recognize compensation expense over the vesting period during which the employee provides services in exchange for the award, using the grant-date fair value of the award to measure the expense. We estimate the grant-date fair value of stock options using the Black-Scholes-Merton option pricing model, which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the share-based award. We include an estimate of the number of awards that will be forfeited, and we update that number based on actual forfeitures. We determine the fair value of restricted stock awards based on the fair market value of our common stock on the grant date.

Income Taxes

On the Emergence Date, we elected to be treated as a partnership for income tax under the provisions of the Internal Revenue Code. Under those provisions, the members were liable for income tax on the our taxable income as it affected the members’ individual income tax returns. Effective April 1, 2011, we elected to be treated as a C-corporation for income tax under the provisions of the Internal Revenue Code. In connection with this election, we began recording a provision for income taxes as well as related tax asset and liability accounts (see Note 10). The Predecessor elected to be taxed as an S-corporation for income tax under the provisions of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the consolidated financial statements of the Predecessor.

Concentrations of Credit Risk

We maintain cash balances at certain financial institutions located in the states in which we operate. The balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At times, cash balances may be in excess of FDIC limits. As of December 31, 2012, we do not believe we have any significant concentrations of credit risk.

Recently Issued Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350)(“ASU No. 2012-2”).  In ASU No. 2012-2, the FASB gave entities the option of considering qualitative factors first when attempting to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired.  If an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity need not take further action; however, if an entity concludes otherwise, then it must perform the quantitative impairment test by comparing the fair value of the impaired asset with its carrying amount.  The amendments in ASU No. 2012-2, which we do not expect to materially affect our financial position, results of operations or cash flows, become effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.

3.	ASSETS HELD FOR SALE

On September 7, 2012, we entered into an Asset Purchase Agreement (“Agreement”) with Truckee Gaming regarding the Truckee Disposition. The transaction closed on February 1, 2013. Truckee Gaming paid a base purchase price of $19.2 million less a $1.7 million credit for deferred maintenance capital plus an adjustment related to EBITDA through the closing date of the transaction of $1.4 million. Truckee Gaming received $2.9 million in cash as part of the assets transferred, which consisted of $2.5 million in cage cash and $0.4 million transferred as a purchase price adjustment. The Agreement also includes a contractual purchase price adjustment based on the working capital balances, exclusive of cash, with a payment to either

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Truckee Gaming or us, pegging the working capital balances at zero. Based on the preliminary working capital balances as of February 1, 2013, Truckee Gaming received $1.0 million as a purchase price adjustment. Net of the purchase price adjustments and cash delivered to Truckee Gaming, we received gross proceeds of $17.5 million which were deposited into an account subject to a control agreement to be withdrawn by us, as permitted under the Credit Agreement. We have included the results of operations for the casinos subject to the Truckee Disposition in discontinued operations, and we have reclassified their assets and liabilities as held for sale, for all periods presented.

Our former Chief Operating Officer, Ferenc Szony, submitted his resignation concurrent with the closing of the Truckee Disposition and he became a managing principal at Truckee Gaming. We have entered into an agreement with Mr. Szony under which he will provide services to us in connection with our consulting agreement with Hotspur.

Because the carrying values of the net assets of the properties we are selling to Truckee Gaming exceeded the estimated net proceeds stipulated in the Agreement, we determined that the goodwill and long-lived assets on the books of those properties had become impaired. After performing quantitative testing, in which we used an estimate of the proceeds we will receive as an estimate for the fair value of the underlying assets, we recorded a $0.9 million impairment of goodwill and a $13.6 million impairment to fixed assets. Due to the timing of the Agreement, we have not yet finalized certain aspects of the analysis, such as the amount of proceeds we will ultimately receive. As a result, our preliminary estimates and assumptions may change. The impairment losses have been included in results of discontinued operations in the accompanying 2012 consolidated financial statements.

On February 27, 2012, we consummated the transactions contemplated by the Asset Purchase and Sale Agreement (the “JETT Agreement”) with JETT Gaming, LLC (“JETT”). Pursuant to the JETT Agreement, upon the terms and subject to the conditions thereof, we agreed to sell the assets of our Searchlight Casino, in Searchlight, Nevada and our Terrible Herbst convenience store slot machine route operations (“Herbst Slot Route”) to JETT. We also agreed to terminate certain agreements with parties affiliated with both JETT and the former owners of Predecessor.  In consideration for the Searchlight Casino and the Herbst Slot Route, JETT agreed to (i) assume certain liabilities related to the Searchlight Casino and the Herbst Slot Route, (ii) pay an amount in cash for certain equipment used in the Herbst Slot Route, and (iii) enter into an agreement not to compete with our other slot route operations and not to solicit any of our employees engaged in the operation of our other businesses for a period of time.

On February 29, 2012, we substantially consummated the transactions contemplated by the Asset and Equity Purchase Agreement ("Golden Gaming Agreement") with Golden Gaming, LLC (formerly known as Golden Gaming, Inc.) ("Golden Gaming") and an Asset Purchase Agreement with an affiliate of Golden Gaming known as Golden Mardi Gras, Inc. (the “Black Hawk Agreement” and, together with the Golden Gaming Agreement, the “Golden Agreements”).  Pursuant to the Golden Gaming Agreement, upon the terms and subject to the conditions thereof, we sold the assets of our Terrible’s Town Casino and our Terrible’s Lakeside Casino & RV Park, both located in Pahrump, Nevada (the “Pahrump Casinos”), and our slot route operations (other than the Herbst Slot Route) (the “Slot Route”) to Golden Gaming, which also assumed certain liabilities related to the Pahrump Casinos and Slot Route.

Pursuant to the Black Hawk Agreement, upon the terms and subject to the conditions thereof, we agreed to purchase the assets and assume certain liabilities of Golden Gaming’s Golden Mardi Gras Casino, Golden Gates Casino and Golden Gulch Casino, each located in Black Hawk, Colorado ("Black Hawk Casinos"). We acquired the land and buildings of the Black Hawk Casinos which we leased back to Golden Gaming until we obtained our Colorado gaming licenses on October 18, 2012.  We recorded lease revenue of $6.5 million from Golden Gaming during the year ended December 31, 2012. On November, 1, 2012, we began operating the Black Hawk Casinos.

The Golden Agreements required us to pay a contractual purchase price adjustment based on the estimated values at closing of the Pahrump Casinos and Slot Route, on the one hand, and the Black Hawk Casinos on the other hand. For purposes of the purchase price adjustment, we determined the estimated values of the Pahrump Casinos and Slot Route and the Black Hawk casinos based on multiples of their trailing twelve months EBITDA as of their respective closing dates in February. We paid the purchase price adjustment of $4.3 million in cash.

In connection with the disposition of the Searchlight Casino, the Pahrump Casinos and the Slot Route and the payment of $4.3 million to Golden Gaming, and the acquisition of the Blackhawk Casinos, we have recorded a gain on the transaction as further described below.  The fair value of the Searchlight Casino, the Pahrump Casinos and the Slot Route at the closing of the transactions was estimated to be $67.1 million, which we used in the calculation of the gain.

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We recorded a gain of $3.4 million on the properties sold under the JETT Agreement and Golden Gaming Agreement, net of selling expense of approximately $2.8 million.  Selling expense primarily consisted of legal fees related to the purchase and sale agreements.  For the year ended December 31, 2012, discontinued operations includes only two months of operations related to the properties sold under the JETT Agreement and Golden Gaming Agreement, compared to full year-to-date results for the year ended December 31, 2011.

For each of the properties we sold or that we have contracted to sell, we classified their results of operations as discontinued operations for all periods presented in the accompanying consolidated statements of operations. We have retrospectively adjusted the amounts reported for 2011 and 2010 in the following two tables to give effect to such reporting of discontinued operations.

The following table summarizes operating results for discontinued operations (in thousands):

	Year ended December 31,
	2012	2011	2010
Net revenue	$82,145	$251,982	$255,927
Pretax loss from discontinued operations	$(9,085)	$(1,877)	$(30,940)
Discontinued operations, net of tax	$(5,814)	$(1,350)	$(30,940)

The following table details our assets held for sale and liabilities related to assets held for sale (in thousands), all of which were previously reported in our Nevada segment:

	December 31,
	2012	2011
Cash and cash equivalents	$4,659	$58,744
Receivables, net	448	1,039
Notes and loans receivable	—	280
Prepayments and other	1,433	4,134
Inventory	695	1,644
Property and equipment, net	9,381	41,597
Lease acquisition costs, net	—	7,477
Other assets, net	119	220
Intangibles	483	1,819
Goodwill	4,225	13,079
Total assets held for sale	$21,443	$130,033

Accounts payable	$831	$2,121
Accrued expense	2,721	6,157
Other liabilities	—	366
Total current liabilities related to assets held for sale	$3,552	$8,644

The amounts at December 31, 2012 represent the balance of assets and liabilities on our books related to the properties we have agreed to sell in the Truckee Disposition, not necessarily the amounts that will transfer to the buyer upon the closing of the transaction. The amounts as of December 31, 2011 represent the assets and liabilities related to the properties we have agreed

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to sell to Truckee Gaming plus the assets and liabilities related to the properties we sold under the JETT Agreement and Golden Gaming Agreement. The Slot Route and Pahrump Casino assets purchased by Golden Gaming included $24.4 million in cash. The assets sold to Truckee Gaming included $2.9 million in cash. In both transactions, we retained the excess.

4.	PURCHASE PRICE ALLOCATION

On February 29, 2012, we acquired the Black Hawk Casinos as part of an asset swap with Golden Gaming, LLC which was critical to and consistent with our long-term strategic vision to divest of non-core assets and expand our geographic diversity. For a purchase price of $72.1 million, we acquired $27.9 million of property and equipment, $14.1 million of land, $8.6 million of identifiable intangible assets, and $1.3 million in operating cash as part of the transaction. We recorded goodwill in the amount by which the purchase price exceeded the $51.9 million of net identifiable assets, for a total goodwill amount of $20.2 million. In this transaction, the goodwill, which is deductible for tax purposes, represents the synergies we expect to achieve by replacing the non-core properties we gave up with the Black Hawk Casinos.

The following table presents supplemental pro forma financial information (in thousands) as if we acquired the Black Hawk Casinos as of January 1, 2011. We prepared the supplemental pro forma information for comparative purposes; it does not necessarily indicate what the actual results for the periods ended December 31, 2012 and 2011, would have been had we acquired the Black Hawk Casinos on January 1, 2011, nor is it indicative of any future results.

	Year Ended December 31,
	2012	2011
Net revenue	$432,400	$425,062
Operating income	53,217	48,903
Income from continuing operations, net of tax	9,449	9,434

5.	PROPERTY AND EQUIPMENT
Property and equipment consist of the following (in thousands):

	Estimated Life (Years)	December 31, 2012	December 31, 2011
Building	40	$163,662	$125,691
Gaming equipment	5	43,261	34,489
Furniture, fixtures, and equipment	5 - 10	33,261	24,204
Leasehold improvements	1 - 20	206	10
Land	—	40,013	25,910
Barge	10	15,019	15,019
Construction-in-progress		13,343	13,235
Total property and equipment		308,765	238,558
Less accumulated depreciation		(40,817)	(19,964)
Total property and equipment, net		$267,948	$218,594

We recorded depreciation expense on the above assets totaling $21.0 million, $20.3 million, and $31.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

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6.	GOODWILL AND OTHER INTANGIBLE ASSETS

In the fourth quarter of each year, we test goodwill and other indefinite-lived intangible assets for impairment. We also conduct tests between our annual tests if events occur or circumstances change that would, more likely than not, reduce the fair values of the indefinite-lived intangible assets below their carrying values. When testing for impairment, we first evaluate qualitative factors to determine whether, more likely than not, the fair value of an operating segment has decreased below its carrying value. If we determine that the fair value of an operating segment has, more likely than not, decreased below its carrying value, we then quantitatively test for impairment.

Because the carrying values of the net assets of the properties we are selling to Truckee Gaming exceeded the estimated proceeds stipulated in the asset purchase agreement, we determined that goodwill and long-lived assets on the books of those properties had become impaired. We tested for impairment by using the proceeds from the transaction and adding estimated cash flows through the closing date to arrive at an undiscounted cash flow. We then added back selling expenses and discounted the result to arrive at a proxy for the fair value of the underlying assets, which we allocated to the respective underlying assets. After comparing the estimated fair value of the assets to their carrying values, we recorded a $0.9 million impairment of goodwill and wrote down fixed assets by $13.6 million. Due to the timing of the Agreement, we have not yet finalized certain aspects of the analysis, such as the amount of proceeds we will ultimately receive, as well as the valuations of long-lived assets, intangible assets, and residual goodwill. As a result, our preliminary estimates and assumptions may change. We have reported the impairments in discontinued operations.

We recorded $6.1 million of customer loyalty program intangible assets and $2.5 million of local tradename intangible assets related to our acquisition of substantially all of the assets of the Black Hawk Casinos.  We amortize the customer loyalty program assets using average lives similar to those we us for similar intangible assets.

We determine the fair value of the indefinite-lived intangible assets other than goodwill using the discounted cash flows method, a form of the income approach.  In determining the fair values, we make significant assumptions relating to variables based on past experiences and judgments about future performance.  These variables include, but are not limited to: (1) the forecasted earnings growth rate of each market, (2) risk-adjusted discount rate and (3) expected growth rates in perpetuity to estimated terminal values.

The following table summarizes intangible assets by category (dollars in thousands):

	December 31,
	2012			2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer loyalty programs	$12,164	$(2,346)	$9,818	$6,064	$(781)	$5,283
Trademarks	2,982	(730)	2,252	482	(98)	384
Total amortizing intangible assets	$15,146	$(3,076)	$12,070	$6,546	$(879)	$5,667

Gaming license rights	$110,646		$110,646	$110,646		$110,646
Local tradenames	9,231		9,231	9,231		9,231
Total non-amortizing intangible assets	$119,877		$119,877	$119,877		$119,877
Total	$135,023		$131,947	$126,423		$125,544

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The following table summarizes the changes in goodwill by reportable segment, during the year ended December 31, 2012 (dollars in thousands):

	Nevada	Midwest	Colorado	Discontinued Operations	Total
Goodwill, December 31, 2011	$33,665	$14,622	$—	$5,168	$53,455
Goodwill allocated for acquisition of the Black Hawk Casinos	—	—	20,229	—	20,229
Goodwill transferred to assets held for sale	—	—	—	(5,168)	(5,168)
Balance as of December 31, 2012	$33,665	$14,622	$20,229	$—	$68,516

We amortize definite-lived intangible assets ratably over their expected lives which, for customer loyalty programs, approximates seven years and, for trademarks, approximates 3.75 years. During the year ended December 31, 2012, we acquired customer relationship intangibles, which we are amortizing over a weighted-average useful life of approximately six years, and trademark intangibles, which we are amortizing over a weighted-average useful life of five years. Overall, we are amortizing definite-lived intangible assets over a weighted-average expected life of approximately 6.5 years.

We obtain gaming license rights when we acquire gaming entities that operate in gaming jurisdictions where competition is limited, such as states where the law only allows a certain number of operators.  We do not currently amortize gaming license rights and local tradenames because we have determined they have an indefinite useful life.

We recorded total amortization expense for continuing operations of $2.2 million, $0.9 million and $1.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table presents the future amortization expense related to definite-lived intangible assets (in thousands):

2013	$2,530
2014	2,298
2015	2,298
2016	2,298
2017	1,788
Thereafter	858

7.	OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31,
	2012	2011
Capitalized loan fees	$9,446	$1,297
Long-term deposits	4,309	4,805
Other assets	1,196	1,495
Total	$14,951	$7,597

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8.	ACCRUED EXPENSE

Accrued expense consists of the following (dollars in thousands):

	December 31,
	2012	2011
Progressive jackpot liabilities	$2,766	$1,735
Accrued payroll and related	7,492	7,940
Slot club point liability	3,947	3,434
Litigation reserves	—	5,929
Disputed bankruptcy estate expense	1,517	1,559
Other accrued	5,375	3,122
Total	$21,097	$23,719

9.	LONG-TERM DEBT

The following table summarizes long-term debt balances as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
9% Senior Unsecured Notes due 2018	$200,000	$—
Unamortized discount	(1,784)	—
9% Senior Unsecured Notes due 2018, net	198,216	—
Senior Secured Loan	—	348,400
Senior Secured Credit Facility due 2017	198,500	—
Less: current maturities	(7,281)	(1,325)
Total long-term debt	$389,435	$347,075

Prior to March 22, 2009, HGI and certain of the lenders (the “Consenting Lenders”) under its $860 million senior credit facility (the “HGI Credit Facility”) entered into a lockup agreement (as amended and restated on June 29, 2009, the “Lockup Agreement”) which set forth the material terms of HGI’s restructuring. In exchange for Predecessor agreeing to meet certain timing milestones and to file a plan of reorganization and supporting disclosure satisfactory to Consenting Lenders holding at least two-thirds in amount of the HGI Credit Facility claims held by all of the Consenting Lenders (the “Requisite Lenders”), the Consenting Lenders agreed to vote in support of a plan of reorganization with the terms and conditions described in the Lockup Agreement during the bankruptcy balloting process. On July 22, 2009, Predecessor filed with the Bankruptcy Court an amended joint plan of reorganization. On January 22, 2010, the Bankruptcy Court issued an Amended Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Order”), confirming the amended joint plan of reorganization, as modified by the Findings of Fact and Conclusions of Law in Support of Order Confirming Debtors’ First Amended Joint Plan of Reorganization (the “Findings of Fact”) entered contemporaneously with the Order (the amended joint plan of reorganization as modified by the Findings of Fact, the “Bankruptcy Plan”). The Bankruptcy Plan became effective on February 5, 2010, but was not substantially consummated until December 31, 2010.

On December 31, 2010, (i) we acquired substantially all of the assets of Predecessor in consideration for $350 million in aggregate principal amount of senior secured loans ("Senior Secured Loans") and the issuance to HGI of all of our Common Units, (ii) the Senior Secured Loans and Common Units were distributed by HGI to its Lenders under the HGI Credit Facility on a pro rata basis in accordance with the Bankruptcy Plan, (iii) all of Predecessor’s approximately $1.1 billion in outstanding

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long-term debt obligations consisting of borrowings under the HGI Credit Facility, $160 million of outstanding principal amount of 8.125% Notes and $170 million of outstanding principal amount of 7% Notes were terminated and (iv) 100% of the existing equity in HGI was cancelled. After the transfer of HGI’s assets to us, all of HGI’s subsidiaries (other than E-T-T Enterprises L.L.C. and Corral Coin, Inc., which were dissolved) are wholly-owned by us.

On May 9, 2012, we repaid all of the $342.1 million debt outstanding under the Senior Secured Loans we issued to acquire substantially all of the assets of Predecessor, incurring a prepayment penalty of 2% on the principal balance in the process.  We obtained the funds used to prepay the debt by (i) issuing $200 million of 9.00% Senior Unsecured Notes due 2018 (the "2018 Notes"), (ii) using a $200 million Senior Secured Credit Facility due 2018 ("Senior Secured Credit Facility") which, when aggregated with the 2018 Notes, provided us with an additional $38.6 million of cash after we repaid our former indebtedness, and (iii) the establishment of a $35 million Super Priority Revolving Credit Facility due 2017 ("Super Priority Revolving Credit Facility"), which remained undrawn at close.

Both the Senior Secured Credit Facility and the Super Priority Revolving Credit Facility bear interest at an uncommitted floating rate of LIBOR plus 4.25%, subject to a LIBOR floor of 1.25%.  The Super Priority Revolving Credit Facility carries commitment fees equal to an annualized rate of 0.50% on undrawn amounts when the net leverage ratio is greater than 3.50 to 1.00 and equal to an annualized rate of 0.375% on undrawn amounts when the net leverage ratio is less than or equal to 3.50 to 1.00.  The Senior Secured Credit Facility provides an accordion feature, whereby we may borrow an additional $80 million of debt subject to certain customary terms and conditions including pro forma compliance with a maximum senior secured leverage ratio (as defined in the senior secured credit facility). We incurred approximately $13.4 million in fees (including Original Issue Discount), associated with the new debt. Total unamortized loan fees as of December 31, 2012 totaled $9.4 million, inclusive of $1.8 million in fees and pre-payment penalties attributable to lenders that participated in both the original and refinanced debt.  We are amortizing capitalized loan fees over the life of the new debt agreements. During the year ended December 31, 2012, we recorded an $8.8 million loss on modification or early retirement of debt.

On September 7, 2012, we entered into the Agreement with Truckee Gaming to sell our Sands Regency Casino Hotel in Reno, Nevada, the Gold Ranch Casino & RV Resort in Verdi, Nevada, and the Dayton Depot Casino in Dayton, Nevada.  Under the Senior Secured Credit Facility and the Super Priority Revolving Credit Facility, we must make a mandatory repayment of amounts outstanding under the Senior Secured Credit Facility and the Super Priority Revolving Credit Facility in an amount equal to the net cash proceeds from any asset sale within five business days after receipt of such proceeds.  However, we do not have to make such mandatory prepayment if (i) no event of default or specified default (each as defined in the Senior Secured Credit Facility and Super Priority Revolving Credit Facility) then exists and (ii) such net cash proceeds are used to purchase assets (other than working capital) used or useful in the business (x) within 365 days following receipt of the net cash proceeds or (y) if a legally binding commitment is entered into within such 365 day period, within 180 days after the end of such 365 day period.  In the case of non-core asset sales (as defined in the Senior Secured Credit Facility and Super Priority Revolving Credit Facility), any resulting net cash proceeds must be deposited into an account subject to an account control agreement.

Under the terms of the Senior Secured Credit Facility and Super Priority Revolving Credit Facility, a change of control would occur in certain circumstances, including (i) when any person or group acquires 40% or more on a fully diluted basis of our voting equity interests, (ii) when there is a change of control under the 2018 Notes Indenture as described below, or (iii) when a change in the majority of continuing directors ceases to exist. A continuing director, as defined in the Senior Secured Credit Facility is a director on the date of borrowing or a director nominated by a majority of directors that existed on the date of borrowing.  A change of control would constitute an event of default under the Senior Secured Credit Facility and Super Priority Revolving Credit Facility and permit the acceleration by the lenders of all outstanding borrowings thereunder.

The Senior Secured Credit Facility and the Super Priority Revolving Credit Facility contain customary covenants including maximum total leverage ratio, maximum secured leverage ratio, minimum interest coverage ratio and maximum total annual capital expenditures.  Additionally, the Senior Secured Credit Facility is subject to mandatory annual prepayments based on generation of excess cash flow (as defined), equal to 50% of excess cash flow when the net leverage ratio is greater than or equal to 4.00 to 1.00 and equal to 25% of excess cash flow when the net leverage ratio is greater than or equal to 3.00, but less than 4.00.  At December 31, 2012, we were in compliance with all financial covenants related to our debt agreements; the Leverage Ratio on that date was 4.85 to 1.00 and the Interest Coverage Ratio was 2.35 to 1.00.

As noted above, we used the net proceeds from the sale of the 2018 Notes, together with borrowings under the Senior Secured Credit Facility, to terminate and repay in full all outstanding indebtedness under the existing Senior Secured Loans, plus related fees and expense. We and our wholly-owned subsidiary, Affinity Gaming Finance Corp. (together with us, the "Issuers"), issued the 2018 Notes in a private placement pursuant to an indenture, dated May 9, 2012 ("2018 Notes Indenture"), among the Issuers, the guarantors named therein, U.S. Bank, National Association as trustee, and Deutsche Bank Trust

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Company Americas as paying agent, registrar, transfer agent and authenticating agent. Interest on the 2018 Notes, which accrues from the date of original issuance, is payable semiannually in arrears on May 15 and November 15, commencing November 15, 2012. Interest is calculated on the basis of a 360-day year comprised of twelve 30-day months.

The Issuers may choose to redeem some or all of the 2018 Notes at any time prior to May 15, 2015, upon providing notice to holders of the 2018 Notes, at a price equal to 100% of the principal amount of the 2018 Notes redeemed plus a “make-whole” premium as of the applicable redemption date, plus accrued interest.  Additionally, at any time prior to May 15, 2015, upon providing notice to holders of the 2018 Notes, the Issuers may choose to redeem up to 35% of the 2018 Notes with the net cash proceeds from one or more equity offerings at a redemption price equal to 109% of the principal amount of the 2018 Notes to be redeemed, plus accrued and unpaid interest to the redemption date, as long as at least 65% of the aggregate principal amount of the 2018 Notes originally issued remains outstanding immediately after giving effect to any such redemption and the redemption occurs not more than 180 days after the date of the closing of the equity offering.  On and after May 15, 2015, the Issuers are entitled to redeem all or a portion of the 2018 Notes upon providing not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as a percentage of principal amount on the redemption date), plus accrued and unpaid interest, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on May 15 of the years set forth in the table below.

Year	Percentage
2015	104.50%
2016	102.25%
2017 and thereafter	100.00%

All of our current and future domestic subsidiaries that guarantee the Senior Secured Credit Facility also fully and unconditionally guarantee the Issuers' payment obligations under the 2018 Notes on a senior unsecured basis.

The terms of the 2018 Notes Indenture, among other things, limit our ability to incur additional debt, issue preferred stock, pay dividends or make other restricted payments, make certain investments, create liens, allow restrictions on the ability of restricted subsidiaries to pay dividends or make other payments, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates.

If we experience certain kinds of changes in control, the Issuers must make an offer to purchase the 2018 Notes at a price equal to 101% of the aggregate principal amount of the 2018 Notes plus accrued and unpaid interest, if any, to but excluding the date of repurchase. A change of control (as defined in the 2018 Notes Indenture) occurs when we become aware of (i) any person or group becoming the beneficial owner of more than 50% of the total voting power of our membership units, or (ii) the sale or other disposition of all or substantially all of our assets. In addition, the Issuers, under certain circumstances, must make an offer to repurchase 2018 Notes with the proceeds of certain asset sales that they do not use to purchase new assets or otherwise apply in accordance with the terms of the 2018 Notes Indenture.

The 2018 Notes Indenture further provides that if any gaming authority requires a holder of the 2018 Notes to be licensed, qualified or found suitable under any applicable gaming law and such holder fails to apply for, or is denied, such license, qualification or not found suitable, the Issuers have the right, at their option, to (i) require such holder to dispose of its 2018 Notes or (ii) redeem such 2018 Notes at the applicable redemption price specified in the 2018 Notes Indenture. The Issuers will not be required to pay or reimburse any holder of the 2018 Notes who is required to apply for such license, qualification or finding of suitability.

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We based the estimated fair value of the 2018 Notes and the Senior Secured Credit Facility on Level 2 inputs using quoted prices in inactive markets and observable market data for similar, but not identical, instruments. The following table presents the carrying values and estimated fair values of our long-term debt at December 31, 2012 (in thousands):

	Carrying Value	Estimated Fair Value
9% Senior Unsecured Notes due 2018	$198,216	$208,127
Senior Secured Credit Facility	198,500	200,485
Total	$396,716	$408,612

10.	INCOME TAXES

Deferred Tax Assets and Liabilities

Effective April 1, 2011, we elected to be treated as a corporation for purposes of federal income tax (the “Election”). Prior to the Election, we were treated as a partnership for federal and state income tax purposes. As a partnership, our taxable income and losses were attributed to our members and, accordingly, we reflected no provision or liability for income taxes in the accompanying consolidated financial statements for periods prior to the Election.

We record deferred tax assets and liabilities to account for the effects of temporary differences between the tax basis of an asset or liability and its amount as reported in our consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets and liabilities presented on the consolidated balance sheets are as follows (in thousands):

	December 31,
	2012	2011
Current deferred tax asset (liability)	$3,124	$(735)
Non-current deferred tax liability	(5,322)	(2,764)
Net deferred tax liability	$(2,198)	$(3,499)

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The following table details the components of our deferred tax assets and liabilities (in thousands):

	December 31,
	2012	2011
DEFERRED TAX ASSETS
Reserve for employee benefits	$1,241	$305
Provision for doubtful accounts	85	143
Deferred compensation	671	614
Asset retirement obligation	261	244
Progressive slot and players’ club liabilities	1,918	199
Tax benefit of current year NOL	1,355	4,635
Equity compensation	761	369
Restructuring costs	280	400
General business credits	—	181
AMT credit	573	—
Litigation reserve	—	441
Gaming taxes	600	—
Other	805	612
Gross deferred tax assets	8,550	8,143
DEFERRED TAX LIABILITIES
Depreciation and amortization	(8,553)	(8,714)
Prepaid services and supplies	(2,195)	(2,928)
Gross deferred tax liabilities	(10,748)	(11,642)
Deferred tax liabilities, net	$(2,198)	$(3,499)

At December 31, 2012, we had a gross federal net operating loss carryforward of approximately $4.0 million. In addition, we had a deferred tax asset of approximately $0.6 million related to Alternative Minimum Tax credits. We can carry forward the net operating losses and apply them to offset taxable income for 20 years; they will begin to expire in 2031. We can carry forward the Alternative Minimum Tax credit and apply it to offset regular tax liabilities indefinitely; it will not expire.

We have analyzed our filing positions in each jurisdiction where we are required to file income tax returns. We believe our income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material change to our financial position.

We filed income tax returns in the United States federal jurisdiction and in several state jurisdictions. No jurisdiction is currently examining our tax filings for any tax years.

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Provision for Income Taxes

The following table presents the components of our income tax provision attributable to pre-tax income from continuing operations, as well as the income tax benefit attributable to pre-tax income from discontinued operations (in thousands):

	Year Ended December 31, 2012	Nine Months Ended December 31, 2011
CURRENT
Federal	$1,917	$—
State	(438)	(197)
Total current taxes	1,479	(197)
DEFERRED
Federal	(3,746)	(3,802)
State	(220)	(223)
Total deferred taxes	(3,966)	(4,025)
Provision for income taxes related to continuing operations	(2,487)	(4,222)
Benefit from income taxes related to discontinued operations	3,271	527
Total benefit from (provision for) income tax	$784	$(3,695)

The following table presents a reconciliation between the federal statutory rate and the effective income tax rate, expressed as a percentage of pre-tax income:

	December 31,
	2012	2011
Tax at federal statutory rate	34.0%	34.0%
State income tax	2.0%	2.0%
Non-deductible expense	2.6%	2.5%
Opening balance adjustment	—%	18.0%
General business credit	(3.7)%	(2.3)%
Effective tax rate related to continuing operations	34.9%	54.2%
Effective tax rate related to discontinued operations	36.0%	36.0%
Total effective tax rate	39.9%	58.4%

11.	SHARE-BASED COMPENSATION

We account for our share-based compensation arrangements under an accounting standard which requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The fair values of awards are recognized as additional compensation expense, which is classified as operating expense, proportionately over the vesting period of the awards.

We designed our share-based compensation arrangements to advance our long-term interests; for example, by allowing us to attract employees and directors, retain them and aligning their interests with those of our unitholders. The

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amount, frequency, and terms of share-based awards may vary based on competitive practices, our operating results, government regulations and availability under our equity incentive plans. Depending upon the form of the share-based award, new shares of our common units may be issued upon grant, option exercise or vesting of the award. We maintain two classes of a share-based plan, each as discussed below. As of December 31, 2012, we had awarded grants representing 788,428 shares of our common stock, and we could still issue grants representing as many as 211,572 shares of our common stock under the LTIP. The compensation committee of the board of directors approved this plan.

The Affinity Gaming 2011 Long Term Incentive Plan (“LTIP”) permits the granting of stock options to employees, officers, directors and consultants. Options granted to management under the LTIP generally vest ratably over three years from the date of the grant, and expire five years from the date of grant. Options granted to directors vest in two equal tranches, the first on issuance and the second on the first business day of the following calendar year. Options granted to our Chief Executive Officer vest ratably on December 31, 2011, 2012, and 2013. Vesting of the Chief Executive Officer’s options is based 50% on time and 50% on achieving certain performance criteria as evaluated by the compensation committee annually.

Our LTIP also provides for the grant of Restricted Stock Units (“RSUs”). Employees, officers, directors and consultants may, upon the passage of time or the attainment of performance criteria or both, earn RSUs which they may settle for cash, shares, or other securities or a combination thereof. Each RSU represents a contingent right to receive one share of Affinity Gaming common stock upon vesting. Holders of RSUs may vote their shares and receive their proportionate share of any dividends. The RSUs are subject to the terms and conditions contained in the applicable award agreement and our LTIP. In March 2011, our Chief Executive Officer was granted RSUs, totaling approximately 200,000 units; two-thirds of these RSUs had vested as of December 31, 2012, while the final one-third will vest on December 31, 2013. The vesting for each year is based 50% on time and 50% on achieving certain performance criteria as evaluated by the compensation committee annually. On February 24, 2012, we granted certain key executives RSUs totaling 26,832 units; these RSUs will vest ratably over three years. On December 27, 2012, we granted certain members of our Board of Directors RSUs totaling 35,126 units; half of these RSUs vested immediately, while the other half will vest on January 1, 2014.

The following table summarizes the activity related to our outstanding and non-vested stock options and restricted stock units for the period ended December 31, 2012:

	Stock Options				Restricted Stock
	Outstanding		Non-Vested		Non-Vested
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Fair Value Per Share	Shares	Weighted Average Fair Value Per Share
Balance, January 1, 2012	409,088	$10.00	303,786	$5.50	133,334	$10.00
Granted	135,139	10.25	135,139	5.92	61,958	11.30
Vested	—	—	(177,758)	5.58	(88,827)	10.44
Exercised	—	—	—	—	—	—
Forfeited	(13,424)	10.00	(13,424)	5.50	(4,333)	10.00
Balance, December 31, 2012	530,803	$10.06	247,743	$5.67	102,132	$10.40

We had a total of 257,625 shares of restricted stock outstanding as of December 31, 2012.

A summary of our exercisable stock options as of December 31, 2012 is as follows:

Number of vested stock options	283,060
Weighted-average exercise price per share	$10.03
Aggregate intrinsic value (in thousands)	$586
Weighted-average remaining contractual term in years	3.4

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At December 31, 2012, our outstanding stock options had an aggregate intrinsic value of $1.1 million, and had a weighted-average remaining contractual term of 3.5 years.

We estimate the fair value of stock option awards at their grant date using a Black-Scholes-Merton option-pricing model. During 2012 and 2011, we applied the following weighted-average assumptions:

	2012	2011
Expected term in years	5.0	5.0
Expected volatility	70.36%	63.43%
Expected dividends	—%	—%
Risk-free interest rates	0.86%	2.27%

For each year presented, we determined the expected option term using the contractual term. Because we are closely held and, therefore, do not have equity listed on a public exchange, we based expected volatility on the historical volatility associated with an average of the stocks of our peer group, which we determined to be publicly-traded, U.S.-based regional casino operators. The risk-free interest rate is based on U.S. Treasury rates appropriate for the expected term. Actual compensation, if any, ultimately realized may differ significantly from the amount estimated using an option-pricing model.

No stock options were exercised during 2012 or 2011.

The following tables present certain information related to compensation cost:

	Year Ended December 31,
	2012	2011
Compensation cost included in operating expense (in thousands)
Options	$1,102	$1,025
Restricted stock units	973	667
Total	$2,075	$1,692

As of December 31, 2012
Total compensation cost for non-vested awards not yet recognized (in thousands)
Stock options	$808
Restricted stock units	1,061
Total	$1,869

Weighted-average years to be recognized
Options	1.2
Restricted units	1.1

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12.	WRITE DOWNS, RESERVES AND RECOVERIES

Our operating results include various pretax charges to record contingent liability reserves, recoveries of previously recorded reserves and other non-routine transactions. The following table presents the components of Write-downs, reserves and recoveries for continuing operations (in thousands):

	Year ended December 31,
	2012	2011
Gain on insurance claim, St Jo flood	$—	$(3,259)
Litigation reserve settlement, net	(707)	(1,529)
Settlement with insurance carriers	(78)	(1,600)
	$(785)	$(6,388)

The predecessor recorded no amounts in the line item Write downs, reserves and recoveries during the year ended December 31, 2010.

On June 27, 2011, we had to close our casino located in St. Joseph, Missouri due to flooding of the Missouri River; we reopened it on September 29, 2011. Our insurance policies provided both property damage and business interruption coverage, subject to deductibles. We settled our claim with our insurance carriers during the quarter ended December 31, 2011, recording $3.0 million in business interruption proceeds and $0.5 million in property damage proceeds, net of deductibles. We also recorded a net $0.3 million gain for proceeds in excess of the book value of property destroyed or damaged, net of approximately $0.1 million in deductibles under our policies. All proceeds from our insurance carriers were collected as of June 30, 2012.

As discussed further in Note 15, we entered into a settlement agreement with a party that had filed a claim against the Predecessor whereby we agreed to settle the litigation for a total of $4.0 million. In accordance with the terms of the settlement agreement, we made the payment in February 2012, and we recovered $0.5 million from our insurance carrier. We recorded the difference between the amount reserved as of December 31, 2010, and the settlement payment as income. Statutory interest accrued during 2011 totaled $0.8 million, which we had recorded as a general corporate expense, has also been reversed in the accompanying consolidated statements of operations. Additionally, we had maintained a cash reserve for this claim pursuant to the Bankruptcy Order; the restricted cash was released to us during 2012 to coincide with the effective date of the settlement.

As discussed further in Note 16, we self-funded health care benefits, up to a certain stop-loss amount, for employees at our Midwest casinos through December 31, 2008. We discovered an error in the placement of the policy that caused us to absorb expense above the stop loss during 2008 and 2009. In July 2011, we entered into a settlement agreement with the insurance broker and received $1.6 million as full settlement of the litigation claims related to the policy error. We recorded the settlement as income in the line item Write downs, reserves and recoveries in the accompanying consolidated statement of operations.

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13.	REORGANIZATION ITEMS

Reorganization items represent expense incurred as a result of the Chapter 11 proceedings and are presented separately in the consolidated statements of operations.

	Successor		Predecessor
	Year ended December 31,
	2012	2011	2010
Trustee fees	$—	$—	$968
Professional fees	—	—	2,874
Other	—	—	2,955
Total	$—	$—	$6,797

14.	RELATED-PARTY TRANSACTIONS

General

Edward Herbst, Timothy Herbst and Troy Herbst are brothers and are officers and directors of Predecessor and its wholly-owned subsidiaries. In addition, they are officers and directors of Terrible Herbst, Inc. and Berry-Hinckley Industries. There is no cross ownership between Predecessor and either Terrible Herbst, Inc. or Berry-Hinckley Industries. Terrible Herbst, Inc. is owned solely by Jerry and Maryanna Herbst, the parents of the Herbst brothers. Sean Higgins, Predecessor’s General Counsel, is also the general counsel of Berry-Hinckley Industries.

The Plan provided for the modification of certain related party agreements. On the Emergence Date, all related party agreements were assumed by, or assigned to, Successor. The terms and provisions of the related party agreements remain in effect or have been terminated as described below.

Slot route contract with Terrible Herbst, Inc.

Until the contract was terminated in February 2012 in connection with the sale of the Herbst Slot Route to JETT, we rented space for the exclusive placement of certain slot machines (route operations) in convenience stores owned by Terrible Herbst, Inc. We incurred rent expense of $1.8 million, $10.7 million and $10.5 million under this agreement for the years ended December 31, 2012, 2011, and 2010, respectively.

Other arrangements with Terrible Herbst, Inc.

Until the contract was terminated in February 2012 in connection with the sale of the Herbst Slot Route to JETT, we provided accounting and administrative services related to the collection of daily deposits from Terrible Herbst convenience stores pursuant to a service agreement with Terrible Herbst, Inc. Pursuant to providing our services under the contract, Terrible Herbst paid us approximately $45,000 during the year ended December 31, 2012, and approximately $0.3 million for the years ended December 31, 2011, and 2010.

We were party to a master ATM agreement with Terrible Herbst pursuant to which we were granted the exclusive right to install and maintain ATMs in Terrible Herbst convenience store locations. This agreement expired on September 30, 2011.

We entered into a nonexclusive trademark license agreement with Terrible Herbst for the use of the Terrible Herbst brand name and its cowboy logo which extends through June 2013. Pursuant to this trademark license agreement, we incurred expenses totaling approximately $0.7 million, $1.6 million and $1.8 million to Terrible Herbst in the years ended December 31, 2012, 2011 and 2010, respectively.

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We were party to a shared services agreement with Terrible Herbst and Berry-Hinckley Industries whereby (i) Terrible Herbst and Berry-Hinckley Industries reimbursed us for services performed by certain of our employees on behalf of Terrible Herbst and Berry-Hinckley Industries as requested from time to time, consisting primarily of the day-to-day functions of Terrible Herbst, and Berry-Hinckley Industries and (ii) we reimbursed Terrible Herbst for services performed by certain of their employees of Terrible Herbst on our behalf as requested from time to time, consisting primarily of maintaining the price books for certain of our service station locations. Under the shared services agreement, we received from Terrible Herbst approximately $0.5 million for services rendered during each of the years ended December 31, 2011 and 2010. We received from Berry-Hinckley Industries approximately $68,000 during each of the years ended December 31, 2011 and 2010. The shared services agreement expired on December 31, 2010 and was extended on a month-to-month basis through December 31, 2011. Effective January 1, 2012, we entered into a transition services agreement whereby the services of certain employees were extended as needed with a final termination date of April 30, 2012.

Until it expired on December 31, 2011, we had an advertising purchasing agreement with Terrible Herbst pursuant to which we purchased advertising time on Terrible Herbst’s network of gas pump and interior television screens for $35,000 per month for the years ended December 31, 2011 and 2010.

Lease agreements

Pursuant to an amended lease agreement that expired on April 30, 2012, we leased from The Herbst Family Limited Partnership II, or Herbst FLP II, the real property on which our former corporate headquarters was located. The general partners of Herbst FLP II are Jerry and Maryanna Herbst. We paid $58,000 under this lease during the year ended December 31, 2012, and $0.2 million under this lease during each of the years ended December 31, 2011 and 2010.

Pursuant to an amended lease agreement that expired on April 30, 2012, we leased from the Herbst’s Grandchildren’s Trust a warehouse located in Las Vegas, Nevada for our employment center and purchasing departments. We paid $0.2 million under this lease during the year ended December 31, 2012, and $0.6 million during each of the years ended December 31, 2011 and 2010.

We leased from the Herbst Family Limited Partnership the land on which the Terrible’s Town Casino in Pahrump, NV is located. Golden Gaming assumed this lease in connection with their purchase of the Pahrump casinos. We paid $35,000 under this lease during the year ended December 31, 2012, and $0.2 million during each of the years ended December 31, 2011 and 2010.

We leased from Terrible Herbst the real property on which the Searchlight Casino in Searchlight, NV is located. Terrible Herbst leases that real property from an unrelated third party. JETT assumed this lease (see Note 3) in connection with their purchase of the Searchlight casino. We paid $30,000 under this lease during the year ended December 31, 2012, and $0.2 million in each of the years ended December 31, 2011 and 2010.

We leased land and office space in certain of our facilities to Terrible Herbst under various lease agreements with terms ranging from month-to-month to 20 years. We received rental income of $58,000 under this lease during the year ended December 31, 2012, and $0.3 million in each of the years ended December 31, 2011 and 2010. Either we have terminated these leases or Golden Gaming assumed them in connection with the sale of the slot route and Pahrump casinos.

Related-party transactions

As described in Note 3, we divested non-core assets in the Truckee Disposition. Our former Chief Operating Officer, Ferenc Szony, became a managing principal at Truckee Gaming, LLC. One of our directors, Thomas M. Benninger, serves as a managing general partner of Global Leveraged Capital, LLC (“GLC”), a private investment and advisory firm. In connection with the Truckee Disposition, funds managed by affiliates of GLC provided mezzanine financing for Truckee Gaming and acquired warrants, which can be exercised under certain conditions, to obtain equity interests of Truckee Gaming.

Mr. Higgins was Predecessor’s General Counsel, and the general counsel of Terrible Herbst and Berry-Hinckley Industries until July 2010. Mr. Higgins is the brother of Mary E. Higgins, Predecessor’s chief financial officer until September 2010. Mr. Higgins received compensation for services rendered to us in 2010 of $1.6 million.

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In 2003, we entered into a slot route contract to install, operate and service slot machines at a tavern owned by HIGCO, Inc., a company owned and operated by Mr. Higgins and two of his brothers, G. Michael Higgins and Kevin J. Higgins. Pursuant to this revenue-sharing contract, HIGCO, Inc. paid us $25,000 during the year ended December 31, 2012, and $0.2 million during each of the years ended December 31, 2011 and 2010. Golden Gaming assumed this slot route contract as part of the slot route operations they acquired from us.

In 2004, ETT entered into a slot route contract with SamCon, Inc., a company owned and operated by Mr. Higgins, to install, operate and service slot machines at a new location. Terms of this revenue-sharing contract were similar to the terms of the contract we entered into with HIGCO in 2003. Pursuant to this revenue-sharing contract, SamCon, Inc. paid us $17,000 during the year ended December 31, 2012, and $0.1 million during each of the years ended December 31, 2011 and 2010. Golden Gaming assumed this slot route contract as part of the slot route operations they acquired from us.

In 2005, ETT entered into a slot route contract to install, operate and service slot machines at a tavern owned by Prescott’s Bar LLC, a company owned and operated by Mr. Todd Sosey, the brother-in-law of Troy D. Herbst, one of Predecessor’s owners. Pursuant to this revenue-sharing contract, Prescott’s paid us $0, $74,000 and $88,000 in 2012, 2011 and 2010, respectively. Golden Gaming assumed this slot route contract as part of the slot route operations they acquired from us.

In November 2009, ETT entered into a slot route contract with Balboa Pizza, a company partially owned by Mr. David Ross, our Chief Executive Officer, to install, operate and service slot machines at a new location. The terms of this revenue-sharing contract were similar to the terms we had with other taverns. Pursuant to this revenue-sharing contract, Balboa Pizza paid us $63,000 in 2010. Mr. Ross sold his interest in Balboa Pizza effective December 31, 2010.

The accompanying consolidated balance sheet includes a receivable of $0.2 million at December 31, 2011, from Terrible Herbst, which arose in the normal course of business. The balances were non-interest bearing and payable on demand.

15.	COMMITMENTS AND CONTINGENCIES

We had non-cancelable location license agreements for space leases at groups of affiliated stores where we placed slot machines in connection with our slot route operation. The location leases and licenses, other than those related to the Herbst Slot Route, were assigned to Golden Gaming in connection with their purchase of the slot route in February 2012. We are also party to contracts that we enter into in the ordinary course of our business, including leases for real property and operating leases for equipment.

The following table presents future minimum lease payments under non-cancelable leases (in thousands):

2013	$7,996
2014	7,633
2015	7,567
2016	7,398
2017	7,330
Thereafter	175,197
Total	$213,121

We incurred rent expense totaling approximately $7.9 million, $7.5 million and $7.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

On March 5, 2013, Z Capital Partners, L.L.C. and certain of its affiliates, individually as well as derivatively on behalf of Affinity Gaming, filed a complaint (the “Complaint”) against us as a nominal party and our directors as defendants in the District Court, Clark County, Nevada, seeking (A) a judgment declaring, among other things: (i) that the conversion of Affinity Gaming, LLC from a Nevada limited liability company into a Nevada corporation (the “Corporate Conversion”) was ineffective and void ab initio and that Affinity Gaming, LLC remains in existence as a Nevada limited liability company governed by its Operating Agreement dated as of December 31, 2010 (the “Operating Agreement”); or in the alternative (ii) striking and

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invalidating, and enjoining the recognition or enforcement of the agreements and governing documents purportedly entered into in connection with the Corporate Conversion, and reforming them to comply with the requirements of the Operating Agreement; and (iii) enjoining defendants from taking any action inconsistent with the Operating Agreement and refusing to take any action required by the Operating Agreement; and (iv) that the Rights Agreement, dated effective December 21, 2012, between Affinity Gaming and American Stock Transfer & Trust Company, LLC, as Rights Agent is void ab initio and unenforceable, as well as (B) related general, special, consequential and punitive damages. Based on our preliminary review of the complaint, we and our Board of Directors believe that the claims brought by Z Capital are without merit and we intend to defend against them vigorously.

On February 17, 2006, the Clark County District Court entered judgment of a jury verdict delivered on January 14, 2006 against E-T-T, a subsidiary of Predecessor, for $4.1 million in compensatory damages and $10.1 million in punitive damages. The jury delivered its verdict in connection with an action brought by the family of an individual who alleged that we negligently supervised an employee.  The trial judge reduced the punitive damage award to $4.1 million in a post-trial ruling. Predecessor’s insurer paid the compensatory damages award, and interest began accruing on the punitive damages award, as we filed multiple appeals.  On February 14, 2012, we entered into a settlement agreement with the family of the individual whereby, without admitting to fault, we agreed to a punitive damage award of $4.0 million inclusive of all accrued interest, and we agreed to pay it on behalf of our subsidiary E-T-T, LLC (which we had converted from E-T-T, Inc. and which we had acquired in connection with the Bankruptcy Plan).  In connection with the settlement, Predecessor’s insurance carrier agreed to reimburse us $0.5 million. We paid the $4.0 million settlement amount on February 24, 2012 with unrestricted cash and received the insurance reimbursement on April 27, 2012. In connection with confirmation of the Bankruptcy Order, we were required to provide a cash reserve for the initial award plus statutory interest. The restricted cash was released to us in the second quarter of 2012 in connection with the settlement.

Our subsidiary, The Primadonna Company, LLC, was party to an arbitration that was filed in 2008 in Las Vegas involving the termination of an employee. The former employee alleged he was terminated without cause and was therefore due amounts pursuant to his employment agreement. On March 10, 2009, the arbitrator awarded the former employee $1.3 million. in compensatory damages, plus statutory interest and attorney’s fees. We appealed the arbitration award to the Clark County District Court which, on April 21, 2010, issued findings of fact, conclusions of law and an order setting aside the award as arbitrary and capricious, and remanded the matter back to arbitration. On November 11, 2011, the arbitrator confirmed the award which, including statutory interest and attorneys fees through the date of arbitration, totaled $1.9 million. We had fully reserved for this amount and entered into a settlement agreement with the former employee, pursuant to which we made a full and final payment totaling $1.8 million in May 2012.

We are party to certain other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions we filed. We believe that our defenses are substantial in each of these matters and that we can successfully defend our legal position without material adverse effect on our consolidated financial statements.

We are currently building a new travel center in Primm, Nevada. In connection with the construction, we have encountered, on multiple occasions, contaminated soil requiring remediation. Much of the contamination resulted from a gas station operated more than 30 years ago, and from abandoned underground fuel lines. Through December 31, 2012, we have spent approximately $3.2 million on remediation work, and we estimate that such amount could increase to approximately $4 million. The amounts spent on remediation are incremental to our planned expenditures on the project.

On June 25, 2012, the Nevada Tax Commission adopted a regulation requiring gaming companies to pay sales tax on customer complimentary meals and employee meals. The adoption of this regulation stems from a February 15, 2012 Nevada Tax Commission decision concerning another gaming company which states that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. The other gaming company filed in Clark County District Court a petition for judicial review of the Nevada Tax Commission decision. We have accrued the tax since the date of the most recent Nevada Department of Taxation ruling, and will continue to evaluate the situation as the case with the other gaming company progresses.

16.	EMPLOYEE BENEFIT PLANS

We maintain retirement savings plans under Section 401(k) of the Internal Revenue Code for eligible employees. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. We provide limited matches of a portion of eligible employees’ contributions. For the year ended December 31,

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2012, we recorded contribution expense related to our 401(k) plans of $68,000. We did not record contribution expense during 2011 and 2010, because we did not offer any form of match of employees’ contributions during those years.

We self-funded health care benefits, up to a certain stop loss amount, for employees at our Midwest casinos through the year ended December 31, 2008. During the fourth quarter of 2008, we discovered an error in the placement of the stop loss policy that was in effect for 2007. As a result of the error in policy placement, we were subjected to additional exposure for health care claims incurred in 2007. During 2008 and 2009, respectively, we incurred approximately $1.1 million and $0.3 million in excess of stop-loss limits on claims originally incurred in 2007. Since January 1, 2009, we have used a fully-insured plan for health care benefits for our Midwest casino properties. In July 2011, we entered into a settlement agreement with the insurance broker and received $1.6 million as full settlement of the litigation claims related to the policy error. We recorded the settlement as income in the line item Write downs, reserves and recoveries in the accompanying consolidated statement of operations.

17.	SEGMENT INFORMATION

In 2010 and 2011, we had presented the following reportable segments: Northern Nevada, Southern Nevada and Midwest. As discussed in Note 3, we completed the acquisition of the Black Hawk Casinos during 2012, which we present as the new Colorado reportable segment. As a result of the sale of most of our Northern Nevada properties, we evaluated the remaining Northern Nevada property with the Southern Nevada properties for possible aggregation as one segment. During our evaluation, we determined that the remaining Northern Nevada property did not meet any of the thresholds for separate disclosure as an operating segment, and we do not project that it will meet any of the thresholds in the foreseeable future. As a result, we aggregate the remaining Northern Nevada property with our other Nevada properties as they have similar economic characteristics and meet the segment reporting aggregation criteria. The amounts reported for 2011 and 2010 in the following tables have been retrospectively adjusted from the amounts previously reported to give effect to this change in the composition of reportable segments.

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The following table presents the components of net revenue by segment (in thousands):

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Gross revenue
Nevada	$301,971	$296,903	$289,296
Midwest[1]	140,035	130,709	140,045
Colorado	14,355	—	—
Gross revenue from segments	456,361	427,612	429,341
Corporate other income	—	—	174
Total gross revenue	456,361	427,612	429,515
Promotional allowances
Nevada	(39,386)	(37,742)	(36,354)
Midwest[1]	(12,142)	(11,283)	(12,769)
Colorado	(1,657)	—	—
Total promotional allowances	(53,185)	(49,025)	(49,123)
Net revenue
Nevada	262,585	259,161	252,942
Midwest	127,893	119,426	127,276
Colorado	12,698	—	—
Net revenue from segments	403,176	378,587	380,218
Corporate other income	—	—	174
Total net revenue	$403,176	$378,587	$380,392

1.
We revised the gross revenue amounts for the years ended December 31, 2011 and 2010 to correct errors totaling $5.4 million and $5.8 million, respectively. After the correction, gross revenue for 2011 and 2010 is consistent with the 2012 presentation. See Note 19 in the Notes to Consolidated Financial Statements for further information.

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We use segment earnings before interest expense, income tax, depreciation, amortization, loss on impairment of assets, and restructuring and reorganization costs ("Segment EBITDA") as a measure of profit and loss to manage the operational performance of our segments. In the following table, we present revenue by segment and Segment EBITDA by segment, then we reconcile Segment EBITDA to income from continuing operations before income tax (in thousands):

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Segment EBITDA
Nevada	$32,784	$31,812	$33,086
Midwest	40,898	40,463	39,300
Colorado	7,718	—	—
Total segment EBITDA	81,400	72,275	72,386
Corporate and other expense	(10,651)	(10,521)	(11,762)
Depreciation and amortization
Nevada	14,150	14,100	24,036
Midwest	6,663	6,542	8,103
Colorado	2,042	—	—
Corporate and other	411	527	155
Total depreciation and amortization	23,266	21,169	32,294
Share-based compensation	2,075	1,680	—
Corporate write-downs, reserves and recoveries	(707)	(3,129)	—
Pre-opening expense	421	—	—
Operating income from continuing operations	45,694	42,034	28,330
Other income (expense)
Interest expense, net	(29,731)	(28,364)	55
Reorganization costs	—	—	(6,797)
Fresh-start adjustments	—	—	(160,316)
Reorganization of debt	—	—	633,659
Impairment charges	—	—	(75,746)
Loss on extinguishment (or modification) of debt	(8,842)	—	—
Other costs	—	(1,576)	—
Total other income (expense), net	(38,573)	(29,940)	390,855
Income (loss) from continuing operations before income tax	$7,121	$12,094	$419,185

Table of Contents	F - 34	Financial Statement Index

The following table presents total assets by reportable segment (in thousands):

	December 31,
	2012	2011
Total assets by reportable segment
Nevada	$228,980	$231,687
Midwest	212,868	220,496
Colorado	78,455	—
Reportable segment total assets	520,303	452,183
Corporate and other	131,619	151,557
Total assets	$651,922	$603,740

Total assets in the Corporate and other line consist primarily of cash at the corporate entity and held-for-sale assets.

The following table presents capital expenditures by reportable segment (in thousands):

	Successor		Predecessor
	Year Ended December 31,
	2012	2011	2010
Capital expenditures by reportable segment
Nevada	$14,043	$20,157	$15,886
Midwest	11,731	11,136	5,518
Colorado	1,565	—	—
Reportable segment capital expenditures	27,339	31,293	21,404
Corporate	2,867	1,520	—
Total capital expenditures	$30,206	$32,813	$21,404

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18.	SELECTED QUARTERLY FINANCIAL INFORMATION

UNAUDITED
(in thousands)

Year Ended	Mar 31	Jun 30	Sep 30	Dec 31	Total
December 31, 2012
Net revenue	$101,705	$103,045	$100,710	$97,716	$403,176
Operating income	14,423	13,152	10,075	8,044	45,694
Income (loss) from continuing operations	4,614	(2,089)	1,646	463	4,634
December 31, 2011
Net revenue	$96,062	$100,074	$89,014	$93,437	$378,587
Operating income	11,289	10,468	7,136	13,141	42,034
Income (loss) from continuing operations	2,521	(575)	(2,276)	8,202	7,872

19.	REVISION OF PRIOR FINANCIAL STATEMENTS

We have revised certain amounts in the accompanying consolidated financial statements for the years ended December 31, 2011 and 2010 from the amounts previously reported in our 2011 Annual Report on Form 10-K for the following:

•
We corrected the classification of certain patron incentives that we had previously reported as promotional allowances rather than as a direct reduction to casino revenue. The correction reduced previously reported casino revenue by $5.4 million in 2011 and $5.8 million in 2010, and it reduced previously reported promotional allowances by an equal amount in the respective years. The errors did not affect previously reported net revenues, operating income or cash flows for any period. We assessed the materiality of the errors and concluded that the errors were not material to any of our previously issued financial statements, and we have revised all affected periods.

•	As discussed in Note 3, we have retrospectively adjusted prior period amounts to report the operations of properties sold, or under contract to be sold, as discontinued operations.

•	We have reclassified certain management fees which we were recording in other revenue in corporate into corporate expense, consistent with our presentation of other management fees.

Table of Contents	F - 36	Financial Statement Index

To disclose the impact on previously reported amounts of the revisions described above, the following table presents our revenues as originally reported in our Annual Report on Form 10-K for 2011, and as revised (in thousands):

			Reclassifications
	As Previously Reported	Error Correction	For Discontinued Operations	For Management Fees	As Restated and Reclassified
Year ended December 31, 2011 (Successor)
Casino	$297,518	$(5,364)	$(26,344)	$—	$265,810
Food and beverage	49,136	—	(7,426)	—	41,710
Lodging	33,042	—	(7,820)	—	25,222
Fuel and retail	91,684	—	(15,443)	—	76,241
Other	20,152	—	(890)	(633)	18,629
Total revenue	491,532	(5,364)	(57,923)	(633)	427,612
Promotional allowances	(59,632)	5,364	5,243	—	(49,025)
Net revenue	$431,900	$—	$(52,680)	$(633)	$378,587
Year ended December 31, 2010 (Predecessor)
Casino	$308,410	$(5,798)	$(25,775)	$—	$276,837
Food and beverage	51,344	—	(7,611)	—	43,733
Lodging	31,778	—	(8,190)	—	23,588
Fuel and retail	80,838	—	(15,008)	—	65,830
Other	20,269	—	(742)	—	19,527
Total revenue	492,639	(5,798)	(57,326)	—	429,515
Promotional allowances	(60,766)	5,798	5,845	—	(49,123)
Net revenue	$431,873	$—	$(51,481)	$—	$380,392

We also reclassified lease acquisition costs from its own line item to the Other assets, net line item as the amount was no longer material.

20.	SUBSEQUENT EVENTS

On February 1, 2013, we closed the sale contemplated by the Truckee Disposition. See Note 3 for more details.

Table of Contents	F - 37	Financial Statement Index

21.	CONDENSED CONSOLIDATED GUARANTOR DATA

On May 9, 2012, Affinity Gaming and our wholly-owned subsidiary, Affinity Gaming Finance Corp., as co-issuers (together, the “Issuers”), completed the offering and sale of $200.0 million aggregate principal amount of 9% Senior Notes due in 2018 in a private placement pursuant to an indenture, dated May 9, 2012 ("2018 Notes Indenture"), among the Issuers, the guarantors named therein, U.S. Bank, National Association as trustee, and Deutsche Bank Trust Company Americas as paying agent, registrar, transfer agent and authenticating agent. We used the net proceeds from the sale of the 2018 Notes, together with borrowings under the Senior Secured Credit Facility, to terminate and repay in full all outstanding indebtedness under the existing Senior Secured Loans, plus related fees and expense.

All of our current and future domestic subsidiaries that guarantee the Senior Secured Credit Facility also fully and unconditionally guarantee our payment obligations under the 2018 Notes on a senior unsecured basis. All of the guarantees are joint and several, and all of the guarantor subsidiaries are wholly-owned by us.

We prepared and are presenting the condensed consolidating financial statements in this footnote in accordance with Rule 3-10 of SEC Regulation S-X, and using the same accounting policies as we did to prepare the financial information located elsewhere in our consolidated financial statements and related footnotes. In 2012, we formed Affinity Gaming Finance Corp. (“AG Finance”), which is a co-issuer of the 2018 Notes. Though we present AG Finance as a co-issuer in the accompanying 2012 condensed consolidated guarantor data, we present our indebtedness as an obligation of Affinity Gaming only.

Table of Contents	F - 38	Financial Statement Index

Affinity Gaming and Subsidiaries
Condensed Consolidating Balance Sheet (Successor)
December 31, 2012
(000s)

	Affinity Gaming (Co-Issuer)	AG Finance (Co-Issuer)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Total
ASSETS
Cash and cash equivalents	$89,063	$—	$37,810	$—	$—	$126,873
Restricted cash	469	—	139	—	—	608
Accounts receivable, net	775	—	4,334	—	—	5,109
Prepaid expense	1,060	—	7,508	—	—	8,568
Inventory	—	—	2,835	—	—	2,835
Deferred income tax asset	904	—	2,220	—	—	3,124
Total current assets	92,271	—	54,846	—	—	147,117
Property and equipment, net	3,866	—	264,082	—	—	267,948
Intercompany receivables	—	—	27,500	—	(27,500)	—
Investment in subsidiaries	338,535	—	—	—	(338,535)	—
Intercompany notes receivable	193,216	—	—	—	(193,216)	—
Other assets, net	11,820	—	3,131	—	—	14,951
Assets held for sale	—	—	21,443	—	—	21,443
Intangibles	—	—	131,947	—	—	131,947
Goodwill	—	—	68,516	—	—	68,516
Total assets	$639,708	$—	$571,465	$—	$(559,251)	$651,922

LIABILITIES AND OWNERS’ EQUITY
Accounts payable	$2,043	$—	$11,958	$—	$—	$14,001
Intercompany payables	27,500	—	—	—	(27,500)	—
Accrued interest	2,581	—	—	—	—	2,581
Accrued expense	2,802	—	18,295	—	—	21,097
Income tax payable	516	—	—	—	—	516
Intercompany notes payable	—	—	193,216	—	(193,216)	—
Current maturities of long-term debt	7,281	—	—	—	—	7,281
Total current liabilities	42,723	—	223,469	—	(220,716)	45,476
Long-term debt, less current portion	389,435	—	—	—	—	389,435
Other liabilities	283	—	724	—	—	1,007
Liabilities held for sale	—	—	3,552	—	—	3,552
Deferred income tax liability	137	—	5,185	—	—	5,322
Total liabilities	432,578	—	232,930	—	(220,716)	444,792

Common stock	20	—	—	—	—	20
Other equity	207,110	—	338,535	—	(338,535)	207,110
Total owners’ equity	207,130	—	338,535	—	(338,535)	207,130
Total liabilities and owners’ equity	$639,708	$—	$571,465	$—	$(559,251)	$651,922

Table of Contents	F - 39	Financial Statement Index

Affinity Gaming and Subsidiaries
Condensed Consolidating Balance Sheet (Successor)
December 31, 2011
(000s)

	Affinity Gaming	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Total
ASSETS
Cash and cash equivalents	$5,065	$40,891	$—	$—	$45,956
Restricted cash	9,105	132	—	—	9,237
Intercompany receivables	19,132	—	—	(19,132)	—
Receivable, St Jo flood	—	4,068	—	—	4,068
Accounts receivable, net	429	3,233	—	—	3,662
Deferred income tax asset	1,410	—	—	(1,410)	—
Prepaid expense	644	7,264	—	—	7,908
Inventory	—	2,854	—	—	2,854
Total current assets	35,785	58,442	—	(20,542)	73,685
Property and equipment, net	1,978	216,616	—	—	218,594
Investment in subsidiaries	329,596	—	—	(329,596)	—
Intercompany notes receivable	193,216	—	—	(193,216)	—
Other assets, net	4,304	3,293	—	—	7,597
Assets held for sale	—	38,854	91,179	—	130,033
Deferred income tax asset	1,818	—	242	(2,060)	—
Intangibles	—	125,544	—	—	125,544
Goodwill	—	48,287	—	—	48,287
Total assets	$566,697	$491,036	$91,421	$(545,414)	$603,740

LIABILITIES AND OWNERS’ EQUITY
Accounts payable	$2,278	$9,670	$—	$—	$11,948
Intercompany payables	—	19,132	—	(19,132)	—
Accrued interest	97	—	—	—	97
Accrued expense	9,286	14,433	—	—	23,719
Income tax payable	66	—	118	—	184
Deferred income tax liability	—	2,021	124	(1,410)	735
Intercompany notes payable	—	193,216	—	(193,216)	—
Current maturities of long-term debt	1,325	—	—	—	1,325
Total current liabilities	13,052	238,472	242	(213,758)	38,008
Long-term debt, less current portion	347,075	—	—	—	347,075
Other liabilities	335	679	—	—	1,014
Liabilities held for sale	—	3,756	4,888	—	8,644
Deferred income tax liability	—	4,824	—	(2,060)	2,764
Total liabilities	360,462	247,731	5,130	(215,818)	397,505

Other equity	206,235	243,305	86,291	(329,596)	206,235
Total owners’ equity	206,235	243,305	86,291	(329,596)	206,235
Total liabilities and owners’ equity	$566,697	$491,036	$91,421	$(545,414)	$603,740

Table of Contents	F - 40	Financial Statement Index

Affinity Gaming and Subsidiaries
Condensed Consolidating Statement of Operations (Successor)
Year ended December 31, 2012
(000s)

	Affinity Gaming (Co-Issuer)	AG Finance (Co-Issuer)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Total
REVENUE
Casino	$—	$—	$285,169	$—	$—	$285,169
Food and beverage	—	—	45,784	—	—	45,784
Lodging	—	—	29,227	—	—	29,227
Fuel and retail	—	—	74,971	—	—	74,971
Other	—	—	21,210	—	—	21,210
Total revenue	—	—	456,361	—	—	456,361
Promotional allowances	—	—	(53,185)	—	—	(53,185)
Net revenue	—	—	403,176	—	—	403,176
EXPENSE
Casino	—	—	110,267	—	—	110,267
Food and beverage	—	—	46,395	—	—	46,395
Lodging	—	—	18,006	—	—	18,006
Fuel and retail	—	—	64,707	—	—	64,707
Other	—	—	9,649	—	—	9,649
General and administrative	—	—	72,830	—	—	72,830
Corporate	12,726	—	—	—	—	12,726
Depreciation and amortization	411	—	22,855	—	—	23,266
Pre-opening expense	421	—	—	—	—	421
Write downs, reserves and recoveries	(707)	—	(78)	—	—	(785)
Total expense	12,851	—	344,631	—	—	357,482
Operating income (loss) from continuing operations	(12,851)	—	58,545	—	—	45,694
Other income (expense)
Interest expense, net	(32,753)	—	—	—	3,022	(29,731)
Intercompany interest income	29,848	—	—	—	(29,848)	—
Intercompany interest expense	—	—	(29,848)	—	29,848	—
Loss on extinguishment (or modification) of debt	(8,842)	—	—	—	—	(8,842)
Income from equity investments in subsidiaries	15,884	—	—	—	(15,884)	—
Total other income (expense), net	4,137	—	(29,848)	—	(12,862)	(38,573)
Income (loss) from continuing operations before income tax	(8,714)	—	28,697	—	(12,862)	7,121
Benefit from (provision for) income taxes	7,534	—	(10,021)	—	—	(2,487)
Income (loss) from continuing operations	$(1,180)	$—	$18,676	$—	$(12,862)	$4,634

Discontinued operations
Income (loss) from discontinued operations before income tax	—	—	(14,205)	5,120	—	(9,085)
Benefit from (provision for) income taxes	—	—	5,114	(1,843)	—	3,271
Loss from discontinued operations	$—	$—	$(9,091)	$3,277	$—	$(5,814)
Net income (loss)	$(1,180)	$—	$9,585	$3,277	$(12,862)	$(1,180)

Table of Contents	F - 41	Financial Statement Index

Affinity Gaming and Subsidiaries
Condensed Consolidating Statement of Operations (Successor)
Year ended December 31, 2011
(000s)

	Affinity Gaming	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Total
REVENUE
Casino	$—	$265,810	$—	$—	$265,810
Food and beverage	—	41,710	—	—	41,710
Lodging	—	25,222	—	—	25,222
Fuel and retail	—	76,241	—	—	76,241
Other	—	18,629	—	—	18,629
Total revenue	—	427,612	—	—	427,612
Promotional allowances	—	(49,025)	—	—	(49,025)
Net revenue	—	378,587	—	—	378,587
EXPENSE
Casino	—	101,399	—	—	101,399
Food and beverage	—	41,806	—	—	41,806
Lodging	—	17,518	—	—	17,518
Fuel and retail	—	67,291	—	—	67,291
Other	—	12,546	—	—	12,546
General and administrative	—	69,011	—	—	69,011
Corporate	12,201	—	—	—	12,201
Depreciation and amortization	527	20,642	—	—	21,169
Write downs, reserves and recoveries	(3,129)	(3,259)	—	—	(6,388)
Total expense	9,599	326,954	—	—	336,553
Operating income (loss) from continuing operations	(9,599)	51,633	—	—	42,034
Other income (expense)
Interest expense, net	(35,591)	—	—	7,227	(28,364)
Intercompany interest income	28,398	—	—	(28,398)	—
Intercompany interest expense	—	(28,398)	—	28,398	—
Other costs	(1,576)	—	—	—	(1,576)
Income from equity investments in subsidiaries	21,001	—	—	(21,001)	—
Total other income (expense), net	12,232	(28,398)	—	(13,774)	(29,940)
Income from continuing operations before income tax	2,633	23,235	—	(13,774)	12,094
Benefit from (provision for) income taxes	3,889	(8,111)	—	—	(4,222)
Income from continuing operations	$6,522	$15,124	$—	$(13,774)	$7,872

Discontinued operations
Loss from discontinued operations before tax	—	(456)	(1,421)	—	(1,877)
Benefit for income taxes	—	128	399	—	527
Loss from discontinued operations	$—	$(328)	$(1,022)	$—	$(1,350)
Net income (loss)	$6,522	$14,796	$(1,022)	$(13,774)	$6,522

Table of Contents	F - 42	Financial Statement Index

Affinity Gaming and Subsidiaries
Condensed Consolidating Statement of Operations
Year ended December 31, 2010 (Predecessor)
(000s)

	Affinity Gaming	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Total
REVENUE
Casino	$—	$276,837	$—	$—	$276,837
Food and beverage	—	43,733	—	—	43,733
Lodging	—	23,588	—	—	23,588
Fuel and retail	—	65,830	—	—	65,830
Other	—	19,527	—	—	19,527
Total revenue	—	429,515	—	—	429,515
Promotional allowances:	—	(49,123)	—	—	(49,123)
Net revenue	—	380,392	—	—	380,392
EXPENSE
Casino	—	103,697	—	—	103,697
Food and beverage	—	43,278	—	—	43,278
Lodging	—	17,199	—	—	17,199
Fuel and retail	—	56,952	—	—	56,952
Other	—	14,188	—	—	14,188
General and administrative	—	72,518	—	—	72,518
Corporate	11,936	—	—	—	11,936
Depreciation and amortization	—	32,294	—	—	32,294
Total expense	11,936	340,126	—	—	352,062
Operating income (loss) from continuing operations	(11,936)	40,266	—	—	28,330
Other income (expense)
Interest expense, net of capitalized interest	43	12	—	—	55
Reorganization costs	(6,797)	—	—	—	(6,797)
Fresh-start adjustments	—	(160,316)	—	—	(160,316)
Reorganization of debt	633,659	—	—	—	633,659
Impairment charges	—	(75,746)	—	—	(75,746)
Loss from equity investments in subsidiaries	(226,724)	—	—	226,724	—
Total other expense, net	400,181	(236,050)	—	226,724	390,855
Income (loss) from continuing operations before income tax	388,245	(195,784)	—	226,724	419,185
Provision for income taxes	—	—	—	—	—
Income (loss) from continuing operations	$388,245	$(195,784)	$—	$226,724	$419,185

Discontinued operations
Income (loss) from discontinued operations before tax	—	(33,451)	2,511	—	(30,940)
Provision for income taxes	—	—	—	—	—
Income (loss) from discontinued operations	$—	$(33,451)	$2,511	$—	$(30,940)
Net income (loss)	$388,245	$(229,235)	$2,511	$226,724	$388,245

Table of Contents	F - 43	Financial Statement Index

Affinity Gaming and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Successor)
Year ended December 31, 2012
(000s)

	Affinity Gaming (Co-Issuer)	AG Finance (Co-Issuer)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Total
Net cash provided by operating activities	$(22,686)	$—	$61,184	$23,892	$—	$62,390

Cash flows from investing activities:
Restricted cash	8,636	—	(7)	—	—	8,629
Cash paid for business acquisition	(4,305)	—	—	—	—	(4,305)
Insurance proceeds St Jo flood	—	—	3,045	—	—	3,045
Proceeds from sale of property and equipment	—	—	66	—	—	66
Purchases of property and equipment	(2,723)	—	(23,702)	—	—	(26,425)
Net cash provided by (used in) investing activities	$1,608	$—	$(20,598)	$—	$—	$(18,990)

Cash flows from financing activities:
Change in intercompany accounts	67,559	—	(43,667)	(23,892)	—	—
Payments on long-term debt	(349,900)	—	—	—	—	(349,900)
Proceeds from long-term debt	398,000	—	—	—	—	398,000
Loan origination fees	(10,583)	—	—	—	—	(10,583)
Net cash provided by financing activities	$105,076	$—	$(43,667)	$(23,892)	$—	$37,517

Net increase (decrease) in cash and cash equivalents	83,998	—	(3,081)	—	—	80,917

Cash and cash equivalents
Beginning of year	5,065	—	40,891	—	—	45,956
End of year	$89,063	$—	$37,810	$—	$—	$126,873

Table of Contents	F - 44	Financial Statement Index

Affinity Gaming and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Successor)
Year ended December 31, 2011
(000s)

	Affinity Gaming	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Total
Net cash provided by (used in) operating activities	$(22,745)	$43,292	$—	$—	$20,547

Cash flows from investing activities:
Restricted cash	(1,500)	—	—	—	(1,500)
Proceeds from sale of property and equipment	925	153	—	—	1,078
Purchases of property and equipment	(1,502)	(29,226)	—	—	(30,728)
Net cash used in investing activities	$(2,077)	$(29,073)	$—	$—	$(31,150)

Cash flows from financing activities:
Change in intercompany accounts	12,164	(12,164)	—	—	—
Payment on long-term debt	(1,600)	—	—	—	(1,600)
Loan origination fees	(1,622)	—	—	—	(1,622)
Net cash used in financing activities	$8,942	$(12,164)	$—	$—	$(3,222)

Net increase (decrease) in cash and cash equivalents	(15,880)	2,055	—	—	(13,825)

Cash and cash equivalents
Beginning of year	20,945	38,836	—	—	59,781
End of year	$5,065	$40,891	$—	$—	$45,956

Table of Contents	F - 45	Financial Statement Index

Affinity Gaming and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Predecessor)
Year ended December 31, 2010
(000s)

	Affinity Gaming	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Total
Net cash provided by (used in) operating activities	$(22,846)	$72,957	$—	$—	$50,111

Cash flows from investing activities:
Collection on notes and loans receivable	33	—	—	—	33
Restricted cash	(7,421)	345	—	—	(7,076)
Proceeds from sale of property and equipment	—	40	—	—	40
Purchases of property and equipment	—	(21,153)	—	—	(21,153)
Net cash provided by (used in) investing activities	$(7,388)	$(20,768)	$—	$—	$(28,156)

Cash flows from financing activities:
Change in intercompany accounts	57,018	(57,018)	—	—	—
Reorganization items	(38,258)	—	—	—	(38,258)
Net cash provided by (used in) financing activities	$18,760	$(57,018)	$—	$—	$(38,258)

Net increase (decrease) in cash and cash equivalents	(11,474)	(4,829)	—	—	(16,303)

Cash and cash equivalents
Beginning of year	32,419	43,665	—	—	76,084
End of year	$20,945	$38,836	$—	$—	$59,781

Table of Contents	F - 46	Financial Statement Index

$200,000,000

AFFINITY GAMING
AFFINITY GAMING FINANCE CORP.
Exchange Offer for 9.00% Senior Notes due 2018
________________________________________
PROSPECTUS
________________________________________
May 10, 2013
We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You may not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until August 8, 2013, all dealers that effect transactions in these securities, whether participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.